Strictly private and confidential

RECEIVED

2008 MAY 13 A 11:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date
30 April 2008

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

[redacted]

08002494

SUPPL

Moneysupermarket.com Group PLC - Rule 12g3-2(b) Exemption
SEC File Number 82-35105

Ladies and Gentlemen:

On behalf of Moneysupermarket.com Group PLC (the "**Company**"), SEC file number 82-35105, I herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached Annex A, a list of information the Company has made public, filed or distributed. Please also find enclosed copies of the documents referred to in Appendix A. This information supplements the information that the Company has made public, filed or distributed since it applied for an exemption under the Rule on 14 June 2007.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

If you have any questions or comments regarding the foregoing, please contact the undersigned at +44 (0)1244 220684 or darren.drabble@moneysupermarket.com.

Yours sincerely,

Darren Drabble

PROCESSED
MAY 15 2008
THOMSON REUTERS

w/enc

10/13368662_1

Appendix A

Date of filing/publication	Item	Brief Description	Place of filing
14/03/2007	Various incorporation documents	Certificate of incorporation, statement of directors and registered office, declaration of compliance, memorandum of association, articles of association	Companies House
24/04/2007	Form 288b	Resignation of director	Companies House
24/04/2007	Form 288b	Resignation of secretary	Companies House
24/04/2007	Form 225	Change of accounting reference date	Companies House
24/04/2007	Form 287	Change of registered office address	Companies House
24/04/2007	Form 288a	Appointment of new director	Companies House
24/04/2007	Form 288a	Appointment of new director and secretary	Companies House
08/06/2007	Form 395	Particulars of mortgage/charge	Companies House
25/06/2007	Certificate of incorporation on change of name	Change of company name	Companies House
04/07/2007	Shareholder resolutions		Companies House
09/07/2007	Shareholder resolutions		Companies House
09/07/2007	Form 43(3)	Application by a private company for re-registration as a public company	Companies House
09/07/2007	Form 43(3)e	Declaration on application by a private company for re-registration as a public company	Companies House
09/07/2007	Auditors' statement		Companies House
09/07/2007	Auditors' report		Companies House
09/07/2007	Balance sheet of the Company		Companies House
09/07/2007	Memorandum and Articles of Association		Companies House
09/07/2007	Certificate of incorporation on re-registration of private company as a public		Companies House

	company		
10/07/2007	Form 288b	Resignation of secretary	Companies House
10/07/2007	Form 288a	Appointment of new secretary	Companies House
16/07/2007	Form 288a	Appointment of new director	Companies House
30/07/2007	Form 123	Increase in share capital	Companies House
01/08/2007	Shareholder resolutions		Companies House
01/08/2007	Form 353	Location of register of members	Companies House
08/08/2007	Form 88(2)	Allotment of shares	Companies House
08/08/2007	Shares agreement		Companies House
10/08/2007	Form 88(2)	Allotment of shares	Companies House
15/08/2007	Form 288a	Appointment of new director	Companies House
17/09/2007	Memorandum and Articles of Association		Companies House
01/10/2007	Form 288a	Appointment of new director	Companies House
04/04/2008	Form 363	Annual Return	Companies House
23/04/2008	Shareholder resolutions		Companies House
23/04/2008	Articles of Association		Companies House
31/03/2008	E-Communications Letter		Sent by post to shareholders

KPMG Audit Plc
St James' Square
Manchester M2 6DS
United Kingdom

Tel +44 (0) 161 246 4000
Fax +44 (0) 161 246 4040
DX 724620 Manchester 42

Independent auditors' report to Moneysupermarket.com Group Limited for the purpose of section 43(3)(c) of the Companies Act 1985

We have audited the balance sheet and related notes of Moneysupermarket.com Group Limited as at 6 July 2007 attached which have been prepared under the accounting policies set out therein.

This report is made solely to the company in accordance with section 43(3)(c) of the Companies Act 1985. Our work has been undertaken so that we as the company's auditors might state to the company those matters we are required to state to it in a report under section 43(3)(c) of that Act and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our work under section 43(3)(c) of that Act, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the balance sheet in accordance with applicable law and United Kingdom Accounting Standards (UK Generally Accepted Accounting Practice) are set out on page 1.

Our responsibility is to audit the balance sheet in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the balance sheet and related notes, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the balance sheet is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the balance sheet.

Opinion

In our opinion the balance sheet as at 6 July 2007 has been properly prepared in accordance with the provisions of the Companies Act 1985, which would have applied had the balance sheet been prepared for a financial year of the company.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

KPMG Audit Plc
St James' Square
Manchester M2 6DS
United Kingdom

Tel +44 (0) 161 246 4000
Fax +44 (0) 161 246 4040
DX 724620 Manchester 42

Statement of the independent auditors to Moneysupermarket.com Group Limited for the purpose of section 43(3)(b) of the Companies Act 1985

We have examined the balance sheet and related notes of Moneysupermarket.com Group Limited as at 6 July 2007 which were prepared for the purpose of the proposed re-registration of Moneysupermarket.com Group Limited as a public company and audited by us.

This statement is made solely to the company in accordance with section 43(3)(b) of the Companies Act 1985. Our work has been undertaken so that we as the company's auditors might state to the company those matters we are required to state to it in this statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our work under section 43(3)(b) of that Act, for this statement, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The company's directors responsibility for the preparation of the balance sheet and related notes are set out in the Statement of Directors' Responsibilities on page 1 of the balance sheet and related notes which was prepared for the purpose of the proposed re-registration of Moneysupermarket.com Group Limited as a public company.

It is our responsibility to form an independent opinion, based on our examination, and to report our opinion to you.

Basis of opinion

The scope of our work for the purpose of this statement was limited to an examination of the relationship between the company's net assets and its called-up share capital and undistributable reserves as stated in the audited balance sheet in connection with the company's proposed re-registration as a public company.

Opinion

In our opinion the audited balance sheet at 6 July 2007 shows that the amount of the company's net assets (within the meaning given to that expression by section 264(2) of the Companies Act 1985) was not less than the aggregate of its called-up share capital and undistributable reserves.

KPMG Audit Plc

July 2007

KPMG Audit Plc
Chartered Accountants
Registered Auditor

Moneysupermarket.com Group Limited

Balance sheet and related notes

Registered number – 6160943

6 July 2007

Contents

Company Information

Directors	S J Nixon P Doughty
Secretary	D Drabble
Company number	6160943
Registered office	Moneysupermarket House St David's Park Ewloe Nr Chester CH5 3UZ
Auditors	KPMG Audit Plc St James' Square Manchester M2 6DS

Statement of directors' responsibilities in respect of the Balance sheet and related notes.

The directors are responsible for preparing the Balance Sheet and related notes in accordance with applicable law and regulations.

Company law requires the directors to prepare the Balance Sheet and related notes for the purpose of the proposed re-registration of the Company as a public company. Under that law they have elected to prepare the balance sheet and related notes in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice).

In preparing the Balance Sheet and related notes, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the Balance Sheet and related notes on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and to prevent and detect fraud and other irregularities.

Balance Sheet
at 6 July 2007

	Note	2007 £000	2007 £000
Fixed assets			
Investments	2		164,038
Current assets			
Debtors	3	1,441	
Cash at bank and in hand		3,857	
		5,298	
Creditors: amounts falling due within one year	4	(32,653)	
Net current liabilities			(27,355)
Total assets less current liabilities			136,683
Creditors: amounts falling due after more than one year	5		(127,146)
Net assets			9,537
Capital and reserves			
Called up share capital	7		97
Profit and loss account	8		9,440
Shareholders' funds			9,537

This balance sheet and the related notes were approved by the board of directors on 9 July 2007.

Notes

1 Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the balance sheet, except as noted below.

The company was incorporated on 14 March 2007 as Precis (2682) Limited and changed its name to Moneysupermarket.com Group Limited on 25 June 2007.

Basis of preparation

The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost accounting rules.

The balance sheet presents information about the Company as an individual undertaking and not about its group.

Classification of financial instruments issued by the Company

Following the adoption of FRS 25, financial instruments issued by the Company are treated as equity (i.e. forming part of shareholders' funds) only to the extent that they meet the following two conditions:

a) they include no contractual obligations upon the Company to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavourable to the Company; and

b) where the instrument will or may be settled in the Company's own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the Company's own equity instruments or is a derivative that will be settled by the Company's exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments.

To the extent that this definition is not met, the proceeds of issue are classified as a financial liability. Where the instrument so classified takes the legal form of the Company's own shares, the amounts presented in these financial statements for called up share capital and share premium account exclude amounts in relation to those shares.

Where a financial instrument that contains both equity and financial liability components exists these components are separated and accounted for individually under the above policy. The finance cost on the financial liability component is correspondingly higher over the life of the instrument.

Finance payments associated with financial liabilities are dealt with as part of interest payable and similar charges. Finance payments associated with financial instruments that are classified as part of shareholders' funds (see dividends policy), are dealt with as appropriations in the reconciliation of movements in shareholders' funds.

Cash and liquid resources

Cash comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of less than one year (other than cash), government securities and investments in money market managed funds.

Notes *(continued)*

2 Fixed asset investments

	Shares in group undertakings £000
Cost	
At incorporation	-
Additions	164,038
At 6 July 2007	164,038
Net book value	
At 6 July 2007	164,038

The principal companies in which the Company's interest at 6 July 2007 is more than 20% are as follows:

	Country of incorporation	Principal activity	Class and percentage of shares held
Subsidiary undertakings			
Moneysupermarket.com Financial Group Limited	England & Wales	Holding company	100%
Moneysupermarket.com Limited*	England & Wales	Internet services	100%
Mortgage 2000 Limited*	England & Wales	Mortgage advice	100%

*Interests held via an intermediary holding company.

Moneysupermarket.com Financial Group Limited was acquired on 22 June 2007.

3 Debtors

	2007 £000
Other debtors	59
Prepayments and accrued income	1,382
	1,441

4 Creditors: amounts falling due within one year

	2007 £000
Bank loans and overdrafts (see note 5)	19,561
Amounts owed to group undertakings	10,932
Other creditors	375
Accruals and deferred income	1,785
	32,653

Notes *(continued)*

5 Creditors: amounts falling due after more than one year

	2007 £000
Bank loans and overdrafts	127,146

6 Borrowings

	2007 £000
Bank loans and overdrafts due within one year	19,561
Bank loans and overdrafts due after more than one year	127,146
	146,707
Total bank loans	150,000
Less unamortised costs incurred	(3,293)
	146,707

The loans represent a £60,000,000 term loan facility, a £80,000,000 term loan facility and a £10,000,000 revolving credit facility. Interest is payable at 1.8% above LIBOR. All three facilities have a three year term commencing 31 May 2007.

The obligations of the loans are secured through a debenture incorporating fixed and floating charges over all present and future assets and cross guarantees with the company's subsidiaries.

	2007 £000
Total costs incurred	3,405
Cumulative amortisation	(112)
	3,293

Notes *(continued)*

7 Called up share capital

	2007
	£
Authorised	
Ordinary shares of £1 each	154,500
'A' Ordinary shares of £1 each	10,000
'B' Ordinary shares of £1 each	85,500
	250,000
Allotted, called up and fully paid	
Ordinary shares of £1 each	6,758
'A' Ordinary shares of £1 each	4,796
'B' Ordinary shares of £1 each	85,500
	97,054

During the year the Company issued 2 £1 ordinary shares for a consideration of £2, settled in cash.

The company further issued

- 2,258 Ordinary shares for consideration of 2,258 Ordinary shares in Moneysupermarket.com Financial Group Limited.
- 4,500 Ordinary shares for consideration of £162,000,000 and 45,000 Ordinary shares in Moneysupermarket.com Financial Group Limited.
- 4,796 'A' Ordinary shares for consideration of 4,796 'A' Ordinary shares in Moneysupermarket.com Financial Group Limited
- 85,498 'B' Ordinary shares for consideration of 45,000 Ordinary shares in Moneysupermarket.com Financial Group Limited.

The £2 subscriber share capital was re-designated as 'B' Ordinary shares following these transactions.

The rights attaching to the ordinary shares, A ordinary shares and B ordinary shares are as set out in the Company's Articles of Association. In summary, they are as follows:

- the profits of the Company available for distribution may be distributed to the holders of ordinary shares. However, subject to a shareholders' agreement no dividend shall be paid until the B ordinary shares have been converted into ordinary shares;
- A ordinary shares do not entitle the holders thereof to receive notice of or to attend and vote upon any resolution at a general meeting of the Company;
- on a return, repayment or reduction of capital or a return of assets on a liquidation, the first £162 million of assets shall be distributed pro-rata to the holders of ordinary and A ordinary shares, thereafter the balance shall be used to pay a sum equal to the nominal value on all shares and thereafter any remaining balance shall be distributed pro rata amongst the holders of ordinary, A ordinary and B ordinary shares.

8 Reserves

	Profit and loss account £000
At incorporation	-
Loss for the year	(560)
Dividends received	10,000
At end of year	9,440

9 **Related party disclosures**

The Company is controlled by Simon Nixon.

[MONEYSUPERMARKET.COM GROUP LOGO]

Important information regarding shareholder communications – You may need to take action. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser authorised under the Financial Services and Markets Act 2000

Moneysupermarket.com Group PLC
Registered in England & Wales No. 06160943
Moneysupermarket House
St. David's Park
Ewloe
Chester
CH5 3UZ

[ ] March 2008

Dear Shareholder

The purpose of this letter is to inform you of important changes in how Moneysupermarket.com Group PLC ("**Company**") will communicate with its shareholders and to invite you to select your preferred method of communication.

During 2007, certain provisions in the Companies Act 2006 came into force allowing a company to communicate with shareholders via its website or other electronic means, except where a shareholder has requested a hard copy. The Articles of Association of the Company allows the Company to send or supply shareholder communications, such as the Notice of Annual General Meeting and Annual Report and Accounts, to shareholders in electronic form (including via a website). In future the Company intends to publish all shareholder communications in the investor relations section of our website at www.moneysupermarket.com ("**Website**").

The Board regards this as a positive step for both the Company and shareholders. It will reduce our impact on the environment by minimising waste and also reduce costs. In addition, shareholder communications made available by means of the investor relations section of the Website will be made available to shareholders quickly and securely.

Set out below are your options in relation to how you receive shareholder communications from the Company. Simply let us know your preference by selecting one of the options below and returning the election form attached to this letter:

Option 1 (default option)	To receive shareholder communications via the **Website** and to be notified by **letter** that shareholder communications are available in the investor relations section of the Website. If this is your preference you do not need to take any action.
Option 2	To receive shareholder communications via the **Website** and to be notified by **email** that shareholder communications are available in the investor relations section of the Website. If this is your preference you need to return the election form with your email address or register online at www.moneysupermarket-shares.com.
Option 3	To continue to receive **hard copy** shareholder communications by **post**. If this is your preference you need to return the election form.

Please note that Option 1 is the default option and if you do not respond by indicating your preference within 28 days from the date of this letter you will be deemed to agree (under paragraph 10 of Schedule 5 to the Companies Act 2006) that the Company may send or supply shareholder communications to you by means of the Website as per Option 1 above and therefore you will not receive a full set of shareholder communications by post in the future. Instead we will write to you (by email or post) advising how you can access the shareholder communications in the investor relations section of the Website.

Yours sincerely

Darren Drabble
Company Secretary

Notes:

1. The Company will take reasonable precautions to ensure that no viruses are present in any communications it send out, but cannot accept responsibility for loss or damage arising from opening or use of any e-mail or attachments from the Company, and recommends that you subject all messages to virus checking procedures prior to use.

2. The Company will notify you when the shareholder communications are available to access on the Website and we will provide you with:

- the address of the Website
- the place on the Website where the shareholder communications may be accessed
- details of how to access the shareholder communications.

3. If you choose Option 2, by requesting to register an email address and receive electronic communications, you agree that you have read and accepted the eComms Terms and Conditions available at www.capitaregistrars.com/ecommterms.
4. Notwithstanding your election, the Company reserves the right to send any shareholder communications in paper form if we feel it is appropriate to do so.
5. Notwithstanding your election, you may request a paper copy of any shareholder communications at any time by **contacting Capita Registrars, Shareholder Administration Services, 34 Beckenham Road, Beckenham, Kent, BR3 9ZA**. Such shareholder communications will be provided to you free of charge within 21 days of receipt of your request.
6. Should you subsequently wish to change your election or receive shareholder communications generally in hard copy form, you can do so at any time **by contacting Capita Registrars, Shareholder Administration Services, 34 Beckenham Road, Beckenham, Kent, BR3 9ZA.**
7. If you have sold or otherwise transferred all you shares in the Company please send this letter, as soon as possible, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale was effected, for delivery to the purchaser or transferee.

....

Important: Please read the letter above

Moneysupermarket.com Group PLC

Please insert your name, address and investor code where indicated below before returning this form:

Name ....

Address ....

....

....

Investor code ....

Date ....

Your choices for shareholder communication

OPTION 1 **Letter/Website** If you would like to receive shareholder communications by means of the Website and receive a letter notifying you when they are available for viewing in the investor relations section of the Website **you do not need to take any action.**

OPTION 2 **Email/Website** If you would like to receive shareholder communications by means of the Website and receive an email notifying you when they are available for viewing in the investor relations section of the Website, please **register** your email address at www.moneysupermarket-shares.com or alternatively tick this box **[Note: Insert box here]**, enter your email address below and return this form in an envelope to the address at the bottom of this form.

Email address ....

OPTION 3 **Post/hard copy documents** If you would like to continue to receive hard copies of shareholder communications, please tick this box **[Note: Insert box here]** and return this form in an envelope to the address at the bottom of this form.

Please return this form in an envelope addressed to the following Freepost address (no stamp required):
Capita Registrars Shareholder Administration Services, FREEPOST RLYX-GZTU-KRRG, 34 Beckenham Road, Beckenham, Kent BR3 9ZA

Herbert Smith

No. 6160943

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

MONEYSUPERMARKET.COM GROUP PLC

(Adopted by Special Resolution passed on 22 April 2008, to be effective from
00.01am on 1 October 2008)

Herbert Smith LLP

INDEX

RECEIVED

2008 MAY 13 A 11:20

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

No. 6160943

ARTICLES OF ASSOCIATION

of

MONEYSUPERMARKET.COM GROUP PLC[1]

1. **PRELIMINARY**

(1) In these articles the following words bear the following meanings:

"the 1985 Act" means the Companies Act 1985 to the extent in force from time to time;

"the 2006 Act" means the Companies Act 2006 to the extent in force from time to time;

"the Acts" means the 1985 Act and the 2006 Act;

"electronic address" means any number or address used for the purposes of sending or receiving notices, documents or information by electronic means;

"these articles" means the articles of the Company;

"clear days" means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"electronic form" has the same meaning as in the 2006 Act;

"electronic means" has the same meaning as in the 2006 Act;

"executed" means any mode of execution;

"holder" means in relation to shares, the member whose name is entered in the register of members as the holder of the shares;

"the Stock Exchange" means the London Stock Exchange PLC;

"Office" means the registered office of the Company;

---

1 By a Special Resolution the name of the Company was changed from Precis (2682) Limited to Moneysupermarket.com Group Limited on 18 June 2007.

By a Special Resolution of the Company passed on 9 July 2007 the Company re-registered as a public limited company and changed its name from Moneysupermarket.com Group Limited to Moneysupermarket.com Group PLC.

"the seal" means the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 40 of the 1985 Act, or either of them as the case may require;

"secretary" means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary; and

"the Uncertificated Securities Regulations" means the Uncertificated Securities Regulations 2001.

(2) In these articles, references to a share being in uncertificated form are references to that share being an uncertificated unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a share of a class which is, for the time being, a participating security, and only for so long as it remains a participating security.

(3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles have the same meaning as in the Acts or the Uncertificated Securities Regulations (as the case may be).

(4) Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment of it for the time being in force.

(5) In these articles, unless the context otherwise requires:

(a) words in the singular include the plural, and vice versa;

(b) words importing any gender include all genders; and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons.

(6) In these articles:

(a) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form, whether sent or supplied in electronic form or made available on a website or otherwise;

(b) references to "other" and "otherwise" shall not be construed eiusdem generis where a wider construction is possible;

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise; and

(d) references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors.

(7) The headings are inserted for convenience only and do not affect the construction of these articles.

(8) The regulations contained in Table A in the Companies (Tables A to F) Regulations 1985 do not apply to the Company.

SHARE CAPITAL

2. The share capital of the Company is £250,000 divided into 1,154,705,882 ordinary shares of £0.0002 each and 95,294,118 deferred shares of £0.0002 each.

3. The holders of the deferred shares shall not be entitled to receive a dividend.

4. On a distribution of assets of the Company among its members on a winding up, liquidation or otherwise the holders of the deferred shares have no right to participate in any distribution of the Company's assets.

5. On a return, repayment or reduction of capital or a return of assets the holders of the deferred shares shall have no right to participate in any distributions of the Company's assets.

6. A holder of deferred shares shall not be entitled to receive notice of and to attend and vote upon any resolution at any general meeting of the Company but shall not have the right to vote in respect of its holding of deferred shares, unless it is proposed at the meeting to consider any resolution which abrogates or varies the rights and privileges attaching to the deferred shares, in which case holders of deferred shares shall have the right to attend such a meeting and to speak and vote only on such resolution or any motion for adjournment of the meeting before such resolution is voted on.

7. If entitled to vote at a general meeting of the Company, every holder of deferred shares present in person or by proxy (or, being a corporation, by a duly authorised representative) shall have one vote for every deferred share held by such member.

8. Notwithstanding the rights of the holders of deferred shares under article 6, the written consent of the holders of three-quarters in nominal value of the issued deferred shares or the sanction of a special resolution passed at a separate general meeting of the holders of deferred shares is required if the rights and privileges attaching to the deferred shares are to be varied or abrogated in any way.

9. All the provisions of the articles relating to general meetings of the Company shall apply, with any necessary changes, to every general meeting of the holders of deferred shares.

10. Subject to the provisions of the Acts and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, if the Company has not so determined, as the directors may determine).

11. Subject to the provisions of the Acts, any share may be issued which is or is to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these articles.

12. Subject to the provisions of the Acts and these articles, the unissued shares in the Company shall be at the disposal of the directors, who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the directors think fit.

13. The Company may exercise the powers of paying commissions conferred by the Acts. Subject to the provisions of the Acts, any such commission may be satisfied by the

payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

14. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety of it in the holder.

15. Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to shares and other securities in any form:

(a) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted; and

(b) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph 15(a) above or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form.

16. Notwithstanding anything else contained in these articles, where any class of shares is, for the time being, a participating security, unless the directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings.

VARIATION OF RIGHTS

17. Subject to the provisions of the Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up:

(a) in such manner (if any) as may be provided by those rights; or

(b) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class,

but not otherwise. To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question (excluding any shares of that class held as treasury shares) and at an adjourned meeting shall be one person holding shares of the class in question (other than treasury shares) or his proxy.

18. Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares or the holding of such shares as treasury shares.

SHARE CERTIFICATES

19. (1) Subject to paragraph (2) of this article, every holder of shares (other than a financial institution in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of such shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, to several certificates each for one or more of his shares. Every certificate shall be issued under the seal or under such other form of authentication as the directors may determine (which may include manual or facsimile signatures by one or more directors), and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

(2) Paragraph (1) of this article shall not apply in relation to shares in uncertificated form.

(3) If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

LIEN

20. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may declare any share to be wholly or in part exempt from the provisions of this article. The Company's lien on a share shall extend to all amounts payable in respect of it.

21. The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

22. To give effect to the sale the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser; and, in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

23. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES AND FORFEITURE

24. Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

25. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

26. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

27. If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Acts) but the directors may waive payment of the interest wholly or in part.

28. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call.

29. Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares.

30. The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree.

31. If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be

liable to be forfeited. If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture.

32. Subject to the provisions of the Acts, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine. Where for the purposes of its disposal a forfeited share is to be transferred to any person, the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer and, in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer of the share to that person.

33. A person whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall surrender to the Company for cancellation any certificate for the shares forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Acts) from the date of forfeiture until payment, but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

34. A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

TRANSFER OF SHARES

35. The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee.

36. Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on an Operator register of members as being held in uncertificated form may be transferred by means of the relevant system concerned. The transfer may not be in favour of more than four transferees.

37. (1) The directors may, in their absolute discretion, refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List of the UK Listing Authority such refusal does not prevent

dealings in the shares from taking place on an open and proper basis. They may also refuse to register a transfer of a share in certificated form unless the instrument of transfer:

(a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a financial institution where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of share; and

(c) is in favour of not more than four transferees.

(2) The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer.

38. If the directors refuse to register a transfer of a share, they shall as soon as practicable and in any event within two months after the date on which the transfer was lodged with the Company (in the case of a transfer of a share in certificated form) or the date on which the Operator-instruction was received by the Company (in the case of a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form) send to the transferee notice of the refusal together with reasons for the refusal. The directors shall send to the transferee such further information about the reasons for the refusal as the transferee may reasonably request.

39. Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

40. No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

41. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

42. Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

43. If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest; but nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

44. A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require,

elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall transfer title to the share to that person. All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer (if any) as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred.

45. A person becoming entitled to a share by reason of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares.

DISCLOSURE OF INTERESTS

46. (1) If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 793 of the 2006 Act and has failed in relation to any shares (the "default shares") to give the Company the information thereby required within fourteen days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine:

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll; and

(b) where the default shares represent at least 0.25 per cent of their class (calculated exclusive of treasury shares):

(i) any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend;

(ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; and

(iii) for the purposes of sub-paragraph (1)(b)(ii) of this article, in the case of shares held by the member in uncertificated form, the directors may, to enable the Company to deal with the shares in accordance with the provisions of this article, require the Operator of a relevant system to convert the shares into certificated form.

(2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of:

(a) receipt by the Company of the information required by the notice mentioned in that paragraph; and

(b) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares.

(3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue, provided that:

(a) any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled); and

(b) paragraph (1) of this article shall apply to the exclusion of this paragraph (3) if the Company gives a separate notice under section 793 of the 2006 Act in relation to the new shares.

(4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 793 of the 2006 Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of paragraph (1) of this article.

(5) For the purposes of this article:

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 793 of the 2006 Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) "interested" shall be construed as it is for the purpose of section 793 of the 2006 Act;

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give all or any part of it and (ii) reference to his having given information

which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d) an "excepted transfer" means, in relation to any shares held by a member:

(i) a transfer pursuant to acceptance of a takeover offer (within the meaning of Part 28 of the 2006 Act) in respect of shares in the Company; or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(6) Nothing in this article shall limit the powers of the Company under section 794 of the 2006 Act or any other powers of the Company whatsoever.

UNTRACED MEMBERS

47. (1) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if:

(a) for a period of twelve years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned;

(b) during that period at least three dividends in respect of the share have become payable;

(c) the Company has, after the expiration of that period, by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such share; and

(d) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

(2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are

satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (a) and the words ", after the expiration of that period," were omitted from sub-paragraph (c)).

(3) To give effect to the sale of any share pursuant to this article the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of the purchaser; and in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer. The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale.

ALTERATION OF CAPITAL

48. The Company may by ordinary resolution:

(a) increase its share capital by new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum;

(d) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others; and

(e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

49. Subject to compliance with the terms of any resolution referred to in article 48, where any difficulty arises in regard to any consolidation or division, the Board may settle such difficulty as it sees fit. In particular, without limitation, the directors may sell to any person (including, subject to the provisions of the Acts, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members or retain such net proceeds for the benefit of the Company, and the directors may, in the case of shares in certificated form, authorise any person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser; and, in the case of shares in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or

on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

50. Subject to the provisions of the Acts, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way.

PURCHASE OF OWN SHARES

51. Subject to the provisions of the Acts, the Company may purchase its own shares, (including redeemable shares) and may hold such shares as treasury shares or cancel them.

NOTICE OF GENERAL MEETINGS

52. The directors may call general meetings. If there are not sufficient directors to form a quorum in order to call a general meeting, any director may call a general meeting. If there is no director, any member of the Company may call a general meeting.

53. Subject to the provisions of the Acts, an annual general meeting and all other general meetings of the Company shall be called by at least such minimum period of notice as is prescribed by the Acts. The notice shall specify the place, the date and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. Where the Company has given an electronic address in any notice of meeting, any document or information relating to proceedings at the meeting may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting. Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company.

54. The accidental omission to give notice of a meeting to, or the failure to give notice due to circumstances beyond the Company's control to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

55. No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member (including for this purpose two persons who are proxies or corporate representatives of the same member), shall be a quorum.

56. If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such day, time and place as the directors may determine. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

57. The chairman (if any) of the board of directors, or in his absence some other director nominated prior to the meeting by the directors, shall preside as chairman of the meeting,

but if neither the chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present and willing to act to be chairman and, if there is only one director present, he shall be chairman.

58. If no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

59. The directors or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to such searches or other security arrangements (including without limitation, requiring evidence of identity to be produced before entering the meeting and placing restrictions on the items of personal property which may be taken into the meeting) as they or he consider appropriate in the circumstances. The directors or the chairman of the meeting may in their or his absolute discretion refuse entry to, or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements.

60. The directors or the chairman of the meeting may take such action, give such direction or put in place such arrangements as they or he consider appropriate to secure the safety of the people attending the meeting and to promote the orderly conduct of the business of the meeting. Any decision of the chairman of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chairman of the meeting as to whether a matter is of such a nature, shall be final.

61. Directors may attend and speak at general meetings and at any separate meeting of the holders of any class of shares, whether or not they are members. The chairman of the meeting may permit other persons who are not members of the Company or otherwise entitled to exercise the rights of members in relation to general meetings to attend and, at the chairman's discretion, speak at a general meeting or at any separate class meeting.

62. In the case of any general meeting, the directors may, notwithstanding the specification in the notice convening the general meeting of the place at which the chairman of the meeting shall preside (the "Principal Place"), make arrangements for simultaneous attendance and participation (including by way of video link) at satellite meeting places. The arrangements for simultaneous attendance and participation may include arrangements for controlling or regulating the level of attendance at any particular venue (including without limitation the issue of tickets or the use of a random method of selection) provided that such arrangements shall operate so that all members and proxies wishing to attend the meeting are able to attend at one or other of the venues.

63. The members or proxies at the satellite meeting places shall be counted in the quorum for, and be entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that the members or proxies attending at the satellite meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) see and hear all persons who speak (whether through the use of microphones, loud speakers, audiovisual communication equipment or otherwise) in the Principal Place and any other satellite meeting place; and

(c) be heard and seen by all other persons attending at the Principal Place and any other satellite meeting place.

For the purposes of all other provisions of these articles (unless the context requires otherwise), the members shall be treated as meeting at the Principal Place.

If it appears to the chairman of the meeting that the facilities at the Principal Place or any satellite meeting place have become inadequate for the purposes set out in sub-paragraphs (a) to (c) above, the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at the general meeting up to the point of the adjournment shall be valid. The provisions of Article 64(2) shall apply to that adjournment.

64. (1) Without prejudice to any other power of adjournment he may have under these articles or at common law:

(a) the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place; and

(b) the chairman of the meeting may, without the consent of the meeting, adjourn the meeting before or after it has commenced, to another date, time or place which the chairman may decide, if the chairman considers that:

(i) there is not enough room for the number of members and proxies who wish to attend the meeting;

(ii) the behaviour of anyone present prevents, or is likely to prevent, the orderly conduct of the business of the meeting;

(iii) an adjournment is necessary to protect the safety of any person attending the meeting; or

(iv) an adjournment is otherwise necessary in order for the business of the meeting to be properly carried out.

(2) When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give notice of an adjourned meeting. No business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place.

AMENDMENTS TO RESOLUTIONS

65. (1) A special resolution may be amended by ordinary resolution if:

(a) the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

(b) the amendment does not go beyond what is necessary to correct a clear error in the resolution.

(2) An ordinary resolution may be amended if:

(a) written notice of the terms of the proposed amendment and of the intention to move the amendment have been delivered to the Company at the Office at least 48 hours before the time for holding the meeting or the adjourned meeting at which the ordinary resolution in question is proposed and the proposed amendment does not, in the reasonable opinion of the chairman, materially alter the scope of the resolution; or

(b) the chairman of the meeting, in his absolute discretion, decides that the proposed amendment may be considered or voted on.

66. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. If an amendment proposed to any resolution under consideration is ruled out of order by the chairman, the proceedings on the resolution shall not be invalidated by any error in the ruling.

POLL

67. A poll on a resolution may be demanded at a general meeting either before a vote on a show of hands on that resolution or immediately after the result of a show of hands on that resolution is declared.

68. A poll on a resolution may be demanded by:

(a) the chairman;

(b) the directors;

(c) not less than five members having the right to vote at the meeting;

(d) a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares in the Company held as treasury shares); or

(e) a member or members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares).

69. Unless a poll is duly demanded and the demand is not subsequently withdrawn, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry in respect of such declaration in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

70. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

71. Polls at general meetings shall, subject to articles 73 and 74 below, be taken as and when the chairman directs. The chairman may appoint scrutineers (who need not be members) and decide how and when the result of the poll is to be declared. The result of a poll shall be the decision of the meeting in respect of the resolution on which the poll was demanded.

72. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

73. A poll on:

(a) the election of the chairman of the meeting; or

(b) a question of adjournment,

must be taken immediately.

Other polls must be taken either immediately or within 30 days of their being demanded. A demand for a poll does not prevent a general meeting from continuing, except as regards the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

74. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case, at least seven clear days' notice must be given specifying the time and place at which the poll is to be taken.

VOTES OF MEMBERS

75. Subject to any rights or restrictions attached to any shares:

(a) on a show of hands every member who is present in person has one vote, and every proxy present who has been duly appointed by a member entitled to vote has one vote; and

(b) on a poll every member (whether present in person or by proxy) has one vote for every share of which he is the holder. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way.

76. In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

77. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court. Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be delivered to the Office, or such other place as is specified in accordance with these articles for the delivery or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

78. No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

79. No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected

to is tendered. Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

PROXIES AND CORPORATE REPRESENTATIVES

80. A member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote at a meeting of the Company. The appointment of a proxy shall be deemed also to confer authority (in accordance with section 329 of the 2006 Act) to demand or join in demanding a poll. Delivery of an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it. A proxy need not be a member. A member may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. References in these articles to an appointment of proxy include references to an appointment of multiple proxies.

81. Subject to article 82 below, an appointment of a proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer.

82. The directors may allow the appointment of a proxy to be sent or supplied in electronic form subject to any conditions or limitations as the directors may specify, and where the Company has given an electronic address in any instrument of proxy or invitation to appoint a proxy, any document or information relating to proxies for the meeting (including any document necessary to show the validity of, or otherwise relating to, the appointment of a proxy, or notice of the termination of the authority of a proxy) may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting.

83. The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may:

(a) in the case of an appointment of proxy in hard copy form, be received at the Office or at such other place in the United Kingdom as is specified in the notice convening the meeting, or in any appointment of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(b) in the case of an appointment of proxy in electronic form, be received at the electronic address specified in the notice convening the meeting, or in any instrument of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(c) in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, be received as aforesaid not less than 24 hours (or such shorter time as the directors may determine) before the time appointed for the taking of the poll.

The appointment of a proxy which is not, or in respect of which the authority or copy thereof is not, delivered or received in a manner so permitted shall be invalid. The directors may specify in the notice convening the meeting that in determining the time for delivery of proxies pursuant to this article, no account shall be taken of any part of a day that is not a working day.

84. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous termination of the authority of the person voting or demanding a poll, unless notice of the termination was delivered to the Company at the Office, or at such other place or address at which an appointment of proxy may be duly received or delivered, not later than the last time at which an appointment of proxy should have been received in order for it to be valid for use at the meeting at which the vote was given or the poll demanded or for use on the holding of the poll at which the vote was given.

85. The directors may at the expense of the Company send or make available appointments of proxy or invitations to appoint a proxy to the members by post or by electronic means or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for the purpose of any meeting, appointments of proxy or invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission, or the failure due to circumstances beyond the Company's control, to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

86. Where two or more valid appointments of proxy are received in respect of the same share in relation to the same meeting the one which is last sent shall, unless otherwise specified in the notice convening the meeting, be treated as replacing and revoking the other or others. If the Company is unable to determine which is last sent, the one which is last received shall be so treated. If the Company is unable to determine either which is last sent or which is last received, none of such appointments shall be treated as valid in respect of that share.

CORPORATIONS ACTING BY REPRESENTATIVES

87. Subject to the provisions of the Acts, any corporation (other than the Company itself) which is a member of the Company may, by resolution of its directors or other governing body, authorise a person or persons to act as its representative or representatives at any meeting of the Company, or at any separate meeting of the holders of any class of shares and the corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person or persons so authorised is present at it.

DIRECTORS

88. Unless otherwise determined by the Company by ordinary resolution the number of directors (other than alternate directors) shall not be subject to any maximum but shall not be less than two.

89. A director shall not require a share qualification.

90. (1) Until otherwise determined by the Company by ordinary resolution, there shall be paid to the directors (other than alternate directors) such fees for their services in the office of director as the directors may determine (not exceeding in the aggregate an annual sum of £750,000 or such larger amount as the Company may by ordinary resolution decide) divided between the directors as they may determine, or, failing such determination, equally. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles.

(2) The directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as directors.

(3) Any director who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such special remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine.

ALTERNATE DIRECTORS

91. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director appointed by him.

92. An alternate director shall (unless he is absent from the United Kingdom) be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointor as a director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director.

93. An alternate director shall cease to be an alternate director if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

94. An appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment or in any other manner approved by the directors.

95. Save as otherwise provided in these articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults, and he shall not be deemed to be the agent of the director appointing him.

POWERS OF DIRECTORS

96. The business of the Company shall be managed by the directors who, subject to the provisions of the Acts, the memorandum and these articles and to any directions given by special resolution, may exercise all the powers of the Company. No alteration of the memorandum or these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this article shall not be limited by any special power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors.

97. (1) The directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final repayment) outstanding of all money borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group, other than amounts to be taken into account under paragraph (3)(c) and (d) of this article) shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to three times the aggregate of:

(a) the amount paid up on the share capital of the Company; and

(b) the total of the capital and revenue reserves of the Group, including any share premium account, capital redemption reserve and credit balance on the profit and loss account reserve, but excluding amounts attributable to outside shareholders in subsidiary undertakings of the Company and deducting any debit balance on any reserve, all as shown in the then latest audited consolidated balance sheet and income statement of the Group, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of that balance sheet and further adjusted as may be necessary to reflect any change since that date in the companies comprising the Group,

and, for the avoidance of doubt, any balance representing the Company's own shares (whether held pursuant to an employees' share scheme (within the meaning of section 743 of the 1985 Act) or as treasury shares) shall reduce capital and revenue reserves of the Group for the purposes of paragraph (1)(b) of this article.

(2) In this article:

(a) "the Group" means the Company and its subsidiary undertakings (if any); and

(b) "subsidiary undertaking" has the same meaning as in the Acts.

(3) For the purposes of this article, but without prejudice to the generality of the terms "borrowing" and "borrowed":

(a) amounts borrowed for the purpose of repaying the whole or any part of any amounts previously borrowed and then outstanding (including any premium payable on final repayment) and to be applied for that purpose

within six months of the borrowing shall not, pending such application, be taken into account as money borrowed;

(b) the principal amount (including any premium payable on final repayment) of any debentures issued in whole or in part for a consideration other than cash shall be taken into account as money borrowed by the member of the Group issuing them;

(c) money borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group shall (notwithstanding sub-paragraph (b) of this paragraph) be taken into account subject to the exclusion of a proportion of it equal to the minority proportion, and money borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group shall (subject to sub-paragraph (d) of this paragraph) be taken into account to the extent of a proportion of it equal to the minority proportion (and for the purpose of this sub-paragraph "minority proportion" means the proportion of the issued equity share capital of the partly-owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company); and

(d) in the case of money borrowed and owing to a partly-owned subsidiary undertaking by another partly-owned subsidiary undertaking the proportion which would otherwise be taken into account under sub-paragraph (c) of this paragraph shall be reduced by excluding such part of it as is equal to the proportion of the issued equity share capital of the borrowing subsidiary undertaking which is not attributable, directly or indirectly, to the Company.

(4) In calculating the aggregate amount of borrowings for the purpose of this article, money borrowed by any member of the Group which is denominated or repayable in a currency other than sterling shall be treated as converted into sterling:

(a) at the rate of exchange used for the conversion of that currency in the latest audited balance sheet of that member; or

(b) if no rate was so used, at the middle market rate of exchange prevailing in London at the close of business on the date of that balance sheet, but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

(5) No debt incurred or security given in respect of money borrowed or to be taken into account as money borrowed in excess of the above limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

(6) In this article references to a consolidated balance sheet and profit and loss account of the Group are to be taken:

(a) in a case where the Company had no subsidiary undertakings at the relevant time, as references to the balance sheet and profit and loss account of the Company;

(b) in a case where the Company had subsidiary undertakings at the relevant time but there are no consolidated accounts of the Group, as references to the respective balance sheets and profit and loss accounts of the companies comprising the Group; and

(c) in a case where the Company had subsidiary undertakings at the relevant time, one or more of which has, in accordance with the Acts, been excluded from consolidation as references to the consolidated balance sheet and profit and loss account of the Company and those of its subsidiary undertakings included in the consolidation.

DELEGATION OF DIRECTORS' POWERS

98. (1) The directors may delegate any of their powers:

(a) to any managing director, any director holding any other executive office or any other director;

(b) to any committee consisting of one or more directors and (if thought fit) one or more other persons, but a majority of the members of the committee shall be directors and no resolution of the committee shall be effective unless a majority of those present when it is passed are directors; and

(c) to any local board or agency for managing any of the affairs of the Company either in the United Kingdom or elsewhere.

(2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied. The power to delegate under this article, being without limitation, includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director; and the scope of the power to delegate under sub-paragraph (a), (b) or (c) of paragraph (1) of this article shall not be restricted by reference to or inference from any other of those sub-paragraphs. Subject as aforesaid, the proceedings of any committee, local board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying.

99. The directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers to such an agent. The directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested in him.

APPOINTMENT AND RETIREMENT OF DIRECTORS

100. At the annual general meeting in every year, all directors who held office at the time of the two preceding annual general meetings and did not retire by rotation or pursuant to article 108 at either of them shall retire from office by rotation. A retiring director shall be eligible for reappointment.

101. If the Company, at the meeting at which a director retires under any provision of these articles, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

102. No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless:

(a) he is recommended by the directors; or

(b) not less than seven nor more than thirty-five days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed.

103. At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

104. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director.

105. The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A director so appointed shall retire at the next annual general meeting and shall then be eligible for reappointment.

106. Subject as aforesaid, a director who retires at an annual general meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting elects someone in his place or, if it does not do so, until the end of the meeting.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

107. Without prejudice to the provisions of the Acts, the Company may, by special resolution, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and the Company) and, subject to these articles, may, by ordinary resolution, appoint another person instead of him. A person so appointed shall be subject to retirement

at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director.

108. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provision of the Acts or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice in writing to the Company; or

(e) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated; or

(f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated; or

(g) a notice in writing is served upon him personally or at the address registered with the Company in accordance with sections 288 to 290 of the 1985 Act or at his residential address provided to the Company, signed by all other directors for the time being to the effect that his office as director shall on receipt of such notice be vacated (and such notice may consist of several documents in the like form each executed by one or more directors).

DIRECTORS' APPOINTMENTS AND INTERESTS

109. The directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and, subject to the provisions of the Acts, any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company.

110. (1) Subject to the provisions of the Acts, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested,

and (i) he shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; (ii) he shall not infringe his duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company as a result of any such office or employment or any such transaction or arrangement or any interest in any such body corporate; and (iii) no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(2) For the purposes of this article:

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

111. (1) The directors may (subject to such terms and conditions, if any, as they may think fit to impose from time to time, and subject always to their right to vary or terminate such authorisation) authorise, to the fullest extent permitted by law:

(a) any matter which would otherwise result in a director infringing his duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company and which may reasonably be regarded as likely to give rise to a conflict of interest (including a conflict of interest and duty or conflict of duties); and

(b) a director to accept or continue in any office, employment or position in addition to his office as a director of the Company and without prejudice to the generality of paragraph (1)(a) of this article may authorise the manner in which a conflict of interest arising out of such office, employment or position may be dealt with, either before or at the time that such a conflict of interest arises,

provided that the authorisation is only effective if:

(a) any requirement as to the quorum at the meeting at which the matter is considered is met without counting the director in question or any other interested director; and

(b) the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

(2) If a matter, or office, employment or position, has been authorised by the directors in accordance with this article then (subject to such terms and conditions, if any, as the directors may think fit to impose from time to time, and subject always to their right to vary or terminate such authorisation or the permissions set out below):

(a) the director shall not be required to disclose any confidential information relating to such matter, or such office, employment or position, to the Company if to make such a disclosure would result in a breach of a duty or obligation of confidence owed by him in relation to or in connection with that matter, or that office, employment or position;

(b) the director may absent himself from discussions, whether in meetings of the directors or otherwise, and exclude himself from information, which will or may relate to that matter, or that office, employment or position; and

(c) a director shall not, by reason of his office as a director of the Company, be accountable to the Company for any benefit which he derives from any such matter, or from any such office, employment or position.

DIRECTORS' GRATUITIES AND PENSIONS

112. The directors may (by the establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions, or by insurance or death or disability benefits or otherwise, for any director or any former director who holds or has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse or civil partner and a former spouse and former civil partner) or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF DIRECTORS

113. (1) Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit.

(2) A director may, and the secretary at the request of a director shall, call a meeting of the directors. Subject to paragraph (3) of this article, it shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom.

(3) If a director gives notice to the Company of an address in the United Kingdom at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom, he shall, if so absent, be entitled to have notice given to him at that address; but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom at that address.

(4) Questions arising at a meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote; and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence.

(5) A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able:

(a) to hear each of the other participating directors addressing the meeting; and

(b) if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this article is adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting.

114. No business shall be transacted at any meeting of the directors unless a quorum is present. The quorum may be fixed by the directors. If the quorum is not fixed by the directors, the quorum shall be two. A director shall not be counted in the quorum present in relation to a matter or resolution on which he is not entitled to vote but shall be counted in the quorum present in relation to all other matters or resolutions considered or voted on at the meeting. An alternate director who is not himself a director shall, if his appointor is not present, be counted in the quorum.

115. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

116. The directors may elect from their number, and remove, a chairman of the board of directors. The chairman shall preside at all meetings of the directors, but if there is no chairman, or if at the meeting the chairman is not present within five minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting.

117. All acts done by a meeting of the directors, or of a committee of the directors, or by a person acting as a director, shall notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

118. A resolution in writing executed by all the directors entitled to receive notice of a meeting of the directors or of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more directors, but a resolution executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity.

119. (1) Save as otherwise provided by these articles, a director shall not vote at a meeting of the directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs:

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;

(d) the resolution relates to an arrangement for the benefit of the employees and directors and/or former employees and directors of the Company or any of its subsidiary undertakings, and/or the members of their families (including a spouse or civil partner and a former spouse and former civil partner) or any person who is or was dependent on such persons, including but without being limited to a retirement benefits scheme and an employees' share scheme, which does not accord to any director any privilege or advantage not generally accorded to the employees and/or former employees to whom the arrangement relates;

(e) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded (i) any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest; (ii) any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder; and (iii) any shares of that class held as treasury shares); and

(f) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability.

(2) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not by virtue of paragraph (1)(e) of this article, or otherwise under that paragraph, or for any other reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

120. The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of these articles prohibiting a director from voting at a meeting of the directors or of a committee of the directors.

121. If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the director concerned is the chairman, to the other directors at the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive.

MINUTES

122. The directors shall cause minutes to be made in books kept for the purpose:

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting.

SECRETARY

123. Subject to the provisions of the Acts, the secretary shall be appointed by the directors for such term, at such remuneration and on such other conditions as they think fit; and any secretary so appointed may be removed by them.

THE SEAL

124. The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors. The directors may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the directors:

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it; and

(b) every other instrument to which the seal is affixed shall be signed by two authorised persons, or by a director in the presence of a witness who attests the

signature and for this purpose an authorised person is any director or the secretary of the Company.

125. Subject to the provisions of the Acts, the Company may have an official seal for use in any place abroad.

DIVIDENDS

126. Subject to the provisions of the Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

127. Subject to the provisions of the Acts, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

128. Subject to the provisions of the Acts and except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.

129. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

130. (1) Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may by notice direct. Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer or, in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in

such manner as the Company may from time to time consider sufficient, by means of a relevant system) which the directors consider appropriate. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share. Every cheque or warrant shall be made payable to the order of or to the person or persons entitled or to such other person as the person or persons entitled may by notice direct. Payment of such cheque, warrant or order, the collection of funds from or transfer of funds by a bank in accordance with such direct debit or bank transfer or, in respect of shares in uncertificated form, the making of payment by means of a relevant system, shall be a good discharge to the Company.

(2) The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if:

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder,

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request.

131. No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

132. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

133. The directors may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) The said resolution may specify a particular dividend (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed.

(b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's ordinary shares on the Stock Exchange as derived from the Daily Official List, for the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate

or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

(c) No fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit.

(d) The directors shall, after determining the basis of allotment, notify the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective.

(e) The directors may exclude from any offer any holders of ordinary shares where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on ordinary shares in respect of which an election has been duly made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid. For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis.

(g) The directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

(h) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted.

(i) The directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned.

CAPITALISATION OF PROFITS

134. (1) The directors may with the authority of an ordinary resolution of the Company:

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account or capital redemption reserve);

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would (or in the case of treasury shares, which would if such shares were not held as treasury shares) entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(d) make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they think fit in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the members concerned);

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

(f) generally do all acts and things required to give effect to such resolution as aforesaid.

(2) Where, pursuant to an employees' share scheme (within the meaning of section 743 of the 1985 Act) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Acts, the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph (1)(a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of paragraph (1)(a) to (f) above shall apply

mutatis mutandis to this paragraph (but as if the authority of an ordinary resolution of the Company were not required).

RECORD DATES

135. Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made. Where such a record date is fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly.

ACCOUNTS

136. No member (other than a director) shall have any right of inspecting any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the directors or by ordinary resolution of the Company.

NOTICES ETC.

137. Any notice to be given to or by any person pursuant to these articles shall be in writing other than a notice calling a meeting of the directors which need not be in writing.

138. (1) Any notice, document or information may (without prejudice to articles 143 and 144) be sent or supplied by the Company to any member either:

(a) personally; or

(b) by sending it by post in a prepaid envelope addressed to the member at his registered address or postal address given pursuant to article 138(4), or by leaving it at that address; or

(c) by sending it in electronic form to a person who has agreed (generally or specifically) that the notice, document or information may be sent or supplied in that form (and has not revoked that agreement); or

(d) subject to the provisions of the Acts, by making it available on a website, provided that the requirements in article 138(2) are satisfied.

(2) The requirements referred to in article 138(1)(d) are that:

(a) the member has agreed (generally or specifically) that the notice, document or information may be sent or supplied to him by being made available on a website (and has not revoked that agreement), or the member has been asked by the Company to agree that the Company may send or supply notices, documents and information generally, or the notice, document or information in question, to him by making it available on a website and the Company has not received a response within the period of 28 days beginning on the date on which the Company's request was sent and the member is therefore taken to have so agreed (and has not revoked that agreement);

(b) the member is sent a notification of the presence of the notice, document or information on a website, the address of that website, the place on that website where it may be accessed, and how it may be accessed ("notification of availability");

(c) in the case of a notice of meeting, the notification of availability states that it concerns a notice of a company meeting, specifies the place, time and date of the meeting, and states whether it will be an annual general meeting; and

(d) the notice, document or information continues to be published on that website, in the case of a notice of meeting, throughout the period beginning with the date of the notification of availability and ending with the conclusion of the meeting and in all other cases throughout the period specified by any applicable provision of the Acts, or, if no such period is specified, throughout the period of 28 days beginning with the date on which the notification of availability is sent to the member, save that if the notice, document or information is made available for part only of that period then failure to make it available throughout that period shall be disregarded where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

(3) In the case of joint holders of a share:

(a) it shall be sufficient for all notices, documents and other information to be sent or supplied to the joint holder whose name stands first in the register of members in respect of the joint holding (the "first named holder") only; and

(b) the agreement of the first named holder that notices, documents and information may be sent or supplied in electronic form or by being made available on a website shall be binding on all the joint holders.

(4) A member whose registered address is not within the United Kingdom shall not be entitled to receive any notice, document or information from the Company unless he gives to the Company an address (not being an electronic address) within the United Kingdom at which notices, documents or information may be sent or supplied to him.

(5) For the avoidance of doubt, the provisions of this article 138 are subject to article 54.

(6) The Company may at any time and at its sole discretion choose to send or supply notices, documents and information only in hard copy form to some or all members.

139. A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

140. (1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of fifteen days before the notice is given; and no change in the register after that time shall invalidate the giving of the notice.

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the person from whom he derives his title; but this paragraph does not apply to a notice given under section 793 of the 2006 Act.

141. Subject to the Acts, where, by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to give notice of a general meeting, the general meeting may be convened by a notice advertised in two national daily newspapers published in the United Kingdom. The Company shall send or supply a copy of the notice to members in the same manner as it sends or supplies notices under article 138 if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

142. Subject to the Acts, any notice, document or information to be sent or supplied by the Company to the members or any of them, not being a notice to which article 141 applies, shall be sufficiently sent or supplied if sent or supplied by advertisement in at least one national daily newspaper published in the United Kingdom.

143. Any notice, document or information sent or supplied by the Company to the members or any of them:

(a) by post, shall be deemed to have been received 24 hours after the time at which the envelope containing the notice, document or information was posted unless it was sent by second class post or there is only one class of post, or it was sent by air mail to an address outside the United Kingdom, in which case it shall be deemed to have been received 48 hours after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that the notice, document or information was sent;

(b) by advertisement, shall be deemed to have been received on the day on which the advertisement appears;

(c) by electronic means, shall be deemed to have been received 24 hours after it was sent. Proof that a notice, document or information in electronic form was addressed to the electronic address provided by the member for the purpose of receiving communications from the Company shall be conclusive evidence that the notice, document or information was sent;

(d) by making it available on a website, shall be deemed to have been received on the date on which notification of availability on the website is deemed to have been received in accordance with this article or, if later, the date on which it is first made available on the website.

144. Any notice, document or information may be sent or supplied by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or supplying it in any manner authorised by these articles for the sending or supplying of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the

address, if any, within the United Kingdom supplied for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice may be sent or supplied in any manner in which it might have been given if the death or bankruptcy had not occurred.

145. If on three consecutive occasions notices, documents or information sent or supplied to a member have been returned undelivered, the member shall not be entitled to receive any subsequent notice, document or information until he has supplied to the Company (or its agent) a new registered address, or a postal address within the United Kingdom, or (without prejudice to article 138(4)) shall have informed the Company, in such manner as may be specified by the Company, of an electronic address. For the purposes of this article, references to notices, documents or information include references to a cheque or other instrument of payment; but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles.

146. Where a document is required under these articles to be signed by a member or any other person, if the document is in electronic form, then in order to be valid the document must either:

(a) incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company), of that member or other person, in such form by the directors may approve; or

(b) be accompanied by such other evidence as the directors may require in order to be satisfied that the document is genuine.

The Company may designate mechanisms for validating any such document and a document not validated by the use of any such mechanisms shall be deemed as having not been received by the Company. In the case of any document or information relating to a meeting, an instrument of proxy or invitation to appoint a proxy, any validation requirements shall be specified in the relevant notice of meeting in accordance with Articles 53 and 82.

DESTRUCTION OF DOCUMENTS

147. (1) The Company may destroy:

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled; and

(d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made.

(2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a copy of the

document (whether made electronically, by microfilm, by digital imaging or by any other means) has been made which is not destroyed before that date.

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company, provided that:

(a) this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article; and

(c) references in this article to the destruction of any document include references to the disposal of it in any manner.

WINDING UP

148. If the Company is wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by law, subject to the provisions of the Acts, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

149. Subject to the provisions of the Acts, the Company may:

(a) indemnify any person who is or was a director, or a director of any associated company, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company; and/or

(b) indemnify to any extent any person who is or was a director of an associated company that is a trustee of an occupational pension scheme, directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any liability incurred by him in connection with the company's activities as trustee of an occupational pension scheme; and/or

(c) purchase and maintain insurance for any person who is or was a director, or a director of any associated company, against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence,

default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company.

Moneysupermarket.Com Group Plc
Moneysupermarket House
St David'S Park Ewloe
Chester
CH5 3UZ

176

RECEIVED
2008 MAY 13 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Our Ref 6160943/01/01
Date 20th March 2008

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2008 Annual Return for Company Number 6160943

You requested the attached 2008 Annual Return for completion and return to Companies House. The document shows the information Companies House held on **18th March 2008** about the company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Enter details of your company's principal business activities in section 1
- Enter details of share capital in section 3
- Enter details of current shareholders in section 4A
- Enter details of any former shareholders in section 4B
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **14th March 2008 the return date**
- Reaches Companies House by **as soon as possible**

Returning the form

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If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return. However, you may be able to file this annual return online for £15. Please see our website at www.companieshouse.gov.uk for further details.

AWARDED FOR EXCELLENCE

dti A DTI SERVICE

P.T.O

Companies House — for the record

Company Name
MONEYSUPERMARKET.COM GROUP PLC

363s Annual Return

Company Type
Public Limited Company

Company Number
6160943
Information extracted from Companies House records on **18th March 2008**

> Please check the details printed in the "**Current details**" column.
> If any details are wrong, strike them through and write the correct details in the "**Amended details**" column.
> Please complete in **black** ink and use capitals.

Section 1: Company details

Ref: 6160943/01/01	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Moneysupermarket House St David'S Park Ewloe Chester CH5 3UZ**	Address: Moneysupermarket House, St. David's Park, Ewloe, Chester UK Postcode CH5 3UZ
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Capita Registrars Northern House Woodsome Park Fenay Bridge Huddersfield HD8 0LA**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *Please enter principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes. Please use the most appropriate code in the list, or write a short description of your company's activities.*	*None held, please enter SIC code or description in the amended details column.*	**SIC CODE** / **Description**: 7415 Holding Company

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	Name **Darren Paul DRABBLE** **Address** **12 Brooklawn Drive** **Didsbury** **Manchester** **Lancashire** **M20 3GZ**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Darren Paul DRABBLE ceased to be secretary (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Gerald Michael Nolan CORBETT MA MSC** **Address** **Holtsmere End Farmhouse** **Redbourn** **St Albans** **Hertfordshire** **AL3 7AW** **Date of birth** **07/09/1951** **Nationality** **British** **Occupation** **Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Gerald Michael Nolan CORBETT MA MSC ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Company Number - 6160943

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Paul Harris DOUGHTY** **Address** **3 Peel Hall Park Gongar Lane** **Ashton Hayes** **Chester** **Cheshire** **CH3 8AY** **Date of birth** **25/06/1968** **Nationality** **British** **Occupation** **Chief Financial Officer**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Paul Harris DOUGHTY ceased to be director (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Simon Justin NIXON** **Address** **3 Sandown Terrace** **Boughton** **Cheshire** **CH3 5BN** **Date of birth** **07/08/1967** **Nationality** **British** **Occupation** **Publisher**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Simon Justin NIXON ceased to be director (if applicable) / /

Company Number - 6160943

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Robert Oscar ROWLEY** **Address** **The Old Receiving Station Green End** **Dane End** **Ware** **Hertfordshire** **SG12 0NU** **Date of birth** 03/08/1949 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Robert Oscar ROWLEY ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **John Michael WEMMS** **Address** **Diggswell Watermill** **Diggswell Lane** **Welwyn** **Hertfordshire** **AL6 0SW** **Date of birth** 08/02/1940 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address Digswell Water Mill, Digswell Lane, Welwyn, Hertfordshire UK Postcode AL6 0SW Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date John Michael WEMMS ceased to be director (if applicable) __ / __ / ____

Company Number - 6160943

Section 3: Total Issued Share Capital (B)

> Please enter the details of the company's total share capital in the space provided below.

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
Ordinary Shares	496,806,066	£99,361.21
Deferred Shares	95,294,118	£19,058.82

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 592,100,184

Aggregate Nominal Value of issued shares: £118,420.03

> **Please send a full list of shareholders with this annual return. Use Sections 4A (and 4B if appropriate) to give the details. You must name all the shareholders.**

Section 4: Details of Current Shareholders (A)

> Please fill in the details of any persons or corporate bodies who are shareholders at the date of this return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding seperately.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Peregrine Secretarial Services Limited Address Level 1, Exchange House, Primrose Street, London UK Postcode EC2A 2HS	2 ordinary shares	12 April 2007
Name Duncan Cameron Address 5 Clayton Court, Duke Street, Chester UK Postcode CH1 1NE	22,500,000 ordinary shares	31 July 2007
Name Paul Doughty Address 3 Peel Hall Park, Gongar Lane, Ashton Hayes, Chester, Cheshire UK Postcode CH3 8AY	1,635,000 ordinary shares	31 July 2007
Name Matthew Riley Address 7 Brackenwood Mews, Grappenhall, Warrington UK Postcode WA4 2VQ	1,895,000 ordinary shares	31 July 2007
Name Mendy Cameron Address Hillybank, Tiverton, Nr Tarporley UK Postcode CW6 9NB	190,000 ordinary shares	31 July 2007

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date 07 / 04 / 2008

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to ***14/3/2008***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **14th March 2009** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name Darren Drabble

Telephone number *inc code* 01244 220684

Address Moneysupermarket House, St. David's Park, Ewloe, Chester

DX number *if applicable*

DX exchange

Postcode CH5 3UZ

THE ANNUAL RETURN FORM 363s

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept;
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries.

YOU CANNOT USE THIS FORM TO INFORM US OF:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

PLEASE MAKE SURE:

- ***All the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;***
- ***That you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided;***
- ***That the aggregate issued nominal capital in section 3 is completed correctly (if applicable).***

FILING YOUR ANNUAL RETURN ON-LINE

You can use our WebFiling service to file your annual return on-line at half the cost of filing on paper.* The service features in-built checks to help ensure that your information is right first time and avoid rejection. Register free of charge at: **www.companieshouse.gov.uk.**

*The Annual Return 363s cannot be filed on-line for a minority of companies. For details click on 'exceptions' on the WebFiling Welcome Page.

Locations Of Companies House Offices

CARDIFF	LONDON	EDINBURGH
Crown Way, Cardiff	21 Bloomsbury Street, London	37 Castle Terrace, Edinburgh
CF14 3UZ	WC1B 3XD	EH1 2EB

For all Enquiries and Information please call our Contact Centre on:
0870 3333636
or visit our web site at www.companieshouse.gov.uk

RECEIVED

2008 MAY 13 A 11:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PUBLIC COMPANY LIMITED BY SHARES
SPECIAL RESOLUTIONS AND ORDINARY RESOLUTIONS OF
MONEYSUPERMARKET.COM GROUP PLC

Registered Number 6160943
(the "**Company**")

At the Annual General Meeting of the Company duly convened and held on 22 April 2008 the following special and ordinary resolutions were passed by the members of the Company:

ORDINARY RESOLUTIONS

IT IS RESOLVED THAT:

11. THAT the Directors be and they are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 ("**1985 Act**") to exercise all the powers of the Company to allot relevant securities (as defined in section 80(2) of the 1985 Act) up to an aggregate nominal amount of £33,087 to such persons at such times and upon such terms and conditions as the Directors may determine provided that this authority shall expire on the date falling 15 months after the passing of this Resolution or, if sooner, at the conclusion of the Company's next Annual General Meeting, save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and the Directors shall be entitled to allot relevant securities pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked.

SPECIAL RESOLUTIONS

IT IS RESOLVED THAT:

12. THAT the Directors be and they are hereby generally empowered pursuant to section 95 of the 1985 Act to allot equity securities (within the meaning of section 94 of the 1985 Act) for cash pursuant to the authority conferred by Resolution 11 above or by way of a sale of treasury shares as if section 89(1) of the 1985 Act did not apply to any such allotment or sale provided that this power shall be limited to:

    (i) the allotment or sale of equity securities in connection with a rights issue, open offer or other offer of securities in favour of the holders of ordinary shares on the register of members at such record dates as the Directors may determine where the equity securities respectively attributable to the interests of the ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them on any such record dates, subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems arising under the laws of any overseas territory or the requirements of any regulatory body or stock exchange or by virtue of shares being represented by depositary receipts or any other matter whatever; and

    (ii) the allotment or sale (otherwise than pursuant to sub-paragraph (i) of this Resolution) to any person or persons of equity securities up to an aggregate nominal amount of £4,968

    and shall expire on the date falling 15 months after the passing of this Resolution or, if sooner, at the conclusion of the Company's next Annual General Meeting, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted or treasury shares to be sold after such expiry and the Directors shall be entitled to allot equity securities or sell treasury shares pursuant to any such offer or agreement as if the power conferred hereby had not expired; and all unexercised authorities previously granted to the Directors to allot equity securities or sell treasury shares as if section 89(1) of the 1985 Act did not apply to any such allotment or sale be and are hereby revoked.

13. THAT the Company be and is hereby generally and unconditionally authorised for the purposes of section 166 of the 1985 Act to make one or more market purchases (within the meaning of section 163(3) of the 1985 Act) of ordinary shares of 0.02p each of the Company on such terms and in such manner as the Directors of the Company may from time to time determine provided that:

    (i) the maximum number of ordinary shares hereby authorised to be purchased is 49,680,606;

    (ii) the minimum price which may be paid for any such share is 0.02p;

    (iii) the maximum price (excluding expenses) which may be paid for any such ordinary share is an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share in the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased;

    (iv) the authority hereby conferred shall expire on the date falling 15 months after the passing of this Resolution or, if sooner, at the conclusion of the Company's next Annual General Meeting; and

    (v) the Company may make a contract or contracts to purchase its ordinary shares under the authority hereby conferred prior to the expiry of such authority, which will or may be executed wholly or partly after the expiry of such authority, and may purchase its ordinary shares in pursuance of any such contract or contracts as if the authority conferred hereby had not expired.

14. THAT the terms of, and entry into, the Deferred Share Buyback Agreement produced to the Annual General Meeting and initialled by the Chairman for the purposes of identification, to be entered into between Simon Nixon and the Company relating to an off-market purchase of the 95,294,118 deferred shares in the Company held by Simon Nixon for an aggregate amount of £1.00, be authorised for the purposes of section 164 of the 1985 Act (and otherwise), provided that the authority hereby conferred shall expire on the date falling 15 months after the passing of this Resolution or, if sooner, at the conclusion of the Company's next Annual General Meeting.

16. THAT with effect from 00.01 a.m. on 1 October 2008 the Articles of Association produced to the Annual General Meeting and initialled by the Chairman for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

....

Chairman

Companies House
— for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 6160943

Company Name in full MONEYSUPERMARKET.COM GROUP PLC

	Day	Month	Year
Date of appointment	19	09	2007
†Date of Birth	03	08	1949

Appointment form

Notes on completion appear on reverse.

Appointment as director [X] as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc:

Forename(s): ROBERT OSCAR

Surname: ROWLEY

Previous Forename(s): Previous Surname(s):

†† Usual residential address: THE OLD RECEIVING STATION, GREEN END, DANE END

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: WARE Postcode: SG12 0NW

County / Region: HERTFORDSHIRE Country: UK

†Nationality: BRITISH †Business occupation: DIRECTOR

†Other directorships (additional space overleaf): LIBERTY INTERNATIONAL PLC, CABLE &

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 25/09/07

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 24/09/07

(**a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number 616094 3

† Directors only.

†Other directorships

WIRELESS PLC, PRUDENTIAL PLC,

TAYLOR NELSON SOFRES PLC

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Herbert Smith

No 6160943

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

MONEYSUPERMARKET.COM GROUP PLC

(Adopted by Special Resolution passed on 9 July 2007, to be effective from admission of the Company to the Official List and to Trading on the London Stock Exchange.)

Herbert Smith LLP

10/8833071_1

INDEX

No 6160943

ARTICLES OF ASSOCIATION

of

MONEYSUPERMARKET.COM GROUP PLC[1]

1. PRELIMINARY

(1) In these articles the following words bear the following meanings:

"the 1985 Act" means the Companies Act 1985 to the extent in force from time to time,

"the 2006 Act" means the Companies Act 2006 to the extent in force from time to time;

"the Acts" means the 1985 Act and the 2006 Act,

"electronic address" means any number or address used for the purposes of sending or receiving notices, documents or information by electronic means;

"these articles" means the articles of the Company,

"clear days" means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"electronic form" has the same meaning as in the 2006 Act;

"electronic means" has the same meaning as in the 2006 Act;

"executed" means any mode of execution;

"holder" means in relation to shares, the member whose name is entered in the register of members as the holder of the shares;

"the Stock Exchange" means the London Stock Exchange PLC;

"Office" means the registered office of the Company;

---

1 By a Special Resolution the name of the Company was changed from Precis (2682) Limited to Moneysupermarket.com Group Limited on 18 June 2007

By a Special Resolution of the Company passed on 9 July 2007 the Company re-registered as a public limited company and changed its name from Moneysupermarket.com Group Limited to Moneysupermarket.com Group PLC

"the seal" means the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 40 of the 1985 Act, or either of them as the case may require,

"secretary" means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary; and

"the Uncertificated Securities Regulations" means the Uncertificated Securities Regulations 2001

(2) In these articles, references to a share being in uncertificated form are references to that share being an uncertificated unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a share of a class which is, for the time being, a participating security, and only for so long as it remains a participating security.

(3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles have the same meaning as in the Acts or the Uncertificated Securities Regulations (as the case may be)

(4) Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment of it for the time being in force.

(5) In these articles, unless the context otherwise requires:

(a) words in the singular include the plural, and vice versa,

(b) words importing any gender include all genders; and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons.

(6) In these articles.

(a) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form and documents and information sent or supplied in electronic form or made available on a website are "in writing" for the purposes of these articles;

(b) references to "other" and "otherwise" shall not be construed eiusdem generis where a wider construction is possible;

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise, and

(d) references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors.

(7) The headings are inserted for convenience only and do not affect the construction of these articles

(8) The regulations contained in Table A in the Companies (Tables A to F) Regulations 1985 do not apply to the Company

SHARE CAPITAL

2 The share capital of the Company is £250,000 divided into 1,154,705,882 ordinary shares of £0 0002 each and 95,294,118 deferred shares of £0 0002 each.

3. The holders of the deferred shares shall not be entitled to receive a dividend

4 On a distribution of assets of the Company among its members on a winding up, liquidation or otherwise the holders of the deferred shares have no right to participate in any distribution of the Company's assets

5 On a return, repayment or reduction of capital or a return of assets the holders of the deferred shares shall have no right to participate in any distributions of the Company's assets.

6. A holder of deferred shares shall not be entitled to receive notice of and to attend and vote upon any resolution at any general meeting of the Company but shall not have the right to vote in respect of its holding of deferred shares, unless it is proposed at the meeting to consider any resolution which abrogates or varies the rights and privileges attaching to the deferred shares, in which case holders of deferred shares shall have the right to attend such a meeting and to speak and vote only on such resolution or any motion for adjournment of the meeting before such resolution is voted on.

7. If entitled to vote at a general meeting of the Company, every holder of deferred shares present in person or by proxy (or, being a corporation, by a duly authorised representative) shall have one vote for every deferred share held by such member

8 Notwithstanding the rights of the holders of deferred shares under article 6, the written consent of the holders of three-quarters in nominal value of the issued deferred shares or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of deferred shares is required if the rights and privileges attaching to the deferred shares are to be varied or abrogated in any way.

9. All the provisions of the articles relating to general meetings of the Company shall apply, with any necessary changes, to every general meeting of the holders of deferred shares

10 Subject to the provisions of the Acts and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, if the Company has not so determined, as the directors may determine).

11 Subject to the provisions of the Acts, any share may be issued which is or is to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these articles

12. Subject to the provisions of the Acts and these articles, the unissued shares in the Company shall be at the disposal of the directors, who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the directors think fit

13 The Company may exercise the powers of paying commissions conferred by the Acts. Subject to the provisions of the Acts, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other

14 Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety of it in the holder

15. Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to shares and other securities in any form.

(a) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted; and

(b) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph 15(a) above or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form.

16. Notwithstanding anything else contained in these articles, where any class of shares is, for the time being, a participating security, unless the directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings.

VARIATION OF RIGHTS

17 Subject to the provisions of the Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up:

(a) in such manner (if any) as may be provided by those rights; or

(b) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class,

but not otherwise. To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question (excluding any shares of that class held as treasury shares) and at an adjourned meeting shall be one person holding shares of the class in question (other than treasury shares) or his proxy

18. Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares or the holding of such shares as treasury shares.

SHARE CERTIFICATES

19. (1) Subject to paragraph (2) of this article, every holder of shares (other than a financial institution in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of such shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, to several certificates each for one or more of his shares Every certificate shall be issued under the seal or under such other form of authentication as the directors may determine (which may include manual or facsimile signatures by one or more directors), and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

(2) Paragraph (1) of this article shall not apply in relation to shares in uncertificated form.

(3) If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

LIEN

20. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may declare any share to be wholly or in part exempt from the provisions of this article. The Company's lien on a share shall extend to all amounts payable in respect of it.

21 The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

22. To give effect to the sale the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser; and, in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person

to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale

23. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale

CALLS ON SHARES AND FORFEITURE

24. Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares A call may be required to be paid by instalments. A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made

25. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

26. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

27. If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Acts) but the directors may waive payment of the interest wholly or in part.

28. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call.

29. Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares.

30. The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree.

31. If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture

32. Subject to the provisions of the Acts, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine Where for the purposes of its disposal a forfeited share is to be transferred to any person, the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer and, in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer of the share to that person.

33. A person whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall surrender to the Company for cancellation any certificate for the shares forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Acts) from the date of forfeiture until payment, but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal

34 A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

TRANSFER OF SHARES

35. The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee

36. Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on an Operator register of members as being held in

uncertificated form may be transferred by means of the relevant system concerned. The transfer may not be in favour of more than four transferees.

37 (1) The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List of the UK Listing Authority such refusal does not prevent dealings in the shares from taking place on an open and proper basis They may also refuse to register a transfer of a share in certificated form unless the instrument of transfer:

(a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a financial institution where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of share; and

(c) is in favour of not more than four transferees.

(2) The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer.

38 If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a transfer of a share in certificated form) or the date on which the Operator - instruction was received by the Company (in the case of a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form) send to the transferee notice of the refusal.

39 Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

40. No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

41. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

42. Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

43. If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest; but nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

44 A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall transfer title to the share to that person. All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer (if any) as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred

45. A person becoming entitled to a share by reason of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares.

DISCLOSURE OF INTERESTS

46 (1) If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 793 of the 2006 Act and has failed in relation to any shares (the "default shares") to give the Company the information thereby required within fourteen days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine.

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll; and

(b) where the default shares represent at least 0 25 per cent of their class (calculated exclusive of treasury shares)·

(i) any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend;

(ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; and

(iii) for the purposes of sub-paragraph (1)(b)(ii) of this article, in the case of shares held by the member in uncertificated form, the directors may, to enable the Company to deal with the shares in accordance with the provisions of this article, require the

Operator of a relevant system to convert the shares into certificated form.

(2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of

(a) receipt by the Company of the information required by the notice mentioned in that paragraph, and

(b) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares.

(3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue, provided that:

(a) any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled), and

(b) paragraph (1) of this article shall apply to the exclusion of this paragraph (3) if the Company gives a separate notice under section 793 of the 2006 Act in relation to the new shares

(4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 793 of the 2006 Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of paragraph (1) of this article.

(5) For the purposes of this article:

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 793 of the 2006 Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested,

(b) "interested" shall be construed as it is for the purpose of section 793 of the 2006 Act;

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give

all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d) an "excepted transfer" means, in relation to any shares held by a member.

(i) a transfer pursuant to acceptance of a takeover bid (within the meaning of Part 28 of the 2006 Act) in respect of shares in the Company; or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded, or

(iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(6) Nothing in this article shall limit the powers of the Company under section 794 of the 2006 Act or any other powers of the Company whatsoever.

UNTRACED MEMBERS

47 (1) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if:

(a) for a period of twelve years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned;

(b) during that period at least three dividends in respect of the share have become payable;

(c) the Company has, after the expiration of that period, by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such share; and

(d) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

(2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any share to which paragraph (1) of this article applies (or in right of any share so

issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (a) and the words ", after the expiration of that period," were omitted from sub-paragraph (c)).

(3) To give effect to the sale of any share pursuant to this article the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of the purchaser; and in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer. The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale.

ALTERATION OF CAPITAL

48. The Company may by ordinary resolution:

(a) increase its share capital by new shares of such amount as the resolution prescribes,

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum;

(d) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others; and

(e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

49. Subject to compliance with the terms of any resolution referred to in article 42, where any difficulty arises in regard to any consolidation or division, the Board may settle such difficulty as it sees fit. In particular, without limitation, the directors may sell to any person (including, subject to the provisions of the Acts, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members or retain such net proceeds for the benefit of the Company, and the directors may, in the case of shares in certificated form, authorise any person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser; and, in the case of shares in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an

instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale

50 Subject to the provisions of the Acts, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way.

PURCHASE OF OWN SHARES

51. Subject to the provisions of the Acts, the Company may purchase its own shares, (including redeemable shares) and may hold such shares as treasury shares or cancel them.

GENERAL MEETINGS

52 All general meetings other than annual general meetings shall be called extraordinary general meetings.

53 The directors may call general meetings. If there are not within the United Kingdom sufficient directors to call a general meeting, any director may call a general meeting. If there is no director, any member of the Company may call a general meeting.

NOTICE OF GENERAL MEETINGS

54. Subject to the provisions of the Acts, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice, and all other extraordinary general meetings shall be called by at least fourteen clear days' notice. The notice shall specify the place, the day and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. Where the Company has given an electronic address in any notice of meeting, any document or information relating to proceedings at the meeting may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting. Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company

55 The accidental omission to give notice of a meeting to, or the failure to give notice due to circumstances beyond the Company's control to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting

PROCEEDINGS AT GENERAL MEETINGS

56 No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.

57 If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such day, time

and place as the directors may determine. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved

58. The chairman (if any) of the board of directors, or in his absence some other director nominated by the directors, shall preside as chairman of the meeting, but if neither the chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present to be chairman and, if there is only one director present and willing to act, he shall be chairman.

59. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman

60 The directors or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to such searches or other security arrangements (including without limitation, requiring evidence of identity to be produced before entering the meeting and placing restrictions on the items of personal property which may be taken into the meeting) as they or he consider appropriate in the circumstances. The directors or the chairman of the meeting may in their or his absolute discretion refuse entry to, or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements

61. The directors or the chairman of the meeting may take such action, give such direction or put in place such arrangements as they or he consider appropriate to secure the safety of the people attending the meeting and to promote the orderly conduct of the business of the meeting. Any decision of the chairman of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chairman of the meeting as to whether a matter is of such a nature, shall be final.

62 A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares.

63. In the case of any general meeting, the directors may, notwithstanding the specification in the notice convening the general meeting of the place at which the chairman of the meeting shall preside (the "Principal Place"), make arrangements for simultaneous attendance and participation (including by way of video link) at satellite meeting places. The arrangements for simultaneous attendance and participation may include arrangements for controlling or regulating the level of attendance at any particular venue (including without limitation the issue of tickets or the use of a random method of selection) provided that such arrangements shall operate so that all members and proxies wishing to attend the meeting are able to attend at one or other of the venues

64. The members or proxies at the satellite meeting places shall be counted in the quorum for, and be entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that the members or proxies attending at the satellite meeting places are able to·

(a) participate in the business for which the meeting has been convened;

(b) see and hear all persons who speak (whether through the use of microphones, loud speakers, audiovisual communication equipment or otherwise) in the Principal Place and any other satellite meeting place, and

(c) be heard and seen by all other persons attending at the Principal Place and any other satellite meeting place

For the purposes of all other provisions of these articles (unless the context requires otherwise), the members shall be treated as meeting at the Principal Place.

If it appears to the chairman of the meeting that the facilities at the Principal Place or any satellite meeting place have become inadequate for the purposes set out in sub-paragraphs (a) to (c) above, the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting All business conducted at the general meeting up to the point of the adjournment shall be valid The provisions of Article 65 shall apply to that adjournment

65. Without prejudice to any other power of adjournment he may have under these articles or at common law

(a) the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place, and

(b) the chairman of the meeting may, without the consent of the meeting, adjourn the meeting before or after it has commenced, to another date, time or place which the chairman may decide, if the chairman considers that.

(i) there is not enough room for the number of members and proxies who wish to attend the meeting;

(ii) the behaviour of anyone present prevents, or is likely to prevent, the orderly conduct of the business of the meeting; or

(iii) an adjournment is otherwise necessary in order for the business of the meeting to be properly carried out

When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted Otherwise it shall not be necessary to give notice of an adjourned meeting.

66. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on unless the amendment is only to correct a clear error. No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on unless:

(a) the amendment is only to correct a clear error; or

(b) written notice of the terms of the proposed amendment and of the intention to move the amendment have been deposited at the Office at least 48 hours before the time for holding the meeting or the adjourned meeting at which the ordinary resolution in question is proposed; or

(c) the chairman of the meeting, in his absolute discretion, decides that the proposed amendment may be considered or voted on.

67. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. If an amendment proposed to any resolution under consideration is ruled out of order by the chairman, the proceedings on the resolution shall not be invalidated by any error in the ruling.

68. A resolution put to the vote of a meeting shall be decided on a show of hands unless before or on the declaration of the result of the show of hands, a poll is duly demanded. Subject to the provisions of the Acts, a poll may be demanded.

(a) by the chairman, or

(b) by not less than five members having the right to vote at the meeting; or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares in the Company held as treasury shares); or

(d) by a member or members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares).

69. Unless a poll is duly demanded, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

70. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made

71. A poll shall be taken as the chairman directs, and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

72. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

73. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs, not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

74. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting in respect of which it is demanded. In any other

case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

VOTES OF MEMBERS

75. Subject to any rights or restrictions attached to any shares and to the provisions of the Acts, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative who is not himself a member entitled to vote, shall have one vote, and on a poll every member shall have one vote for every share of which he is the holder

76. In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

77. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court, who may on a poll vote by proxy Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be deposited at or sent to the Office, or such other place as is specified in accordance with these articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable

78. No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

79. No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered. Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

80 On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way. A proxy need not be a member. A member may appoint more than one proxy to attend on the same occasion. Submitting an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it.

81. Subject to article 82 below, an appointment of proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer

82. The directors may allow the appointment of a proxy to be sent or supplied in electronic form subject to any conditions or limitations as the directors may specify, and where the Company has given an electronic address in any instrument of proxy or invitation to appoint a proxy, any document or information relating to proxies for the meeting

(including any document necessary to show the validity of, or otherwise relating to, the appointment of a proxy, or notice of the termination of the authority of a proxy) may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting

83 The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may.

(a) in the case of an appointment of proxy in hard copy form, be deposited at the Office or at such other place in the United Kingdom as is specified in the notice convening the meeting, or in any instrument of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(b) in the case of an appointment of proxy in electronic form, be received at the electronic address specified in the notice convening the meeting, or in any instrument of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(c) in the case of a poll taken more than 48 hours after it was demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll; or

(d) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary or any director,

and an appointment of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid.

84. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company at the Office, or at such other place at which an appointment of proxy may be duly deposited or the address where an appointment in electronic form may be duly received, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

85. The appointment of a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll but shall not confer any further right to speak at the meeting, except with the permission of the chairman (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member)

86. The directors may at the expense of the Company send or make available instruments of proxy or invitations to appoint a proxy to the members by post or by electronic means or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for

the purpose of any meeting instruments of proxy or invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission, or the failure due to circumstances beyond the Company's control, to send or make available such an instrument of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

87 Where two or more valid but differing appointments of proxy are received in respect of the same share for use at the same meeting the one which is last sent shall be treated as replacing and revoking the other or others. If the Company is unable to determine which is last sent, the one which is last received shall be so treated. If the Company is unable to determine either which is last sent or which is last received, none of them shall be treated as valid in respect of that share.

CORPORATIONS ACTING BY REPRESENTATIVES

88. Any corporation (other than the Company itself) which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. Except as otherwise provided in these articles, the person so authorised shall be entitled to exercise the same power on behalf of the corporation as the corporation could exercise if it were an individual member of the Company, and the corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it

DIRECTORS

89. Unless otherwise determined by the Company by ordinary resolution the number of directors (other than alternate directors) shall not be subject to any maximum but shall not be less than two.

90 A director shall not require a share qualification

91. (1) Until otherwise determined by the Company by ordinary resolution, there shall be paid to the directors (other than alternate directors) such fees for their services in the office of director as the directors may determine (not exceeding in the aggregate an annual sum of £750,000 or such larger amount as the Company may by ordinary resolution decide) divided between the directors as they may determine, or, failing such determination, equally The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles.

(2) The directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as directors.

(3) Any director who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such

special remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine.

ALTERNATE DIRECTORS

92. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director appointed by him.

93 An alternate director shall (unless he is absent from the United Kingdom) be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointor as a director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director.

94 An alternate director shall cease to be an alternate director if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

95. An appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment or in any other manner approved by the directors

96 Save as otherwise provided in these articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults, and he shall not be deemed to be the agent of the director appointing him.

POWERS OF DIRECTORS

97. The business of the Company shall be managed by the directors who, subject to the provisions of the Acts, the memorandum and these articles and to any directions given by special resolution, may exercise all the powers of the Company. No alteration of the memorandum or these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this article shall not be limited by any special power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors.

98. (1) The directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final repayment) outstanding of all money borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group, other than amounts to be taken into account under paragraph (3)(c) and (d) of this article) shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to three times the aggregate of:

(a) the amount paid up on the share capital of the Company; and

(b) the total of the capital and revenue reserves of the Group, including any share premium account, capital redemption reserve and credit balance on the profit and loss account reserve, but excluding amounts attributable to outside shareholders in subsidiary undertakings of the Company and deducting any debit balance on any reserve, all as shown in the then latest audited consolidated balance sheet and income statement of the Group, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of that balance sheet and further adjusted as may be necessary to reflect any change since that date in the companies comprising the Group,

and, for the avoidance of doubt, any balance representing the Company's own shares (whether held pursuant to an employees' share scheme (within the meaning of section 743 of the 1985 Act) or as treasury shares) shall reduce capital and revenue reserves of the Group for the purposes of paragraph (1)(b) of this article.

(2) In this article:

(a) "the Group" means the Company and its subsidiary undertakings (if any), and

(b) "subsidiary undertaking" has the same meaning as in the Acts

(3) For the purposes of this article, but without prejudice to the generality of the terms "borrowing" and "borrowed"·

(a) amounts borrowed for the purpose of repaying the whole or any part of any amounts previously borrowed and then outstanding (including any premium payable on final repayment) and to be applied for that purpose within six months of the borrowing shall not, pending such application, be taken into account as money borrowed;

(b) the principal amount (including any premium payable on final repayment) of any debentures issued in whole or in part for a consideration other than cash shall be taken into account as money borrowed by the member of the Group issuing them,

(c) money borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group shall (notwithstanding sub-paragraph (b) of this paragraph) be taken into account subject to the exclusion of a proportion of it equal to the minority proportion, and money borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group shall (subject to sub-paragraph (d) of this paragraph) be taken into account to the extent of a proportion of it equal to the minority proportion (and for the purpose of this sub-paragraph "minority proportion" means the proportion of the issued equity share capital of the partly-owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company); and

(d) in the case of money borrowed and owing to a partly-owned subsidiary undertaking by another partly-owned subsidiary undertaking the

proportion which would otherwise be taken into account under sub-paragraph (c) of this paragraph shall be reduced by excluding such part of it as is equal to the proportion of the issued equity share capital of the borrowing subsidiary undertaking which is not attributable, directly or indirectly, to the Company.

(4) In calculating the aggregate amount of borrowings for the purpose of this article, money borrowed by any member of the Group which is denominated or repayable in a currency other than sterling shall be treated as converted into sterling:

(a) at the rate of exchange used for the conversion of that currency in the latest audited balance sheet of that member; or

(b) if no rate was so used, at the middle market rate of exchange prevailing in London at the close of business on the date of that balance sheet, but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

(5) No debt incurred or security given in respect of money borrowed or to be taken into account as money borrowed in excess of the above limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

(6) In this article references to a consolidated balance sheet and profit and loss account of the Group are to be taken:

(a) in a case where the Company had no subsidiary undertakings at the relevant time, as references to the balance sheet and profit and loss account of the Company;

(b) in a case where the Company had subsidiary undertakings at the relevant time but there are no consolidated accounts of the Group, as references to the respective balance sheets and profit and loss accounts of the companies comprising the Group, and

(c) in a case where the Company had subsidiary undertakings at the relevant time, one or more of which has, in accordance with the Acts, been excluded from consolidation as references to the consolidated balance sheet and profit and loss account of the Company and those of its subsidiary undertakings included in the consolidation.

DELEGATION OF DIRECTORS' POWERS

99 (1) The directors may delegate any of their powers:

(a) to any managing director, any director holding any other executive office or any other director;

(b) to any committee consisting of one or more directors and (if thought fit) one or more other persons, but a majority of the members of the committee shall be directors and no resolution of the committee shall be effective unless a majority of those present when it is passed are directors; and

(c) to any local board or agency for managing any of the affairs of the Company either in the United Kingdom or elsewhere

(2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied The power to delegate under this article, being without limitation, includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director; and the scope of the power to delegate under sub-paragraph (a), (b) or (c) of paragraph (1) of this article shall not be restricted by reference to or inference from any other of those sub-paragraphs Subject as aforesaid, the proceedings of any committee, local board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying.

100 The directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers to such an agent. The directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested in him.

APPOINTMENT AND RETIREMENT OF DIRECTORS

101. At the annual general meeting in every year, all directors who held office at the time of the two preceding annual general meetings and did not retire by rotation or pursuant to article 106 at either of them shall retire from office by rotation. A retiring director shall be eligible for reappointment.

102 If the Company, at the meeting at which a director retires under any provision of these articles, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

103. No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless.

(a) he is recommended by the directors, or

(b) not less than seven nor more than thirty-five days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the

Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed

104. At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

105. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director.

106. The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors A director so appointed shall retire at the next annual general meeting and shall then be eligible for reappointment

107 Subject as aforesaid, a director who retires at an annual general meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting elects someone in his place or, if it does not do so, until the end of the meeting.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

108. Without prejudice to the provisions of the Acts, the Company may, by extraordinary resolution, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and the Company) and, subject to these articles, may, by ordinary resolution, appoint another person instead of him. A person so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director.

109. The office of a director shall be vacated if

(a) he ceases to be a director by virtue of any provision of the Acts or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice in writing to the Company; or

(e) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated; or

(f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated; or

(g) a notice in writing is served upon him personally or at the address registered with the Company in accordance with sections 288 to 290 of the 1985 Act or at his residential address provided to the Company, signed by all other directors for the time being to the effect that his office as director shall on receipt of such notice be vacated (and such notice may consist of several documents in the like form each executed by one or more directors)

DIRECTORS' APPOINTMENTS AND INTERESTS

110. The directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and, subject to the provisions of the Acts, any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company

111. (1) Subject to the provisions of the Acts, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office.

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(2) For the purposes of this article

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

DIRECTORS' GRATUITIES AND PENSIONS

112 The directors may (by the establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions, or by insurance or death or disability benefits or otherwise, for any director or any former director who holds or has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse or civil partner and a former spouse and former civil partner) or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF DIRECTORS

113. (1) Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit.

(2) A director may, and the secretary at the request of a director shall, call a meeting of the directors. Subject to paragraph (3) of this article, it shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom.

(3) If a director gives notice to the Company of an address in the United Kingdom at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom, he shall, if so absent, be entitled to have notice given to him at that address; but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom at that address.

(4) Questions arising at a meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote; and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence.

(5) A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able:

(a) to hear each of the other participating directors addressing the meeting; and

(b) if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this article is adopted or

developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting.

114 No business shall be transacted at any meeting of the directors unless a quorum is present. The quorum may be fixed by the directors and unless so fixed at any other number shall be two. An alternate director who is not himself a director shall, if his appointor is not present, be counted in the quorum.

115. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

116. The directors may elect from their number, and remove, a chairman of the board of directors The chairman shall preside at all meetings of the directors, but if there is no chairman, or if at the meeting the chairman is not present within five minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting.

117. All acts done by a meeting of the directors, or of a committee of the directors, or by a person acting as a director, shall notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

118. A resolution in writing executed by all the directors entitled to receive notice of a meeting of the directors or of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more directors, but a resolution executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity.

119 (1) Save as otherwise provided by these articles, a director shall not vote at a meeting of the directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs.

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its

subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security,

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Commissioners for HM Revenue and Customs for taxation purposes,

(e) the resolution relates to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings, including but without being limited to an employees' share scheme (within the meaning of section 743 of the 1985 Act), which does not accord to any director any privilege or advantage not generally accorded to the employees to whom the arrangement relates,

(f) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest, and any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder),

(g) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability.

(2) For the purposes of paragraph (1) of this article, an interest of any person who is for any purpose of the 1985 Act (excluding any statutory modification thereof not in force when these articles became binding on the Company) connected with a director shall be taken to be the interest of that director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

(3) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not by virtue of paragraph (1)(f) of this article, or otherwise under that paragraph, or for any other reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

120 A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote

121. The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of these articles prohibiting a director from voting at a meeting of the directors or of a committee of the directors.

122 If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the director concerned is the chairman, to the other directors at the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive.

MINUTES

123. The directors shall cause minutes to be made in books kept for the purpose

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting

SECRETARY

124. Subject to the provisions of the Acts, the secretary shall be appointed by the directors for such term, at such remuneration and on such other conditions as they think fit, and any secretary so appointed may be removed by them.

THE SEAL

125. The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors. The directors may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it. Unless otherwise determined by the directors·

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it, and

(b) every other instrument to which the seal is affixed shall be signed by one director and by the secretary or another director.

126 Subject to the provisions of the Acts, the Company may have an official seal for use in any place abroad.

DIVIDENDS

127. Subject to the provisions of the Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

128 Subject to the provisions of the Acts, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

129. Subject to the provisions of the Acts and except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share

130. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

131. (1) Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may by notice direct. Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer or, in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Company may from time to time consider sufficient, by means of a relevant system) which the directors consider appropriate. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share. Every cheque or warrant shall be made payable to the order of or to the person or persons entitled or to such other person as the person or persons entitled

may by notice direct. Payment of such cheque, warrant or order, the collection of funds from or transfer of funds by a bank in accordance with such direct debit or bank transfer or, in respect of shares in uncertificated form, the making of payment by means of a relevant system, shall be a good discharge to the Company.

(2) The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if:

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder,

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request

132 No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

133 Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

134 The directors may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) The said resolution may specify a particular dividend (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed.

(b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's ordinary shares on the Stock Exchange as derived from the Daily Official List, for the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

(c) No fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit.

(d) The directors shall, after determining the basis of allotment, notify the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective.

(e) The directors may exclude from any offer any holders of ordinary shares where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them

(f) The dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on ordinary shares in respect of which an election has been duly made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid. For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis.

(g) The directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

(h) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted.

(i) The directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned.

CAPITALISATION OF PROFITS

135. (1) The directors may with the authority of an ordinary resolution of the Company

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account or capital redemption reserve);

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would (or in the case of treasury shares, which would if such shares were not held as treasury shares) entitle them

to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid,

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend,

(d) make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they think fit in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the members concerned);

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

(f) generally do all acts and things required to give effect to such resolution as aforesaid.

(2) Where, pursuant to an employees' share scheme (within the meaning of section 743 of the 1985 Act) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Acts, the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph (1)(a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of paragraph (1)(a) to (f) above shall apply mutatis mutandis to this paragraph (but as if the authority of an ordinary resolution of the Company were not required).

RECORD DATES

136. Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made Where such a record date is fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly.

ACCOUNTS

137. No member (other than a director) shall have any right of inspecting any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the directors or by ordinary resolution of the Company

NOTICES ETC.

138. Any notice to be given to or by any person pursuant to these articles shall be in writing other than a notice calling a meeting of the directors which need not be in writing.

139 (1) Any notice, document or information may (without prejudice to articles 144 and 145) be given, sent or supplied by the Company to any member either:

(a) personally; or

(b) by sending it by post in a prepaid envelope addressed to the member at his registered address or postal address given pursuant to article 139(4), or by leaving it at that address, or

(c) by sending it in electronic form to a person who has agreed (generally or specifically) that the notice, document or information may be sent or supplied in that form (and has not revoked that agreement); or

(d) subject to the provisions of the Acts, by making it available on a website, provided that the requirements in article 139(2) are satisfied.

(2) The requirements referred to in article 139(1)(d) are that

(a) the member has agreed (generally or specifically) that the notice, document or information may be sent or supplied to him by being made available on a website (and has not revoked that agreement), or the member has been asked by the Company to agree that the Company may send or supply notices, documents and information generally, or the notice, document or information in question, to him by making it available on a website and the Company has not received a response within the period of 28 days beginning on the date on which the Company's request was sent and the member is therefore taken to have so agreed (and has not revoked that agreement);

(b) the member is sent a notification of the presence of the notice, document or information on a website, the address of that website, the place on that

website where it may be accessed, and how it may be accessed ("notification of availability"),

(c) in the case of a notice of meeting, the notification of availability states that it concerns a notice of a company meeting, specifies the place, time and date of the meeting, and states whether it will be an annual general meeting; and

(d) the notice, document or information continues to be published on that website, in the case of a notice of meeting, throughout the period beginning with the date of the notification of availability and ending with the conclusion of the meeting and in all other cases throughout the period specified by any applicable provision of the Acts, or, if no such period is specified, throughout the period of 28 days beginning with the date on which the notification of availability is sent to the member, save that if the notice, document or information is made available for part only of that period then failure to make it available throughout that period shall be disregarded where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

(3) In the case of joint holders of a share:

(a) it shall be sufficient for all notices, documents and other information to be given, sent or supplied to the joint holder whose name stands first in the register of members in respect of the joint holding (the "first named holder") only, and

(b) the agreement of the first named holder that notices, documents and information may be given, sent or supplied in electronic form or by being made available on a website shall be binding on all the joint holders

(4) A member whose registered address is not within the United Kingdom shall not be entitled to receive any notice, document or information from the Company unless he gives to the Company an address (not being an electronic address) within the United Kingdom at which notices, documents or information may be given to him.

(5) For the avoidance of doubt, the provisions of this article 139 are subject to article 55.

(6) The Company may at any time and at its sole discretion choose to give, send or supply notices, documents and information only in hard copy form to some or all members.

140. A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

141. (1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of fifteen days before the

notice is given, and no change in the register after that time shall invalidate the giving of the notice

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the person from whom he derives his title, but this paragraph does not apply to a notice given under section 793 of the 2006 Act

142. Subject to the Acts, where, by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to give notice of a general meeting, the general meeting may be convened by a notice advertised in two national daily newspapers published in the United Kingdom. The Company shall send a copy of the notice to members in the same manner as it sends notices under article 139 if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

143. Subject to the Acts, any notice, document or information to be given, sent or supplied by the Company to the members or any of them, not being a notice to which article 141 applies, shall be sufficiently given, sent or supplied if given by advertisement in at least one national daily newspaper published in the United Kingdom.

144. Any notice, document or information given, sent or supplied by the Company to the members or any of them.

(a) by post, shall be deemed to have been received 24 hours after the time at which the envelope containing the notice, document or information was posted unless it was sent by second class post or there is only one class of post in which case it shall be deemed to have been received 48 hours after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that the notice, document or information was sent,

(b) by advertisement, shall be deemed to have been received on the day on which the advertisement appears;

(c) by electronic means, shall be deemed to have been received 24 hours after it was sent. Proof that a notice, document or information in electronic form was sent in accordance with the Institute of Chartered Secretaries and Administrators' Guidance (in issue at the time the relevant notice, document or information was sent) shall be conclusive evidence that the notice, document or information was sent;

(d) by making it available on a website, shall be deemed to have been received on the date on which notification of availability on the website is deemed to have been received in accordance with this article or, if later, the date on which it is first made available on the website

145. Any notice, document or information may be given, sent or supplied by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it in any manner authorised by these articles for the giving of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the address, if any, within

the United Kingdom supplied for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred

146 If on three consecutive occasions notices, documents or information sent or supplied to a member have been returned undelivered, the member shall not be entitled to receive any subsequent notice, document or information until he has supplied to the Company (or its agent) a new registered address, or a postal address within the United Kingdom, or (without prejudice to article 139(4)) shall have informed the Company, in such manner as may be specified by the Company, of an electronic address. For the purposes of this article, references to notices, documents or information include references to a cheque or other instrument of payment, but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles

147. Where a document is required under these articles to be signed by a member or any other person, if the document is in electronic form, then in order to be valid the document must either

(a) incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company), of that member or other person, in such form by the directors may approve; or

(b) be accompanied by such other evidence as the directors may require in order to be satisfied that the document is genuine.

The Company may designate mechanisms for validating any such document and a document not validated by the use any such mechanisms shall be deemed as having not been received by the Company In the case of any document or information relating to a meeting, an instrument of proxy or invitation to appoint a proxy, any validation requirements shall be specified in the relevant notice of meeting in accordance with Articles 50 and 80.

DESTRUCTION OF DOCUMENTS

148. (1) The Company may destroy

(a) any instrument of transfer, after six years from the date on which it is registered,

(b) any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled, and

(d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made.

(2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a copy of the

document (whether made electronically, by microfilm, by digital imaging or by any other means) has been made which is not destroyed before that date

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company, provided that.

(a) this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article, and

(c) references in this article to the destruction of any document include references to the disposal of it in any manner.

WINDING UP

149 If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law, subject to the provisions of the Acts, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

150. Subject to the provisions of the Acts, the Company may:

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company; and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company.

For the purposes of this article, "associated company" has the same meaning as in section 309A of the 1985 Act.

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

RECEIVED
2008 MAY 13 A 11:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 6160943

Company name in full: MONEYSUPERMARKET.COM GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	07	2007			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	106,830,184		
Nominal value of each share	0.02p		
Amount (if any) paid or due on each share (including any share premium)	170p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): CAPITA IRG TRUSTEES LIMITED Address: THE REGISTRY, 34 BECKENHAM ROAD, BECKENHAM, KENT UK Postcode: BR3 4TU	ORDINARY	948,184
Name(s): CAPITA IRG TRUSTEES (NOMINEES) LIMITED Address: REGULATED BUSINESS, THE REGISTRY, 34 BECKENHAM ROAD, BECKENHAM, KENT UK Postcode: BR3 4TU	ORDINARY	6,005,052
Name(s): CREDIT SUISSE SECURITIES (EUROPE) LIMITED Address: 1 CABOT SQUARE, LONDON UK Postcode: E14 4QJ	ORDINARY	99,492,027
Name(s): REDMAYNE (NOMINEES) LIMITED Address: 34 ALBION STREET UK Postcode: LS1 6AG	ORDINARY	11,761
Name(s): COMPUTERSHARE COMPANY NOMINEES LIMITED Address: PO BOX 82, THE PAVILIONS, BRIDGWATER ROAD, BRISTOL UK Postcode: BS99 7NH	ORDINARY	64,693

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 01/08/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver~~ / ~~receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

LFM
WWW.LASERFORM.CO.UK

(Revised 2005)
Return of Allotment of Shares
Form 88(2) continuation sheet no: 1

Please complete in typescript, or in bold black capitals.
CHFP025

Company Number: 6160943

Company name in full: MONEYSUPERMARKET.COM GROUP PLC

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): ROCK (NOMINEES) LIMITED Address: 25 LUKE STREET, LONDON UK Postcode: EC2A 4AR	ORDINARY	28,821
Name(s): LR NOMINEES LIMITED Address: LLOYDS TSB REGISTRARS, CUSTODY DEPARTMENT, PRINCESS HOUSE, 1 SUFFOLK LANE, LONDON UK Postcode: EC4R 0AN	ORDINARY	264,941
Name(s): FERLIM NOMINEES LIMITED Address: 100 OLD HALL STREET, LIVERPOOL UK Postcode: L3 9AB	ORDINARY	14,705
Name(s): Address: UK Postcode:		

Herbert Smith

Execution Version

17 May 2007

DUNCAN CAMERON

and

PRECIS (2682) LIMITED

and

SIMON NIXON

PUT AND CALL SHARE OPTION AGREEMENT

SATURDAY

A19 04/08/2007 506
COMPANIES HOUSE

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL

Herbert Smith LLP
HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS

Date 04 July 2007

Herbert Smith LLP

TABLE OF CONTENTS

THIS DEED is made on 17 May 2007

BETWEEN

(1) **DUNCAN RUSSELL CAMERON** of 5 Clayton Court, Duke Street, Chester CH1 1NE ("**Cameron**");

(2) **PRECIS (2682) LIMITED** a company incorporated in England and Wales (registered number 6160943) and whose registered office is at Moneysupermarket House, St David's Park, Ewloe, Chester CH5 3UZ ("**Purchaser**"); and

(3) **SIMON JUSTIN NIXON** of 3 Sandown Terrace, Boughton, Chester CH3 5BN ("**Nixon**")

RECITALS

(A) Moneysupermarket.com Financial Group Limited ("**MSFG**") was incorporated in England and Wales on 9 February 1996 under the Companies Act 1985 with registered number 3157344 and is a private company limited by shares.

(B) MSFG has an authorised share capital of £1,100 divided into 100,000 ordinary shares of £0 01 each and 10,000 A ordinary shares of £0.01 each, of which 90,000 ordinary shares and 4,796 A ordinary shares have been issued or allotted and are fully paid or credited as fully paid.

(C) Cameron is the legal and beneficial owner of the Option Shares (as defined below).

(D) Cameron and the Purchaser each propose to grant to the other an option in respect of the Option Shares (as defined below) on the terms and conditions set out in this Agreement.

(E) Nixon is the legal and beneficial owner of the Nixon Shares (as defined below).

(F) Nixon proposes to sell and the Purchaser proposes to purchase the Nixon Shares (as defined below) on the terms and conditions set out in this Agreement.

IT IS AGREED AS FOLLOWS:

1. INTERPRETATION

1 1 In this Agreement the following definitions are used:

"**Admission**" means admission of all of the issued share capital of the Purchaser (or a holding company of the Purchaser) to the Official List and to trading on the London Stock Exchange, or any other Recognised Investment Exchange;

"**Business Day**" means a day (not being a Saturday or Sunday) on which banks are open for general banking business in the City of London;

"**Call Option**" means the option granted by Cameron to the Purchaser to purchase the Option Shares pursuant to this Agreement;

"**Call Option Exercise Period**" means the period commencing on the date the conditions set out in clause 3 1 are satisfied or waived and ending on the date which is eight Business Days prior to the Long Stop Date (both dates inclusive);

"**Call Option Premium**" means the sum of £1,620,000;

"**Cameron New Shares**" means the 4,500 ordinary shares of £1 00 each fully paid in the capital of the Purchaser;

"**Cameron Outstanding Amounts Schedule**" means the schedule in the form of Agreed Draft "C" detailing all amounts outstanding from Cameron to MSFG or any of the Subsidiaries as at the date of this Agreement,

"**Completion**" means completion of the sale and purchase of the Option Shares upon any exercise of the Call Option or the Put Option in accordance with clause 8,

"**Consideration**" means the Option Exercise Price Payment and the issue of the Cameron New Shares;

"**Full Title Guarantee**" means with the benefit of the implied covenants set out in Part I of the Law of Property (Miscellaneous Provisions) Act 1994 when a disposition is expressed to be made with full title guarantee,

"**London Stock Exchange**" means London Stock Exchange PLC,

"**Long Stop Date**" means the date which is five months after the date of this Agreement;

"**MSFG Group**" means MSFG and the Subsidiaries as a whole;

"**MSFG Share Option Scheme**" means the share option scheme adopted by MSFG on 5 May 2005, pursuant to which options over an aggregate maximum of 5,364 shares in MSFG may be granted, as amended from time to time provided that the aggregate maximum number of shares in MSFG and the Company which may be issued pursuant to the exercise of such options shall not exceed 5,364;

"**New Articles**" means the articles of association of the Purchaser in the form of Agreed Draft "A" to be adopted by the Purchaser pursuant to the Resolution in accordance with clause 8.2.3;

"**Nixon New Shares**" means the 85,498 B ordinary shares of £1 00 each fully paid in the capital of the Purchaser;

"**Nixon Shares**" means the 45,000 ordinary shares of £0 01 each fully paid in the capital of MSFG beneficially owned by and registered in the name of Nixon at the date of this Agreement;

"**Official List**" means the official list maintained by the UK Listing Authority pursuant to Part VI of the Financial Services and Markets Act 2000;

"**Option Notice**" means a notice exercising either the Call Option or the Put Option pursuant to this Agreement,

"**Option Shares**" means the 45,000 ordinary shares of £0 01 each fully paid in the capital of MSFG beneficially owned by and registered in the name of Cameron at the date of this Agreement;

"**Options**" means collectively the Call Option and the Put Option;

"Option Exercise Price" means, in the case of the exercise of the Call Option by the Purchaser, the sum of £160,380,000 and in the case of the exercise of the Put Option by Cameron, the sum of £160,920,000;

"Option Exercise Price Payment" means.

a) if Completion occurs on or before the date which is 3 months after the date of this Agreement, the Option Exercise Price;

b) if Completion occurs more than 3 months after the date of this Agreement but on or before the date which is 4 months after the date of this Agreement, the Option Exercise Price plus interest accrued on the Option Exercise Price at the rate of 1 per cent. per annum above the Official Bank Rate of the Bank of England from time to time for the period from (and including) the date 3 months after the date of this Agreement to (but excluding) the date of Completion; or

c) if Completion occurs more than 4 months after the date of this Agreement but on or before the Long Stop Date, the Option Exercise Price plus interest accrued on the Option Exercise Price at the rate of 1 per cent per annum above the Official Bank Rate of the Bank of England from time to time for the period from (and including) the date 3 months after the date of this Agreement to (but excluding) the date which is 4 months after the date of this Agreement plus interest accrued on the Option Exercise Price at the rate of 2 per cent. per annum above the Official Bank Rate of the Bank of England from time to time for the period from (and including) the date 4 months after the date of this Agreement to (but excluding) the date of Completion;

"Put Option" means the option granted by the Purchaser to Cameron to require the Purchaser to purchase the Option Shares pursuant to the terms of this Agreement;

"Put Option Exercise Period" means the period commencing on the date which is seven Business Days prior to the Long Stop Date and ending on the date which is five Business Days prior to the Long Stop Date (both dates inclusive);

"Recognised Investment Exchange" has the meaning given to that term in the Financial Services and Markets Act 2000;

"Resolution" means the written resolution of the Purchaser in the form of Agreed Draft "B" to be executed by or on behalf of Nixon, in his capacity as the sole shareholder of the Purchaser, in accordance with clause 8.2.3,

"Sellers" means each of Cameron and Nixon;

"Shareholders' Agreement" means the shareholders' agreement between Cameron, the Purchaser and Nixon dated on or around the date of this Agreement;

"Shares" means the Option Shares and the Nixon Shares,

"Subsidiaries" means each company which is a subsidiary (as that term is defined in section 736 of the Companies Act 1985) of MSFG,

"UK Listing Authority" means the Financial Services Authority or its successor as the competent authority for listing in the United Kingdom under Part VI of the Financial Services and Markets Act 2000; and

"**Warranties**" means the representations and warranties and undertakings contained in clause 10.

1 2 In this Agreement, unless the contrary intention appears.

1 2 1 words in the singular shall include the plural, and vice versa;

1 2 2 a reference to a clause shall be a reference to a clause of or to this Agreement;

1 2.3 the headings in this Agreement are for convenience only and shall not affect the interpretation of any provision of this Agreement,

1 2 4 if a period of time is specified and dates from a given day or the day of an act or event, it shall be calculated exclusive of that day (but this shall not apply to the Call Option Exercise Period or the Put Option Exercise Period); and

1 2.5 a reference to "includes" or "including" shall mean "includes without limitation" or "including without limitation",

1 2.6 a reference to a "party" is to a party to this Agreement for the time being and a reference to the "parties" is, unless otherwise stated to the contrary, a reference to all parties to this Agreement for the time being; and

1 2.7 references to documents "in the agreed terms" or any similar expression shall be to documents agreed between the parties, annexed to this Agreement and initialled for identification by or on behalf of the Sellers and by or on behalf of the Purchaser.

2. GRANT OF OPTIONS

2 1 In consideration of the payment to Cameron by the Purchaser of the Call Option Premium on the date hereof, the payment of which is acknowledged by Cameron, and the grant to Cameron by the Purchaser of the Put Option, Cameron hereby grants to the Purchaser an irrevocable right to purchase the Option Shares for the Consideration subject to the terms of this Agreement.

2.2 In consideration of the grant to the Purchaser by Cameron of the Call Option, the Purchaser grants to Cameron an irrevocable right to require the Purchaser to purchase the Option Shares for the Consideration subject to the terms of this Agreement.

2 3 The Call Option shall be exercisable at any time during the Call Option Exercise Period by notice in writing from (or on behalf of) the Purchaser to Cameron and if the Call Option is exercised in accordance with this Agreement, the Put Option shall lapse and no longer be capable of exercise.

2.4 Subject to clause 3, the Put Option shall be exercisable at any time during the Put Option Exercise Period by notice in writing from (or on behalf of) Cameron to the Purchaser

2 5 The Options shall be exercisable only in respect of all (and not some of) the Option Shares

3. CONDITIONS

Conditions

3 1 Neither the Call Option nor the Put Option (as the case may be) may be exercised prior to the satisfaction (or waiver by the Purchaser or Cameron, as applicable, in accordance with clause 3 2) of the following conditions·

3 1 1 the Purchaser obtaining debt finance for the Option Exercise Price Payment on terms satisfactory to the Purchaser acting reasonably,

3 1 2 the counterparties to contracts with MSFG or any of the Subsidiaries, where such contracts are material to the business of the MSFG Group as a whole, having, for the purposes of such contracts and where required under the terms of such contracts, consented to a change of control of MSFG or any such Subsidiary as contemplated by this Agreement, without a material degradation of the terms of such contracts; and

3.1.3 any necessary consent to the change of control of MSFG or any such Subsidiary (or the appointment or removal of any person within MSFG or any such Subsidiary) as contemplated by this Agreement being obtained from any regulatory body or authority (including, without limitation, the Financial Services Authority) to which MSFG of any of the Subsidiaries are subject without any material degradation to the terms of any authorisations or licences obtained from any such regulatory body or authority,

and the first party to be aware of the satisfaction of each condition agrees to notify the other parties as soon as reasonably practicable of being aware that such condition has been satisfied.

Waiver

3.2 The conditions in clauses 3.1.1 and 3.1.2 are for the sole benefit of the Purchaser and any non-fulfilment can only be waived with the written consent of the Purchaser. The condition in clause 3 1 3 is for the mutual benefit of the Purchaser and Cameron and any non-fulfilment can only be waived with the written consent of both the Purchaser and Cameron

Satisfaction of Conditions

3 3 The Purchaser and Nixon (solely in his capacity as a shareholder of MSFG and the Purchaser) shall each use their respective reasonable endeavours (in the case of Nixon, without being required to incur expenditure, cost or other personal financial obligations) to ensure that Completion occurs within 3 months of the date of this Agreement

3 4 Unless the conditions in clause 3 1 1 and 3.1.2 have been waived by the Purchaser, the Purchaser and Nixon (solely in his capacity as a shareholder of MSFG and of the Purchaser) shall each use their respective reasonable endeavours (in the case of Nixon, without being required to incur expenditure, cost or other personal financial obligations) to satisfy or procure the satisfaction of the conditions in clause 3.1 1 and 3 1.2 prior to the Long Stop Date

3.5 Unless the condition in clause 3.1 3 has been waived by the Purchaser and Cameron, the Purchaser and Nixon (solely in his capacity as a shareholder of MSFG) shall each use their

respective reasonable endeavours (in the case of Nixon, without being required to incur expenditure, cost or other personal financial obligations) to satisfy or procure the satisfaction of the condition in clause 3.1 3 prior to the Long Stop Date.

Failure to Satisfy Conditions

3 6 If one or more of the conditions in clause 3 1 remains unsatisfied at the end of the Long Stop Date and has not been waived by the Purchaser and, where applicable, Cameron on or before that date the provisions of clause 3 7 shall apply

Termination

3 7 This clause shall apply only in the circumstances referred to in clauses 3.6, 9.4, 9.5, 9 6 and 12 or in other circumstances where both Options have lapsed. Where this clause applies, this Agreement, other than clauses 1 (Interpretation), 14 (Confidentiality), 15 (No Assignment), 16 (Entire Agreement and Severance), 17 (Costs), 18 (Waiver), 19.1 (Variation), 19 2 (Several liability), 19.3 (Counterparts), 20 (Notices), and 21 (Governing law and jurisdiction) shall automatically terminate with immediate effect and each party's rights and obligations other than those specified above shall cease immediately on termination. Such termination shall not affect the accrued rights and obligations of the parties existing at or immediately prior to termination.

3 8 If this Agreement terminates in accordance with clause 3.7, Cameron shall not be obliged to refund the Call Option Premium to the Purchaser unless Cameron has committed a material breach of this Agreement.

4. NIXON OBLIGATION

Nixon shall procure:

4.1 that the Purchaser complies with its obligations under this Agreement other under clause 7 1 1, 7 2 and 8.3.1 from the date of the exercise of an Option up to and including the date of Completion or the Long Stop Date (whichever is earlier); and

4 2 that the Purchaser (i) (without Nixon being required to incur expenditure, cost or other personal financial obligations) takes all reasonable steps necessary to enforce its rights under any agreement for debt finance entered into by the Purchaser as described in clause 3.1 1 for the purpose of funding the Option Exercise Price Payment, (ii) complies with its obligations under such agreement prior to Completion and (iii) issues drawdown notices and performs all other reasonably necessary steps, provided that they are in its power to control, to ensure that the cash required for the purposes of clause 7.1.1 is drawn down no later than Completion,

provided that this clause 4 shall not constitute a guarantee or any other commitment or obligation on Nixon that the lenders of any debt finance obtained by the Purchaser as described in clause 3 1.1 shall actually make available such funding. For the avoidance of doubt and without limitation to the foregoing proviso, if the debt finance is not received by the Purchaser by Completion, without prejudice to clause 4.1 and 4 2, Nixon shall not be required to procure that the Purchaser complies with its obligations in clauses 7 1.1, 7 2, or 8 3 1.

5. CAMERON OBLIGATION

5 1 Cameron undertakes to vote in favour of any special resolution:

5 1 1 pursuant to Section 155 of the Companies Act 1985 reasonably required in connection with the financing of the acquisition of the Option Shares;

5 1 2 in relation to the variation of any vesting period attaching to any options issued pursuant to the MSFG Share Option Scheme after the date of this Agreement; and

5 1 3 reasonably required in connection with the adoption of an employee share option scheme by the Purchaser provided that any options granted pursuant to such scheme when aggregated with (i) any options granted pursuant to the MSFG Share Option Scheme which are not released on or before the date of Completion and (ii) any shares in MSFG received upon exercise of any options granted pursuant to the MSFG Share Option Scheme, are not for in excess of 5,364 Shares

5 2 Cameron agrees to resign as a director of MSFG and any of the Subsidiaries of which he is a director prior to the directors of such companies making a statutory declaration for the purposes of section 155 of the Companies Act in connection with the financing of the acquisition of the Option Shares. If this Agreement terminates without Completion occurring, Nixon shall exercise all voting rights in respect of the Nixon Shares in order to ensure, so far as he is able, that Cameron is re-appointed as a director of MSFG and any such Subsidiaries

6. SALE AND PURCHASE

6.1 Subject to the terms of this Agreement, at Completion Cameron shall sell the Option Shares and the Purchaser shall purchase the Option Shares on the basis that they are sold with Full Title Guarantee and free from any claim, option, charge, lien, (save as described in clause 10), equity encumbrance, rights of pre-emption or any other third party rights and together with all rights attached to them at the date of exercise of the Option or subsequently becoming attached to them.

6.2 Subject to the terms of this Agreement, at Completion Nixon shall sell the Nixon Shares and the Purchaser shall purchase the Nixon Shares on the basis that they are sold with Full Title Guarantee and free from any claim, option, charge, lien, (save as described in clause 10), equity, encumbrance, right of pre-emption or any other third party rights and together with all rights attached to them at the date of exercise of the Option or subsequently becoming attached to them.

6 3 Cameron waives and agrees to procure the waiver of any restrictions on transfer (including pre-emption rights) which may exist in relation to the Option Shares under the articles of association of MSFG or otherwise.

6.4 Nixon waives and agrees to procure the waiver of any restrictions on transfer (including pre-emption rights) which may exist in relation to the Nixon Shares under the articles of association of MSFG or otherwise

6 5 The Purchaser shall not be obliged to complete the purchase of any of the Shares unless the Sellers complete the sale of all the Shares simultaneously, but completion of the purchase

of some of the Shares will not affect the rights of the Purchaser with respect to the purchase of the others.

6 6 Cameron shall not be obliged to complete the sale of the Option Shares unless Nixon completes the sale of the Nixon Shares simultaneously.

6 7 Nixon shall not be obliged to complete the sale of the Nixon Shares unless Cameron completes the sale of the Cameron Shares simultaneously

7. CONSIDERATION

7 1 The consideration for the sale of the Option Shares shall be·

7 1.1 the payment at Completion to Cameron of the Option Exercise Price Payment; and

7 1 2 the allotment at Completion to Cameron, credited as fully paid, of the Cameron New Shares and their issue in accordance with clause 8 3.

7 2 The Purchaser (i) undertakes to pay the consideration for the sale of the Option Shares to Cameron in full without any deduction or payment on account of any PAYE and/or national insurance by either it or MSFG and (ii) confirms, on the basis of advice received, that neither it nor MSFG consider that they have any obligation to account to HM Revenue and Customs for any PAYE and/or national insurance contributions in connection with the payment of the consideration for the sale of the Option Shares by Cameron.

7.3 The consideration for the sale of the Nixon Shares shall be the allotment at Completion to Nixon, credited as fully paid, of the Nixon New Shares and their issue in accordance with clause 8.3.

8. COMPLETION

8.1 Completion of the sale and purchase shall take place at the offices of Herbert Smith LLP not later than 3 p m. on the date which is five Business Days after the date of service of the relevant Option Notice or at such other place or at such other time as the parties agree.

8.2 At Completion:

8 2 1 Cameron shall deliver or cause to be delivered to the Purchaser

(A) a duly executed transfer to the Purchaser of the Option Shares, together with definitive share certificate(s) for them in the name of Cameron (or an indemnity in favour of the Purchaser in a form satisfactory to the Purchaser in the case of any such certificates(s) found to be missing);

(B) a certified copy of any power of attorney under which any relevant document is executed on behalf of Cameron;

(C) an irrevocable power of attorney from Cameron in the agreed terms relating to the exercise of rights in respect of the Option Shares pending their registration in the name of the Purchaser and/or its nominee;

(D) to the extent not delivered prior to Completion, a written resignation of Cameron as a director of MSFG and each of the Subsidiaries of which Cameron is a director executed as a deed in the agreed terms; and

(E) a waiver of all claims against MSFG and the Subsidiaries of which, at the date hereof, Cameron is a director executed as a deed in the agreed terms;

8 2 2 Nixon shall deliver or cause to be delivered to the Purchaser:

(A) a duly executed transfer to the Purchaser of the Nixon Shares, together with definitive share certificate(s) for them in the name of Nixon (or an indemnity in favour of the Purchaser in a form satisfactory to the Purchaser and Cameron in the case of any such certificate(s) found to be missing),

(B) a certified copy any power of attorney under which any relevant document is executed on behalf of Nixon; and

(C) an irrevocable power of attorney from Nixon in the agreed terms relating to the exercise of rights in respect of the Nixon Shares pending their registration in the name of the Purchaser and/or its nominee; and

8 2 3 Nixon, in his capacity as the sole shareholder of the Purchaser, shall execute the Resolution of the Purchaser adopting the New Articles of the Purchaser which is acknowledged by the parties to have occurred prior to the allotment of both the Cameron New Shares and the Nixon New Shares by the Purchaser;

8 2 4 Nixon shall procure to the extent he is able to do so (in his capacity as a shareholder of MSFG only):

(A) that the directors of MSFG shall approve the transfers of the Option Shares and the Nixon Shares for registration and the entry of the Purchaser in the register of members of MSFG, in each case subject only to the transfers being subsequently presented duly stamped, and

(B) that MSFG waives, and each Subsidiary of which Cameron is a director, at the date hereof, waives, (in each case to the extent permitted by law) all claims against Cameron at the date of Completion by executing a deed in the agreed terms.

8 2 5 If the directors of MSFG do not approve the transfers of the Option Shares and the Nixon Shares as set out in clause 8.2.4(A) by no later than the intended date of Completion, the Sellers shall prior to Completion procure the passing of a special resolution to amend article 14 of the articles of association of MSFG to ensure the directors of MSFG do not have discretion to refuse to register the transfers of the Option Shares and the Nixon Shares pursuant to this Agreement provided that the directors of MSFG shall not be required to register the transfers of the Option Shares and Nixon Shares unless such transfers are presented duly stamped.

Purchaser's Obligations

8 3 At Completion (or in the case of clauses 8 3.3 and 8 3.4 as soon as reasonably practicable thereafter):

8 3.1 subject to clause 8.3 5, the Purchaser shall pay by electronic transfer to the account of Linklaters (who are hereby irrevocably authorised to receive the same) (details of which shall be provided in writing to the Purchaser no later than two Business Days prior to the date of Completion) the Option Exercise Price Payment and receipt of the total of such amount in cleared funds in the nominated account shall constitute a valid discharge of the Purchaser's obligations under clause 7.1.1;

8 3 2 Nixon shall convene a meeting of the board of directors of the Purchaser, at which the directors of the Purchaser shall: (i) propose that Nixon, in his capacity as the sole shareholder of the Purchaser, signs the Resolution adopting the New Articles (ii) conditional upon the Resolution being signed, allot the Cameron New Shares and the Nixon New Shares; and (iii) conditional on the transfers of the Option Shares and the Nixon Shares to the Purchaser having been registered in the name of the Purchaser, approve the entry of Cameron and Nixon as the registered holders of the Cameron New Shares and Nixon New Shares respectively;

8 3.3 the Purchaser shall, immediately following satisfaction of the obligation in clause 8 3.2(iii), enter the name of Cameron as the registered holder of the Cameron New Shares and deliver to Cameron share certificates with respect to the Cameron New Shares in the name of Cameron;

8.3.4 the Purchaser shall, immediately following satisfaction of the obligation in clause 8 3 2(iii), enter the name of Nixon as the registered holder of the Nixon New Shares and deliver to Nixon share certificates with respect to the Nixon New Shares in the name of Nixon; and

8 3 5 the Purchaser shall deduct from the payment made under clause 8 3.1 all amounts owed by Cameron to MSFG or any of its Subsidiaries which are outstanding at that time. The parties acknowledge that all such amounts outstanding at the date of this Agreement shall not be more than as set out in the Cameron Outstanding Amounts Schedule, and that any increase (relative to the amount indicated in such Schedule) in the sum deducted by the Purchaser from the Option Exercise Price Payment pursuant to this clause 8.3.5 shall be only as a result of changes in the aggregate amount outstanding between the date of this Agreement and Completion. The Purchaser acknowledges that it is acting as the agent of MSFG and each of the Subsidiaries in making any deduction pursuant to this clause 8 3 5 and that any such deduction shall be good discharge for Cameron in relation to any amounts owed by him at that time to MSFG and the Subsidiaries. If Nixon does not deliver the waiver(s) required under clause 8.2.4(B) and Completion occurs, the Purchaser

(A) undertakes to pay on behalf of Cameron to MSFG and each of the relevant Subsidiaries any amounts outstanding from Cameron at Completion, and

(B) shall indemnify Cameron against all costs and liabilities arising in connection with any claim made by MSFG or any Subsidiary against Cameron for any sum alleged to be outstanding prior to Completion.

9. DEFAULT AT COMPLETION

9 1 The Purchaser shall not be obliged to complete the purchase of the Option Shares and the Nixon Shares until Cameron complies fully with the requirements of clause 8 2.1 and Nixon complies fully with the requirements of clauses 8 2 2, 8 2 3 and 8 2 4

9 2 Cameron shall not be obliged to complete the sale of the Option Shares until Nixon complies fully with the requirements of clauses 8 2 2 and 8.2.3.

9 3 Nixon shall not be obliged to complete the sale of the Nixon Shares until Cameron complies fully with the requirements of clause 8 2 1

9.4 If in any respect the requirements of clause 8.2.1 are not complied with at the time and on the date set for Completion, the Purchaser may without prejudice to its accrued rights and obligations existing at or immediately prior to termination (including the right to claim for damages):

9 4.1 defer Completion with respect to all of the Shares to a date selected by the Purchaser being not more than 28 days after that date or, if earlier, the Long Stop Date (in which case this clause shall apply to Completion as so deferred), or

9 4.2 terminate this Agreement.

9 5 If in any respect the requirements of clauses 8.2.2, 8.2.3, 8 2.4 and 8.3 are not complied with at the time and on the date set for Completion, Cameron may in each case without prejudice to his accrued rights and obligations existing at or immediately prior to termination (including the right to claim for damages):

9 5.1 defer Completion with respect to all of the Shares to a date selected by Cameron being not more than 28 days after that date or, if earlier, the Long Stop Date (in which case this clause shall apply to Completion as so deferred); or

9 5 2 terminate this Agreement.

9 6 The Purchaser or Cameron may, by giving notice to the other and in each case without prejudice to their respective accrued rights and obligations existing at or immediately prior to termination (including the right to claim for damages), terminate this Agreement prior to Completion if any of the following occur between the date of this Agreement and Completion·

9 6 1 any dividend or other distribution is declared or paid by MSFG;

9 6.2 any return, repayment or reduction of capital is made by MSFG;

9 6.3 any share issue, subdivision, consolidation or other capital reorganisation is carried out by MSFG save for any option grants, option releases or share issues made pursuant to the MSFG Share Option Scheme, and

9 6.4 any agreement or arrangement is entered into in respect of any of the foregoing.

9.7 Nixon and Cameron will exercise their respective powers as shareholders in MSFG, so far as they can, to procure that MSFG does not take any action which would result in a termination right arising pursuant to clause 9.6 and will direct MSFG not to take any such action

9.8 If any of the parties to this Agreement become aware that a termination right has arisen pursuant to clause 9.6, the relevant party shall immediately notify the other parties.

9.9 Compliance by the Purchaser with its obligations under clause 8.3 shall constitute a valid discharge of the Purchaser's obligations under this Agreement.

10. WARRANTIES AND UNDERTAKINGS

10.1 Cameron represents and warrants to the Purchaser and Nixon that:

10.1.1 he is the legal and beneficial owner of the Option Shares; and

10.1.2 that the Option Shares are free of any option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party right, save for the lien over the Option Shares conferred by Article 3 of MSFG's articles of association.

10.2 Cameron shall not, prior to the exercise or expiry of the Options and (if appropriate) Completion, transfer, dispose of, charge, pledge or encumber in any way his interests in any of the Option Shares.

10.3 Nixon represents and warrants to the Purchaser and Cameron that:

10.3.1 he is the legal and beneficial owner of the Nixon Shares; and

10.3.2 that the Nixon Shares are free of any option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party right, save for the lien over the Nixon Shares conferred by Article 3 of MSFG's articles of association.

10.4 Nixon shall not, prior to the exercise or expiry of the Options and (if appropriate) Completion, transfer, dispose of, charge, pledge or encumber in any way his interests in any of the Nixon Shares.

10.5 Each of the Sellers shall procure that the Warranties given by him would not be untrue, misleading or breached if they were repeated on a continuing basis until the expiry of the Options or Completion (whichever is the later), and each Seller's Warranties shall be deemed to be given by him on a continuing basis until the expiry of the Options or Completion (whichever is the later) as well as at the time of this Agreement.

10.6 Each of the Sellers will immediately disclose to the Purchaser and the other Seller any matter or thing which may arise or become known to it after the date of this Agreement which is inconsistent with any of the Warranties or which might render any of them misleading or which is material to be known by a purchaser for value of the Shares.

10.7 The Purchaser, Nixon and Cameron shall each be entitled to claim, both before and after Completion, that any of the Warranties is or was untrue or misleading or has or had been breached even if the Purchaser, Nixon and/or Cameron, as applicable, knew or could have discovered on or before Completion that the Warranty in question was untrue, misleading or had been breached and Completion shall not in any way constitute a waiver of any of the Purchaser's, Nixon's or Cameron's rights, as applicable.

10.8 The rights and remedies of the Purchaser, Nixon and/or Cameron, as applicable, in respect of a breach of any of the Warranties will not be affected by Completion, by any investigation made by or on behalf of the Purchaser, Nixon and/or Cameron, as applicable, into the affairs of MSFG, by the giving of any time or other indulgence by the Purchaser, Nixon and/or Cameron, as applicable, to any person, by the Purchaser, Nixon and/or Cameron, as applicable, rescinding or not rescinding this Agreement, or by any other cause whatsoever except a specific waiver or release by the Purchaser, Nixon and/or Cameron, as applicable, in writing; and any such waiver or release will not prejudice or affect any remaining rights or remedies of the Purchaser, Nixon and/or Cameron, as applicable.

11. PURCHASER WARRANTY

11.1 The Purchaser warrants to the Sellers that it has full power and authority to enter into and perform its obligations under this Agreement and that this Agreement constitutes valid and binding obligations of the Purchaser in accordance with the terms of this Agreement.

11.2 The Purchaser will immediately disclose to each of the Sellers any matter or thing which may arise or become known to it after the date of this Agreement which is inconsistent with the warranty set out in clause 11.1 or which might render it misleading.

11.3 The Sellers shall each be entitled to claim, both before and after Completion, that the warranty set out in clause 11.1 is or was untrue or misleading or has or had been breached even if Nixon and/or Cameron, as applicable, knew or could have discovered on or before Completion that the warranty set out in clause 11.1 was untrue, misleading or had been breached and Completion shall not in any way constitute a waiver of any of Nixon's or Cameron's rights.

11.4 The rights and remedies of Nixon and/or Cameron, as applicable, in respect of a breach of the warranty set out in clause 11.1 will not be affected by Completion, by any investigation made by or on behalf of Nixon and/or Cameron, as applicable, into the affairs of MSFG, by the giving of any time or other indulgence by Nixon and/or Cameron, as applicable, by Nixon and/or Cameron, as applicable, rescinding or not rescinding this Agreement, or by any other cause whatsoever except a specific waiver or release by Nixon and/or Cameron, as applicable, in writing; and any such waiver or release will not prejudice or affect any remaining rights or remedies of Nixon and/or Cameron, as applicable.

12. PURCHASER'S RIGHTS

12.1 If before exercise or expiry of the Options and (if appropriate) Completion the Purchaser becomes aware that any of the Warranties given by Cameron was at the date of this Agreement, or has since become, untrue or misleading, the Purchaser shall be entitled to terminate this Agreement.

12.2 The rights, including rights to terminate, conferred on the Purchaser by this clause 12 are in addition and without prejudice to all other rights and remedies available to the Purchaser.

13. PROTECTION OF THE PURCHASER'S INTERESTS

Definitions

13.1 In this clause:

13.1.1 **"Competing Business"** means any business carried on within England and/or Scotland and/or Northern Ireland and/or Wales and/or Ireland (including any online business accessible from England and/or Scotland and/or Northern Ireland and/or Wales and/or Ireland) which wholly or partly competes or proposes to compete with any business carried on at the date of this Agreement by MSFG or any of the Subsidiaries being (i) the operation of product comparison websites including the provision of online content and community services related thereto, (ii) the operation of a leads generation and distribution business and customer resolicitation and (iii) the operation of an offline intermediary business providing mortgage services and information systems and related services to financial intermediaries;

13.1.2 **"Know-how"** means all know-how, trade secrets and confidential information, in any form (including paper, electronically stored data, magnetic media, film and microfilm) including financial and technical information, drawings, formulae, test results or reports, project reports and testing procedures, information relating to the working of any product, process, invention, improvement or development, instruction and training manuals, tables of operating conditions, information concerning intellectual property portfolio and strategy, market forecasts, lists or particulars of customers and suppliers, sales targets, sales statistics, prices, discounts, margins, future business strategy, tenders, price sensitive information, market research reports, information relating to research and development and business development and planning reports and any information derived from any of them;

13.1.3 **"Restricted Goods or Services"** means goods or services of the same type as or similar to or competitive with any goods or services supplied by MSFG or any of the Subsidiaries at the date of this Agreement; and

13.1.4 references to acting directly or indirectly include (without prejudice to the generality of that expression) acting alone or on behalf of any other person or jointly with or through or by means of any other person.

Competition

13.2 Cameron covenants with the Purchaser that until the expiration of two years from Completion, he shall not directly or indirectly:

13.2.1 carry on or be engaged or interested in a Competing Business save that he may hold ordinary shares in the Purchaser (and/or any holding company of the Purchaser); and/or

13.2.2 act as a consultant or employee or worker or officer in any capacity in a Competing Business or provide advice to a Competing Business.

Customers

13.3 Cameron covenants with the Purchaser that, until the expiration of two years from Completion, he shall not directly or indirectly accept orders for or supply or cause orders to be accepted for or cause to be supplied Restricted Goods or Services to any person:

13.3.1 who, to his knowledge, was provided with goods or services by MSFG or any of the Subsidiaries at any time during the 12 months up to and including the date of this Agreement, or

13.3.2 who, to his knowledge, was negotiating with MSFG or any of the Subsidiaries in relation to orders for or the supply of goods or services at any time during the 12 months up to and including the date of this Agreement.

13.4 Cameron covenants with the Purchaser that, until the expiration of two years from Completion, he shall not directly or indirectly solicit, canvass or approach or endeavour to solicit, canvass or approach or cause to be solicited, canvassed or approached any person:

13.4.1 who, to his knowledge, was provided with goods or services by MSFG or any of the Subsidiaries at any time during the 12 months up to and including the date of this Agreement, or

13.4.2 who, to his knowledge, was negotiating with MSFG or any of the Subsidiaries in relation to orders for or the supply of goods or services at any time during the 12 months up to and including the date of this Agreement,

for the purpose of offering to that person Restricted Goods or Services.

Suppliers

13.5 Cameron covenants with the Purchaser that, until the expiration of two years from Completion, he shall not directly or indirectly solicit, canvass or approach or endeavour to solicit, canvass or approach or cause to be solicited, canvassed or approached for the purpose of obtaining the supply of goods or services of the same type as or similar to any goods or services supplied to MSFG or any of the Subsidiaries at the date of this Agreement, any person who, to his knowledge, supplied MSFG or any of the Subsidiaries with any such goods or services at any time during the 12 months up to and including the date of this Agreement, where it is reasonably likely that such soliciting, canvassing or approaching would, if successful, materially prejudice the ability of MSFG or any of the Subsidiaries to procure, or the terms on which it is able to procure, the supply of such goods or services

Employees

13.6 Cameron covenants with the Purchaser that, until the expiration of 12 months from Completion, he shall not directly or indirectly:

13.6.1 solicit or entice away or endeavour to solicit or entice away or cause to be solicited or enticed away from MSFG or any of the Subsidiaries any person who is, and was at the date of this Agreement, employed or directly or indirectly engaged by MSFG or any of the Subsidiaries, with a view to inducing that person to leave such employment or engagement (whether or not such person would commit a breach of his contract of employment or engagement by reason of leaving); or

13.6.2 solicit or endeavour to solicit or cause to be solicited any person who was at any time during the 12 months up to and including the date of this Agreement employed or directly or indirectly engaged by MSFG or any of the Subsidiaries who, by reason of their employment or engagement, possesses any trade secrets

or a material amount of confidential information concerning the business or affairs of MSFG or any of the Subsidiaries or is likely to be able to solicit away from MSFG or any of the Subsidiaries the custom of any person to whom MSFG or any of the Subsidiaries supplies goods or services, with a view to inducing that person to act in the same or a materially similar capacity in relation to the same or a materially similar field of work for another person carrying on business in competition with MSFG or any of the Subsidiaries (whether or not such person would commit a breach of his contract of employment or engagement by reason of so acting).

Confidentiality

13.7 Cameron covenants with the Purchaser that until the expiration of two years from Completion, he shall not disclose or use, for his own benefit or the benefit of any other person any Know-how which he possesses concerning the business or affairs of MSFG or any of the Subsidiaries, except any such Know-how which is or becomes in the public domain other than by reason of any breach by Cameron of any of his obligations under this Agreement or any breach by any person of any duty of confidentiality in relation to the business or affairs of MSFG or any of the Subsidiaries.

13.8 Cameron covenants with the Purchaser that until the expiration of two years from Completion, he shall not disclose or use, for his own benefit or the benefit of any other person any confidential information or trade secrets which he possesses concerning the business or affairs of MSFG or any of the Subsidiaries, except any such information which is or becomes in the public domain other than by reason of any breach by Cameron of any of his obligations under this Agreement or any breach by any person of any duty of confidentiality in relation to the business or affairs of MSFG or any of the Subsidiaries.

Severability

13.9 Each of the restrictions set out in clauses 13 2.1, 13 2.2, 13.3 1, 13 3 2, 13 4.1, 13.4 2, 13 5, 13 6.1, 13.6 2, 13.7 and 13 8 of this Agreement is separate and severable and, in the event of any such restriction (including the defined expressions in clauses 13.1 1, 13 1 2, 13 1 3, and 13.1 4) being determined as unenforceable in whole or in part for any reason, such unenforceability shall not affect the enforceability of the remaining restrictions or, in the case of part of a restriction being unenforceable, the remainder of that restriction. The restrictions in clauses 13 2.1 and 13 2 2 shall be deemed to be separate and severable in relation to each of the countries set out in clause 13.1 1

Benefit of restrictions

13 10 The restrictions entered into by Cameron in clauses 13 2.1, 13 2.2, 13 3 1, 13 3 2, 13.4 1, 13 4 2, 13 5, 13 6 1, 13 6.2, 13.7 and 13.8 are given to the Purchaser for itself and for MSFG and each of the Subsidiaries. Each of MSFG and the Subsidiaries may (while it remains a Subsidiary of the Purchaser within the meaning of Section 736 of the Companies Act 1985) enforce and rely on the restrictions entered into by Cameron in clauses 13.2.1, 13.2.2, 13.3.1, 13 3 2, 13.4 1, 13.4 2, 13 5, 13 6 1, 13 6 2, 13.7 and 13 8 as if it were a party to this Agreement

14. CONFIDENTIALITY

14.1 Subject to the exceptions provided in clause 14 2, none of the parties shall, at any time, whether before or after any expiry or sooner termination of this Agreement, without the

written consent of the other parties, divulge or permit its officers, employees, agents, advisers or contractors to divulge to any person (other than to any respective officers or employees of a party or a person to whom, in each case, disclosure of information is permitted by this Agreement and who require the same to enable them properly to carry out their duties):

14.1.1 the existence and contents of this Agreement and any other agreement or arrangement contemplated by this Agreement; or

14.1.2 information of whatever nature concerning the business, finances, assets, liabilities, dealings, transactions, know-how, customers, suppliers, processes or affairs of the other parties,

14.1.3 any information which is expressly indicated to be confidential or is imparted by one party to the other in circumstances importing an obligation of confidence,

and which any party may from time to time receive or obtain (orally or in writing or in disk or electronic form) as a result of entering into, or performing its obligations pursuant to, this Agreement or otherwise.

14.2 The restrictions imposed by clause 14.1 shall not apply to the disclosure of any information by a party:

14.2.1 to its officers, employees and agents, in each case, to the extent required to enable such party to carry out its obligations under this Agreement and who shall in each case be made aware by such party of its obligations under this Agreement and shall be required by such party to observe the same restrictions on the use of the relevant information as are contained in this clause 14;

14.2.2 to its professional advisers who are bound to such party by a duty of confidence which applies to any information disclosed;

14.2.3 to actual or potential financiers of the Purchaser on terms that such financiers keep the information confidential (subject to customary exceptions),

14.2.4 to the extent required by applicable law to which such party is subject or pursuant to any order of court or other competent authority or tribunal;

14.2.5 to the other shareholders of MSFG or those persons who hold options granted under the MSFG Share Option Scheme in connection with the acquisition of their shares and options over shares in MSFG by the Purchaser;

14.2.6 to HM Revenue and Customs as may be required for the purposes of filing any applicable tax returns or otherwise in connection with its tax affairs;

14.2.7 to the extent that the relevant confidential information is or becomes in the public domain otherwise than by breach of this Agreement by such party;

14.2.8 which is disclosed to such party by a third party who is not in breach of any undertaking or duty as to confidentiality whether express or implied; or

14.2.9 as required by the Purchaser (or any holding company thereof) in relation to an initial public offering of its securities in connection with Admission.

If a party becomes required, in circumstances contemplated by clause 14 2 4, to disclose any information such party shall give to the other party such notice as is practical in the circumstances of such disclosure and shall co-operate with the other party, having due regard to the other party's views, and take such steps as the other party may reasonably require in order to enable it to mitigate the effects of, or avoid the requirements for, any such disclosure.

15. NO ASSIGNMENT

This Agreement shall be binding on and enure for the benefit of the successors of each of the parties, but no party may assign (whether absolutely or by way of security and whether in whole or in part), transfer, mortgage, charge, declare itself a trustee for a third party of or otherwise dispose of (in any manner whatsoever) the benefit of this Agreement and any attempt to do so in contravention of this clause shall be ineffective save that this Agreement and the benefits arising under it may be assigned or charged in whole or in part by the Purchaser to its financiers or banks or any member of their groups as security for any financing or refinancing or other banking or related facilities in respect of or in connection with any transactions contemplated by this Agreement and such benefits may further be assigned to any other financial institution by way of security for the borrowings made under such agreement or to any person entitled to enforce any such security.

16. ENTIRE AGREEMENT AND SEVERANCE

16 1.1 Each of the parties to this Agreement confirms that this Agreement, the New Articles and the Shareholders' Agreement represent the entire understanding, and constitute the whole agreement, in relation to their subject matter and supersedes any previous agreement between the parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

16 1 2 Each party confirms that:

(A) in entering into this Agreement it has not relied on any representation, warranty, assurance, covenant, indemnity, undertaking or commitment which is not expressly set out or referred to in this Agreement, the New Articles and the Shareholders' Agreement;

(B) in any event, without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement, the only rights or remedies in relation to any representation, warranty, assurance, covenant, indemnity, undertaking or commitment given or action taken in connection with this Agreement, the New Articles and the Shareholders' Agreement are pursuant to this Agreement, the New Articles and the Shareholders' Agreement, and for the avoidance of doubt and without limitation, neither party has any right or remedy (whether by way of a claim for contribution or otherwise) in tort (including negligence) or for misrepresentation (whether negligent or otherwise, and whether made prior to, and/or in, this Agreement); and

(C) save as set out in clause 3.7, 9 4, 9 5, 9.6 and clause 12, it shall have no right to terminate or rescind this agreement without the agreement of each of the other parties.

16 1 3 In the event that any part (including any clause or part thereof) of this Agreement shall be void or unenforceable by reason of any applicable law, it shall be deleted and the remaining parts of this Agreement shall continue in full force and effect and if necessary, both parties shall use their best endeavours to agree any amendments to the Agreement necessary to give effect to the spirit of this Agreement.

17. COSTS

The parties will pay their own costs in connection with the preparation and negotiation of this Agreement.

18. WAIVER

18.1 No failure to exercise nor any delay in exercising any right or remedy hereunder shall operate as a waiver thereof or of any other right or remedy hereunder, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy.

18.2 The waiver of any term, provision or condition of this Agreement on any occasion shall not constitute a waiver of:

18.2.1 any other term, provision or condition of this Agreement; or

18 2 2 such terms, provisions or conditions of this Agreement on any future occasion

18.3 No waiver of any term, provision or condition of this Agreement shall be effective unless it is in writing and signed by the waiving party.

19. MISCELLANEOUS

19 1 No variation of this Agreement shall be effective unless it is in writing signed by all the parties.

19 2 Where in this Agreement any liability is undertaken by two or more persons the liability of each of them shall be several only

19 3 This Agreement may be executed in any number of counterparts and by the different parties on separate counterparts, each of which when executed and delivered shall constitute an original, but all the counterparts shall together constitute but one and the same instrument.

19.4 With the exception of the rights of MSFG and the Subsidiaries expressly set out in clauses 8 3 5 and 13 10 to enforce the terms contained in clause 8.3 5 and clause 13 10 (MSFG and each of the Subsidiaries being together, the **"Third Parties"**) no term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement. The rights of the relevant Third Parties to enforce the terms of clause 8 3 5 and clause 13 are subject to the term that the Purchaser has the right (which it may waive in whole or in part in its absolute discretion and without the consent of or consultation with any Third Party) to have the sole conduct of any proceedings in relation to the enforcement of such rights (including any decision as to commencement or compromise of such proceedings) but will not owe any duty or have any liability to any of the Third Parties in relation to such conduct. The rights of the Third Parties under clause

8 3.5 and clause 13 are also subject to the terms of clause 15 (relating to assignment) and clause 21 (relating to governing law and jurisdiction). The parties to this Agreement may by agreement waive, rescind or vary any term of this Agreement without the consent of any of the Third Parties.

19 5 So far as it remains to be fulfilled, this Agreement will continue in full force and effect notwithstanding Completion

19.6 Time shall be the essence of this Agreement both as regards the dates and periods mentioned and as regards any dates and periods which may be substituted for them by agreement in writing by the parties.

19 7 Each of the Sellers shall from time to time and at all times, both before and after Completion, execute all such deeds and documents and do all such things as the Purchaser may require for perfecting the transactions intended to be effected under or pursuant to this Agreement and for giving to the Purchaser the full benefit of the provisions of this Agreement, including, in the event of a sale and purchase of the Shares under this Agreement, vesting in the Purchaser the legal and beneficial title to the Shares.

20. NOTICES

20 1 An Option Notice or other communication given under or in connection with this Agreement (in this clause known as a "**Notice**"):

20.1 1 must be in writing;

20 1 2 must be left at the address of the addressee or sent by pre-paid recorded delivery to the address of the addressee or (where a facsimile number is specified below for the relevant addressee) sent by facsimile to the facsimile number of the addressee in each case which is specified in this clause and, where indicated below, with a copy (by pre-paid recorded delivery or facsimile, as appropriate) to the person specified, and marked for the attention of the person so specified, or to such other address in the United Kingdom or facsimile number and/or marked for the attention of such other person as the relevant party may from time to time specify by Notice given in accordance with this clause.

The relevant details of each party at the date of this Agreement are·

Purchaser

Address· Moneysupermarket House
St David's Park
Ewloe
Chester CH5 3UZ

Facsimile: 01244 398 753

Marked for the attention of. Paul Doughty

Cameron

Address: 5 Clayton Court
Duke Street
Chester CH1 1NE

Marked for the attention of: Duncan Cameron

with a copy to

Address: Linklaters
One Silk Street
London EC2Y 8HQ

Facsimile: 0207 456 2222

Marked for the attention of: Carlton Evans/Ian Hunter

Nixon

Address: c/- Moneysupermarket House
St David's Park
Ewloe
Chester CH5 3UZ

Facsimile: 01244 398 807

Marked for the attention of: Simon Nixon

20 2 In the absence of evidence of earlier receipt, any Notice shall take effect from the time that it is received, or if earlier, deemed to be received in accordance with clause 20 3 below.

20.3 Subject to clause 20 4 below, a Notice is deemed to be received:

20 3.1 in the case of a notice left at the address of the addressee, upon delivery at that address;

20 3.2 in the case of a letter sent by pre-paid recorded delivery, on the second day after posting; or

20 3.3 in the case of a facsimile, on production of a transmission report from the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient.

20 4 A Notice received or deemed to be received in accordance with clause 20 3 above on a day which is not a Business Day or after 5 p.m on any Business Day, shall be deemed to be received on the next following Business Day

20.5 Each of the parties undertakes to notify the other by Notice served in accordance with this clause if the address specified herein is no longer an appropriate address for the service of Notice

21. GOVERNING LAW, JURISDICTION AND SERVICE OF PROCESS

21.1 This Agreement shall be governed by, and construed in accordance with, English law

21 2 The Courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement and any matter arising therefrom.

21 3 Each party irrevocably waives any right that it may have to object to an action being brought in those Courts, to claim that the action has been brought in an inconvenient forum, or to claim that those Courts do not have jurisdiction.

21 4 Each party agrees that without preventing any other mode of service, any document in an action (including, but not limited to, a claim form or any other document to be served under the Civil Procedure Rules) may be served on any party by being delivered to or left for that party at its address for service of Notices and each party undertakes to maintain such an address at all times in the United Kingdom and to notify the other party in advance of any change from time to time of the details of such address in accordance with the manner prescribed for service of Notices under clause 20.

IN WITNESS whereof this DEED has been executed by the parties hereto and is intended to be and is hereby delivered on the date first above written.

Executed as a Deed by)
Precis (2682) Limited)
acting by:)

Director

Director/Company Secretary

Executed as a Deed by)
Simon Justin Nixon)
in the presence of:)

Simon Justin Nixon

(Signature)

... SUE HUGHES
(Name)

Executed as a Deed by)
Duncan Russell Cameron)
in the presence of.)

Duncan Russell Cameron

(Signature)

(Name)

Executed as a Deed by)
Precis (2682) Limited)
acting by:)

. ...
Director

.. . .
Director/Company Secretary

Executed as a Deed by)
Simon Justin Nixon)
in the presence of)

. . ..
Simon Justin Nixon

. ...
(Signature)

... .
(Name)

Executed as a Deed by)
Duncan Russell Cameron)
in the presence of:)

Duncan Russell Cameron

(Signature)

G E Wightwick
(Name)

RECEIVED

2008 MAY 13 A 11:22

OFFICE OF INTERNATI... CORPORATE F...

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL

...Herbert Smith LLP......

HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS

Date..04 July 2007.........

TO: Precis (2682) Limited
Moneysupermarket House
St David's Park
Ewloe
Chester
CH5 3UZ

Date: 23 May 2007

Dear Sirs

Sale and Purchase of Shares in Moneysupermarket.com Financial Group Limited (the "Company")

BACKGROUND

Pursuant to a put and call option agreement (the **"Option Agreement"**) dated 17 May 2007 between Duncan Cameron (**"DC"**), Simon Nixon (**"SN"**) and Precis (2682) Limited (the **"Purchaser"**), both DC and SN have agreed to sell all of their respective share capital in the Company to the Purchaser.

I, the person named at column 1 of Schedule 1 (the **"Seller"**) have agreed to sell and the Purchaser has agreed to purchase the number of A ordinary shares in the Company set out at column 2 of Schedule 1 registered in the Seller's name at the date of this Agreement (the **"Sale Shares"**) upon the terms and conditions contained in this Agreement.

NOW IT IS AGREED as follows:

1. **INTERPRETATION**

In this Agreement, unless the context requires otherwise:

i use of the singular includes the plural and vice versa;

ii any reference to persons include natural persons, firms, partnerships, companies, corporations, associations, foundations and trusts;

iii references to clauses and schedules are clauses and schedules of this Agreement;

iv references to statute or statutory provision include a reference:

(a) to that statute or provision as from time to time modified, extended, replaced or re-enacted;

(b) to any repealed statute or statutory provision which it re-enacts (with or without modification); and

(c) to any subordinate registration made under the relevant statute or statutory provision.

2. SALE AND PURCHASE

The Seller is the legal and beneficial owner of the Sale Shares and, subject to completion of the Option Agreement, shall sell or procure to be sold the Sale Shares and the Purchaser shall purchase the Sale Shares for the consideration specified in clause 3, on the basis that they are sold immediately following completion of the Option Agreement with full title guarantee, that is with the benefit of the implied covenants set out in Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 when a disposition is expressed to be made with full title guarantee, and free from any claim, option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party rights and together with all rights attached to them at the date of this Agreement or subsequently becoming attached to them.

3. CONSIDERATION

The consideration for the sale of the Sale Shares shall be satisfied by the allotment to the Seller, credited as fully paid, of the number of A ordinary shares of £1 00 each in the capital of the Purchaser set out at column 3 of Schedule 1 ("**Exchange Shares**").

4. WARRANTIES AND UNDERTAKINGS

4.1 The Seller represents, warrants and undertakes to the Purchaser that:

4.1.1 he is the legal and beneficial owner of all the Sale Shares and the Sale Shares comprise all of the A ordinary shares in the Company owned by him;

4 1 2 the Sale Shares are free of any option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party right, save for the lien over the Sale Shares conferred by article 3 of the articles of association of the Company (the "Articles of Association") and the pre-emption rights in respect of an Early Leaver or Later Leaver (as those terms are defined in the Articles of Association) conferred by articles 4.A.9 and 4A.10 of the Articles of Association;

4.1 3 he shall not, prior to Completion, transfer, dispose of, charge, pledge or encumber in any way his interests in any of the Sale Shares;

4.1.4 he shall procure that the Warranties set out in this clause 4.1 given by him would not be untrue, misleading or breached if they were repeated on a continuing basis until Completion; and

4 1.5 he will immediately disclose to the Purchaser any matter or thing which may arise or become known to it after the date of this Agreement which is inconsistent with any of the Warranties set out in this clause 4 or which might render any of them misleading or which is material to be known by a purchaser for value of the Sale Shares.

4.2 The Seller's representations and warranties set out above in clause 4.1 ("**Warranties**") shall be deemed to be given by him on a continuing basis until Completion as well as at the time of this Agreement.

5. TERMINATION

5.1 If before completion of the sale and purchase of the Sale Shares in accordance with clause 6, the Purchaser becomes aware that any of the Warranties given by the Seller was at the date of this Agreement, or has since become, untrue or misleading, the Purchaser shall be entitled to terminate this Agreement.

5.2 Without prejudice to clause 4 above, this Agreement shall terminate on the date set out in column 4 of Schedule 1 if completion has not occurred by that date.

5.3 The rights, including rights to terminate, conferred on the Purchaser by this clause 5 are in addition and without prejudice to all other rights and remedies available to the Purchaser.

6. COMPLETION

6.1 Completion shall take place immediately following completion of the Option Agreement at the offices of Herbert Smith LLP ("**Completion**").

6.2 At Completion the Seller shall deliver or cause to be delivered to the Purchaser a duly executed transfer of the Sale Shares together with the definitive share certificate(s) for them in the name of the Seller (or an indemnity in favour of the Purchaser in a form satisfactory to the Purchaser in the case of any such certificates(s) found to be missing).

6.3 At Completion, the Purchaser shall convene a meeting of the board of directors of the Purchaser, at which the directors of the Purchaser shall: (i) allot the Exchange Shares; and (ii) conditional on the transfer of the Sale Shares to the Purchaser having been registered in the name of the Purchaser, approve the entry of the Seller as the registered holder of the Exchange Shares.

6.4 The Purchaser shall, immediately following satisfaction of the obligation in clause 6.3(ii), enter the name of the Seller as the registered holder of the Exchange Shares and deliver to the Seller share certificates with respect to the Exchange Shares in the name of the Seller.

7. ENTIRE AGREEMENT, SEVERANCE AND VARIATION

7.1 Each of the parties to this Agreement confirms that this Agreement represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and supersedes any previous agreement between the parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

7.2 In the event that any part (including any clause or part thereof) of this Agreement shall be void or unenforceable by reason of any applicable law, it shall be deleted and the remaining parts of this Agreement shall continue in full force and effect and if necessary, both parties shall use their best endeavours to agree any amendments to the Agreement necessary to give effect to the spirit of this Agreement.

7.3 No variation of this Agreement shall be effective unless it is in writing signed by the parties.

8. THIRD PARTY RIGHTS

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

9. POST COMPLETION

The Seller shall after Completion execute all such deeds and documents and do all such things as the Purchaser may require for perfecting the transactions intended to be effected under or pursuant to this Agreement and for giving the Purchaser the full benefit of the provisions of this Agreement, including vesting in the Purchaser the legal and beneficial title to the Shares.

10. GOVERNING LAW, JURISDICTION AND SERVICE OF PROCESS

This Agreement shall be governed by, and construed in accordance with, English law and each party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement and any matter arising therefrom.

Yours faithfully

....
Name.

Acknowledged and agreed by

....
Precis (2682) Limited

SCHEDULE 1

Column 1	Column 2	Column 3	Column 4
Name and Address of Seller	Number of A ordinary shares in the Company being sold	Number of A ordinary shares in the Purchaser being issued	Termination date
Jeremy Dodd Rudale 6 Dee Banks Great Boughton Chester CH3 5UX	284	284	1 September 2007

RECEIVED

2008 MAY 13 A 11:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL

....Herbert Smith LLP.......
HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS

Date..04 July 2007.........

TO: Precis (2682) Limited
Moneysupermarket House
St David's Park
Ewloe
Chester
CH5 3UZ

Date: ?- May 2007

Dear Sirs

Sale and Purchase of Shares in Moneysupermarket.com Financial Group Limited (the "Company")

BACKGROUND

Pursuant to a put and call option agreement (the "**Option Agreement**") dated 17 May 2007 between Duncan Cameron ("**DC**"), Simon Nixon ("**SN**") and Precis (2682) Limited (the "**Purchaser**"), both DC and SN have agreed to sell all of their respective share capital in the Company to the Purchaser.

I, the person named at column 1 of Schedule 1 (the "**Seller**") have agreed to sell and the Purchaser has agreed to purchase the number of A ordinary shares in the Company set out at column 2 of Schedule 1 registered in the Seller's name at the date of this Agreement (the "**Sale Shares**") upon the terms and conditions contained in this Agreement.

NOW IT IS AGREED as follows:

1. INTERPRETATION

In this Agreement, unless the context requires otherwise:

i use of the singular includes the plural and vice versa;

ii any reference to persons include natural persons, firms, partnerships, companies, corporations, associations, foundations and trusts;

iii references to clauses and schedules are clauses and schedules of this Agreement;

iv references to statute or statutory provision include a reference:

(a) to that statute or provision as from time to time modified, extended, replaced or re-enacted;

(b) to any repealed statute or statutory provision which it re-enacts (with or without modification); and

(c) to any subordinate registration made under the relevant statute or statutory provision.

2. SALE AND PURCHASE

The Seller is the legal and beneficial owner of the Sale Shares and, subject to completion of the Option Agreement, shall sell or procure to be sold the Sale Shares and the Purchaser shall purchase the Sale Shares for the consideration specified in clause 3, on the basis that they are sold immediately following completion of the Option Agreement with full title guarantee, that is with the benefit of the implied covenants set out in Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 when a disposition is expressed to be made with full title guarantee, and free from any claim, option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party rights and together with all rights attached to them at the date of this Agreement or subsequently becoming attached to them.

3. CONSIDERATION

The consideration for the sale of the Sale Shares shall be satisfied by the allotment to the Seller, credited as fully paid, of the number of A ordinary shares of £1.00 each in the capital of the Purchaser set out at column 3 of Schedule 1 (**"Exchange Shares"**).

4. WARRANTIES AND UNDERTAKINGS

4.1 The Seller represents, warrants and undertakes to the Purchaser that:

4.1.1 he is the legal and beneficial owner of all the Sale Shares and the Sale Shares comprise all of the A ordinary shares in the Company owned by him;

4.1 2 the Sale Shares are free of any option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party right, save for the lien over the Sale Shares conferred by article 3 of the articles of association of the Company (the "Articles of Association") and the pre-emption rights in respect of an Early Leaver or Later Leaver (as those terms are defined in the Articles of Association) conferred by articles 4.A.9 and 4A 10 of the Articles of Association,

4.1.3 he shall not, prior to Completion, transfer, dispose of, charge, pledge or encumber in any way his interests in any of the Sale Shares;

4.1.4 he shall procure that the Warranties set out in this clause 4.1 given by him would not be untrue, misleading or breached if they were repeated on a continuing basis until Completion; and

4.1.5 he will immediately disclose to the Purchaser any matter or thing which may arise or become known to it after the date of this Agreement which is inconsistent with any of the Warranties set out in this clause 4 or which might render any of them misleading or which is material to be known by a purchaser for value of the Sale Shares.

4.2 The Seller's representations and warranties set out above in clause 4.1 ("**Warranties**") shall be deemed to be given by him on a continuing basis until Completion as well as at the time of this Agreement.

5. TERMINATION

5.1 If before completion of the sale and purchase of the Sale Shares in accordance with clause 6, the Purchaser becomes aware that any of the Warranties given by the Seller was at the date of this Agreement, or has since become, untrue or misleading, the Purchaser shall be entitled to terminate this Agreement.

5.2 Without prejudice to clause 4 above, this Agreement shall terminate on the date set out in column 4 of Schedule 1 if completion has not occurred by that date.

5.3 The rights, including rights to terminate, conferred on the Purchaser by this clause 5 are in addition and without prejudice to all other rights and remedies available to the Purchaser.

6. COMPLETION

6.1 Completion shall take place immediately following completion of the Option Agreement at the offices of Herbert Smith LLP ("**Completion**").

6.2 At Completion the Seller shall deliver or cause to be delivered to the Purchaser a duly executed transfer of the Sale Shares together with the definitive share certificate(s) for them in the name of the Seller (or an indemnity in favour of the Purchaser in a form satisfactory to the Purchaser in the case of any such certificates(s) found to be missing).

6.3 At Completion, the Purchaser shall convene a meeting of the board of directors of the Purchaser, at which the directors of the Purchaser shall: (i) allot the Exchange Shares; and (ii) conditional on the transfer of the Sale Shares to the Purchaser having been registered in the name of the Purchaser, approve the entry of the Seller as the registered holder of the Exchange Shares.

6.4 The Purchaser shall, immediately following satisfaction of the obligation in clause 6.3(ii), enter the name of the Seller as the registered holder of the Exchange Shares and deliver to the Seller share certificates with respect to the Exchange Shares in the name of the Seller.

7. ENTIRE AGREEMENT, SEVERANCE AND VARIATION

7.1 Each of the parties to this Agreement confirms that this Agreement represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and supersedes any previous agreement between the parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

7.2 In the event that any part (including any clause or part thereof) of this Agreement shall be void or unenforceable by reason of any applicable law, it shall be deleted and the remaining parts of this Agreement shall continue in full force and effect and if necessary, both parties shall use their best endeavours to agree any amendments to the Agreement necessary to give effect to the spirit of this Agreement.

7.3 No variation of this Agreement shall be effective unless it is in writing signed by the parties.

8. THIRD PARTY RIGHTS

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

9. POST COMPLETION

The Seller shall after Completion execute all such deeds and documents and do all such things as the Purchaser may require for perfecting the transactions intended to be effected under or pursuant to this Agreement and for giving the Purchaser the full benefit of the provisions of this Agreement, including vesting in the Purchaser the legal and beneficial title to the Shares.

10. GOVERNING LAW, JURISDICTION AND SERVICE OF PROCESS

This Agreement shall be governed by, and construed in accordance with, English law and each party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement and any matter arising therefrom.

Yours faithfully

....

Name: NICOLA INGHAM

Acknowledged and agreed by

....

Precis (2682) Limited

SCHEDULE 1

Column 1	Column 2	Column 3	Column 4
Name and Address of Seller	Number of A ordinary shares in the Company being sold	Number of A ordinary shares in the Purchaser being issued	Termination date
Nicola Jayne Ingham 7 Willow Grove Buckley CH7 3NR	38	38	1 September 2007

TO: Precis (2682) Limited
Moneysupermarket House
St David's Park
Ewloe
Chester
CH5 3UZ

Date: 25 May 2007

Dear Sirs

Sale and Purchase of Shares in Moneysupermarket.com Financial Group Limited (the "Company")

BACKGROUND

Pursuant to a put and call option agreement (the "**Option Agreement**") dated 17 May 2007 between Duncan Cameron ("**DC**"), Simon Nixon ("**SN**") and Precis (2682) Limited (the "**Purchaser**"), both DC and SN have agreed to sell all of their respective share capital in the Company to the Purchaser.

I, the person named at column 1 of Schedule 1 (the "**Seller**") have agreed to sell and the Purchaser has agreed to purchase the number of A ordinary shares in the Company set out at column 2 of Schedule 1 registered in the Seller's name at the date of this Agreement (the "**Sale Shares**") upon the terms and conditions contained in this Agreement.

NOW IT IS AGREED as follows:

1. INTERPRETATION

In this Agreement, unless the context requires otherwise:

i use of the singular includes the plural and vice versa;

ii any reference to persons include natural persons, firms, partnerships, companies, corporations, associations, foundations and trusts;

iii references to clauses and schedules are clauses and schedules of this Agreement;

iv references to statute or statutory provision include a reference:

(a) to that statute or provision as from time to time modified, extended, replaced or re-enacted,

(b) to any repealed statute or statutory provision which it re-enacts (with or without modification); and

(c) to any subordinate registration made under the relevant statute or statutory provision.

2. SALE AND PURCHASE

The Seller is the legal and beneficial owner of the Sale Shares and, subject to completion of the Option Agreement, shall sell or procure to be sold the Sale Shares and the Purchaser shall purchase the Sale Shares for the consideration specified in clause 3, on the basis that they are sold immediately following completion of the Option Agreement with full title guarantee, that is with the benefit of the implied covenants set out in Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 when a disposition is expressed to be made with full title guarantee, and free from any claim, option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party rights and together with all rights attached to them at the date of this Agreement or subsequently becoming attached to them.

3. CONSIDERATION

The consideration for the sale of the Sale Shares shall be satisfied by the allotment to the Seller, credited as fully paid, of the number of A ordinary shares of £1.00 each in the capital of the Purchaser set out at column 3 of Schedule 1 ("**Exchange Shares**").

4. WARRANTIES AND UNDERTAKINGS

4.1 The Seller represents, warrants and undertakes to the Purchaser that:

4.1.1 he is the legal and beneficial owner of all the Sale Shares and the Sale Shares comprise all of the A ordinary shares in the Company owned by him;

4.1.2 the Sale Shares are free of any option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party right, save for the lien over the Sale Shares conferred by article 3 of the articles of association of the Company (the "Articles of Association") and the pre-emption rights in respect of an Early Leaver or Later Leaver (as those terms are defined in the Articles of Association) conferred by articles 4 A.9 and 4A.10 of the Articles of Association;

4.1.3 he shall not, prior to Completion, transfer, dispose of, charge, pledge or encumber in any way his interests in any of the Sale Shares;

4.1.4 he shall procure that the Warranties set out in this clause 4.1 given by him would not be untrue, misleading or breached if they were repeated on a continuing basis until Completion; and

4.1.5 he will immediately disclose to the Purchaser any matter or thing which may arise or become known to it after the date of this Agreement which is inconsistent with any of the Warranties set out in this clause 4 or which might render any of them misleading or which is material to be known by a purchaser for value of the Sale Shares

4.2 The Seller's representations and warranties set out above in clause 4.1 ("**Warranties**") shall be deemed to be given by him on a continuing basis until Completion as well as at the time of this Agreement.

5. TERMINATION

5.1 If before completion of the sale and purchase of the Sale Shares in accordance with clause 6, the Purchaser becomes aware that any of the Warranties given by the Seller was at the date of this Agreement, or has since become, untrue or misleading, the Purchaser shall be entitled to terminate this Agreement.

5.2 Without prejudice to clause 4 above, this Agreement shall terminate on the date set out in column 4 of Schedule 1 if completion has not occurred by that date.

5.3 The rights, including rights to terminate, conferred on the Purchaser by this clause 5 are in addition and without prejudice to all other rights and remedies available to the Purchaser.

6. COMPLETION

6.1 Completion shall take place immediately following completion of the Option Agreement at the offices of Herbert Smith LLP ("**Completion**").

6.2 At Completion the Seller shall deliver or cause to be delivered to the Purchaser a duly executed transfer of the Sale Shares together with the definitive share certificate(s) for them in the name of the Seller (or an indemnity in favour of the Purchaser in a form satisfactory to the Purchaser in the case of any such certificates(s) found to be missing).

6.3 At Completion, the Purchaser shall convene a meeting of the board of directors of the Purchaser, at which the directors of the Purchaser shall: (i) allot the Exchange Shares; and (ii) conditional on the transfer of the Sale Shares to the Purchaser having been registered in the name of the Purchaser, approve the entry of the Seller as the registered holder of the Exchange Shares.

6.4 The Purchaser shall, immediately following satisfaction of the obligation in clause 6.3(ii), enter the name of the Seller as the registered holder of the Exchange Shares and deliver to the Seller share certificates with respect to the Exchange Shares in the name of the Seller

7. ENTIRE AGREEMENT, SEVERANCE AND VARIATION

7.1 Each of the parties to this Agreement confirms that this Agreement represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and supersedes any previous agreement between the parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

7.2 In the event that any part (including any clause or part thereof) of this Agreement shall be void or unenforceable by reason of any applicable law, it shall be deleted and the remaining parts of this Agreement shall continue in full force and effect and if necessary, both parties shall use their best endeavours to agree any amendments to the Agreement necessary to give effect to the spirit of this Agreement.

7.3 No variation of this Agreement shall be effective unless it is in writing signed by the parties.

8. THIRD PARTY RIGHTS

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

9. POST COMPLETION

The Seller shall after Completion execute all such deeds and documents and do all such things as the Purchaser may require for perfecting the transactions intended to be effected under or pursuant to this Agreement and for giving the Purchaser the full benefit of the provisions of this Agreement, including vesting in the Purchaser the legal and beneficial title to the Shares.

10. GOVERNING LAW, JURISDICTION AND SERVICE OF PROCESS

This Agreement shall be governed by, and construed in accordance with, English law and each party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement and any matter arising therefrom.

Yours faithfully

....

Name:

Acknowledged and agreed by

....

Precis (2682) Limited

SCHEDULE 1

Column 1	Column 2	Column 3	Column 4
Name and Address of Seller	Number of A ordinary shares in the Company being sold	Number of A ordinary shares in the Purchaser being issued	Termination date
Alan Crofts 5 Barnaby Chase Clutton Chester CH3 9SH	38	38	1 September 2007

RECEIVED

2008 MAY 13 A 11:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL

....Herbert Smith LLP.......
HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS
Date...04 July 2007.......

TO: Precis (2682) Limited
Moneysupermarket House
St David's Park
Ewloe
Chester
CH5 3UZ

Date: 25 May 2007

Dear Sirs

Sale and Purchase of Shares in Moneysupermarket.com Financial Group Limited (the "Company")

BACKGROUND

Pursuant to a put and call option agreement (the **"Option Agreement"**) dated 17 May 2007 between Duncan Cameron (**"DC"**), Simon Nixon (**"SN"**) and Precis (2682) Limited (the **"Purchaser"**), both DC and SN have agreed to sell all of their respective share capital in the Company to the Purchaser

I, the person named at column 1 of Schedule 1 (the **"Seller"**) have agreed to sell and the Purchaser has agreed to purchase the number of A ordinary shares in the Company set out at column 2 of Schedule 1 registered in the Seller's name at the date of this Agreement (the **"Sale Shares"**) upon the terms and conditions contained in this Agreement.

NOW IT IS AGREED as follows:

1. **INTERPRETATION**

In this Agreement, unless the context requires otherwise:

i use of the singular includes the plural and vice versa;

ii any reference to persons include natural persons, firms, partnerships, companies, corporations, associations, foundations and trusts,

iii references to clauses and schedules are clauses and schedules of this Agreement;

iv references to statute or statutory provision include a reference:

(a) to that statute or provision as from time to time modified, extended, replaced or re-enacted;

(b) to any repealed statute or statutory provision which it re-enacts (with or without modification); and

(c) to any subordinate registration made under the relevant statute or statutory provision.

2. SALE AND PURCHASE

The Seller is the legal and beneficial owner of the Sale Shares and, subject to completion of the Option Agreement, shall sell or procure to be sold the Sale Shares and the Purchaser shall purchase the Sale Shares for the consideration specified in clause 3, on the basis that they are sold immediately following completion of the Option Agreement with full title guarantee, that is with the benefit of the implied covenants set out in Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 when a disposition is expressed to be made with full title guarantee, and free from any claim, option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party rights and together with all rights attached to them at the date of this Agreement or subsequently becoming attached to them.

3. CONSIDERATION

The consideration for the sale of the Sale Shares shall be satisfied by the allotment to the Seller, credited as fully paid, of the number of A ordinary shares of £1.00 each in the capital of the Purchaser set out at column 3 of Schedule 1 ("**Exchange Shares**")

4. WARRANTIES AND UNDERTAKINGS

4.1 The Seller represents, warrants and undertakes to the Purchaser that:

4.1.1 he is the legal and beneficial owner of all the Sale Shares and the Sale Shares comprise all of the A ordinary shares in the Company owned by him;

4 1 2 the Sale Shares are free of any option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party right, save for the lien over the Sale Shares conferred by article 3 of the articles of association of the Company (the "Articles of Association") and the pre-emption rights in respect of an Early Leaver or Later Leaver (as those terms are defined in the Articles of Association) conferred by articles 4.A.9 and 4A.10 of the Articles of Association;

4.1.3 he shall not, prior to Completion, transfer, dispose of, charge, pledge or encumber in any way his interests in any of the Sale Shares;

4.1.4 he shall procure that the Warranties set out in this clause 4 1 given by him would not be untrue, misleading or breached if they were repeated on a continuing basis until Completion; and

4.1.5 he will immediately disclose to the Purchaser any matter or thing which may arise or become known to it after the date of this Agreement which is inconsistent with any of the Warranties set out in this clause 4 or which might render any of them misleading or which is material to be known by a purchaser for value of the Sale Shares

4.2 The Seller's representations and warranties set out above in clause 4.1 (**"Warranties"**) shall be deemed to be given by him on a continuing basis until Completion as well as at the time of this Agreement.

5. TERMINATION

5.1 If before completion of the sale and purchase of the Sale Shares in accordance with clause 6, the Purchaser becomes aware that any of the Warranties given by the Seller was at the date of this Agreement, or has since become, untrue or misleading, the Purchaser shall be entitled to terminate this Agreement.

5.2 Without prejudice to clause 4 above, this Agreement shall terminate on the date set out in column 4 of Schedule 1 if completion has not occurred by that date.

5.3 The rights, including rights to terminate, conferred on the Purchaser by this clause 5 are in addition and without prejudice to all other rights and remedies available to the Purchaser.

6. COMPLETION

6.1 Completion shall take place immediately following completion of the Option Agreement at the offices of Herbert Smith LLP (**"Completion"**).

6.2 At Completion the Seller shall deliver or cause to be delivered to the Purchaser a duly executed transfer of the Sale Shares together with the definitive share certificate(s) for them in the name of the Seller (or an indemnity in favour of the Purchaser in a form satisfactory to the Purchaser in the case of any such certificates(s) found to be missing).

6.3 At Completion, the Purchaser shall convene a meeting of the board of directors of the Purchaser, at which the directors of the Purchaser shall: (i) allot the Exchange Shares; and (ii) conditional on the transfer of the Sale Shares to the Purchaser having been registered in the name of the Purchaser, approve the entry of the Seller as the registered holder of the Exchange Shares.

6.4 The Purchaser shall, immediately following satisfaction of the obligation in clause 6.3(ii), enter the name of the Seller as the registered holder of the Exchange Shares and deliver to the Seller share certificates with respect to the Exchange Shares in the name of the Seller.

7. ENTIRE AGREEMENT, SEVERANCE AND VARIATION

7.1 Each of the parties to this Agreement confirms that this Agreement represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and supersedes any previous agreement between the parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

7.2 In the event that any part (including any clause or part thereof) of this Agreement shall be void or unenforceable by reason of any applicable law, it shall be deleted and the remaining parts of this Agreement shall continue in full force and effect and if necessary, both parties shall use their best endeavours to agree any amendments to the Agreement necessary to give effect to the spirit of this Agreement.

7.3 No variation of this Agreement shall be effective unless it is in writing signed by the parties.

8. THIRD PARTY RIGHTS

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

9. POST COMPLETION

The Seller shall after Completion execute all such deeds and documents and do all such things as the Purchaser may require for perfecting the transactions intended to be effected under or pursuant to this Agreement and for giving the Purchaser the full benefit of the provisions of this Agreement, including vesting in the Purchaser the legal and beneficial title to the Shares.

10. GOVERNING LAW, JURISDICTION AND SERVICE OF PROCESS

This Agreement shall be governed by, and construed in accordance with, English law and each party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement and any matter arising therefrom.

Yours faithfully

....

Name:

Acknowledged and agreed by

....

Precis (2682) Limited

SCHEDULE 1

Column 1	Column 2	Column 3	Column 4
Name and Address of Seller	Number of A ordinary shares in the Company being sold	Number of A ordinary shares in the Purchaser being issued	Termination date
Merndy Cameron Hillybank Tiverton Nr. Tarporley CW6 9NB	38	38	1 September 2007

RECEIVED

2008 MAY 13 A 11:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL

.. Herbert Smith LLP ....

HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS

Date..04..July..2007....

TO: Precis (2682) Limited
Moneysupermarket House
St David's Park
Ewloe
Chester
CH5 3UZ

Date: 23 May 2007

Dear Sirs

Sale and Purchase of Shares in Moneysupermarket.com Financial Group Limited (the "Company")

BACKGROUND

Pursuant to a put and call option agreement (the "**Option Agreement**") dated 17 May 2007 between Duncan Cameron ("**DC**"), Simon Nixon ("**SN**") and Precis (2682) Limited (the "**Purchaser**"), both DC and SN have agreed to sell all of their respective share capital in the Company to the Purchaser.

I, the person named at column 1 of Schedule 1 (the "**Seller**") have agreed to sell and the Purchaser has agreed to purchase the number of A ordinary shares in the Company set out at column 2 of Schedule 1 registered in the Seller's name at the date of this Agreement (the "**Sale Shares**") upon the terms and conditions contained in this Agreement.

NOW IT IS AGREED as follows:

1. **INTERPRETATION**

In this Agreement, unless the context requires otherwise:

i use of the singular includes the plural and vice versa;

ii any reference to persons include natural persons, firms, partnerships, companies, corporations, associations, foundations and trusts;

iii references to clauses and schedules are clauses and schedules of this Agreement;

iv references to statute or statutory provision include a reference:

(a) to that statute or provision as from time to time modified, extended, replaced or re-enacted;

(b) to any repealed statute or statutory provision which it re-enacts (with or without modification); and

(c) to any subordinate registration made under the relevant statute or statutory provision.

2. SALE AND PURCHASE

The Seller is the legal and beneficial owner of the Sale Shares and, subject to completion of the Option Agreement, shall sell or procure to be sold the Sale Shares and the Purchaser shall purchase the Sale Shares for the consideration specified in clause 3, on the basis that they are sold immediately following completion of the Option Agreement with full title guarantee, that is with the benefit of the implied covenants set out in Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 when a disposition is expressed to be made with full title guarantee, and free from any claim, option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party rights and together with all rights attached to them at the date of this Agreement or subsequently becoming attached to them.

3. CONSIDERATION

The consideration for the sale of the Sale Shares shall be satisfied by the allotment to the Seller, credited as fully paid, of the number of A ordinary shares of £1 00 each in the capital of the Purchaser set out at column 3 of Schedule 1 (**"Exchange Shares"**).

4. WARRANTIES AND UNDERTAKINGS

4.1 The Seller represents, warrants and undertakes to the Purchaser that:

4.1.1 he is the legal and beneficial owner of all the Sale Shares and the Sale Shares comprise all of the A ordinary shares in the Company owned by him;

4.1.2 the Sale Shares are free of any option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party right, save for the lien over the Sale Shares conferred by article 3 of the articles of association of the Company (the "Articles of Association") and the pre-emption rights in respect of an Early Leaver or Later Leaver (as those terms are defined in the Articles of Association) conferred by articles 4.A.9 and 4A.10 of the Articles of Association;

4.1.3 he shall not, prior to Completion, transfer, dispose of, charge, pledge or encumber in any way his interests in any of the Sale Shares;

4.1.4 he shall procure that the Warranties set out in this clause 4.1 given by him would not be untrue, misleading or breached if they were repeated on a continuing basis until Completion; and

4.1.5 he will immediately disclose to the Purchaser any matter or thing which may arise or become known to it after the date of this Agreement which is inconsistent with any of the Warranties set out in this clause 4 or which might render any of them misleading or which is material to be known by a purchaser for value of the Sale Shares.

4.2 The Seller's representations and warranties set out above in clause 4.1 ("**Warranties**") shall be deemed to be given by him on a continuing basis until Completion as well as at the time of this Agreement.

5. TERMINATION

5.1 If before completion of the sale and purchase of the Sale Shares in accordance with clause 6, the Purchaser becomes aware that any of the Warranties given by the Seller was at the date of this Agreement, or has since become, untrue or misleading, the Purchaser shall be entitled to terminate this Agreement.

5.2 Without prejudice to clause 4 above, this Agreement shall terminate on the date set out in column 4 of Schedule 1 if completion has not occurred by that date.

5.3 The rights, including rights to terminate, conferred on the Purchaser by this clause 5 are in addition and without prejudice to all other rights and remedies available to the Purchaser.

6. COMPLETION

6.1 Completion shall take place immediately following completion of the Option Agreement at the offices of Herbert Smith LLP ("**Completion**").

6.2 At Completion the Seller shall deliver or cause to be delivered to the Purchaser a duly executed transfer of the Sale Shares together with the definitive share certificate(s) for them in the name of the Seller (or an indemnity in favour of the Purchaser in a form satisfactory to the Purchaser in the case of any such certificates(s) found to be missing).

6.3 At Completion, the Purchaser shall convene a meeting of the board of directors of the Purchaser, at which the directors of the Purchaser shall: (i) allot the Exchange Shares; and (ii) conditional on the transfer of the Sale Shares to the Purchaser having been registered in the name of the Purchaser, approve the entry of the Seller as the registered holder of the Exchange Shares.

6.4 The Purchaser shall, immediately following satisfaction of the obligation in clause 6.3(ii), enter the name of the Seller as the registered holder of the Exchange Shares and deliver to the Seller share certificates with respect to the Exchange Shares in the name of the Seller.

7. ENTIRE AGREEMENT, SEVERANCE AND VARIATION

7.1 Each of the parties to this Agreement confirms that this Agreement represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and supersedes any previous agreement between the parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

7.2 In the event that any part (including any clause or part thereof) of this Agreement shall be void or unenforceable by reason of any applicable law, it shall be deleted and the remaining parts of this Agreement shall continue in full force and effect and if necessary, both parties shall use their best endeavours to agree any amendments to the Agreement necessary to give effect to the spirit of this Agreement.

7.3 No variation of this Agreement shall be effective unless it is in writing signed by the parties.

8. THIRD PARTY RIGHTS

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

9. POST COMPLETION

The Seller shall after Completion execute all such deeds and documents and do all such things as the Purchaser may require for perfecting the transactions intended to be effected under or pursuant to this Agreement and for giving the Purchaser the full benefit of the provisions of this Agreement, including vesting in the Purchaser the legal and beneficial title to the Shares.

10. GOVERNING LAW, JURISDICTION AND SERVICE OF PROCESS

This Agreement shall be governed by, and construed in accordance with, English law and each party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement and any matter arising therefrom.

Yours faithfully

....

Name:

Acknowledged and agreed by

....

Precis (2682) Limited

SCHEDULE 1

Column 1	Column 2	Column 3	Column 4
Name and Address of Seller	Number of A ordinary shares in the Company being sold	Number of A ordinary shares in the Purchaser being issued	Termination date
Vanessa Blount 6 Breen Close Tattenhall Chester CH3 9PN	38	38	1 September 2007

RECEIVED

2008 MAY 13 A 11:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL

Herbert Smith LLP

HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS

Date 04 July 2007

TO: Precis (2682) Limited
Moneysupermarket House
St David's Park
Ewloe
Chester
CH5 3UZ

Date: 23 May 2007

Dear Sirs

Sale and Purchase of Shares in Moneysupermarket.com Financial Group Limited (the "Company")

BACKGROUND

Pursuant to a put and call option agreement (the **"Option Agreement"**) dated 17 May 2007 between Duncan Cameron (**"DC"**), Simon Nixon (**"SN"**) and Precis (2682) Limited (the **"Purchaser"**), both DC and SN have agreed to sell all of their respective share capital in the Company to the Purchaser.

I, the person named at column 1 of Schedule 1 (the **"Seller"**) have agreed to sell and the Purchaser has agreed to purchase the number of A ordinary shares in the Company set out at column 2 of Schedule 1 registered in the Seller's name at the date of this Agreement (the **"Sale Shares"**) upon the terms and conditions contained in this Agreement.

NOW IT IS AGREED as follows:

1. **INTERPRETATION**

In this Agreement, unless the context requires otherwise:

i use of the singular includes the plural and vice versa;

ii any reference to persons include natural persons, firms, partnerships, companies, corporations, associations, foundations and trusts;

iii references to clauses and schedules are clauses and schedules of this Agreement;

iv references to statute or statutory provision include a reference:

(a) to that statute or provision as from time to time modified, extended, replaced or re-enacted;

(b) to any repealed statute or statutory provision which it re-enacts (with or without modification); and

(c) to any subordinate registration made under the relevant statute or statutory provision.

2. SALE AND PURCHASE

The Seller is the legal and beneficial owner of the Sale Shares and, subject to completion of the Option Agreement, shall sell or procure to be sold the Sale Shares and the Purchaser shall purchase the Sale Shares for the consideration specified in clause 3, on the basis that they are sold immediately following completion of the Option Agreement with full title guarantee, that is with the benefit of the implied covenants set out in Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 when a disposition is expressed to be made with full title guarantee, and free from any claim, option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party rights and together with all rights attached to them at the date of this Agreement or subsequently becoming attached to them.

3. CONSIDERATION

The consideration for the sale of the Sale Shares shall be satisfied by the allotment to the Seller, credited as fully paid, of the number of A ordinary shares of £1 00 each in the capital of the Purchaser set out at column 3 of Schedule 1 ("**Exchange Shares**").

4. WARRANTIES AND UNDERTAKINGS

4.1 The Seller represents, warrants and undertakes to the Purchaser that:

4.1.1 he is the legal and beneficial owner of all the Sale Shares and the Sale Shares comprise all of the A ordinary shares in the Company owned by him;

4.1 2 the Sale Shares are free of any option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party right, save for the lien over the Sale Shares conferred by article 3 of the articles of association of the Company (the "Articles of Association") and the pre-emption rights in respect of an Early Leaver or Later Leaver (as those terms are defined in the Articles of Association) conferred by articles 4.A.9 and 4A.10 of the Articles of Association;

4.1.3 he shall not, prior to Completion, transfer, dispose of, charge, pledge or encumber in any way his interests in any of the Sale Shares;

4.1.4 he shall procure that the Warranties set out in this clause 4.1 given by him would not be untrue, misleading or breached if they were repeated on a continuing basis until Completion; and

4.1.5 he will immediately disclose to the Purchaser any matter or thing which may arise or become known to it after the date of this Agreement which is inconsistent with any of the Warranties set out in this clause 4 or which might render any of them misleading or which is material to be known by a purchaser for value of the Sale Shares.

4.2 The Seller's representations and warranties set out above in clause 4.1 (**"Warranties"**) shall be deemed to be given by him on a continuing basis until Completion as well as at the time of this Agreement.

5. TERMINATION

5.1 If before completion of the sale and purchase of the Sale Shares in accordance with clause 6, the Purchaser becomes aware that any of the Warranties given by the Seller was at the date of this Agreement, or has since become, untrue or misleading, the Purchaser shall be entitled to terminate this Agreement.

5.2 Without prejudice to clause 4 above, this Agreement shall terminate on the date set out in column 4 of Schedule 1 if completion has not occurred by that date.

5.3 The rights, including rights to terminate, conferred on the Purchaser by this clause 5 are in addition and without prejudice to all other rights and remedies available to the Purchaser.

6. COMPLETION

6.1 Completion shall take place immediately following completion of the Option Agreement at the offices of Herbert Smith LLP (**"Completion"**).

6.2 At Completion the Seller shall deliver or cause to be delivered to the Purchaser a duly executed transfer of the Sale Shares together with the definitive share certificate(s) for them in the name of the Seller (or an indemnity in favour of the Purchaser in a form satisfactory to the Purchaser in the case of any such certificates(s) found to be missing).

6.3 At Completion, the Purchaser shall convene a meeting of the board of directors of the Purchaser, at which the directors of the Purchaser shall: (i) allot the Exchange Shares; and (ii) conditional on the transfer of the Sale Shares to the Purchaser having been registered in the name of the Purchaser, approve the entry of the Seller as the registered holder of the Exchange Shares.

6.4 The Purchaser shall, immediately following satisfaction of the obligation in clause 6.3(ii), enter the name of the Seller as the registered holder of the Exchange Shares and deliver to the Seller share certificates with respect to the Exchange Shares in the name of the Seller.

7. ENTIRE AGREEMENT, SEVERANCE AND VARIATION

7.1 Each of the parties to this Agreement confirms that this Agreement represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and supersedes any previous agreement between the parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

7.2 In the event that any part (including any clause or part thereof) of this Agreement shall be void or unenforceable by reason of any applicable law, it shall be deleted and the remaining parts of this Agreement shall continue in full force and effect and if necessary, both parties shall use their best endeavours to agree any amendments to the Agreement necessary to give effect to the spirit of this Agreement.

7.3 No variation of this Agreement shall be effective unless it is in writing signed by the parties.

8. THIRD PARTY RIGHTS

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

9. POST COMPLETION

The Seller shall after Completion execute all such deeds and documents and do all such things as the Purchaser may require for perfecting the transactions intended to be effected under or pursuant to this Agreement and for giving the Purchaser the full benefit of the provisions of this Agreement, including vesting in the Purchaser the legal and beneficial title to the Shares.

10. GOVERNING LAW, JURISDICTION AND SERVICE OF PROCESS

This Agreement shall be governed by, and construed in accordance with, English law and each party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement and any matter arising therefrom.

Yours faithfully

....
Name:

Acknowledged and agreed by

....
Precis (2682) Limited

SCHEDULE 1

Column 1	Column 2	Column 3	Column 4
Name and Address of Seller	Number of A ordinary shares in the Company being sold	Number of A ordinary shares in the Purchaser being issued	Termination date
Andrew Wilkinson 7 Llwyn Rhuthun Bodelwyddan Denbighshire LL18 5WF	190	190	1 September 2007

RECEIVED

2008 MAY 13 A 11:23

OFFICE OF INTERNAT... CORPORATE F...

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL

.. Herbert Smith LLP.....
HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS

Date.....04 July 2007.....

TO: Precis (2682) Limited
Moneysupermarket House
St David's Park
Ewloe
Chester
CH5 3UZ

Date: 30 May 2007

Dear Sirs

Sale and Purchase of Shares in Moneysupermarket.com Financial Group Limited (the "Company")

BACKGROUND

Pursuant to a put and call option agreement (the "**Option Agreement**") dated 17 May 2007 between Duncan Cameron ("**DC**"), Simon Nixon ("**SN**") and Precis (2682) Limited (the "**Purchaser**"), both DC and SN have agreed to sell all of their respective share capital in the Company to the Purchaser.

I, the person named at column 1 of Schedule 1 (the "**Seller**") have agreed to sell and the Purchaser has agreed to purchase the number of A ordinary shares in the Company set out at column 2 of Schedule 1 registered in the Seller's name at the date of this Agreement (the "**Sale Shares**") upon the terms and conditions contained in this Agreement.

NOW IT IS AGREED as follows:

1. **INTERPRETATION**

In this Agreement, unless the context requires otherwise:

i use of the singular includes the plural and vice versa;

ii any reference to persons include natural persons, firms, partnerships, companies, corporations, associations, foundations and trusts;

iii references to clauses and schedules are clauses and schedules of this Agreement;

iv references to statute or statutory provision include a reference.

(a) to that statute or provision as from time to time modified, extended, replaced or re-enacted;

(b) to any repealed statute or statutory provision which it re-enacts (with or without modification); and

(c) to any subordinate registration made under the relevant statute or statutory provision.

2. SALE AND PURCHASE

The Seller is the legal and beneficial owner of the Sale Shares and, subject to completion of the Option Agreement, shall sell or procure to be sold the Sale Shares and the Purchaser shall purchase the Sale Shares for the consideration specified in clause 3, on the basis that they are sold immediately following completion of the Option Agreement with full title guarantee, that is with the benefit of the implied covenants set out in Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 when a disposition is expressed to be made with full title guarantee, and free from any claim, option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party rights and together with all rights attached to them at the date of this Agreement or subsequently becoming attached to them.

3. CONSIDERATION

The consideration for the sale of the Sale Shares shall be satisfied by the allotment to the Seller, credited as fully paid, of the number of A ordinary shares of £1.00 each in the capital of the Purchaser set out at column 3 of Schedule 1 (**"Exchange Shares"**).

4. WARRANTIES AND UNDERTAKINGS

4.1 The Seller represents, warrants and undertakes to the Purchaser that:

4.1.1 he is the legal and beneficial owner of all the Sale Shares and the Sale Shares comprise all of the A ordinary shares in the Company owned by him;

4.1 2 the Sale Shares are free of any option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party right, save for the lien over the Sale Shares conferred by article 3 of the articles of association of the Company (the "Articles of Association") and the pre-emption rights in respect of an Early Leaver or Later Leaver (as those terms are defined in the Articles of Association) conferred by articles 4.A.9 and 4A.10 of the Articles of Association;

4.1 3 he shall not, prior to Completion, transfer, dispose of, charge, pledge or encumber in any way his interests in any of the Sale Shares;

4.1.4 he shall procure that the Warranties set out in this clause 4.1 given by him would not be untrue, misleading or breached if they were repeated on a continuing basis until Completion; and

4.1.5 he will immediately disclose to the Purchaser any matter or thing which may arise or become known to it after the date of this Agreement which is inconsistent with any of the Warranties set out in this clause 4 or which might render any of them misleading or which is material to be known by a purchaser for value of the Sale Shares.

4.2 The Seller's representations and warranties set out above in clause 4.1 (**"Warranties"**) shall be deemed to be given by him on a continuing basis until Completion as well as at the time of this Agreement.

5. TERMINATION

5.1 If before completion of the sale and purchase of the Sale Shares in accordance with clause 6, the Purchaser becomes aware that any of the Warranties given by the Seller was at the date of this Agreement, or has since become, untrue or misleading, the Purchaser shall be entitled to terminate this Agreement.

5.2 Without prejudice to clause 4 above, this Agreement shall terminate on the date set out in column 4 of Schedule 1 if completion has not occurred by that date.

5.3 The rights, including rights to terminate, conferred on the Purchaser by this clause 5 are in addition and without prejudice to all other rights and remedies available to the Purchaser.

6. COMPLETION

6.1 Completion shall take place immediately following completion of the Option Agreement at the offices of Herbert Smith LLP (**"Completion"**).

6.2 At Completion the Seller shall deliver or cause to be delivered to the Purchaser a duly executed transfer of the Sale Shares together with the definitive share certificate(s) for them in the name of the Seller (or an indemnity in favour of the Purchaser in a form satisfactory to the Purchaser in the case of any such certificates(s) found to be missing).

6.3 At Completion, the Purchaser shall convene a meeting of the board of directors of the Purchaser, at which the directors of the Purchaser shall: (i) allot the Exchange Shares; and (ii) conditional on the transfer of the Sale Shares to the Purchaser having been registered in the name of the Purchaser, approve the entry of the Seller as the registered holder of the Exchange Shares.

6.4 The Purchaser shall, immediately following satisfaction of the obligation in clause 6.3(ii), enter the name of the Seller as the registered holder of the Exchange Shares and deliver to the Seller share certificates with respect to the Exchange Shares in the name of the Seller.

7. ENTIRE AGREEMENT, SEVERANCE AND VARIATION

7.1 Each of the parties to this Agreement confirms that this Agreement represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and supersedes any previous agreement between the parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

7.2 In the event that any part (including any clause or part thereof) of this Agreement shall be void or unenforceable by reason of any applicable law, it shall be deleted and the remaining parts of this Agreement shall continue in full force and effect and if necessary, both parties shall use their best endeavours to agree any amendments to the Agreement necessary to give effect to the spirit of this Agreement.

7.3 No variation of this Agreement shall be effective unless it is in writing signed by the parties.

8. THIRD PARTY RIGHTS

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

9. POST COMPLETION

The Seller shall after Completion execute all such deeds and documents and do all such things as the Purchaser may require for perfecting the transactions intended to be effected under or pursuant to this Agreement and for giving the Purchaser the full benefit of the provisions of this Agreement, including vesting in the Purchaser the legal and beneficial title to the Shares.

10. GOVERNING LAW, JURISDICTION AND SERVICE OF PROCESS

This Agreement shall be governed by, and construed in accordance with, English law and each party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement and any matter arising therefrom.

Yours faithfully

....

Name:

Acknowledged and agreed by

....

Precis (2682) Limited

SCHEDULE 1

Column 1	Column 2	Column 3	Column 4
Name and Address of Seller	Number of A ordinary shares in the Company being sold	Number of A ordinary shares in the Purchaser being issued	Termination date
Matthew Riley 7 Brackenwood Mews Grappenhall Warrington WA4 2VQ	379	379	1 September 2007

TO: Precis (2682) Limited
Moneysupermarket House
St David's Park
Ewloe
Chester
CH5 3UZ

Date: 24th May 2007

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL

....Herbert Smith LLP..........
HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS

Date. ..04 July 2007...

Dear Sirs

Sale and Purchase of Shares in Moneysupermarket.com Financial Group Limited (the "Company")

BACKGROUND

Pursuant to a put and call option agreement (the **"Option Agreement"**) dated 17 May 2007 between Duncan Cameron (**"DC"**), Simon Nixon (**"SN"**) and Precis (2682) Limited (the **"Purchaser"**), both DC and SN have agreed to sell all of their respective share capital in the Company to the Purchaser.

I, the person named at column 1 of Schedule 1 (the **"Seller"**) have agreed to sell and the Purchaser has agreed to purchase the number of A ordinary shares in the Company set out at column 2 of Schedule 1 registered in the Seller's name at the date of this Agreement (the **"Sale Shares"**) upon the terms and conditions contained in this Agreement.

NOW IT IS AGREED as follows:

1. INTERPRETATION

In this Agreement, unless the context requires otherwise:

i use of the singular includes the plural and vice versa,

ii any reference to persons include natural persons, firms, partnerships, companies, corporations, associations, foundations and trusts;

iii references to clauses and schedules are clauses and schedules of this Agreement;

iv references to statute or statutory provision include a reference:

(a) to that statute or provision as from time to time modified, extended, replaced or re-enacted;

(b) to any repealed statute or statutory provision which it re-enacts (with or without modification); and

(c) to any subordinate registration made under the relevant statute or statutory provision.

2. SALE AND PURCHASE

The Seller is the legal and beneficial owner of the Sale Shares and, subject to completion of the Option Agreement, shall sell or procure to be sold the Sale Shares and the Purchaser shall purchase the Sale Shares for the consideration specified in clause 3, on the basis that they are sold immediately following completion of the Option Agreement with full title guarantee, that is with the benefit of the implied covenants set out in Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 when a disposition is expressed to be made with full title guarantee, and free from any claim, option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party rights and together with all rights attached to them at the date of this Agreement or subsequently becoming attached to them.

3. CONSIDERATION

The consideration for the sale of the Sale Shares shall be satisfied by the allotment to the Seller, credited as fully paid, of the number of A ordinary shares of £1.00 each in the capital of the Purchaser set out at column 3 of Schedule 1 (**"Exchange Shares"**).

4. WARRANTIES AND UNDERTAKINGS

4.1 The Seller represents, warrants and undertakes to the Purchaser that:

4.1.1 he is the legal and beneficial owner of all the Sale Shares and the Sale Shares comprise all of the A ordinary shares in the Company owned by him;

4.1.2 the Sale Shares are free of any option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party right, save for the lien over the Sale Shares conferred by article 3 of the articles of association of the Company (the "Articles of Association") and the pre-emption rights in respect of an Early Leaver or Later Leaver (as those terms are defined in the Articles of Association) conferred by articles 4.A.9 and 4A.10 of the Articles of Association;

4.1.3 he shall not, prior to Completion, transfer, dispose of, charge, pledge or encumber in any way his interests in any of the Sale Shares;

4.1.4 he shall procure that the Warranties set out in this clause 4.1 given by him would not be untrue, misleading or breached if they were repeated on a continuing basis until Completion; and

4.1.5 he will immediately disclose to the Purchaser any matter or thing which may arise or become known to it after the date of this Agreement which is inconsistent with any of the Warranties set out in this clause 4 or which might render any of them misleading or which is material to be known by a purchaser for value of the Sale Shares.

4.2 The Seller's representations and warranties set out above in clause 4.1 (**"Warranties"**) shall be deemed to be given by him on a continuing basis until Completion as well as at the time of this Agreement.

5. TERMINATION

5.1 If before completion of the sale and purchase of the Sale Shares in accordance with clause 6, the Purchaser becomes aware that any of the Warranties given by the Seller was at the date of this Agreement, or has since become, untrue or misleading, the Purchaser shall be entitled to terminate this Agreement.

5.2 Without prejudice to clause 4 above, this Agreement shall terminate on the date set out in column 4 of Schedule 1 if completion has not occurred by that date.

5.3 The rights, including rights to terminate, conferred on the Purchaser by this clause 5 are in addition and without prejudice to all other rights and remedies available to the Purchaser

6. COMPLETION

6.1 Completion shall take place immediately following completion of the Option Agreement at the offices of Herbert Smith LLP (**"Completion"**)

6.2 At Completion the Seller shall deliver or cause to be delivered to the Purchaser a duly executed transfer of the Sale Shares together with the definitive share certificate(s) for them in the name of the Seller (or an indemnity in favour of the Purchaser in a form satisfactory to the Purchaser in the case of any such certificates(s) found to be missing).

6.3 At Completion, the Purchaser shall convene a meeting of the board of directors of the Purchaser, at which the directors of the Purchaser shall: (i) allot the Exchange Shares; and (ii) conditional on the transfer of the Sale Shares to the Purchaser having been registered in the name of the Purchaser, approve the entry of the Seller as the registered holder of the Exchange Shares.

6.4 The Purchaser shall, immediately following satisfaction of the obligation in clause 6.3(ii), enter the name of the Seller as the registered holder of the Exchange Shares and deliver to the Seller share certificates with respect to the Exchange Shares in the name of the Seller.

7. ENTIRE AGREEMENT, SEVERANCE AND VARIATION

7.1 Each of the parties to this Agreement confirms that this Agreement represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and supersedes any previous agreement between the parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

7.2 In the event that any part (including any clause or part thereof) of this Agreement shall be void or unenforceable by reason of any applicable law, it shall be deleted and the remaining parts of this Agreement shall continue in full force and effect and if necessary, both parties shall use their best endeavours to agree any amendments to the Agreement necessary to give effect to the spirit of this Agreement.

7.3 No variation of this Agreement shall be effective unless it is in writing signed by the parties.

8. THIRD PARTY RIGHTS

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

9. POST COMPLETION

The Seller shall after Completion execute all such deeds and documents and do all such things as the Purchaser may require for perfecting the transactions intended to be effected under or pursuant to this Agreement and for giving the Purchaser the full benefit of the provisions of this Agreement, including vesting in the Purchaser the legal and beneficial title to the Shares.

10. GOVERNING LAW, JURISDICTION AND SERVICE OF PROCESS

This Agreement shall be governed by, and construed in accordance with, English law and each party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement and any matter arising therefrom.

Yours faithfully

....

Name:

Acknowledged and agreed by

....

Precis (2682) Limited

SCHEDULE 1

Column 1	Column 2	Column 3	Column 4
Name and Address of Seller	Number of A ordinary shares in the Company being sold	Number of A ordinary shares in the Purchaser being issued	Termination date
Sean Pierre Hornsby 9 Wasdale Close West Bridgford Nottingham NG2 6RG	758	758	1 September 2007

RECEIVED

2008 MAY 13 A 11: 2

FFICE OF INTERNA... CORPORATE FIL...

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL

....Herbert Smith LLP......
HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS
Date...09 July 2007......

TO: Precis (2682) Limited
Moneysupermarket House
St David's Park
Ewloe
Chester
CH5 3UZ

Date: 24 May 2007

Dear Sirs

Sale and Purchase of Shares in Moneysupermarket.com Financial Group Limited (the "Company")

BACKGROUND

Pursuant to a put and call option agreement (the "**Option Agreement**") dated 17 May 2007 between Duncan Cameron ("**DC**"), Simon Nixon ("**SN**") and Precis (2682) Limited (the "**Purchaser**"), both DC and SN have agreed to sell all of their respective share capital in the Company to the Purchaser.

I, the person named at column 1 of Schedule 1 (the "**Seller**") have agreed to sell and the Purchaser has agreed to purchase the number of A ordinary shares in the Company set out at column 2 of Schedule 1 registered in the Seller's name at the date of this Agreement (the "**Sale Shares**") upon the terms and conditions contained in this Agreement.

NOW IT IS AGREED as follows:

1. **INTERPRETATION**

In this Agreement, unless the context requires otherwise:

i use of the singular includes the plural and vice versa;

ii any reference to persons include natural persons, firms, partnerships, companies, corporations, associations, foundations and trusts;

iii references to clauses and schedules are clauses and schedules of this Agreement;

iv references to statute or statutory provision include a reference.

(a) to that statute or provision as from time to time modified, extended, replaced or re-enacted;

(b) to any repealed statute or statutory provision which it re-enacts (with or without modification); and

(c) to any subordinate registration made under the relevant statute or statutory provision.

2. SALE AND PURCHASE

The Seller is the legal and beneficial owner of the Sale Shares and, subject to completion of the Option Agreement, shall sell or procure to be sold the Sale Shares and the Purchaser shall purchase the Sale Shares for the consideration specified in clause 3, on the basis that they are sold immediately following completion of the Option Agreement with full title guarantee, that is with the benefit of the implied covenants set out in Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 when a disposition is expressed to be made with full title guarantee, and free from any claim, option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party rights and together with all rights attached to them at the date of this Agreement or subsequently becoming attached to them.

3. CONSIDERATION

The consideration for the sale of the Sale Shares shall be satisfied by the allotment to the Seller, credited as fully paid, of the number of A ordinary shares of £1 00 each in the capital of the Purchaser set out at column 3 of Schedule 1 (**"Exchange Shares"**).

4. WARRANTIES AND UNDERTAKINGS

4.1 The Seller represents, warrants and undertakes to the Purchaser that:

4.1.1 he is the legal and beneficial owner of all the Sale Shares and the Sale Shares comprise all of the A ordinary shares in the Company owned by him;

4 1.2 the Sale Shares are free of any option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party right, save for the lien over the Sale Shares conferred by article 3 of the articles of association of the Company (the "Articles of Association") and the pre-emption rights in respect of an Early Leaver or Later Leaver (as those terms are defined in the Articles of Association) conferred by articles 4.A.9 and 4A.10 of the Articles of Association;

4.1.3 he shall not, prior to Completion, transfer, dispose of, charge, pledge or encumber in any way his interests in any of the Sale Shares;

4.1.4 he shall procure that the Warranties set out in this clause 4.1 given by him would not be untrue, misleading or breached if they were repeated on a continuing basis until Completion; and

4.1.5 he will immediately disclose to the Purchaser any matter or thing which may arise or become known to it after the date of this Agreement which is inconsistent with any of the Warranties set out in this clause 4 or which might render any of them misleading or which is material to be known by a purchaser for value of the Sale Shares.

4.2 The Seller's representations and warranties set out above in clause 4.1 ("**Warranties**") shall be deemed to be given by him on a continuing basis until Completion as well as at the time of this Agreement.

5. TERMINATION

5.1 If before completion of the sale and purchase of the Sale Shares in accordance with clause 6, the Purchaser becomes aware that any of the Warranties given by the Seller was at the date of this Agreement, or has since become, untrue or misleading, the Purchaser shall be entitled to terminate this Agreement.

5.2 Without prejudice to clause 4 above, this Agreement shall terminate on the date set out in column 4 of Schedule 1 if completion has not occurred by that date.

5.3 The rights, including rights to terminate, conferred on the Purchaser by this clause 5 are in addition and without prejudice to all other rights and remedies available to the Purchaser.

6. COMPLETION

6.1 Completion shall take place immediately following completion of the Option Agreement at the offices of Herbert Smith LLP ("**Completion**").

6.2 At Completion the Seller shall deliver or cause to be delivered to the Purchaser a duly executed transfer of the Sale Shares together with the definitive share certificate(s) for them in the name of the Seller (or an indemnity in favour of the Purchaser in a form satisfactory to the Purchaser in the case of any such certificates(s) found to be missing).

6.3 At Completion, the Purchaser shall convene a meeting of the board of directors of the Purchaser, at which the directors of the Purchaser shall: (i) allot the Exchange Shares; and (ii) conditional on the transfer of the Sale Shares to the Purchaser having been registered in the name of the Purchaser, approve the entry of the Seller as the registered holder of the Exchange Shares.

6.4 The Purchaser shall, immediately following satisfaction of the obligation in clause 6.3(ii), enter the name of the Seller as the registered holder of the Exchange Shares and deliver to the Seller share certificates with respect to the Exchange Shares in the name of the Seller.

7. ENTIRE AGREEMENT, SEVERANCE AND VARIATION

7.1 Each of the parties to this Agreement confirms that this Agreement represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and supersedes any previous agreement between the parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

7.2 In the event that any part (including any clause or part thereof) of this Agreement shall be void or unenforceable by reason of any applicable law, it shall be deleted and the remaining parts of this Agreement shall continue in full force and effect and if necessary, both parties shall use their best endeavours to agree any amendments to the Agreement necessary to give effect to the spirit of this Agreement.

7.3 No variation of this Agreement shall be effective unless it is in writing signed by the parties.

8. THIRD PARTY RIGHTS

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

9. POST COMPLETION

The Seller shall after Completion execute all such deeds and documents and do all such things as the Purchaser may require for perfecting the transactions intended to be effected under or pursuant to this Agreement and for giving the Purchaser the full benefit of the provisions of this Agreement, including vesting in the Purchaser the legal and beneficial title to the Shares

10. GOVERNING LAW, JURISDICTION AND SERVICE OF PROCESS

This Agreement shall be governed by, and construed in accordance with, English law and each party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement and any matter arising therefrom.

Yours faithfully

....

Name:

Acknowledged and agreed by

....

Precis (2682) Limited

SCHEDULE 1

Column 1	Column 2	Column 3	Column 4
Name and Address of Seller	Number of A ordinary shares in the Company being sold	Number of A ordinary shares in the Purchaser being issued	Termination date
Nicholas Jamie Stobbs 136 Lache Lane Chester CH4 7LX	1,896	1,896	1 September 2007

RECEIVED

2008 MAY 13 A 11: 24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL

Herbert Smith LLP

HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS

Date 04 July 2007

TO: Precis (2682) Limited
Moneysupermarket House
St David's Park
Ewloe
Chester
CH5 3UZ

Date: 25 May 2007

Dear Sirs

Sale and Purchase of Shares in Moneysupermarket.com Financial Group Limited (the "Company")

BACKGROUND

Pursuant to a put and call option agreement (the **"Option Agreement"**) dated 17 May 2007 between Duncan Cameron (**"DC"**), Simon Nixon (**"SN"**) and Precis (2682) Limited (the **"Purchaser"**), both DC and SN have agreed to sell all of their respective share capital in the Company to the Purchaser.

I, the person named at column 1 of Schedule 1 (the **"Seller"**) have agreed to sell and the Purchaser has agreed to purchase the number of A ordinary shares in the Company set out at column 2 of Schedule 1 registered in the Seller's name at the date of this Agreement (the **"Sale Shares"**) upon the terms and conditions contained in this Agreement.

NOW IT IS AGREED as follows:

1. INTERPRETATION

In this Agreement, unless the context requires otherwise:

i use of the singular includes the plural and vice versa;

ii any reference to persons include natural persons, firms, partnerships, companies, corporations, associations, foundations and trusts;

iii references to clauses and schedules are clauses and schedules of this Agreement;

iv references to statute or statutory provision include a reference.

(a) to that statute or provision as from time to time modified, extended, replaced or re-enacted;

(b) to any repealed statute or statutory provision which it re-enacts (with or without modification); and

(c) to any subordinate registration made under the relevant statute or statutory provision.

2. SALE AND PURCHASE

The Seller is the legal and beneficial owner of the Sale Shares and, subject to completion of the Option Agreement, shall sell or procure to be sold the Sale Shares and the Purchaser shall purchase the Sale Shares for the consideration specified in clause 3, on the basis that they are sold immediately following completion of the Option Agreement with full title guarantee, that is with the benefit of the implied covenants set out in Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 when a disposition is expressed to be made with full title guarantee, and free from any claim, option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party rights and together with all rights attached to them at the date of this Agreement or subsequently becoming attached to them.

3. CONSIDERATION

The consideration for the sale of the Sale Shares shall be satisfied by the allotment to the Seller, credited as fully paid, of the number of A ordinary shares of £1 00 each in the capital of the Purchaser set out at column 3 of Schedule 1 ("**Exchange Shares**").

4. WARRANTIES AND UNDERTAKINGS

4.1 The Seller represents, warrants and undertakes to the Purchaser that:

4.1.1 he is the legal and beneficial owner of all the Sale Shares and the Sale Shares comprise all of the A ordinary shares in the Company owned by him;

4.1 2 the Sale Shares are free of any option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party right, save for the lien over the Sale Shares conferred by article 3 of the articles of association of the Company (the "Articles of Association") and the pre-emption rights in respect of an Early Leaver or Later Leaver (as those terms are defined in the Articles of Association) conferred by articles 4.A.9 and 4A.10 of the Articles of Association;

4.1.3 he shall not, prior to Completion, transfer, dispose of, charge, pledge or encumber in any way his interests in any of the Sale Shares;

4.1.4 he shall procure that the Warranties set out in this clause 4.1 given by him would not be untrue, misleading or breached if they were repeated on a continuing basis until Completion; and

4.1.5 he will immediately disclose to the Purchaser any matter or thing which may arise or become known to it after the date of this Agreement which is inconsistent with any of the Warranties set out in this clause 4 or which might render any of them misleading or which is material to be known by a purchaser for value of the Sale Shares.

4.2 The Seller's representations and warranties set out above in clause 4.1 ("**Warranties**") shall be deemed to be given by him on a continuing basis until Completion as well as at the time of this Agreement.

5. TERMINATION

5.1 If before completion of the sale and purchase of the Sale Shares in accordance with clause 6, the Purchaser becomes aware that any of the Warranties given by the Seller was at the date of this Agreement, or has since become, untrue or misleading, the Purchaser shall be entitled to terminate this Agreement.

5.2 Without prejudice to clause 4 above, this Agreement shall terminate on the date set out in column 4 of Schedule 1 if completion has not occurred by that date.

5.3 The rights, including rights to terminate, conferred on the Purchaser by this clause 5 are in addition and without prejudice to all other rights and remedies available to the Purchaser.

6. COMPLETION

6.1 Completion shall take place immediately following completion of the Option Agreement at the offices of Herbert Smith LLP ("**Completion**").

6.2 At Completion the Seller shall deliver or cause to be delivered to the Purchaser a duly executed transfer of the Sale Shares together with the definitive share certificate(s) for them in the name of the Seller (or an indemnity in favour of the Purchaser in a form satisfactory to the Purchaser in the case of any such certificates(s) found to be missing).

6.3 At Completion, the Purchaser shall convene a meeting of the board of directors of the Purchaser, at which the directors of the Purchaser shall: (i) allot the Exchange Shares; and (ii) conditional on the transfer of the Sale Shares to the Purchaser having been registered in the name of the Purchaser, approve the entry of the Seller as the registered holder of the Exchange Shares.

6.4 The Purchaser shall, immediately following satisfaction of the obligation in clause 6.3(ii), enter the name of the Seller as the registered holder of the Exchange Shares and deliver to the Seller share certificates with respect to the Exchange Shares in the name of the Seller.

7. ENTIRE AGREEMENT, SEVERANCE AND VARIATION

7.1 Each of the parties to this Agreement confirms that this Agreement represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and supersedes any previous agreement between the parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

7.2 In the event that any part (including any clause or part thereof) of this Agreement shall be void or unenforceable by reason of any applicable law, it shall be deleted and the remaining parts of this Agreement shall continue in full force and effect and if necessary, both parties shall use their best endeavours to agree any amendments to the Agreement necessary to give effect to the spirit of this Agreement

7.3 No variation of this Agreement shall be effective unless it is in writing signed by the parties.

8. THIRD PARTY RIGHTS

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

9. POST COMPLETION

The Seller shall after Completion execute all such deeds and documents and do all such things as the Purchaser may require for perfecting the transactions intended to be effected under or pursuant to this Agreement and for giving the Purchaser the full benefit of the provisions of this Agreement, including vesting in the Purchaser the legal and beneficial title to the Shares.

10. GOVERNING LAW, JURISDICTION AND SERVICE OF PROCESS

This Agreement shall be governed by, and construed in accordance with, English law and each party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement and any matter arising therefrom.

Yours faithfully

....

Name:

Acknowledged and agreed by

....

Precis (2682) Limited

SCHEDULE 1

Column 1	Column 2	Column 3	Column 4
Name and Address of Seller	Number of A ordinary shares in the Company being sold	Number of A ordinary shares in the Purchaser being issued	Termination date
Sean Thweny 15 Green Meadows Hawarden Deeside CH5 3SL	379	379	1 September 2007

RECEIVED

2008 MAY 13 A 11: 24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL

Herbert Smith LLP.......

HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS

Date..04..July..2007......

TO: Precis (2682) Limited
Moneysupermarket House
St David's Park
Ewloe
Chester
CH5 3UZ

Date: 27 May 2007

Dear Sirs

Sale and Purchase of Shares in Moneysupermarket.com Financial Group Limited (the "Company")

BACKGROUND

Pursuant to a put and call option agreement (the **"Option Agreement"**) dated 17 May 2007 between Duncan Cameron (**"DC"**), Simon Nixon (**"SN"**) and Precis (2682) Limited (the **"Purchaser"**), both DC and SN have agreed to sell all of their respective share capital in the Company to the Purchaser.

I, the person named at column 1 of Schedule 1 (the **"Seller"**) have agreed to sell and the Purchaser has agreed to purchase the number of A ordinary shares in the Company set out at column 2 of Schedule 1 registered in the Seller's name at the date of this Agreement (the **"Sale Shares"**) upon the terms and conditions contained in this Agreement.

NOW IT IS AGREED as follows:

1. **INTERPRETATION**

In this Agreement, unless the context requires otherwise:

i use of the singular includes the plural and vice versa;

ii any reference to persons include natural persons, firms, partnerships, companies, corporations, associations, foundations and trusts;

iii references to clauses and schedules are clauses and schedules of this Agreement;

iv references to statute or statutory provision include a reference:

(a) to that statute or provision as from time to time modified, extended, replaced or re-enacted;

(b) to any repealed statute or statutory provision which it re-enacts (with or without modification); and

(c) to any subordinate registration made under the relevant statute or statutory provision.

2. SALE AND PURCHASE

The Seller is the legal and beneficial owner of the Sale Shares and, subject to completion of the Option Agreement, shall sell or procure to be sold the Sale Shares and the Purchaser shall purchase the Sale Shares for the consideration specified in clause 3, on the basis that they are sold immediately following completion of the Option Agreement with full title guarantee, that is with the benefit of the implied covenants set out in Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 when a disposition is expressed to be made with full title guarantee, and free from any claim, option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party rights and together with all rights attached to them at the date of this Agreement or subsequently becoming attached to them.

3. CONSIDERATION

The consideration for the sale of the Sale Shares shall be satisfied by the allotment to the Seller, credited as fully paid, of the number of A ordinary shares of £1.00 each in the capital of the Purchaser set out at column 3 of Schedule 1 ("**Exchange Shares**").

4. WARRANTIES AND UNDERTAKINGS

4.1 The Seller represents, warrants and undertakes to the Purchaser that:

4.1.1 he is the legal and beneficial owner of all the Sale Shares and the Sale Shares comprise all of the A ordinary shares in the Company owned by him;

4.1.2 the Sale Shares are free of any option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party right, save for the lien over the Sale Shares conferred by article 3 of the articles of association of the Company (the "Articles of Association") and the pre-emption rights in respect of an Early Leaver or Later Leaver (as those terms are defined in the Articles of Association) conferred by articles 4.A.9 and 4A.10 of the Articles of Association;

4.1.3 he shall not, prior to Completion, transfer, dispose of, charge, pledge or encumber in any way his interests in any of the Sale Shares;

4.1.4 he shall procure that the Warranties set out in this clause 4.1 given by him would not be untrue, misleading or breached if they were repeated on a continuing basis until Completion; and

4.1.5 he will immediately disclose to the Purchaser any matter or thing which may arise or become known to it after the date of this Agreement which is inconsistent with any of the Warranties set out in this clause 4 or which might render any of them misleading or which is material to be known by a purchaser for value of the Sale Shares.

4.2 The Seller's representations and warranties set out above in clause 4.1 (**"Warranties"**) shall be deemed to be given by him on a continuing basis until Completion as well as at the time of this Agreement.

5. TERMINATION

5.1 If before completion of the sale and purchase of the Sale Shares in accordance with clause 6, the Purchaser becomes aware that any of the Warranties given by the Seller was at the date of this Agreement, or has since become, untrue or misleading, the Purchaser shall be entitled to terminate this Agreement.

5.2 Without prejudice to clause 4 above, this Agreement shall terminate on the date set out in column 4 of Schedule 1 if completion has not occurred by that date.

5.3 The rights, including rights to terminate, conferred on the Purchaser by this clause 5 are in addition and without prejudice to all other rights and remedies available to the Purchaser.

6. COMPLETION

6.1 Completion shall take place immediately following completion of the Option Agreement at the offices of Herbert Smith LLP (**"Completion"**).

6.2 At Completion the Seller shall deliver or cause to be delivered to the Purchaser a duly executed transfer of the Sale Shares together with the definitive share certificate(s) for them in the name of the Seller (or an indemnity in favour of the Purchaser in a form satisfactory to the Purchaser in the case of any such certificates(s) found to be missing).

6.3 At Completion, the Purchaser shall convene a meeting of the board of directors of the Purchaser, at which the directors of the Purchaser shall: (i) allot the Exchange Shares; and (ii) conditional on the transfer of the Sale Shares to the Purchaser having been registered in the name of the Purchaser, approve the entry of the Seller as the registered holder of the Exchange Shares.

6.4 The Purchaser shall, immediately following satisfaction of the obligation in clause 6.3(ii), enter the name of the Seller as the registered holder of the Exchange Shares and deliver to the Seller share certificates with respect to the Exchange Shares in the name of the Seller.

7. ENTIRE AGREEMENT, SEVERANCE AND VARIATION

7.1 Each of the parties to this Agreement confirms that this Agreement represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and supersedes any previous agreement between the parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

7.2 In the event that any part (including any clause or part thereof) of this Agreement shall be void or unenforceable by reason of any applicable law, it shall be deleted and the remaining parts of this Agreement shall continue in full force and effect and if necessary, both parties shall use their best endeavours to agree any amendments to the Agreement necessary to give effect to the spirit of this Agreement

7.3 No variation of this Agreement shall be effective unless it is in writing signed by the parties.

8. THIRD PARTY RIGHTS

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

9. POST COMPLETION

The Seller shall after Completion execute all such deeds and documents and do all such things as the Purchaser may require for perfecting the transactions intended to be effected under or pursuant to this Agreement and for giving the Purchaser the full benefit of the provisions of this Agreement, including vesting in the Purchaser the legal and beneficial title to the Shares.

10. GOVERNING LAW, JURISDICTION AND SERVICE OF PROCESS

This Agreement shall be governed by, and construed in accordance with, English law and each party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement and any matter arising therefrom.

Yours faithfully

....

Name.

Acknowledged and agreed by

....

Precis (2682) Limited

SCHEDULE 1

Column 1	Column 2	Column 3	Column 4
Name and Address of Seller	Number of A ordinary shares in the Company being sold	Number of A ordinary shares in the Purchaser being issued	Termination date
Richard Neil Mason Holly Grange Stone Road Bramshall Nr Uttoxeter ST14 5BG	379	379	1 September 2007

TO: Precis (2682) Limited
Moneysupermarket House
St David's Park
Ewloe
Chester
CH5 3UZ

Date: 25 May 2007

WE HEREBY CERTIFY
THIS TO BE A TRUE AND
ACCURATE COPY OF
THE ORIGINAL

... Herbert Smith LLP ....
HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS

Date.....04 July 2007........

Dear Sirs

Sale and Purchase of Shares in Moneysupermarket.com Financial Group Limited (the "Company")

BACKGROUND

Pursuant to a put and call option agreement (the "**Option Agreement**") dated 17 May 2007 between Duncan Cameron ("**DC**"), Simon Nixon ("**SN**") and Precis (2682) Limited (the "**Purchaser**"), both DC and SN have agreed to sell all of their respective share capital in the Company to the Purchaser.

I, the person named at column 1 of Schedule 1 (the "**Seller**") have agreed to sell and the Purchaser has agreed to purchase the number of A ordinary shares in the Company set out at column 2 of Schedule 1 registered in the Seller's name at the date of this Agreement (the "**Sale Shares**") upon the terms and conditions contained in this Agreement.

NOW IT IS AGREED as follows:

1. **INTERPRETATION**

In this Agreement, unless the context requires otherwise:

i use of the singular includes the plural and vice versa;

ii any reference to persons include natural persons, firms, partnerships, companies, corporations, associations, foundations and trusts;

iii references to clauses and schedules are clauses and schedules of this Agreement;

iv references to statute or statutory provision include a reference:

(a) to that statute or provision as from time to time modified, extended, replaced or re-enacted;

(b) to any repealed statute or statutory provision which it re-enacts (with or without modification); and

(c) to any subordinate registration made under the relevant statute or statutory provision.

2. SALE AND PURCHASE

The Seller is the legal and beneficial owner of the Sale Shares and, subject to completion of the Option Agreement, shall sell or procure to be sold the Sale Shares and the Purchaser shall purchase the Sale Shares for the consideration specified in clause 3, on the basis that they are sold immediately following completion of the Option Agreement with full title guarantee, that is with the benefit of the implied covenants set out in Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 when a disposition is expressed to be made with full title guarantee, and free from any claim, option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party rights and together with all rights attached to them at the date of this Agreement or subsequently becoming attached to them.

3. CONSIDERATION

The consideration for the sale of the Sale Shares shall be satisfied by the allotment to the Seller, credited as fully paid, of the number of A ordinary shares of £1.00 each in the capital of the Purchaser set out at column 3 of Schedule 1 ("**Exchange Shares**").

4. WARRANTIES AND UNDERTAKINGS

4.1 The Seller represents, warrants and undertakes to the Purchaser that:

4.1.1 he is the legal and beneficial owner of all the Sale Shares and the Sale Shares comprise all of the A ordinary shares in the Company owned by him;

4.1.2 the Sale Shares are free of any option, charge, lien, equity, encumbrance, rights of pre-emption or any other third party right, save for the lien over the Sale Shares conferred by article 3 of the articles of association of the Company (the "Articles of Association") and the pre-emption rights in respect of an Early Leaver or Later Leaver (as those terms are defined in the Articles of Association) conferred by articles 4.A.9 and 4A 10 of the Articles of Association;

4.1.3 he shall not, prior to Completion, transfer, dispose of, charge, pledge or encumber in any way his interests in any of the Sale Shares;

4.1.4 he shall procure that the Warranties set out in this clause 4.1 given by him would not be untrue, misleading or breached if they were repeated on a continuing basis until Completion; and

4.1.5 he will immediately disclose to the Purchaser any matter or thing which may arise or become known to it after the date of this Agreement which is inconsistent with any of the Warranties set out in this clause 4 or which might render any of them misleading or which is material to be known by a purchaser for value of the Sale Shares.

4.2 The Seller's representations and warranties set out above in clause 4.1 ("**Warranties**") shall be deemed to be given by him on a continuing basis until Completion as well as at the time of this Agreement.

5. TERMINATION

5.1 If before completion of the sale and purchase of the Sale Shares in accordance with clause 6, the Purchaser becomes aware that any of the Warranties given by the Seller was at the date of this Agreement, or has since become, untrue or misleading, the Purchaser shall be entitled to terminate this Agreement.

5.2 Without prejudice to clause 4 above, this Agreement shall terminate on the date set out in column 4 of Schedule 1 if completion has not occurred by that date.

5.3 The rights, including rights to terminate, conferred on the Purchaser by this clause 5 are in addition and without prejudice to all other rights and remedies available to the Purchaser

6. COMPLETION

6.1 Completion shall take place immediately following completion of the Option Agreement at the offices of Herbert Smith LLP ("**Completion**").

6.2 At Completion the Seller shall deliver or cause to be delivered to the Purchaser a duly executed transfer of the Sale Shares together with the definitive share certificate(s) for them in the name of the Seller (or an indemnity in favour of the Purchaser in a form satisfactory to the Purchaser in the case of any such certificates(s) found to be missing).

6.3 At Completion, the Purchaser shall convene a meeting of the board of directors of the Purchaser, at which the directors of the Purchaser shall: (i) allot the Exchange Shares; and (ii) conditional on the transfer of the Sale Shares to the Purchaser having been registered in the name of the Purchaser, approve the entry of the Seller as the registered holder of the Exchange Shares.

6.4 The Purchaser shall, immediately following satisfaction of the obligation in clause 6.3(ii), enter the name of the Seller as the registered holder of the Exchange Shares and deliver to the Seller share certificates with respect to the Exchange Shares in the name of the Seller

7. ENTIRE AGREEMENT, SEVERANCE AND VARIATION

7.1 Each of the parties to this Agreement confirms that this Agreement represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and supersedes any previous agreement between the parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing.

7.2 In the event that any part (including any clause or part thereof) of this Agreement shall be void or unenforceable by reason of any applicable law, it shall be deleted and the remaining parts of this Agreement shall continue in full force and effect and if necessary, both parties shall use their best endeavours to agree any amendments to the Agreement necessary to give effect to the spirit of this Agreement.

7.3 No variation of this Agreement shall be effective unless it is in writing signed by the parties.

8. THIRD PARTY RIGHTS

No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

9. POST COMPLETION

The Seller shall after Completion execute all such deeds and documents and do all such things as the Purchaser may require for perfecting the transactions intended to be effected under or pursuant to this Agreement and for giving the Purchaser the full benefit of the provisions of this Agreement, including vesting in the Purchaser the legal and beneficial title to the Shares.

10. GOVERNING LAW, JURISDICTION AND SERVICE OF PROCESS

This Agreement shall be governed by, and construed in accordance with, English law and each party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning this Agreement and any matter arising therefrom.

Yours faithfully

....

Name

Acknowledged and agreed by

....

Precis (2682) Limited

SCHEDULE 1

Column 1	Column 2	Column 3	Column 4
Name and Address of Seller	Number of A ordinary shares in the Company being sold	Number of A ordinary shares in the Purchaser being issued	Termination date
Stuart Glendinning Squirrel's Chase Quarry Lane Kelsall Cheshire CW6 0PD	379	379	1 September 2007

Herbert Smith

RECEIVED

2008 MAY 13 A 11: 24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

No 6160943

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

PRECIS (2682) LIMITED

(Adopted by Special Resolution passed on [ ])

Herbert Smith LLP

TABLE OF CONTENTS

10/7477679_6

No. 6160943

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

PRECIS (2682) LIMITED

(Adopted by Special Resolution passed on

[ ])

1. PRELIMINARY

1 1 Definitions

In these Articles:

"A Ordinary Share" means an A Ordinary Share of £1 00 each in the capital of the Company;

"A Ordinary Shareholder" means a registered holder of an A Ordinary Share;

"Act" means, subject to paragraph 1.3 of this Article, the Companies Act 1985;

"Admission" means admission of all of the issued share capital of the Company (or a holding company of the Company) to the Official List and to trading on the London Stock Exchange, or any other Recognised Investment Exchange;

"Articles" means these articles of association, as from time to time altered,

"Auditors" means the auditors of the Company from time to time,

"B Ordinary Share" means a B Ordinary Share of £1.00 each in the capital of the Company;

"B Ordinary Shareholder" means a registered holder of a B Ordinary Share (if any);

"Board" the board of directors of the Company, as from time to time constituted;

"Business Day" means a day (not being a Saturday or Sunday) on which banks are open for general banking business in the City of London;

"**Cameron**" means Duncan Russell Cameron of 5 Clayton Court, Duke Street, Chester CH1 1NE,

"**company**" includes any body corporate;

"**Connected Person**" means any person with which any relevant person is connected (as determined in accordance with the provisions of section 839 of the Income and Corporation Taxes Act 1988);

"**Controlling Interest**" means legal and beneficial ownership of shares which confer in aggregate on the holders thereof more than 50 per cent of the total voting rights conferred by all the shares in issue at the relevant time and conferring the right to vote at all general meetings of the Company,

"**Deferred Shares**" means the deferred shares arising out of the conversion of B Ordinary Shares pursuant to Article 7 and having the rights set out in Article 5;

"**Deferred Shareholder**" means a registered holder of Deferred Shares;

"**Early Leaver**" has the meaning given to that term in Article 6.4.1,

"**Fair Price**" has the meaning given to that term in Article 6 4.2;

"**Holding Company**" means a holding company as defined in section 736 and section 736A of the Act;

"**Late Leaver**" has the meaning given to that term in Article 6.4 3;

"**Leaver**" has the meaning given to that term in Article 6.4 4;

"**MSFG**" means Moneysupermarket.com Financial Group Limited, a company incorporated in England and Wales (registered number 3157344) and whose registered office is at MoneySupermarket House, St David's Park, Ewloe, Chester CH5 3UZ;

"**MSFG Share Option Scheme**" means the share option scheme adopted by MSFG on 5 May 2005, or any replacement share option scheme adopted by the Company, pursuant to which options over an aggregate maximum of 5,364 shares in MSFG and the Company, respectively, may be granted, as amended or replaced from time to time provided that the aggregate maximum number of shares in MSFG and the Company which may be issued pursuant to the exercise of such options shall not exceed 5,364;

"**Nixon**" means Simon Justin Nixon of 3 Sandown Terrace, Boughton, Chester CH3 5BN;

"**Official List**" means the list maintained by the UK Listing Authority pursuant to Part VI of the Financial Services and Markets Act 2000;

"**Ordinary Share**" means an Ordinary Share of £1 00 each in the capital of the Company;

"**Ordinary Shareholder**" means a registered holder of Ordinary Shares;

"**Put and Call Option Agreement**" means the put and call option agreement between the Company, Nixon and Cameron dated [•] May 2007;

"**Relevant Agreement**" means any agreement to which Cameron and/or Nixon (in their capacity as Shareholders in the Company) are party relating to the business and affairs of the Company,

"**Shares**" means Ordinary Shares, A Ordinary Shares, B Ordinary Shares (if any) and Deferred Shares (if any),

"**Shareholder**" means a registered holder of Shares,

"**subsidiary**" means a subsidiary as defined in section 736 and section 736A of the Act,

"**Table A**" means Table A in the Companies (Tables A to F) Regulations 1985, and

"**UK Listing Authority**" means the Financial Services Authority or its successor as the competent authority for listing in the United Kingdom under Part VI of the Financial Services and Markets Act 2000.

1 2 **Same meanings as in the Act**

Save as provided in Article 1 1 and unless the context otherwise requires, words or expressions contained in these Articles bear the same meaning as in the Act.

1.3 **Statutory modification**

In these Articles, unless expressly provided to the contrary, a reference to any statute or provision of a statute includes a reference to any statutory modification or re-enactment of it and to any subordinate legislation made under it in each case for the time being in force.

1 4 **Ordinary and Special Resolutions**

A special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles.

1.5 **Number, gender and person**

In these Articles, unless the context otherwise requires:

(A) words in the singular include the plural, and vice versa;

(B) words importing any gender include all genders; and

(C) a reference to a person includes a reference to a company and to an unincorporated body of persons.

1 6 **Miscellaneous interpretation**

In these Articles:

(A) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form;

(B) references to "executed" includes any mode of execution;

(C) references to "other" and "otherwise" shall not be construed eiusdem generis where a wider construction is possible;

(D) references to a power are to a power of any kind, whether administrative, discretionary or otherwise,

(E) references to a committee of the directors are to a committee established in accordance with these Articles, whether or not comprised wholly of directors.

1 7 **Headings**

Headings are inserted for convenience only and do not affect the construction of these Articles

1 8 **Articles and Regulations**

In these Articles a reference to an Article is to a clause of these Articles and a reference to a Regulation is to a regulation in Table A

2. TABLE A

The Regulations contained in Table A shall apply to the Company save insofar as they are varied or excluded by or are inconsistent with these Articles. Regulations 40, 50, 54, 64 to 69 (inclusive), 72 to 81 (inclusive), 84, 88, 89, 93 to 95 (inclusive) and 118 in Table A shall not apply to the Company.

3. SHARE CAPITAL

The share capital of the Company on the date of adoption of these Articles is £250,000 divided into 154,500 Ordinary Shares, 10,000 A Ordinary Shares and 85,500 B Ordinary Shares.

4. CLASSES OF SHARES

The shares of each class of shares shall entitle the holders thereof to the respective rights and privileges and subject them to the respective restrictions and provisions hereinafter appearing. The Ordinary Shares, A Ordinary Shares and the B Ordinary Shares (if any) shall, except where otherwise provided herein, confer upon the holders thereof the same rights.

5. RIGHTS ATTACHING TO SHARES

Subject to any special rights which may be attached to any class of shares issued after the date of adoption of these Articles the rights attaching to the Shares are as follows:

(A) **Capital**

The Company may not make any returns, repayments or reductions of capital until the B Ordinary Shares have converted into Deferred Shares and Ordinary Shares in accordance with Article 7 Subject to the above, on a return, repayment or reduction of capital or a return of assets on a liquidation or otherwise, the assets of the Company up to a maximum of £162,000,000 shall be distributed amongst the Ordinary Shareholders and A Ordinary Shareholders, pro rata (as nearly as may be) according to their holdings of Ordinary Shares and A Ordinary Shares respectively. Secondly the balance of such assets (if any) available for distribution among the members shall be applied in paying to the Shareholders (other than in respect of the

Deferred Shares) a sum equal to the nominal amount of each Share held by them respectively. Thirdly, the balance of such assets (if any) shall be distributed amongst the Shareholders (other than in respect of the Deferred Shares), pro rata (as nearly as may be) according to their holdings of Shares. Deferred Shares shall not have any right to participate in any distribution of the Company's assets on liquidation or otherwise.

(B) **Income**

Subject to the provisions of these Articles and any Relevant Agreement, the profits of the Company available for distribution and resolved to be distributed in respect of any financial year shall be distributed among the Ordinary Shareholders. Any such dividend shall be distributed to the Ordinary Shareholders according to the number of the Ordinary Shares held by them respectively. The A Ordinary Shareholders and the holders of Deferred Shares shall not be entitled to receive any dividend or distribution.

(C) **Voting**

Subject to any special rights, privileges or restrictions attached to any Ordinary Shares or any B Ordinary Shares (if any), at a general meeting of the Company on a show of hands every Ordinary Shareholder and B Ordinary Shareholder (if any) who (being an individual) is present in person or by proxy (not being himself a member) or (being a corporation) is present by a representative duly authorised under section 375 of the Act (not being himself a member) shall have one vote, and on a poll every Ordinary Shareholder and B Ordinary Shareholder (if any) present in person, by representative or by proxy shall have one vote for every Ordinary Share and B Ordinary Share (if any) of which he is the holder Deferred Shares and A Ordinary Shares shall not entitle the holders thereof to receive notice of or to attend and vote upon any resolution at any general meeting of the Company.

6. A ORDINARY SHARES – LEAVER PROVISIONS

6.1 Early Leaver deemed notice

Any Early Leaver shall (if he has not already done so) be deemed on the date of cessation of employment to have served notice in respect of the sale of all of the A Ordinary Shares then held by him or deemed to be held by him.

6 2 Late Leaver deemed notice

Any Late Leaver or if he becomes a Leaver on his death his personal representative shall (if he has not already done so) be deemed on the date of cessation of employment to have served notice in respect of the sale of all the A Ordinary Shares then held by him or deemed to be held by him.

6 3 Price

The price payable in respect of any A Ordinary Shares the subject of a notice given by a Leaver or deemed to be given pursuant to Article 6 1 or 6 2 shall be.

6 3 1 in respect of an Early Leaver the lower of

(A) the par value thereof; and

(B) the Fair Price, and

6.3.2 in respect of a Late Leaver, the Fair Price.

6.4 Definitions

In this Article 6 the following terms shall have the following definitions:

6.4.1 **"Early Leaver"** means a Leaver where the cessation of employment is as a result of the relevant member:

(A) resigning or where the Company has given proper notice to terminate the Leaver's employment in either case within 5 years of the commencement of his employment, or

(B) being dismissed in circumstances where the Company is not liable to pay him compensation for the cessation of his employment other than compensation required by statute or statutory instrument.

For the avoidance of doubt a Leaver is not an Early Leaver:

(A) if he ceases to be employed as a result of his death, or

(B) if he is dismissed or retires by reason of his being absent from work due to ill health (save for ill health which arises as a result of an abuse of drink or drugs); or

(C) if he retires once he has reached the age of 65; or

(D) where the Company dismisses the Leaver in breach of the Leaver's contract of employment.

In the context of this Article 6.4, **"employment"** shall include any provision of services by the relevant individual on a self employed basis whether immediately before, between or immediately after a period of employment.

6.4.2 **"Fair Price"** means the price certified in writing by the Auditors from time to time of the Company (or in the event of their being unwilling or unable so to certify or, at the written request of the Company or the member whose A Ordinary Shares are to be valued, by an independent firm of Chartered Accountants jointly nominated by the Company and such member and in the absence of joint nomination and upon the written request of the Company or such member by an independent firm of Chartered Accountants nominated by the President of the Institute of Chartered Accountants of England and Wales (or his equivalent from time to time) as being in their opinion the fair value of the A Ordinary Shares as between a willing seller and a willing buyer provided that the Auditors as aforesaid, or as the case may require, the independent firm of Chartered Accountants, in determining the fair value of any of such A Ordinary Shares shall.

(A) determine the sum which a willing purchaser would offer to a willing seller for all of the Shares in issue, and

(B) divide the resultant figure by the number of Shares in issue and then multiply that figure by the number of A Ordinary Shares proposed to be transferred,

and for the avoidance of doubt there shall be no addition or subtraction of any premium or discount arising in relation to the size of the holding the subject of the relevant transfer, or in relation to any restrictions on the transferability of the A Ordinary Shares arising out of the provisions of these Articles. In certifying a fair value the Auditors as aforesaid or as the case may require the independent firm of Chartered Accountants, shall act as experts and not as arbitrators and in the absence of manifest error its determination shall be final and binding upon the parties The costs of determination shall be apportioned between the parties as the Auditors as aforesaid or as the case may require the independent firm of Chartered Accountants shall decide.

6.4.3 **"Late Leaver"** means any Leaver other than an Early Leaver.

6 4 4 **"Leaver"** means any holder of A Ordinary Shares who is employed by the Company or any of its subsidiaries from time to time or who is a director of the Company or any of its subsidiaries from time to time and who dies or who ceases to be an employee or director of any such company and does not continue (or is not immediately re-employed) as an employee or director of any other such company. In this definition any reference to the date of cessation of employment (or similar) or to the date of cessation of directorship (or similar) shall be the date upon which the relevant person (a) repudiates his contract of employment or letter of appointment or (b) gives or is given notice of termination of his contract of employment or letter of appointment and is no longer required to perform his duties under his employment contract or letter of appointment in respect of the Company or its subsidiaries.

6 5 **Late Leaver Offer**

In respect of A Ordinary Shares the subject of a notice or deemed notice from a Late Leaver, such shares shall first be offered to the Company and then to the Ordinary Shareholders in proportion, as nearly as may be, to their holdings of Ordinary Shares except that for the purposes of calculating the holdings of Ordinary Shares and the identity of Ordinary Shareholders the number of B Ordinary Shares (if any) shall be deemed to amount to "Y" Ordinary Shares, where "Y" is the number of B Ordinary Shares less "X" where X is calculated as follows

$$X = \frac{£162,000,000}{P}$$

where:
P = the Fair Price

Where all or some of the said A Ordinary Shares are not bought by the Company or by the holders of Ordinary Shares (as determined above) the proposing transferor may either retain such shares or sell them (at a price no less than the Fair Price) to such third party as he may determine

6 6 **Early Leaver Offer**

In respect of A Ordinary Shares the subject of a notice or deemed notice from an Early Leaver, such shares shall first be offered to the Company and then to the Ordinary Shareholders in proportion, as nearly as may be, to their holdings of Ordinary Shares except that for the purposes of calculating the holdings of Ordinary Shares and the identity of Ordinary Shareholders the number of B Ordinary Shares (if any) shall be deemed to amount to "Y" Ordinary Shares, where "Y" is the number of B Ordinary Shares less "X" where X is calculated as follows·

$$X = \frac{£162,000,000}{P}$$

where.
P = the Fair Price

Where all or some of the said A Ordinary Shares are not bought by the Company or by the holders of Ordinary Shares (as determined above) the proposing transferor may either retain such shares or sell them (at a price no less than the Fair Price) to such third party as the holders of the Ordinary Shares may approve in writing.

6.7 **Completion of Leaver offer**

The transfer of any A Ordinary Shares pursuant to the acceptance of an offer made under Article 6.5 or 6 5 shall be made on the following terms.

6 7.1 completion of the transfer of the A Ordinary Shares shall be completed five Business Days after the date of determination of the Fair Price, at 2 pm at the registered office of the Company;

6.7 2 the relevant Leaver must deliver to the relevant offeree:

(A) duly executed share transfers forms; and

(B) the relevant share certificate(s) (or an indemnity in favour of the offeree in a form satisfactory to the offeree in the case of any such certificates(s) found to be missing); and

(C) a power of attorney in such form and in favour of such person as the offeree may nominate to enable the offeree to exercise all rights of ownership in respect of the Leaver's A Ordinary Shares.

6 8 **Completion**

The Board shall be able to determine such procedures, in addition to Article 6 7, as it sees fit in order to effect completion of the purchase of an A Ordinary Share pursuant to Article 6 5 and 6 6.

6 9 **Drag along**

If a person or persons (not being a Connected Person of an Ordinary Shareholder or a holder, or a Connected Person of a holder, of B Ordinary Shares) (**"the Buyer"**) acquires in excess of 50% of the then issued Ordinary Shares (including for the avoidance of doubt the

Ordinary Shares resulting from the conversion of the B Ordinary Shares pursuant to Article 7) (the actual percentage being referred to as the **"Like Proportion"**) on arms length terms the Buyer may by written notice to the Company served within 60 days of such acquisition require the Company as agent for the Buyer to serve notice on each A Ordinary Shareholder. The Company shall serve such notices forthwith and for 28 days from the service of such notices the said A Ordinary Shareholders shall not be entitled to transfer the Like Proportion of their A Ordinary Shares to anyone except the Buyer.

6 10 **Completion of drag along**

The Buyer shall have the right to buy such A Ordinary Shares and shall complete the purchase of the Like Proportion of such shares in respect of which notice has been given pursuant to Article 6 8 at the same time and no later than 21 days from the date of the serving of such notices. The consideration shall be the Fair Price and shall be payable in full without any set off. Any transfer pursuant to such notice shall not require the proposing transferor to give notice to any other shareholder. The Directors shall not register any transfer to the Buyer and the Buyer shall not be entitled to exercise or direct the exercise of any rights in respect of any A Ordinary Shares to be transferred to the Buyer until in each case the Buyer has fulfilled all his obligations pursuant to this Article 6.

6 11 **Directors' authority**

If in any case an A Ordinary Shareholder, on the expiry of 28 days from the service of notice pursuant to Article 6 8, shall not have transferred his Like Proportion to the person identified by the Buyer against payment of the price therefore, the Directors may authorise some person to execute and deliver on the A Shareholder's behalf any necessary transfer in favour of the Buyer and the Company shall receive the consideration in respect of such A Ordinary Shares and the Directors shall thereupon (subject to the transfer being duly stamped) cause the name of the Buyer (or the person identified by the Buyer) to be entered into the register of members as the holder of the relevant A Ordinary Shares. The Company shall hold the consideration in trust for the transferor but shall not be bound to earn or pay interest thereon. The receipt of the Company for the consideration shall be a good receipt for the price for the relevant A Ordinary Shares but the Buyer shall not be discharged from procuring that the Company applies the money in payment to the transferor which shall be made against delivery by the transferor of the certificate in respect of the relevant A Ordinary Shares or an indemnity in respect of the same. After the name of the Buyer has been entered in the register of members in purported exercise of the aforesaid powers the validity of the proceedings shall not be questioned by any person.

7. CONVERSION OF B ORDINARY SHARES

7 1 **Conversion of B Ordinary Shares**

The B Ordinary Shares will convert into, and shall be redesignated as, Ordinary Shares and Deferred Shares (if any) in accordance with the first to occur of the following:

7.1 1 upon Admission, "X" number of B Ordinary Shares will convert to Deferred Shares and the remainder to Ordinary Shares, where X is calculated as follows:

$$X = \frac{£162,000,000}{P}$$

where:

P = offer price per Ordinary Share offered to institutional investors in connection with Admission expressed in pounds sterling

7 1 2 on one or more of the following occurring:

(A) Nixon, together with his Connected Persons, ceasing to have a Controlling Interest in the Company;

(B) Nixon, together with his Connected Persons, ceasing to be economically interested in a Controlling Interest in the Company; and/or

(C) any transaction or series of transactions in which the Company, MSFG, any subsidiary of the Company or MSFG, Nixon or any Connected Person of Nixon disposes of, or enters into an agreement to dispose of share capital, business or assets of the Company (or any Holding Company thereof), MSFG or any subsidiary of the Company or MSFG, or rights in respect thereof or any kind of derivative referenced thereto (except pursuant to any mortgage, charge, debenture or other encumbrance granted by way of security), for consideration of £100,000,000 or greater, regardless of the structure or form of the transaction or transactions (except pursuant to an offering of the Company's issued share capital, or the establishment of a new Holding Company of the Company in accordance with the Articles and any Relevant Agreement, in connection with Admission) becoming unconditional,

"X" number of B Ordinary Shares will convert to Deferred Shares and the remainder to Ordinary Shares (such conversion to occur immediately prior to the completion of the relevant event referred to in Article 7.1.2(A) or 7 1 2(B) or 7 1 2(C) or upon the third Business Day following the independent third party valuer determining the fair equity value (whichever is the later) where X is calculated as follows:

$$X = \text{£}162{,}000{,}000 \times \frac{N}{E + \text{£}162{,}000{,}000}$$

where:

N = total number of Shares in issue at the time of the valuation conducted pursuant to Article 7.3; and

E = fair equity value of the Company as at the date the event in Article 7 1 2(A), 7 1 2(B) or 7 1 2(C) occurs, as determined by an independent third party valuer in accordance with Article 7.3,

save that, where Nixon, in his capacity as a B Ordinary Shareholder, accepts an offer from a third party independent of him to acquire more than 50 per cent. of the Ordinary Shares (where such number of Ordinary Shares shall be deemed to include the number of Ordinary Shares resulting from the conversion of the B Ordinary Shares in accordance with the following formula), "X" B Ordinary Shares shall convert to Deferred Shares and the remainder to Ordinary Shares (such conversion to occur immediately prior to the completion of the independent

third party offer) without recourse to an independent third party valuer in accordance with the following formula:

$$X = £162,000,000 \times \frac{N}{E + £162,000,000}$$

where $E = \frac{P}{Y}$

P = total price offered by third party; and

Y = the fraction of Ordinary Shares in the Company the subject of the offer,

7 1 3 upon the issue of Ordinary Shares by the Company for cash consideration in excess of £100,000,000 (in one or more arms length transactions and other than pursuant to an offering of the Company's issued share capital in connection with Admission or pursuant to the exercise of any warrants granted on arms' length terms to mezzanine lenders independent of Nixon in connection with the financing of the acquisition of part of Cameron's shareholding in MSFG), "X" B Ordinary Shares will convert to Deferred Shares and the remainder to Ordinary Shares, where "X" is calculated as follows.

$$X = £162,000,000 \times \frac{N}{E + £162,000,000}$$

where:

E = N x P;

N = Total number of shares in issue immediately prior to the transaction which causes the conversion in this Article 7 1 3 to occur; and

P= weighted average price per Ordinary Share of all Ordinary Shares issued which in aggregate trigger the conversion under this Article 7.1.3,

For the avoidance of doubt, any cash consideration received in connection with an issue of shares pursuant to, or in connection with, the MSFG Share Option Scheme shall not be taken into account in for the purposes of this Article 7 1 3;

7.1 4 prior to any issue of Ordinary Shares by the Company for non-cash consideration, the fair equity value of the Company's issued share capital (E) will be determined by an independent third party valuer in accordance with the remainder of this Article 7.1 4 and Article 7 3 as at the date immediately prior to, and taking no account of, the proposed issue provided that this Article 7 1 4 shall not apply where either: (a) the Company reasonably believes that the market value of the Ordinary Shares proposed to be issued (in that transaction and when aggregated with any prior transactions where Ordinary Shares were issued for non-cash consideration) will not exceed £100,000,000, or (b) Cameron, in his capacity as an Ordinary Shareholder, waives the requirements of this Article 7 1.4 in writing. The fair value of the shares proposed to be issued (F) shall be calculated as follows:

$$F = E \times \frac{n}{N}$$

n= number of Ordinary Shares proposed to be issued

N= total number of shares in issue at date of valuation

and if F is greater than £100,000,000, "X" B Ordinary Shares will convert to Deferred Shares and the remainder to Ordinary Shares (such conversion to occur immediately prior to the issue of Ordinary Shares which triggers the conversion contained in this Article 7 1 4 or upon the third Business Day following the independent third party valuer determining the fair equity value (whichever is the later)), where "X" is calculated as follows:

$$X = £162,000,000 \times \frac{N}{E + £162,000,000}$$

where:
E = fair equity value of the Company's issued share capital immediately prior to, and taking no account of, the proposed issue of shares in question, as determined by an independent third party valuer in accordance with Article 7.3, and
N = total number of shares in issue at the date of valuation;

For the avoidance of doubt, the issue of shares by the Company to Cameron and Nixon pursuant to the Put and Call Option Agreement or to the other shareholders of MSFG on a one for one basis on or about the date of adoption of these Articles or the issue of shares in connection with any warrants granted on arms' length terms to mezzanine lenders independent of Nixon in connection with the financing of the acquisition of part of Cameron's shareholding in MSFG will not be taken into account in relation to this Article 7 1.4 and an issue of shares up to 5,364 pursuant to, or in connection with, the MSFG Share Option Scheme shall not be taken into account for the purposes of this Article 7.1.4,

7 1 5 on 16 May 2010, or on such earlier date (not being earlier than 16 November 2007) as Nixon, in his capacity as a B Ordinary Shareholder may irrevocably elect by giving notice to Cameron, in his capacity as an Ordinary Shareholder and the Company, and if the B Ordinary Shares have not previously converted as described above in this Article 7 1, an independent third party valuer shall be appointed to calculate the fair equity value of the Company in accordance with Article 7 3 as at that date and "X" B Ordinary Shares shall convert to Deferred Shares and the remainder to Ordinary Shares (such conversion to occur upon the third Business Day following the independent third party valuer determining the fair equity value), where "X" is calculated as follows:

$$X = £162,000,000 \times \frac{N}{E + £162,000,000}$$

N = total number of shares in issue at the date of the valuation
E = fair equity value of the Company as determined by an independent third party valuer in accordance with Article 7 3.

7 2 **Pro rated**

Where there is more than one holder of the B Ordinary Shares at the time of conversion of the B Ordinary Shares into Ordinary Shares and Deferred Shares in accordance with Article 7.1, the number of B Ordinary Shares which convert into Deferred Shares will be pro rated (as nearly as is practicable) across each holder of B Ordinary Shares

7.3 **Determination of equity value by independent third party valuer**

(A) Where required by Article 7 1 2, Article 7 1 4 or 7 1 5, the independent third party valuer shall be appointed by agreement between the Company, the Ordinary Shareholder(s) and the B Ordinary Shareholder(s) (the "**parties**") or, failing agreement within seven days as to such appointment, by the President for the time being of the Institute of Chartered Accountants in England and Wales on the application of any of the parties. The independent third party valuer shall state in writing what is in his opinion the fair equity value of the Company as determined in accordance with this Article (being a single figure and not a range of valuations), and at the relevant date specified in Article 7.1.2, Article 7 1 4 or Article 7 1 5 (as applicable) and that value shall be the fair equity value of the Company for the purpose of Article 7 1 2, 7 1.4 or 7.1 5 (as applicable) In so stating his opinion the independent third party valuer shall be deemed to act as an expert and not as an arbitrator and, save in the case of fraud or manifest error, his determination shall be final and binding on all concerned. For this purpose and subject to any restrictions contained in Article 7.1, the Company shall procure that the independent third party valuer is given all information in the Company's or MSFG's possession or control which he might reasonably require and expect to receive if he were proposing to purchase all of the issued share capital or substantially all of the business or assets of the Company from a willing vendor by private treaty and at arm's length, together with such information as any member of the Company may wish to provide to him and such other information as he may reasonably require. The independent third party valuer shall be entitled to determine the procedure to be followed in arriving at his decision (in the absence of agreement by the parties) and to appoint legal or other advisers if appropriate. The costs involved in the independent third party valuer's determination of the fair equity value of the Company (including the independent third party valuer's expenses and the costs of any advisers to the independent third party valuer) shall be borne by the Company.

(B) The independent third party valuer must determine the fair equity value of the Company within 30 Business Days of his appointment and shall notify the Company of his determination without giving written reasons therefor

(C) The independent third party valuer shall value the entire capital of the Company at its "fair value". For these purposes, "fair value" is an estimate of the price a party would have received if it had sold all the shares in the Company on the date of transfer in an arm's length exchange on terms typically expected in such a transaction motivated by normal business considerations.

(D) If any difficulty arises in determining the fair equity value then the independent third party valuer shall resolve that difficulty in such manner as he shall in his absolute discretion think fit

7 4 **Further Deferred Shares**

If an Excess Return (as that term is defined in a Relevant Agreement) is payable by the Company in accordance with a Relevant Agreement, "Z" further B Ordinary Shares, in addition to the "X" B Ordinary Shares which convert to Deferred Shares in accordance with Article 7 1.2 will convert to Deferred Shares at the same time as the conversion of X B Ordinary Shares and immediately prior to the conversion of the remaining B Ordinary Shares to Ordinary Shares pursuant to Clause 7 1 2, where Z is calculated as follows:

$$Z = \frac{(\text{Excess Return} \times N)}{(\text{Purchaser Equity Value} + \text{Excess Return})}$$

Where

N = total number of the Company's B Ordinary Shares, A Ordinary Shares and Ordinary Shares (but, for the avoidance of doubt, excluding Deferred Shares) in issue following the conversion of B Ordinary Shares to Deferred Shares pursuant to Article 7 1 and prior to the adjustment performed pursuant to the above calculation; and

Purchaser Equity Value = pro forma equity value of the Company following the conversion of B Ordinary Shares to Ordinary Shares and Deferred Shares pursuant to Article 7.1 and assuming the payment of the Excess Return (as that term is defined in a Relevant Agreement) has been made by the Company.

7 5 **General provisions relating to conversion**

Where B Ordinary Shares are converted into, and redesignated as, Ordinary Shares and Deferred Shares pursuant to this Article 7, the Ordinary Shares arising on such conversion and redesignation shall rank pari passu with the Ordinary Shares then in issue and fully paid up and shall entitle the Ordinary Shareholders to all dividends and other distributions declared, made or paid on the Ordinary Shares by reference to any record date occurring after the date of conversion. Upon the date of conversion, each holder of B Ordinary Shares shall deliver to the Company at its registered office the certificates for his B Ordinary Shares (or an indemnity in favour of the Company in a form satisfactory to the Company in the case of any such certificates(s) found to be missing) and upon such delivery there shall be issued to him certificates for the numbers of Ordinary Shares and Deferred Shares resulting from the conversion and redesignation.

8. ISSUE OF SHARES

8.1 **Pre-emption on issues for cash**

Subject to the provisions of Articles 8 7 and 8.9, any shares in the capital of the Company which are unissued from time to time shall be available for issue as Ordinary Shares only and shall, where they are to be issued for cash only, be offered to the Ordinary Shareholders and A Ordinary Shareholders in proportion, as nearly as may be, to their holdings of Ordinary Shares or A Ordinary Shares respectively except that for the purposes of calculating the number and holdings of Ordinary Shares and the identity of Ordinary Shareholders, the B Ordinary Shares (if any) shall be deemed to amount to:

8 1.1 45,000 Ordinary Shares; or

8 1.2 such other number of Ordinary Shares as agreed in writing by Nixon and Cameron,

provided that, if either Nixon or Cameron so elect in writing, the number of B Ordinary Shares (if any) shall be deemed to amount to such number of Ordinary Shares resulting from a hypothetical conversion of the B Ordinary Shares into Deferred Shares and Ordinary Shares as calculated in accordance with Article 7 1.5 as at the date of the proposed issue provided that the independent third party valuer does not take into account the proposed issue of Ordinary Shares pursuant to this Article 8 1.

8 2 **Procedure for offering**

The offer referred to in Article 8 1 shall be made by notice specifying the number of Ordinary Shares, the proportionate entitlement of the relevant member, the price per share and limiting a period (not being less than 10 days) within which the offer, if not accepted, will be deemed to be declined. After the expiration of such time the directors shall offer the Ordinary Shares which have been declined or are deemed to have been declined to the persons who have within the said period accepted all the Ordinary Shares offered to them. Such further offer shall be on the same terms as the first offer (except that in such subsequent offer the proportionate entitlement of the offeree will be proportional to the total shareholdings of all offerees) and shall invite each of the holders to state in writing within a period of not less than 10 days whether he is willing to take any, and if so what maximum number of the Ordinary Shares so offered.

8 3 **Allotment of shares after offers**

At the expiration of the time limited by the notice or notices given pursuant to Article 8 2 the directors shall allot the Ordinary Shares so offered to or amongst the members who have notified their willingness to take all or any of such Ordinary Shares in accordance with the terms of the relevant offer No member shall be obliged to take more than the maximum number of Ordinary Shares he has indicated his willingness to take. The directors shall make such arrangements as they shall think fit concerning entitlements to fractions, overseas shareholders and shareholders unable by law or regulation to receive or accept any offer pursuant to this Article 8

8.4 **Third party subscribers**

The Directors will have the discretion to offer any Ordinary Shares not taken up by Shareholders pursuant to Article 8.2 to any third party at a price no less than and otherwise on terms no more favourable than that at which those Ordinary Shares were offered to Shareholders, and on any other same terms, pursuant to Article 8 2.

8 5 **Disapplication of statutory pre-emption provisions**

Sections 89 and 90 of the Act shall not apply to the allotment of equity securities by the Company.

8.6 **No renunciation of allotment**

No Ordinary Shares shall be allotted on terms that the right to take up the Ordinary Shares allotted may be renounced in favour of, or assigned to, another person and no person entitled to allotment of an Ordinary Share may direct that such share may be allotted or issued to any other person.

8 7 **Waiver or variation**

With the prior written approval of all the Ordinary Shareholders, the B Ordinary Shareholders (if any) and A Ordinary Shareholders, any of the restrictions or other provisions of this Article 8 may be waived or varied by the directors at a meeting of the Board in relation to any proposed issue of shares.

8 8 **Exceptions**

The pre-emption rights contained in this Article 8 shall not apply to the issue of any Shares by the Company·

8 8 1 in connection with Admission,

8 8 2 pursuant to the MSFG Share Option Scheme in respect of up to 5,364 Ordinary Shares or pursuant to any employee share scheme adopted by the Company pursuant to which any issue or grant under such scheme is conditional upon Admission, or

8 8 3 in connection with the exercise of any warrants granted to mezzanine lenders independent of Nixon in connection with the financing of the acquisition of part of Cameron's shareholding in MSFG.

8.9 **Issues other than for cash consideration**

Any issue of shares in the capital of the Company other than for cash consideration shall be made only to (i) persons independent of the Ordinary Shareholders and B Ordinary Shareholders (at the time of the proposed issue) and shall be made only on arms' length terms or (ii) to Cameron and Nixon in accordance with the terms of the Put and Call Option Agreement or to other shareholders of MSFG on a one for one basis in each case such issue to be on or about the date of adoption of these Articles.

9. **LIEN AND FORFEITURE**

9 1 **Lien to attach to all shares**

In Regulation 8 of Table A the words "(not being a fully paid share)" shall be omitted The lien conferred by Regulation 8 of Table A shall attach to all shares registered in the name of any person indebted or under liability to the Company (or in the name of the nominee or bare trustee for any such person) whether he is the sole registered holder thereof or one of two or more joint holders and shall include a lien in respect of any such indebtedness or liability. Regulation 8 shall be modified accordingly.

9 2 **Pre-emption on enforcement**

All shares to be sold in the enforcement of the Company's lien or rights of forfeiture shall be offered in accordance with Article 7 3 as if they were unissued shares of the Company. Regulations 9 and 20 of Table A shall be modified accordingly

10. TRANSFER OF SHARES

10 1 Shares

The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register the transfer of an Ordinary Share or a B Ordinary Share, whether or not it is fully paid and the first sentence of Regulation 24 shall not apply to the Company provided that this Article 10.1 will cease to have effect upon the conversion of the B Ordinary Shares into Ordinary Shares and Deferred Shares occurring in accordance with Article 7, following which the Directors may only refuse to register a transfer of a share which is not fully paid.

10 2 A Ordinary Shares

The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register the transfer of an A Ordinary Share, whether or not it is fully paid and the first sentence of Regulation 24 shall not apply to the Company

11. CLASS MEETINGS AND VARIATION OF RIGHTS

11 1 Class meetings

Except as otherwise provided by these Articles, the provisions of these Articles relating to general meetings shall apply, with necessary modifications, to any meeting of the holders of shares of a class held otherwise than in connection with the variation or abrogation of the rights attached to shares of that class.

11.2 Variation of rights

All or any of the special rights or privileges for the time being attached to any share or class of shares in the capital of the Company (notwithstanding that the Company may be or be about to be in liquidation) may, either with the prior consent in writing of the holders of not less than three-fourths of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of shares of the class duly convened and held as hereinafter provided (but not otherwise), be varied or abrogated. To every such separate meeting the provisions of these Articles with respect to notice of and proceedings at general meetings shall mutatis mutandis apply, but so that the requisite quorum shall be two persons (or if there is only one person who holds the issued shares of the class, such person), present in person, by proxy or by corporate representative, holding or representing not less than one-third of the issued shares of the class (and so that if at any meeting of such holders adjourned pursuant to Regulation 41 a quorum as above defined is not present those members who are present shall be a quorum) and that any holder of shares of the appropriate class, present in person, by proxy or by corporate representative and entitled to vote, may demand a poll.

12. PROCEEDINGS AT GENERAL MEETINGS

12 1 Quorum

No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business and remains present during the transaction of business. One person entitled to vote upon the business to be transacted, being a member or a proxy for a member or a duly authorised representative of a

corporation, and holding or representing not less than one-third of the issued shares carrying voting rights shall be a quorum. If at any adjourned meeting which has been so adjourned pursuant to Regulation 41 a quorum is not present within half an hour of the time appointed for the adjourned meeting the meeting will be dissolved. Regulation 41 will be construed accordingly.

12.2 **Poll**

A poll may be demanded at any general meeting by the chairman or any member present in person, by proxy or by corporate representative and entitled to vote. Regulation 46 of Table A shall be modified accordingly.

12.3 **Signed resolutions**

A resolution executed or approved in writing by or on behalf of the holders of all the issued Ordinary Shares and B Ordinary Shares (if any) entitled to vote thereon shall be as valid and effective for all purposes as a resolution passed at a general meeting duly convened and held and may consist of several documents in the like form, each executed by or on behalf of one or more persons. In the case of a corporation the resolution may be signed on its behalf by a director or the secretary thereof or by its duly appointed attorney or duly authorised representative.

13. VOTES OF MEMBERS

13.1 **Votes of members**

Subject to any special rights, privileges or restrictions attached to any shares forming part of the capital of the Company, at any general meeting of the Company on a show of hands every member who (being an individual) is present in person or by proxy (not being himself a member) or (being a corporation) is present by proxy or by a representative duly authorised under section 375 of the Act (not being himself a member) shall have one vote, and on a poll every member present in person, by representative or by proxy shall have one vote for every share of which he is the holder.

13.2 **No casting vote of chairman**

In the case of an equality of votes at a general meeting of the Company, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to any other vote he may have.

14. DIRECTORS

Unless otherwise determined by ordinary resolution, the number of directors shall be not less than two and there shall be no limit on the maximum number of directors.

15. APPOINTMENT OF DIRECTORS

15 1 **Appointment**

No person shall be appointed a director at any general meeting unless either

15 1.1 he is recommended by a majority of the directors; or

15 1 2 not less than 14 nor more than 35 clear days before the date appointed for the general meeting, notice signed by a Shareholder entitled to attend and vote at the general meeting has been given to the Company stating the intention to propose that person for appointment, and such notice shall be signed by such person indicating his willingness to be appointed.

15 2 **Appointment in general meeting**

Subject to Article 15.1, the Company may by ordinary resolution in general meeting appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director.

15 3 **Vacancy**

The directors may appoint a person who is willing to act as a director either to fill a vacancy or as an additional director.

16. NO ROTATION

The directors shall not be liable to retire by rotation.

17. ALTERNATE DIRECTORS

17 1 **Appointment and removal**

Any director (other than an alternate director) may from time to time appoint any other director or any person to be an alternate director of the Company, and may at any time remove any alternate director so appointed by him from office, and appoint another person approved as aforesaid in his place. Any appointment of an alternate director may provide for two or more persons in the alternative to act as an alternate director.

17 2 **Notice of appointment or removal**

Any such appointment or removal shall be by notice to the Company signed by the director making or revoking the appointment and shall take effect upon service on the Company at its registered office or in any other manner approved by the directors.

17.3 **Cessation of appointment**

An alternate director shall ipso facto cease to be an alternate director if his appointor ceases for any reason to be a director.

17 4 **Functions of alternate director**

An alternate director shall (subject to his giving to the Company an address within the United Kingdom at which notices may be served on him) be entitled to receive notices of all meetings of directors, and to attend, to be counted in the quorum for and to vote as a director (with the same designation as the director appointing him) at any such meeting at which the director appointing him is not personally present and generally to perform all functions of his appointor as a director in the absence of such appointor including, without prejudice to the generality of the foregoing, power to sign any resolution pursuant to Article 22 3

17 5 **Voting rights cumulative**

A director acting as alternate shall have an additional vote at meetings of the Board for each director for whom he acts as alternate but he shall only count as one person for the purpose of determining whether a quorum is present.

17 6 **Alternate director responsible for own acts**

An alternate director shall be deemed to be an officer of the Company and shall alone be responsible for his own acts and defaults and the director so appointing him shall not be responsible for the acts and defaults of an alternate director so appointed.

17 7 **Remuneration**

The remuneration of any such alternate director shall be payable out of the remuneration payable to the director appointing him and shall consist of such part (if any) of the last mentioned remuneration as may be agreed between the alternate director and the director appointing him.

17 8 **Power to act**

Save as otherwise provided in these Articles, an alternate director shall not have power to act as a director nor shall he be deemed to be a director for the purposes of these Articles.

18. NO SHARE QUALIFICATION

Neither a director nor an alternate director shall require a share qualification but nevertheless shall be entitled to attend and speak at any general meeting of the Company and at any separate meeting of the holders of any class of shares of the Company.

19. DIRECTORS' INTERESTS

A director (including an alternate director) who has duly declared his interest therein to the Board pursuant to section 317 of the Act may vote as a director in regard to any contract or arrangement in which he is interested or upon any matter arising therefrom, and if he so votes his vote shall be counted, and he shall be counted in the quorum when any such contract or arrangement is under consideration.

20. VACATION OF OFFICE

Without prejudice to the provisions of Article 155, the office of a director shall be vacated:

(A) if by notice in writing to the Company he resigns the office of director;

(B) if he shall for more than 6 consecutive months have been absent without permission of the Board from meetings of the Board held during that period, unless he shall have appointed an alternate director who has not been similarly absent during such period;

(C) if he appears unable to pay a debt which is payable immediately or to have no reasonable prospect of paying a debt which is not immediately payable in either case within the meanings given to such expressions in section 268 of the Insolvency Act 1986;

(D) if he is subject to an interim order under section 252 of the Insolvency Act 1986 or enters into a voluntary arrangement within the meaning given in section 253 of that Act,

(E) if he is prohibited from being or is disqualified as a director by an order made under any provision of the Insolvency Act 1986 or the Company Directors Disqualification Act 1986;

(F) if he is, or may be, suffering from mental disorder and either:

(A) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1960, or

(B) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(G) if he is removed from office under section 303 of the Act.

21. NO AGE LIMIT

Unless and until otherwise determined by the Company by ordinary resolution, either generally or in any particular case, no director shall vacate or be required to vacate his office as a director on or by reason of his attaining or having attained the age of seventy, and any person proposed to be appointed a director shall be capable of being appointed as a director notwithstanding that he has attained the age of seventy, and no special notice need be given of any resolution for the appointment as a director of a person who shall have attained the age of seventy, and it shall not be necessary to give to the members notice of the age of any director or person proposed to be so appointed.

22. PROCEEDINGS OF DIRECTORS

22 1 Quorum

The quorum necessary for the transaction of the business of the Board shall be two directors. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum

22 2 Regulation of meetings

The directors may adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes and in the case of an equality of votes no person shall have a second or casting vote. A director may, and the secretary on the requisition of a director shall, at any time summon a meeting of the Board.

22 3 Signed resolutions

A resolution executed or approved in writing by all the directors shall be as valid and effective for all purposes as a resolution passed at a meeting of the Board duly convened and held and may consist of several documents in the like form, each signed by one or

more of the directors. A resolution signed by an alternate director need not also be signed by his appointor and, if it is signed by a director who has appointed an alternate director, it need not be signed by the alternate director in that capacity

22 4 **Delegation to committees**

The directors may delegate any of their powers to a committee consisting of at least two directors. No committee shall be entitled to transact any business which the Board would not be entitled to transact, and the provisions of these Articles with respect to the regulation of meetings of the Board shall apply, mutatis mutandis, to meetings of any committee.

22.5 **Meetings by Conference Facilities**

A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able:

(A) to hear each of the other participating directors addressing the meeting; and

(B) if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this Article 22 5 is adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting

23. NOTICES

Regulation 112 shall apply to the Company as if the words ", or an address to which notices may be sent using electronic communications," were deleted

24. INDEMNITY

Subject to the provisions of the Act, the Company may:

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company, and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company.

For the purposes of this article, "associated company" has the same meaning as in section 309A of the Act.

RECEIVED

2008 MAY 13 A 11:24

THIS EXERCISE FORM IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult an independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 or an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

Words and expressions defined in the Moneysupermarket com Financial Group Limited Share Option Scheme (the "**Scheme**") under which you were granted an EMI option (the "**EMI Option**") have the same meaning in this form unless the context requires otherwise.

EMI OPTION EXERCISE FORM

To: **Moneysupermarket.com Financial Group Limited (the "Company")**
Precis (2682) Limited ("NewCo")

I ..RICHARD MASON... ... . *(insert name)* with national insurance number NA 541 0790 . . *(insert national insurance number)* hereby give notice to the Company that I wish to exercise my EMI Option to acquire . 333 . . . ordinary shares in the capital of the Company under the Scheme on the terms set out in this Exercise Form (incorporating the Terms and Conditions overleaf).

I agree that the shares which I acquire on the exercise of my EMI Option shall, immediately following completion of the put and call agreement between NewCo, Simon Nixon and Duncan Cameron dated 17 May 2007 ("**Put and Call Option Agreement**") be transferred to NewCo in consideration of the issue to me of ordinary shares in NewCo in the ratio of one for one

The exercise price of my EMI Option is to be covered by (tick applicable box)

☐ the enclosed cheque for £ . . . . as payment in full, or

☑ an application for finance sufficient to cover the exercise price due on the terms set out overleaf

I confirm that I am exercising the EMI Option as beneficial owner/personal representative of the holder[1] and not as trustee or nominee for any other person

In witness of which I have executed this exercise form as a deed and have delivered it upon dating it.

WE HEREBY CERTIFY
THIS TO BE A TRUE AND
ACCURATE COPY OF
THE ORIGINAL

....Herbert Smith LLP..........
HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS

Date ..04 July 2007........

[1] If you are signing as a legal personal representative of the Optionholder you should lodge a sealed copy of the Probate or Letters of Administration as evidence of your application

SIGNED AS A DEED by)
)
in the presence of)

24 MAY 2007
Date

Name of witness[2] JEREMY DODD

Signature [signature]

Address: LUDALE, 5 DEE BANKS

CHESTER, CH3 5UX

Occupation ACCOUNTANT

Terms and Conditions

Exercise of the EMI Option shall take effect immediately prior to the serving of the call option or the put option notice under the Put and Call Option Agreement (which may only happen after the conditions in the Put and Call Option Agreement have been satisfied)

The optionholder named overleaf hereby agrees with the company with which he/she has his/her contract of employment (the "employer") that, pursuant to section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"), all of the shares in the Company which are acquired pursuant to this Exercise Form (which are employment-related restricted securities by reason of sections 423 and 424 of ITEPA), and their market value, will be treated as if they are not restricted securities for the relevant tax and National Insurance purposes and that sections 425 to 430 of ITEPA do not apply

Should the value of the securities fall following their acquisition, it is possible that income tax and National Insurance contributions (where the securities are Readily Convertible Assets) that would have arisen because of any future chargeable event (in the absence of an election) may be less than the income tax/National Insurance due by reason of this election There is no income tax/ National Insurance relief available should this be the case

The above election shall form Part A of a Joint Election[3] and shall become irrevocable upon the acquisition of the securities to which this election relates In signing this Notice of Exercise (which incorporates the above joint election) the optionholder agrees to be bound by its terms as stated above

The Option Agreement under which the EMI Option was granted shall cease to be valid after the effective date of the exercise of the EMI Option

The Optionholder named overleaf hereby authorises each of the Company and any director of the Company as his/her attorney to execute any documentation required to give effect to the transfer of the shares in the Company acquired on the exercise of the EMI Option to NewCo for the consideration set out overleaf and deliver any document and do any act or thing which the attorney, in his absolute and unfettered discretion considers necessary or desirable in order to give effect to my instructions on this, including, without limitation, the execution of any written resolution of the Company to authorise the grant of any security over its assets by the Company

Subject to the provisions set out below in relation to a loan, a share certificate in respect of the NewCo shares acquired shall be sent to the address set out overleaf within 28 days of the effective date of the restructuring (i e the date on which all of the shares in the Company are transferred to NewCo)

Where the Optionholder named overleaf has applied for finance in order to exercise the EMI Option (the "Loan")

- The Company shall loan sufficient monies in order to cover the exercise price of the EMI Option to the Optionholder and shall, on behalf of the Optionholder, apply such monies in the payment of the exercise price at the time that the EMI Option is exercised
- The Loan shall not bear interest
- The Loan shall be immediately repayable upon the earliest of (i) a flotation of the Company (or other event which provides for the shares acquired pursuant to the exercise of the EMI Option to be sold for cash), (ii) the

[2] The witness should be over 18 years old and not related to you

[3] *Part B of the section 431 ITEPA election (the "Joint Election") shall be entered into by the employer*

Optionholder ceasing to hold employment within the Company's group, and (iii) the 12 month anniversary of the date of exercise of the EMI Option

- The Optionholder hereby authorises the Company as his/her attorney, in default of repayment of the Loan on the terms above to (i) deduct from the Optionholder's salary or other monies whatsoever owed to the Optionholder by the Company such amount as shall be sufficient to discharge the Loan, and/or (ii) take such actions as may be necessary in order to effect a sale of sufficient of the shares acquired by the Optionholder on the exercise of the EMI Option (or NewCo shares representing the same following a transfer of such shares to NewCo) to discharge the Loan and the Optionholder hereby authorises each of the Company and any director of the Company to execute any documentation required to give effect to such sale
- The share certificate in respect of NewCo shares referred to above shall not be sent to the address set out overleaf but shall be retained by the Company until the date on which the Optionholder has discharged the Loan

Where the Optionholder completes this form but does not enclose a cheque sufficient to cover the full exercise price the Optionholder shall be deemed to have applied for a Loan on the terms set out above

The Optionholder hereby confirms that all powers of attorney and authorities herein are given by way of security for the performance of the Optionholder's obligations and are irrevocable in accordance with Section 4 of the Powers of Attorney Act 1971 The Optionholder hereby undertakes to confirm and ratify any action properly or lawfully taken on his/her behalf by any attorney appointed by or pursuant to this document

THIS EXERCISE FORM IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult an independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 or an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom

Words and expressions defined in the Moneysupermarket com Financial Group Limited Share Option Scheme (the "**Scheme**") under which you were granted an EMI option (the "**EMI Option**") have the same meaning in this form unless the context requires otherwise

EMI OPTION EXERCISE FORM

To: **Moneysupermarket.com Financial Group Limited (the "Company")**
Precis (2682) Limited ("NewCo")

I STUART GLENDINNING *(insert name)* with national insurance number NA313337C *(insert national insurance number)* hereby give notice to the Company that I wish to exercise my EMI Option to acquire ..333 ordinary shares in the capital of the Company under the Scheme on the terms set out in this Exercise Form (incorporating the Terms and Conditions overleaf)

I agree that the shares which I acquire on the exercise of my EMI Option shall, immediately following completion of the put and call agreement between NewCo, Simon Nixon and Duncan Cameron dated 17 May 2007 ("**Put and Call Option Agreement**") be transferred to NewCo in consideration of the issue to me of ordinary shares in NewCo in the ratio of one for one

The exercise price of my EMI Option is to be covered by (tick applicable box)

☐ the enclosed cheque for £ as payment in full, or

☑ an application for finance sufficient to cover the exercise price due on the terms set out overleaf

I confirm that I am exercising the EMI Option as beneficial owner/personal representative of the holder[1] and not as trustee or nominee for any other person

In witness of which I have executed this exercise form as a deed and have delivered it upon dating it

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL

....Herbert Smith LLP.......

HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS

Date.. 04 July 2007........

[1] If you are signing as a legal personal representative of the Optionholder you should lodge a sealed copy of the Probate or Letters of Administration as evidence of your application

SIGNED AS A DEED by)
)
in the presence of)

Name of witness[2]

Signature

Address.

Occupation

Terms and Conditions

Exercise of the EMI Option shall take effect immediately prior to the serving of the call option or the put option notice under the Put and Call Option Agreement (which may only happen after the conditions in the Put and Call Option Agreement have been satisfied)

The optionholder named overleaf hereby agrees with the company with which he/she has his/her contract of employment (the "employer") that, pursuant to section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"), all of the shares in the Company which are acquired pursuant to this Exercise Form (which are employment-related restricted securities by reason of sections 423 and 424 of ITEPA), and their market value will be treated as if they are not restricted securities for the relevant tax and National Insurance purposes and that sections 425 to 430 of ITEPA do not apply

Should the value of the securities fall following their acquisition, it is possible that income tax and National Insurance contributions (where the securities are Readily Convertible Assets) that would have arisen because of any future chargeable event (in the absence of an election) may be less than the income tax/National Insurance due by reason of this election There is no income tax/ National Insurance relief available should this be the case

The above election shall form Part A of a Joint Election[3] and shall become irrevocable upon the acquisition of the securities to which this election relates In signing this Notice of Exercise (which incorporates the above joint election) the optionholder agrees to be bound by its terms as stated above

The Option Agreement under which the EMI Option was granted shall cease to be valid after the effective date of the exercise of the EMI Option

The Optionholder named overleaf hereby authorises each of the Company and any director of the Company as his/her attorney to execute any documentation required to give effect to the transfer of the shares in the Company acquired on the exercise of the EMI Option to NewCo for the consideration set out overleaf and deliver any document and do any act or thing which the attorney in his absolute and unfettered discretion considers necessary or desirable in order to give effect to my instructions on this, including, without limitation, the execution of any written resolution of the Company to authorise the grant of any security over its assets by the Company

Subject to the provisions set out below in relation to a loan a share certificate in respect of the NewCo shares acquired shall be sent to the address set out overleaf within 28 days of the effective date of the restructuring (i e the date on which all of the shares in the Company are transferred to NewCo)

Where the Optionholder named overleaf has applied for finance in order to exercise the EMI Option (the "Loan")

- The Company shall loan sufficient monies in order to cover the exercise price of the EMI Option to the Optionholder and shall, on behalf of the Optionholder, apply such monies in the payment of the exercise price at the time that the EMI Option is exercised
- The Loan shall not bear interest
- The Loan shall be immediately repayable upon the earliest of (i) a flotation of the Company (or other event which provides for the shares acquired pursuant to the exercise of the EMI Option to be sold for cash), (ii) the

[2] The witness should be over 18 years old and not related to you

[3] *Part B of the section 431 ITEPA election (the "Joint Election") shall be entered into by the employer*

Optionholder ceasing to hold employment within the Company's group, and (iii) the 12 month anniversary of the date of exercise of the EMI Option

- The Optionholder hereby authorises the Company as his/her attorney, in default of repayment of the Loan on the terms above, to (i) deduct from the Optionholder's salary or other monies whatsoever owed to the Optionholder by the Company such amount as shall be sufficient to discharge the Loan, and/or (ii) take such actions as may be necessary in order to effect a sale of sufficient of the shares acquired by the Optionholder on the exercise of the EMI Option (or NewCo shares representing the same following a transfer of such shares to NewCo) to discharge the Loan and the Optionholder hereby authorises each of the Company and any director of the Company to execute any documentation required to give effect to such sale

- The share certificate in respect of NewCo shares referred to above shall not be sent to the address set out overleaf but shall be retained by the Company until the date on which the Optionholder has discharged the Loan

Where the Optionholder completes this form but does not enclose a cheque sufficient to cover the full exercise price, the Optionholder shall be deemed to have applied for a Loan on the terms set out above

The Optionholder hereby confirms that all powers of attorney and authorities herein are given by way of security for the performance of the Optionholder's obligations and are irrevocable in accordance with Section 4 of the Powers of Attorney Act 1971 The Optionholder hereby undertakes to confirm and ratify any action properly or lawfully taken on his/her behalf by any attorney appointed by or pursuant to this document

THIS EXERCISE FORM IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult an independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 or an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom

Words and expressions defined in the Moneysupermarket com Financial Group Limited Share Option Scheme (the "**Scheme**") under which you were granted an EMI option (the "**EMI Option**") have the same meaning in this form unless the context requires otherwise

EMI OPTION EXERCISE FORM

To: **Moneysupermarket.com Financial Group Limited (the "Company")**
Precis (2682) Limited ("NewCo")

I SEAN THWENY *(insert name)* with national insurance number VM 3117.206 *(insert national insurance number)* hereby give notice to the Company that I wish to exercise my EMI Option to acquire 333 ordinary shares in the capital of the Company under the Scheme on the terms set out in this Exercise Form (incorporating the Terms and Conditions overleaf)

I agree that the shares which I acquire on the exercise of my EMI Option shall, immediately following completion of the put and call agreement between NewCo, Simon Nixon and Duncan Cameron dated 17 May 2007 ("**Put and Call Option Agreement**") be transferred to NewCo in consideration of the issue to me of ordinary shares in NewCo in the ratio of one for one.

The exercise price of my EMI Option is to be covered by (tick applicable box)·

☐ the enclosed cheque for £ as payment in full, or

☑ an application for finance sufficient to cover the exercise price due on the terms set out overleaf

I confirm that I am exercising the EMI Option as beneficial owner/personal representative of the holder[1] and not as trustee or nominee for any other person

In witness of which I have executed this exercise form as a deed and have delivered it upon dating it

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL

Herbert Smith LLP
HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS

Date 04 July 2007

[1] If you are signing as a legal personal representative of the Optionholder you should lodge a sealed copy of the Probate or Letters of Administration as evidence of your application

SIGNED AS A DEED by)
)
in the presence of:) [illegible signature]

Date 25/5/07

Name of witness[2]: [illegible]

Signature [illegible signature]

Address: [illegible]

[illegible]

Occupation [illegible]

Terms and Conditions

Exercise of the EMI Option shall take effect immediately prior to the serving of the call option or the put option notice under the Put and Call Option Agreement (which may only happen after the conditions in the Put and Call Option Agreement have been satisfied)

The optionholder named overleaf hereby agrees with the company with which he/she has his/her contract of employment (the "employer") that pursuant to section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"), all of the shares in the Company which are acquired pursuant to this Exercise Form (which are employment-related restricted securities by reason of sections 423 and 424 of ITEPA), and their market value, will be treated as if they are not restricted securities for the relevant tax and National Insurance purposes and that sections 425 to 430 of ITEPA do not apply

Should the value of the securities fall following their acquisition, it is possible that income tax and National Insurance contributions (where the securities are Readily Convertible Assets) that would have arisen because of any future chargeable event (in the absence of an election) may be less than the income tax/National Insurance due by reason of this election There is no income tax/ National Insurance relief available should this be the case

The above election shall form Part A of a Joint Election[3] and shall become irrevocable upon the acquisition of the securities to which this election relates In signing this Notice of Exercise (which incorporates the above joint election) the optionholder agrees to be bound by its terms as stated above

The Option Agreement under which the EMI Option was granted shall cease to be valid after the effective date of the exercise of the EMI Option

The Optionholder named overleaf hereby authorises each of the Company and any director of the Company as his/her attorney to execute any documentation required to give effect to the transfer of the shares in the Company acquired on the exercise of the EMI Option to NewCo for the consideration set out overleaf and deliver any document and do any act or thing which the attorney, in his absolute and unfettered discretion considers necessary or desirable in order to give effect to my instructions on this, including, without limitation, the execution of any written resolution of the Company to authorise the grant of any security over its assets by the Company

Subject to the provisions set out below in relation to a loan, a share certificate in respect of the NewCo shares acquired shall be sent to the address set out overleaf within 28 days of the effective date of the restructuring (i e the date on which all of the shares in the Company are transferred to NewCo)

Where the Optionholder named overleaf has applied for finance in order to exercise the EMI Option (the "Loan")

- The Company shall loan sufficient monies in order to cover the exercise price of the EMI Option to the Optionholder and shall, on behalf of the Optionholder, apply such monies in the payment of the exercise price at the time that the EMI Option is exercised
- The Loan shall not bear interest
- The Loan shall be immediately repayable upon the earliest of (i) a flotation of the Company (or other event which provides for the shares acquired pursuant to the exercise of the EMI Option to be sold for cash), (ii) the

[2] The witness should be over 18 years old and not related to you

[3] *Part B of the section 431 ITEPA election (the "Joint Election") shall be entered into by the employer*

Optionholder ceasing to hold employment within the Company's group, and (iii) the 12 month anniversary of the date of exercise of the EMI Option

- The Optionholder hereby authorises the Company as his/her attorney, in default of repayment of the Loan on the terms above, to (i) deduct from the Optionholder's salary or other monies whatsoever owed to the Optionholder by the Company such amount as shall be sufficient to discharge the Loan, and/or (ii) take such actions as may be necessary in order to effect a sale of sufficient of the shares acquired by the Optionholder on the exercise of the EMI Option (or NewCo shares representing the same following a transfer of such shares to NewCo) to discharge the Loan and the Optionholder hereby authorises each of the Company and any director of the Company to execute any documentation required to give effect to such sale

- The share certificate in respect of NewCo shares referred to above shall not be sent to the address set out overleaf but shall be retained by the Company until the date on which the Optionholder has discharged the Loan

Where the Optionholder completes this form but does not enclose a cheque sufficient to cover the full exercise price, the Optionholder shall be deemed to have applied for a Loan on the terms set out above

The Optionholder hereby confirms that all powers of attorney and authorities herein are given by way of security for the performance of the Optionholder's obligations and are irrevocable in accordance with Section 4 of the Powers of Attorney Act 1971 The Optionholder hereby undertakes to confirm and ratify any action properly or lawfully taken on his/her behalf by any attorney appointed by or pursuant to this document

THIS EXERCISE FORM IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult an independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 or an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom

Words and expressions defined in the Moneysupermarket com Financial Group Limited Share Option Scheme (the "**Scheme**") under which you were granted an EMI option (the "**EMI Option**") have the same meaning in this form unless the context requires otherwise

EMI OPTION EXERCISE FORM

To: Moneysupermarket.com Financial Group Limited (the "Company")
Precis (2682) Limited ("NewCo")

I CHRIS NIXON .. *(insert name)* with national insurance number .NZ094913 *(insert national insurance number)* hereby give notice to the Company that I wish to exercise my EMI Option to acquire 333 . ordinary shares in the capital of the Company under the Scheme on the terms set out in this Exercise Form (incorporating the Terms and Conditions overleaf)

I agree that the shares which I acquire on the exercise of my EMI Option shall, immediately following completion of the put and call agreement between NewCo, Simon Nixon and Duncan Cameron dated 17 May 2007 ("**Put and Call Option Agreement**") be transferred to NewCo in consideration of the issue to me of ordinary shares in NewCo in the ratio of one for one

The exercise price of my EMI Option is to be covered by (tick applicable box)

☐ the enclosed cheque for £ as payment in full, or

☑ an application for finance sufficient to cover the exercise price due on the terms set out overleaf

I confirm that I am exercising the EMI Option as beneficial owner/personal representative of the holder[1] and not as trustee or nominee for any other person

In witness of which I have executed this exercise form as a deed and have delivered it upon dating it.

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL

...Herbert Smith LLP........
HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS

Date..04 July 2007.......

[1] If you are signing as a legal personal representative of the Optionholder you should lodge a sealed copy of the Probate or Letters of Administration as evidence of your application

SIGNED AS A DEED by)
)
in the presence of)

Date 23/5/07.

Name of witness[2] JEREMY DODD

Signature [signature]

Address CURZON 12 DEE BANKS
CHESTER CH3 5UX

Occupation ACCOUNTANT

Terms and Conditions

Exercise of the EMI Option shall take effect immediately prior to the serving of the call option or the put option notice under the Put and Call Option Agreement (which may only happen after the conditions in the Put and Call Option Agreement have been satisfied)

The optionholder named overleaf hereby agrees with the company with which he/she has his/her contract of employment (the "employer") that, pursuant to section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"), all of the shares in the Company which are acquired pursuant to this Exercise Form (which are employment-related restricted securities by reason of sections 423 and 424 of ITEPA), and their market value, will be treated as if they are not restricted securities for the relevant tax and National Insurance purposes and that sections 425 to 430 of ITEPA do not apply

Should the value of the securities fall following their acquisition, it is possible that income tax and National Insurance contributions (where the securities are Readily Convertible Assets) that would have arisen because of any future chargeable event (in the absence of an election) may be less than the income tax/National Insurance due by reason of this election There is no income tax/ National Insurance relief available should this be the case

The above election shall form Part A of a Joint Election[3] and shall become irrevocable upon the acquisition of the securities to which this election relates In signing this Notice of Exercise (which incorporates the above joint election) the optionholder agrees to be bound by its terms as stated above

The Option Agreement under which the EMI Option was granted shall cease to be valid after the effective date of the exercise of the EMI Option

The Optionholder named overleaf hereby authorises each of the Company and any director of the Company as his/her attorney to execute any documentation required to give effect to the transfer of the shares in the Company acquired on the exercise of the EMI Option to NewCo for the consideration set out overleaf and deliver any document and do any act or thing which the attorney, in his absolute and unfettered discretion considers necessary or desirable in order to give effect to my instructions on this, including, without limitation, the execution of any written resolution of the Company to authorise the grant of any security over its assets by the Company

Subject to the provisions set out below in relation to a loan a share certificate in respect of the NewCo shares acquired shall be sent to the address set out overleaf within 28 days of the effective date of the restructuring (i e the date on which all of the shares in the Company are transferred to NewCo)

Where the Optionholder named overleaf has applied for finance in order to exercise the EMI Option (the "Loan")

- The Company shall loan sufficient monies in order to cover the exercise price of the EMI Option to the Optionholder and shall, on behalf of the Optionholder, apply such monies in the payment of the exercise price at the time that the EMI Option is exercised
- The Loan shall not bear interest
- The Loan shall be immediately repayable upon the earliest of (i) a flotation of the Company (or other event which provides for the shares acquired pursuant to the exercise of the EMI Option to be sold for cash), (ii) the

[2] The witness should be over 18 years old and not related to you

[3] *Part B of the section 431 ITEPA election (the "Joint Election") shall be entered into by the employer*

Optionholder ceasing to hold employment within the Company's group, and (iii) the 12 month anniversary of the date of exercise of the EMI Option

- The Optionholder hereby authorises the Company as his/her attorney, in default of repayment of the Loan on the terms above, to (i) deduct from the Optionholder's salary or other monies whatsoever owed to the Optionholder by the Company such amount as shall be sufficient to discharge the Loan, and/or (ii) take such actions as may be necessary in order to effect a sale of sufficient of the shares acquired by the Optionholder on the exercise of the EMI Option (or NewCo shares representing the same following a transfer of such shares to NewCo) to discharge the Loan and the Optionholder hereby authorises each of the Company and any director of the Company to execute any documentation required to give effect to such sale
- The share certificate in respect of NewCo shares referred to above shall not be sent to the address set out overleaf but shall be retained by the Company until the date on which the Optionholder has discharged the Loan

Where the Optionholder completes this form but does not enclose a cheque sufficient to cover the full exercise price the Optionholder shall be deemed to have applied for a Loan on the terms set out above

The Optionholder hereby confirms that all powers of attorney and authorities herein are given by way of security for the performance of the Optionholder's obligations and are irrevocable in accordance with Section 4 of the Powers of Attorney Act 1971 The Optionholder hereby undertakes to confirm and ratify any action properly or lawfully taken on his/her behalf by any attorney appointed by or pursuant to this document

THIS EXERCISE FORM IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult an independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 or an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom

Words and expressions defined in the Moneysupermarket com Financial Group Limited Share Option Scheme (the "**Scheme**") under which you were granted an EMI option (the "**EMI Option**") have the same meaning in this form unless the context requires otherwise

EMI OPTION EXERCISE FORM

To: Moneysupermarket.com Financial Group Limited (the "Company")
Precis (2682) Limited ("NewCo")

I ALAN CROFTS (*insert name*) with national insurance number WKA11235A . (*insert national insurance number*) hereby give notice to the Company that I wish to exercise my EMI Option to acquire 75 . ordinary shares in the capital of the Company under the Scheme on the terms set out in this Exercise Form (incorporating the Terms and Conditions overleaf).

I agree that the shares which I acquire on the exercise of my EMI Option shall, immediately following completion of the put and call agreement between NewCo, Simon Nixon and Duncan Cameron dated 17 May 2007 (**"Put and Call Option Agreement"**) be transferred to NewCo in consideration of the issue to me of ordinary shares in NewCo in the ratio of one for one

The exercise price of my EMI Option is to be covered by (tick applicable box)

☐ the enclosed cheque for £. as payment in full, or

☑ an application for finance sufficient to cover the exercise price due on the terms set out overleaf

I confirm that I am exercising the EMI Option as beneficial owner/personal representative of the holder[1] and not as trustee or nominee for any other person

In witness of which I have executed this exercise form as a deed and have delivered it upon dating it.

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL
....Herbert Smith LLP.......
HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS
Date..04 July 2007........

[1] If you are signing as a legal personal representative of the Optionholder you should lodge a sealed copy of the Probate or Letters of Administration as evidence of your application

SIGNED AS A DEED by)
)
in the presence of)

Date 25 May 2007

Name of witness[2] JEREMY DODD

Signature

Address ??DALE, L DEE BANKS
CHESTER CH3 5UX

Occupation. ACCOUNTANT

Terms and Conditions

Exercise of the EMI Option shall take effect immediately prior to the serving of the call option or the put option notice under the Put and Call Option Agreement (which may only happen after the conditions in the Put and Call Option Agreement have been satisfied)

The optionholder named overleaf hereby agrees with the company with which he/she has his/her contract of employment (the "employer") that, pursuant to section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"), all of the shares in the Company which are acquired pursuant to this Exercise Form (which are employment-related restricted securities by reason of sections 423 and 424 of ITEPA) and their market value will be treated as if they are not restricted securities for the relevant tax and National Insurance purposes and that sections 425 to 430 of ITEPA do not apply

Should the value of the securities fall following their acquisition, it is possible that income tax and National Insurance contributions (where the securities are Readily Convertible Assets) that would have arisen because of any future chargeable event (in the absence of an election) may be less than the income tax/National Insurance due by reason of this election There is no income tax/ National Insurance relief available should this be the case

The above election shall form Part A of a Joint Election[3] and shall become irrevocable upon the acquisition of the securities to which this election relates In signing this Notice of Exercise (which incorporates the above joint election) the optionholder agrees to be bound by its terms as stated above

The Option Agreement under which the EMI Option was granted shall cease to be valid after the effective date of the exercise of the EMI Option

The Optionholder named overleaf hereby authorises each of the Company and any director of the Company as his/her attorney to execute any documentation required to give effect to the transfer of the shares in the Company acquired on the exercise of the EMI Option to NewCo for the consideration set out overleaf and deliver any document and do any act or thing which the attorney, in his absolute and unfettered discretion considers necessary or desirable in order to give effect to my instructions on this, including, without limitation, the execution of any written resolution of the Company to authorise the grant of any security over its assets by the Company

Subject to the provisions set out below in relation to a loan, a share certificate in respect of the NewCo shares acquired shall be sent to the address set out overleaf within 28 days of the effective date of the restructuring (i e the date on which all of the shares in the Company are transferred to NewCo)

Where the Optionholder named overleaf has applied for finance in order to exercise the EMI Option (the "Loan")

- The Company shall loan sufficient monies in order to cover the exercise price of the EMI Option to the Optionholder and shall, on behalf of the Optionholder, apply such monies in the payment of the exercise price at the time that the EMI Option is exercised
- The Loan shall not bear interest
- The Loan shall be immediately repayable upon the earliest of (i) a flotation of the Company (or other event which provides for the shares acquired pursuant to the exercise of the EMI Option to be sold for cash), (ii) the

[2] The witness should be over 18 years old and not related to you

[3] *Part B of the section 431 ITEPA election (the "Joint Election") shall be entered into by the employer*

Optionholder ceasing to hold employment within the Company's group, and (iii) the 12 month anniversary of the date of exercise of the EMI Option

- The Optionholder hereby authorises the Company as his/her attorney, in default of repayment of the Loan on the terms above, to (i) deduct from the Optionholder's salary or other monies whatsoever owed to the Optionholder by the Company such amount as shall be sufficient to discharge the Loan, and/or (ii) take such actions as may be necessary in order to effect a sale of sufficient of the shares acquired by the Optionholder on the exercise of the EMI Option (or NewCo shares representing the same following a transfer of such shares to NewCo) to discharge the Loan and the Optionholder hereby authorises each of the Company and any director of the Company to execute any documentation required to give effect to such sale

- The share certificate in respect of NewCo shares referred to above shall not be sent to the address set out overleaf but shall be retained by the Company until the date on which the Optionholder has discharged the Loan

Where the Optionholder completes this form but does not enclose a cheque sufficient to cover the full exercise price, the Optionholder shall be deemed to have applied for a Loan on the terms set out above

The Optionholder hereby confirms that all powers of attorney and authorities herein are given by way of security for the performance of the Optionholder's obligations and are irrevocable in accordance with Section 4 of the Powers of Attorney Act 1971 The Optionholder hereby undertakes to confirm and ratify any action properly or lawfully taken on his/her behalf by any attorney appointed by or pursuant to this document.

THIS EXERCISE FORM IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. *If you are in any doubt about the action you should take, you should consult an independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 or an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom*

Words and expressions defined in the Moneysupermarket com Financial Group Limited Share Option Scheme (the "**Scheme**") under which you were granted an EMI option (the "**EMI Option**") have the same meaning in this form unless the context requires otherwise

EMI OPTION EXERCISE FORM

To: Moneysupermarket.com Financial Group Limited (the "Company")
Precis (2682) Limited ("NewCo")

I, MICKY INGHAM (*insert name*) with national insurance number WM634270D (*insert national insurance number*) hereby give notice to the Company that I wish to exercise my EMI Option to acquire 53 ordinary shares in the capital of the Company under the Scheme on the terms set out in this Exercise Form (incorporating the Terms and Conditions overleaf)

I agree that the shares which I acquire on the exercise of my EMI Option shall, immediately following completion of the put and call agreement between NewCo, Simon Nixon and Duncan Cameron dated 17 May 2007 ("**Put and Call Option Agreement**") be transferred to NewCo in consideration of the issue to me of ordinary shares in NewCo in the ratio of one for one

The exercise price of my EMI Option is to be covered by (tick applicable box)

☐ the enclosed cheque for £ as payment in full; or

☑ an application for finance sufficient to cover the exercise price due on the terms set out overleaf

I confirm that I am exercising the EMI Option as beneficial owner/personal representative of the holder[1] and not as trustee or nominee for any other person

In witness of which I have executed this exercise form as a deed and have delivered it upon dating it

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL
Herbert Smith LLP
HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS
Date 04 July 2007

[1] If you are signing as a legal personal representative of the Optionholder you should lodge a sealed copy of the Probate or Letters of Administration as evidence of your application

SIGNED AS A DEED by)
)
in the presence of)

Date. 28 MAY 2007

Name of witness[2] JEREMY DODD

Signature.

Address: LUDALE, 6 DEE BANKS
CHESTER. CH3. 5UX

Occupation ACCOUNTANT

Terms and Conditions

Exercise of the EMI Option shall take effect immediately prior to the serving of the call option or the put option notice under the Put and Call Option Agreement (which may only happen after the conditions in the Put and Call Option Agreement have been satisfied)

The optionholder named overleaf hereby agrees with the company with which he/she has his/her contract of employment (the "employer") that, pursuant to section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"), all of the shares in the Company which are acquired pursuant to this Exercise Form (which are employment-related restricted securities by reason of sections 423 and 424 of ITEPA), and their market value, will be treated as if they are not restricted securities for the relevant tax and National Insurance purposes and that sections 425 to 430 of ITEPA do not apply

Should the value of the securities fall following their acquisition, it is possible that income tax and National Insurance contributions (where the securities are Readily Convertible Assets) that would have arisen because of any future chargeable event (in the absence of an election) may be less than the income tax/National Insurance due by reason of this election There is no income tax/ National Insurance relief available should this be the case

The above election shall form Part A of a Joint Election[3] and shall become irrevocable upon the acquisition of the securities to which this election relates In signing this Notice of Exercise (which incorporates the above joint election) the optionholder agrees to be bound by its terms as stated above

The Option Agreement under which the EMI Option was granted shall cease to be valid after the effective date of the exercise of the EMI Option

The Optionholder named overleaf hereby authorises each of the Company and any director of the Company as his/her attorney to execute any documentation required to give effect to the transfer of the shares in the Company acquired on the exercise of the EMI Option to NewCo for the consideration set out overleaf and deliver any document and do any act or thing which the attorney, in his absolute and unfettered discretion considers necessary or desirable in order to give effect to my instructions on this, including, without limitation, the execution of any written resolution of the Company to authorise the grant of any security over its assets by the Company

Subject to the provisions set out below in relation to a loan, a share certificate in respect of the NewCo shares acquired shall be sent to the address set out overleaf within 28 days of the effective date of the restructuring (i e the date on which all of the shares in the Company are transferred to NewCo)

Where the Optionholder named overleaf has applied for finance in order to exercise the EMI Option (the "Loan")

- The Company shall loan sufficient monies in order to cover the exercise price of the EMI Option to the Optionholder and shall on behalf of the Optionholder apply such monies in the payment of the exercise price at the time that the EMI Option is exercised
- The Loan shall not bear interest
- The Loan shall be immediately repayable upon the earliest of (i) a flotation of the Company (or other event which provides for the shares acquired pursuant to the exercise of the EMI Option to be sold for cash) (ii) the

[2] The witness should be over 18 years old and not related to you

[3] *Part B of the section 431 ITEPA election (the "Joint Election") shall be entered into by the employer*

Optionholder ceasing to hold employment within the Company's group, and (iii) the 12 month anniversary of the date of exercise of the EMI Option

- The Optionholder hereby authorises the Company as his/her attorney, in default of repayment of the Loan on the terms above, to (i) deduct from the Optionholder's salary or other monies whatsoever owed to the Optionholder by the Company such amount as shall be sufficient to discharge the Loan, and/or (ii) take such actions as may be necessary in order to effect a sale of sufficient of the shares acquired by the Optionholder on the exercise of the EMI Option (or NewCo shares representing the same following a transfer of such shares to NewCo) to discharge the Loan and the Optionholder hereby authorises each of the Company and any director of the Company to execute any documentation required to give effect to such sale

- The share certificate in respect of NewCo shares referred to above shall not be sent to the address set out overleaf but shall be retained by the Company until the date on which the Optionholder has discharged the Loan

Where the Optionholder completes this form but does not enclose a cheque sufficient to cover the full exercise price, the Optionholder shall be deemed to have applied for a Loan on the terms set out above

The Optionholder hereby confirms that all powers of attorney and authorities herein are given by way of security for the performance of the Optionholder's obligations and are irrevocable in accordance with Section 4 of the Powers of Attorney Act 1971 The Optionholder hereby undertakes to confirm and ratify any action properly or lawfully taken on his/her behalf by any attorney appointed by or pursuant to this document

THIS EXERCISE FORM IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. *If you are in any doubt about the action you should take*, you should consult an independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 or an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom

Words and expressions defined in the Moneysupermarket com Financial Group Limited Share Option Scheme (the "**Scheme**") under which you were granted an EMI option (the "**EMI Option**") have the same meaning in this form unless the context requires otherwise

EMI OPTION EXERCISE FORM

To: Moneysupermarket.com Financial Group Limited (the "Company")
Precis (2682) Limited ("NewCo")

I JEREMY DODD . *(insert name)* with national insurance number /L14O1S3C *(insert national insurance number)* hereby give notice to the Company that I wish to exercise my EMI Option to acquire 175 ordinary shares in the capital of the Company under the Scheme on the terms set out in this Exercise Form (*incorporating the Terms and Conditions overleaf)*

I agree that the shares which I acquire on the exercise of my EMI Option shall, immediately following completion of the put and call agreement between NewCo, Simon Nixon and Duncan Cameron dated 17 May 2007 ("**Put and Call Option Agreement**") be transferred to NewCo in consideration of the issue to me of ordinary shares in NewCo in the ratio of one for one

The exercise price of my EMI Option is to be covered by (tick applicable box):

☐ the enclosed cheque for £ as payment in full, or

☑ an application for finance sufficient to cover the exercise price due on the *terms set out* overleaf

I confirm that I am exercising the EMI Option as beneficial owner/personal representative of the holder[1] and not as trustee or nominee for any other person

In witness of which I have executed this exercise form as a deed and have delivered it upon dating it

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL
Herbert Smith LLP
HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS
Date 09 July 2007

[1] If you are signing as a legal personal representative of the Optionholder you should lodge a sealed copy of the Probate or Letters of Administration as evidence of your application

SIGNED AS A DEED by)

)

in the presence of:)

Date 23 MAY 2007

Name of witness[2]

Signature:

Address: 7 WILLOW GROVE

BUCKLEY CH7 3NR

Occupation: ACCOUNTANT

Terms and Conditions

Exercise of the EMI Option shall take effect immediately prior to the serving of the call option or the put option notice under the Put and Call Option Agreement (which may only happen after the conditions in the Put and Call Option Agreement have been satisfied)

The optionholder named overleaf hereby agrees with the company with which he/she has his/her contract of employment (the "employer") that, pursuant to section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"), all of the shares in the Company which are acquired pursuant to this Exercise Form (which are employment-related restricted securities by reason of sections 423 and 424 of ITEPA), and their market value, will be treated as if they are not restricted securities for the relevant tax and National Insurance purposes and that sections 425 to 430 of ITEPA do not apply

Should the value of the securities fall following their acquisition, it is possible that income tax and National Insurance contributions (where the securities are Readily Convertible Assets) that would have arisen because of any future chargeable event (in the absence of an election) may be less than the income tax/National Insurance due by reason of this election There is no income tax/ National Insurance relief available should this be the case

The above election shall form Part A of a Joint Election[3] and shall become irrevocable upon the acquisition of the securities to which this election relates In signing this Notice of Exercise (which incorporates the above joint election) the optionholder agrees to be bound by its terms as stated above

The Option Agreement under which the EMI Option was granted shall cease to be valid after the effective date of the exercise of the EMI Option

The Optionholder named overleaf hereby authorises each of the Company and any director of the Company as his/her attorney to execute any documentation required to give effect to the transfer of the shares in the Company acquired on the exercise of the EMI Option to NewCo for the consideration set out overleaf and deliver any document and do any act or thing which the attorney in his absolute and unfettered discretion considers necessary or desirable in order to give effect to my instructions on this, including, without limitation, the execution of any written resolution of the Company to authorise the grant of any security over its assets by the Company

Subject to the provisions set out below in relation to a loan, a share certificate in respect of the NewCo shares acquired shall be sent to the address set out overleaf within 28 days of the effective date of the restructuring (i e the date on which all of the shares in the Company are transferred to NewCo)

Where the Optionholder named overleaf has applied for finance in order to exercise the EMI Option (the "Loan")

- The Company shall loan sufficient monies in order to cover the exercise price of the EMI Option to the Optionholder and shall, on behalf of the Optionholder, apply such monies in the payment of the exercise price at the time that the EMI Option is exercised
- The Loan shall not bear interest
- The Loan shall be immediately repayable upon the earliest of (i) a flotation of the Company (or other event which provides for the shares acquired pursuant to the exercise of the EMI Option to be sold for cash) (ii) the

[2] The witness should be over 18 years old and not related to you

[3] *Part B of the section 431 ITEPA election (the "Joint Election") shall be entered into by the employer*

Optionholder ceasing to hold employment within the Company's group, and (iii) the 12 month anniversary of the date of exercise of the EMI Option

- The Optionholder hereby authorises the Company as his/her attorney, in default of repayment of the Loan on the terms above, to (i) deduct from the Optionholder's salary or other monies whatsoever owed to the Optionholder by the Company such amount as shall be sufficient to discharge the Loan, and/or (ii) take such actions as may be necessary in order to effect a sale of sufficient of the shares acquired by the Optionholder on the exercise of the EMI Option (or NewCo shares representing the same following a transfer of such shares to NewCo) to discharge the Loan and the Optionholder hereby authorises each of the Company and any director of the Company to execute any documentation required to give effect to such sale

- The share certificate in respect of NewCo shares referred to above shall not be sent to the address set out overleaf but shall be retained by the Company until the date on which the Optionholder has discharged the Loan

Where the Optionholder completes this form but does not enclose a cheque sufficient to cover the full exercise price, the Optionholder shall be deemed to have applied for a Loan on the terms set out above

The Optionholder hereby confirms that all powers of attorney and authorities herein are given by way of security for the performance of the Optionholder's obligations and are irrevocable in accordance with Section 4 of the Powers of Attorney Act 1971 The Optionholder hereby undertakes to confirm and ratify any action properly or lawfully taken on his/her behalf by any attorney appointed by or pursuant to this document

THIS EXERCISE FORM IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult an independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 or an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom

Words and expressions defined in the Moneysupermarket com Financial Group Limited Share Option Scheme (the "**Scheme**") under which you were granted an EMI option (the "**EMI Option**") have the same meaning in this form unless the context requires otherwise

EMI OPTION EXERCISE FORM

To: **Moneysupermarket.com Financial Group Limited (the "Company")**
Precis (2682) Limited ("NewCo")

I PAUL DOUGHTY . . (*insert name*) with national insurance number NR032409D (*insert national insurance number*) hereby give notice to the Company that I wish to exercise my EMI Option to acquire . 327 . ordinary shares in the capital of the Company under the Scheme on the terms set out in this Exercise Form (incorporating the Terms and Conditions overleaf)

I agree that the shares which I acquire on the exercise of my EMI Option shall, immediately following completion of the put and call agreement between NewCo, Simon Nixon and Duncan Cameron dated 17 May 2007 ("**Put and Call Option Agreement**") be transferred to NewCo in consideration of the issue to me of ordinary shares in NewCo in the ratio of one for one

The exercise price of my EMI Option is to be covered by (tick applicable box)

☑ the enclosed cheque for £ 93,100 as payment in full, or

☐ an application for finance sufficient to cover the exercise price due on the terms set out overleaf

I confirm that I am exercising the EMI Option as beneficial owner/personal representative of the holder[1] and not as trustee or nominee for any other person

In witness of which I have executed this exercise form as a deed and have delivered it upon dating it

WE HEREBY CERTIFY
THIS TO BE A TRUE AND
ACCURATE COPY OF
THE ORIGINAL
Herbert Smith LLP
HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS
Date 04 July 2007

[1] If you are signing as a legal personal representative of the Optionholder you should lodge a sealed copy of the Probate or Letters of Administration as evidence of your application

10/7719361_4

1

SIGNED AS A DEED by)
)
in the presence of)

[illegible]

Date 23/08/2007

Name of witness[2]. [illegible]

Signature [illegible]

Address 12 [illegible]

[illegible] Manchester

Occupation Solicitor

Terms and Conditions

Exercise of the EMI Option shall take effect immediately prior to the serving of the call option or the put option notice under the Put and Call Option Agreement (which may only happen after the conditions in the Put and Call Option Agreement have been satisfied)

The optionholder named overleaf hereby agrees with the company with which he/she has his/her contract of employment (the "employer") that pursuant to section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"), all of the shares in the Company which are acquired pursuant to this Exercise Form (which are employment-related restricted securities by reason of sections 423 and 424 of ITEPA), and their market value, will be treated as if they are not restricted securities for the relevant tax and National Insurance purposes and that sections 425 to 430 of ITEPA do not apply

Should the value of the securities fall following their acquisition, it is possible that income tax and National Insurance contributions (where the securities are Readily Convertible Assets) that would have arisen because of any future chargeable event (in the absence of an election) may be less than the income tax/National Insurance due by reason of this election There is no income tax/ National Insurance relief available should this be the case

The above election shall form Part A of a Joint Election[3] and shall become irrevocable upon the acquisition of the securities to which this election relates In signing this Notice of Exercise (which incorporates the above joint election) the optionholder agrees to be bound by its terms as stated above

The Option Agreement under which the EMI Option was granted shall cease to be valid after the effective date of the exercise of the EMI Option

The Optionholder named overleaf hereby authorises each of the Company and any director of the Company as his/her attorney to execute any documentation required to give effect to the transfer of the shares in the Company acquired on the exercise of the EMI Option to NewCo for the consideration set out overleaf and deliver any document and do any act or thing which the attorney, in his absolute and unfettered discretion considers necessary or desirable in order to give effect to my instructions on this, including, without limitation the execution of any written resolution of the Company to authorise the grant of any security over its assets by the Company

Subject to the provisions set out below in relation to a loan, a share certificate in respect of the NewCo shares acquired shall be sent to the address set out overleaf within 28 days of the effective date of the restructuring (i e the date on which all of the shares in the Company are transferred to NewCo)

Where the Optionholder named overleaf has applied for finance in order to exercise the EMI Option (the "Loan")

- The Company shall loan sufficient monies in order to cover the exercise price of the EMI Option to the Optionholder and shall, on behalf of the Optionholder, apply such monies in the payment of the exercise price at the time that the EMI Option is exercised
- The Loan shall not bear interest
- The Loan shall be immediately repayable upon the earliest of (i) a flotation of the Company (or other event which provides for the shares acquired pursuant to the exercise of the EMI Option to be sold for cash), (ii) the

---

[2] The witness should be over 18 years old and not related to you

[3] *Part B of the section 431 ITEPA election (the "Joint Election") shall be entered into by the employer*

Optionholder ceasing to hold employment within the Company's group, and (iii) the 12 month anniversary of the date of exercise of the EMI Option

- The Optionholder hereby authorises the Company as his/her attorney, in default of repayment of the Loan on the terms above, to (i) deduct from the Optionholder's salary or other monies whatsoever owed to the Optionholder by the Company such amount as shall be sufficient to discharge the Loan, and/or (ii) take such actions as may be necessary in order to effect a sale of sufficient of the shares acquired by the Optionholder on the exercise of the EMI Option (or NewCo shares representing the same following a transfer of such shares to NewCo) to discharge the Loan and the Optionholder hereby authorises each of the Company and any director of the Company to execute any documentation required to give effect to such sale

- The share certificate in respect of NewCo shares referred to above shall not be sent to the address set out overleaf but shall be retained by the Company until the date on which the Optionholder has discharged the Loan

Where the Optionholder completes this form but does not enclose a cheque sufficient to cover the full exercise price, the Optionholder shall be deemed to have applied for a Loan on the terms set out above

The Optionholder hereby confirms that all powers of attorney and authorities herein are given by way of security for the performance of the Optionholder's obligations and are irrevocable in accordance with Section 4 of the Powers of Attorney Act 1971 The Optionholder hereby undertakes to confirm and ratify any action properly or lawfully taken on his/her behalf by any attorney appointed by or pursuant to this document

THIS EXERCISE FORM IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult an independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 or an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom

Words and expressions defined in the Moneysupermarket com Financial Group Limited Share Option Scheme (the "**Scheme**") under which you were granted an EMI option (the "**EMI Option**") have the same meaning in this form unless the context requires otherwise

EMI OPTION EXERCISE FORM

To: Moneysupermarket.com Financial Group Limited (the "Company")
Precis (2682) Limited ("NewCo")

I JAMES CLARKE . *(insert name)* with national insurance number JE615453C *(insert national insurance number)* hereby give notice to the Company that I wish to exercise my EMI Option to acquire 55 ordinary shares in the capital of the Company under the Scheme on the terms set out in this Exercise Form (incorporating the Terms and Conditions overleaf)

I agree that the shares which I acquire on the exercise of my EMI Option shall, immediately following completion of the put and call agreement between NewCo, Simon Nixon and Duncan Cameron dated 17 May 2007 ("**Put and Call Option Agreement**") be transferred to NewCo in consideration of the issue to me of ordinary shares in NewCo in the ratio of one for one

The exercise price of my EMI Option is to be covered by (tick applicable box)

☐ the enclosed cheque for £ as payment in full, or

☑ an application for finance sufficient to cover the exercise price due on the terms set out overleaf

I confirm that I am exercising the EMI Option as beneficial owner/personal representative of the holder[1] and not as trustee or nominee for any other person

In witness of which I have executed this exercise form as a deed and have delivered it upon dating it

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL

....Herbert Smith LLP.....
HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS

Date..04 July 2007.........

[1] If you are signing as a legal personal representative of the Optionholder you should lodge a sealed copy of the Probate or Letters of Administration as evidence of your application

SIGNED AS A DEED by)
)
in the presence of)

Date: 23-may-07

Name of witness[2]: JEREMY DODD

Signature.

Address: CUDALE .. L. DEE BANKS CHESTER CH3 5UX

Occupation: ACCOUNTANT

Terms and Conditions

Exercise of the EMI Option shall take effect immediately prior to the serving of the call option or the put option notice under the Put and Call Option Agreement (which may only happen after the conditions in the Put and Call Option Agreement have been satisfied)

The optionholder named overleaf hereby agrees with the company with which he/she has his/her contract of employment (the "employer") that, pursuant to section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"), all of the shares in the Company which are acquired pursuant to this Exercise Form (which are employment-related restricted securities by reason of sections 423 and 424 of ITEPA), and their market value, will be treated as if they are not restricted securities for the relevant tax and National Insurance purposes and that sections 425 to 430 of ITEPA do not apply

Should the value of the securities fall following their acquisition, it is possible that income tax and National Insurance contributions (where the securities are Readily Convertible Assets) that would have arisen because of any future chargeable event (in the absence of an election) may be less than the income tax/National Insurance due by reason of this election There is no income tax/ National Insurance relief available should this be the case

The above election shall form Part A of a Joint Election[3] and shall become irrevocable upon the acquisition of the securities to which this election relates In signing this Notice of Exercise (which incorporates the above joint election) the optionholder agrees to be bound by its terms as stated above

The Option Agreement under which the EMI Option was granted shall cease to be valid after the effective date of the exercise of the EMI Option

The Optionholder named overleaf hereby authorises each of the Company and any director of the Company as his/her attorney to execute any documentation required to give effect to the transfer of the shares in the Company acquired on the exercise of the EMI Option to NewCo for the consideration set out overleaf and deliver any document and do any act or thing which the attorney, in his absolute and unfettered discretion considers necessary or desirable in order to give effect to my instructions on this, including, without limitation, the execution of any written resolution of the Company to authorise the grant of any security over its assets by the Company

Subject to the provisions set out below in relation to a loan a share certificate in respect of the NewCo shares acquired shall be sent to the address set out overleaf within 28 days of the effective date of the restructuring (i e the date on which all of the shares in the Company are transferred to NewCo)

Where the Optionholder named overleaf has applied for finance in order to exercise the EMI Option (the "Loan")

- The Company shall loan sufficient monies in order to cover the exercise price of the EMI Option to the Optionholder and shall, on behalf of the Optionholder apply such monies in the payment of the exercise price at the time that the EMI Option is exercised
- The Loan shall not bear interest
- The Loan shall be immediately repayable upon the earliest of (i) a flotation of the Company (or other event which provides for the shares acquired pursuant to the exercise of the EMI Option to be sold for cash), (ii) the

[2] The witness should be over 18 years old and not related to you

[3] *Part B of the section 431 ITEPA election (the "Joint Election") shall be entered into by the employer*

Optionholder ceasing to hold employment within the Company's group, and (iii) the 12 month anniversary of the date of exercise of the EMI Option

- The Optionholder hereby authorises the Company as his/her attorney, in default of repayment of the Loan on the terms above, to (i) deduct from the Optionholder's salary or other monies whatsoever owed to the Optionholder by the Company such amount as shall be sufficient to discharge the Loan, and/or (ii) take such actions as may be necessary in order to effect a sale of sufficient of the shares acquired by the Optionholder on the exercise of the EMI Option (or NewCo shares representing the same following a transfer of such shares to NewCo) to discharge the Loan and the Optionholder hereby authorises each of the Company and any director of the Company to execute any documentation required to give effect to such sale

- The share certificate in respect of NewCo shares referred to above shall not be sent to the address set out overleaf but shall be retained by the Company until the date on which the Optionholder has discharged the Loan

Where the Optionholder completes this form but does not enclose a cheque sufficient to cover the full exercise price the Optionholder shall be deemed to have applied for a Loan on the terms set out above

The Optionholder hereby confirms that all powers of attorney and authorities herein are given by way of security for the performance of the Optionholder's obligations and are irrevocable in accordance with Section 4 of the Powers of Attorney Act 1971 The Optionholder hereby undertakes to confirm and ratify any action properly or lawfully taken on his/her behalf by any attorney appointed by or pursuant to this document

THIS EXERCISE FORM IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult an independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 or an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

Words and expressions defined in the Moneysupermarket com Financial Group Limited Share Option Scheme (the "**Scheme**") under which you were granted an EMI option (the "**EMI Option**") have the same meaning in this form unless the context requires otherwise

EMI OPTION EXERCISE FORM

To: **Moneysupermarket.com Financial Group Limited (the "Company")**
Precis (2682) Limited ("NewCo")

I RICHARD MAHER (*insert name*) with national insurance number NL047004D (*insert national insurance number*) hereby give notice to the Company that I wish to exercise my EMI Option to acquire 109 ordinary shares in the capital of the Company under the Scheme on the terms set out in this Exercise Form (incorporating the Terms and Conditions overleaf)

I agree that the shares which I acquire on the exercise of my EMI Option shall, immediately following completion of the put and call agreement between NewCo, Simon Nixon and Duncan Cameron dated 17 May 2007 ("**Put and Call Option Agreement**") be transferred to NewCo in consideration of the issue to me of ordinary shares in NewCo in the ratio of one for one

The exercise price of my EMI Option is to be covered by (tick applicable box)

☐ the enclosed cheque for £ as payment in full, or

☑ an application for finance sufficient to cover the exercise price due on the terms set out overleaf

I confirm that I am exercising the EMI Option as beneficial owner/personal representative of the holder[1] and not as trustee or nominee for any other person

In witness of which I have executed this exercise form as a deed and have delivered it upon dating it

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL

.....Herbert Smith LLP.....
HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS
Date...04 July 2007........

[1] If you are signing as a legal personal representative of the Optionholder you should lodge a sealed copy of the Probate or Letters of Administration as evidence of your application

SIGNED AS A DEED by)
)
in the presence of)

Date ....

Name of witness[2]. JEREMY DODD

Signature: [signature]

Address: RUDHALL, 6 DEE BANKS
CHESTER CH3 5UX

Occupation. ACCOUNTANT

Terms and Conditions

Exercise of the EMI Option shall take effect immediately prior to the serving of the call option or the put option notice under the Put and Call Option Agreement (which may only happen after the conditions in the Put and Call Option Agreement have been satisfied)

The optionholder named overleaf hereby agrees with the company with which he/she has his/her contract of employment (the "employer") that, pursuant to section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"), all of the shares in the Company which are acquired pursuant to this Exercise Form (which are employment-related restricted securities by reason of sections 423 and 424 of ITEPA), and their market value, will be treated as if they are not restricted securities for the relevant tax and National Insurance purposes and that sections 425 to 430 of ITEPA do not apply

Should the value of the securities fall following their acquisition, it is possible that income tax and National Insurance contributions (where the securities are Readily Convertible Assets) that would have arisen because of any future chargeable event (in the absence of an election) may be less than the income tax/National Insurance due by reason of this election There is no income tax/ National Insurance relief available should this be the case

The above election shall form Part A of a Joint Election[3] and shall become irrevocable upon the acquisition of the securities to which this election relates. In signing this Notice of Exercise (which incorporates the above joint election) the optionholder agrees to be bound by its terms as stated above

The Option Agreement under which the EMI Option was granted shall cease to be valid after the effective date of the exercise of the EMI Option

The Optionholder named overleaf hereby authorises each of the Company and any director of the Company as his/her attorney to execute any documentation required to give effect to the transfer of the shares in the Company acquired on the exercise of the EMI Option to NewCo for the consideration set out overleaf and deliver any document and do any act or thing which the attorney, in his absolute and unfettered discretion considers necessary or desirable in order to give effect to my instructions on this, including, without limitation, the execution of any written resolution of the Company to authorise the grant of any security over its assets by the Company

Subject to the provisions set out below in relation to a loan, a share certificate in respect of the NewCo shares acquired shall be sent to the address set out overleaf within 28 days of the effective date of the restructuring (i e the date on which all of the shares in the Company are transferred to NewCo)

Where the Optionholder named overleaf has applied for finance in order to exercise the EMI Option (the "Loan")

- The Company shall loan sufficient monies in order to cover the exercise price of the EMI Option to the Optionholder and shall on behalf of the Optionholder apply such monies in the payment of the exercise price at the time that the EMI Option is exercised
- The Loan shall not bear interest
- The Loan shall be immediately repayable upon the earliest of (i) a flotation of the Company (or other event which provides for the shares acquired pursuant to the exercise of the EMI Option to be sold for cash), (ii) the

[2] The witness should be over 18 years old and not related to you

[3] *Part B of the section 431 ITEPA election (the "Joint Election") shall be entered into by the employer*

Optionholder ceasing to hold employment within the Company's group, and (iii) the 12 month anniversary of the date of exercise of the EMI Option

- The Optionholder hereby authorises the Company as his/her attorney, in default of repayment of the Loan on the terms above, to (i) deduct from the Optionholder's salary or other monies whatsoever owed to the Optionholder by the Company such amount as shall be sufficient to discharge the Loan, and/or (ii) take such actions as may be necessary in order to effect a sale of sufficient of the shares acquired by the Optionholder on the exercise of the EMI Option (or NewCo shares representing the same following a transfer of such shares to NewCo) to discharge the Loan and the Optionholder hereby authorises each of the Company and any director of the Company to execute any documentation required to give effect to such sale

- The share certificate in respect of NewCo shares referred to above shall not be sent to the address set out overleaf but shall be retained by the Company until the date on which the Optionholder has discharged the Loan

Where the Optionholder completes this form but does not enclose a cheque sufficient to cover the full exercise price, the Optionholder shall be deemed to have applied for a Loan on the terms set out above

The Optionholder hereby confirms that all powers of attorney and authorities herein are given by way of security for the performance of the Optionholder's obligations and are irrevocable in accordance with Section 4 of the Powers of Attorney Act 1971 The Optionholder hereby undertakes to confirm and ratify any action properly or lawfully taken on his/her behalf by any attorney appointed by or pursuant to this document

THIS EXERCISE FORM IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult an independent financial adviser who, if you are taking advice in the United Kingdom, is duly *authorised under the Financial Services and Markets Act 2000 or an appropriately authorised* independent financial adviser if you are in a territory outside the United Kingdom

Words and expressions defined in the Moneysupermarket com Financial Group Limited Share Option Scheme (the "**Scheme**") under which you were granted an EMI option (the "**EMI Option**") have the same meaning in this form unless the context requires otherwise

EMI OPTION EXERCISE FORM

To: **Moneysupermarket.com Financial Group Limited (the "Company")**
Precis (2682) Limited ("NewCo")

I GARETH JAMES (*insert name*) with national insurance number ...JC 55 10 67 0 (*insert national insurance number*) hereby give notice to the Company that I wish to exercise my EMI Option to acquire 59 . ordinary shares in the capital of the Company under the Scheme on the terms set out in this Exercise Form (incorporating the Terms and Conditions overleaf)

I agree that the shares which I acquire on the exercise of my EMI Option shall, immediately following completion of the put and call agreement between NewCo, Simon Nixon and Duncan Cameron dated 17 May 2007 ("**Put and Call Option Agreement**") be transferred to NewCo in consideration of the issue to me of ordinary shares in NewCo in the ratio of one for one

The exercise price of my EMI Option is to be covered by (tick applicable box)·

☐ the enclosed cheque for £ as payment in full, or

☑ an application for finance sufficient to cover the exercise price due on the terms set out overleaf

I confirm that I am exercising the EMI Option as beneficial owner/personal representative of the holder[1] and not as trustee or nominee for any other person

In witness of which I have executed this exercise form as a deed and have delivered it upon dating it

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL
Herbert Smith LLP
HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS
Date...04 July 2007.......

[1] If you are signing as a legal personal representative of the Optionholder you should lodge a sealed copy of the Probate or Letters of Administration as evidence of your application

SIGNED AS A DEED by)
)
in the presence of) [illegible]

Date 24/5/17

Name of witness[2] [illegible]

Signature [illegible]

Address [illegible]

[illegible]

Occupation [illegible]

Terms and Conditions

Exercise of the EMI Option shall take effect immediately prior to the serving of the call option or the put option notice under the Put and Call Option Agreement (which may only happen after the conditions in the Put and Call Option Agreement have been satisfied)

The optionholder named overleaf hereby agrees with the company with which he/she has his/her contract of employment (the "employer") that, pursuant to section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"), all of the shares in the Company which are acquired pursuant to this Exercise Form (which are employment-related restricted securities by reason of sections 423 and 424 of ITEPA), and their market value, will be treated as if they are not restricted securities for the relevant tax and National Insurance purposes and that sections 425 to 430 of ITEPA do not apply

Should the value of the securities fall following their acquisition, it is possible that income tax and National Insurance contributions (where the securities are Readily Convertible Assets) that would have arisen because of any future chargeable event (in the absence of an election) may be less than the income tax/National Insurance due by reason of this election There is no income tax/ National Insurance relief available should this be the case

The above election shall form Part A of a Joint Election[3] and shall become irrevocable upon the acquisition of the securities to which this election relates In signing this Notice of Exercise (which incorporates the above joint election) the optionholder agrees to be bound by its terms as stated above

The Option Agreement under which the EMI Option was granted shall cease to be valid after the effective date of the exercise of the EMI Option

The Optionholder named overleaf hereby authorises each of the Company and any director of the Company as his/her attorney to execute any documentation required to give effect to the transfer of the shares in the Company acquired on the exercise of the EMI Option to NewCo for the consideration set out overleaf and deliver any document and do any act or thing which the attorney, in his absolute and unfettered discretion considers necessary or desirable in order to give effect to my instructions on this, including, without limitation, the execution of any written resolution of the Company to authorise the grant of any security over its assets by the Company

Subject to the provisions set out below in relation to a loan, a share certificate in respect of the NewCo shares acquired shall be sent to the address set out overleaf within 28 days of the effective date of the restructuring (i e the date on which all of the shares in the Company are transferred to NewCo)

Where the Optionholder named overleaf has applied for finance in order to exercise the EMI Option (the "Loan")

- The Company shall loan sufficient monies in order to cover the exercise price of the EMI Option to the Optionholder and shall on behalf of the Optionholder, apply such monies in the payment of the exercise price at the time that the EMI Option is exercised
- The Loan shall not bear interest
- The Loan shall be immediately repayable upon the earliest of (i) a flotation of the Company (or other event which provides for the shares acquired pursuant to the exercise of the EMI Option to be sold for cash), (ii) the

[2] The witness should be over 18 years old and not related to you

[3] *Part B of the section 431 ITEPA election (the "Joint Election") shall be entered into by the employer*

Optionholder ceasing to hold employment within the Company's group, and (iii) the 12 month anniversary of the date of exercise of the EMI Option

- The Optionholder hereby authorises the Company as his/her attorney, in default of repayment of the Loan on the terms above to (i) deduct from the Optionholder's salary or other monies whatsoever owed to the Optionholder by the Company such amount as shall be sufficient to discharge the Loan, and/or (ii) take such actions as may be necessary in order to effect a sale of sufficient of the shares acquired by the Optionholder on the exercise of the EMI Option (or NewCo shares representing the same following a transfer of such shares to NewCo) to discharge the Loan and the Optionholder hereby authorises each of the Company and any director of the Company to execute any documentation required to give effect to such sale

- The share certificate in respect of NewCo shares referred to above shall not be sent to the address set out overleaf but shall be retained by the Company until the date on which the Optionholder has discharged the Loan

Where the Optionholder completes this form but does not enclose a cheque sufficient to cover the full exercise price, the Optionholder shall be deemed to have applied for a Loan on the terms set out above

The Optionholder hereby confirms that all powers of attorney and authorities herein are given by way of security for the performance of the Optionholder's obligations and are irrevocable in accordance with Section 4 of the Powers of Attorney Act 1971 The Optionholder hereby undertakes to confirm and ratify any action properly or lawfully taken on his/her behalf by any attorney appointed by or pursuant to this document

THIS EXERCISE FORM IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult an independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 or an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom

Words and expressions defined in the Moneysupermarket com Financial Group Limited Share Option Scheme (the "**Scheme**") under which you were granted an EMI option (the "**EMI Option**") have the same meaning in this form unless the context requires otherwise

EMI OPTION EXERCISE FORM

To: **Moneysupermarket.com Financial Group Limited (the "Company")**
Precis (2682) Limited ("NewCo")

I ANDREW HAIGH *(insert name)* with national insurance number NH529674C *(insert national insurance number)* hereby give notice to the Company that I wish to exercise my EMI Option to acquire 33 . ordinary shares in the capital of the Company under the Scheme on the terms set out in this Exercise Form (incorporating the Terms and Conditions overleaf)

I agree that the shares which I acquire on the exercise of my EMI Option shall, immediately following completion of the put and call agreement between NewCo, Simon Nixon and Duncan Cameron dated 17 May 2007 ("**Put and Call Option Agreement**") be transferred to NewCo in consideration of the issue to me of ordinary shares in NewCo in the ratio of one for one

The exercise price of my EMI Option is to be covered by (tick applicable box)·

☐ the enclosed cheque for £ as payment in full, or

☑ an application for finance sufficient to cover the exercise price due on the terms set out overleaf

I confirm that I am exercising the EMI Option as beneficial owner/personal representative of the holder[1] and not as trustee or nominee for any other person

In witness of which I have executed this exercise form as a deed and have delivered it upon dating it

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL

....Herbert Smith LLP.....
HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS

Date 04 July 2007.........

[1] If you are signing as a legal personal representative of the Optionholder you should lodge a sealed copy of the Probate or Letters of Administration as evidence of your application

SIGNED AS A DEED by)
) A.J. Heath
in the presence of) D.A. 24/5/07

Name of witness[2]. Darren Dinwall

Signature: [signature]

Address: [handwritten address]

Occupation Solicitor

Terms and Conditions

Exercise of the EMI Option shall take effect immediately prior to the serving of the call option or the put option notice under the Put and Call Option Agreement (which may only happen after the conditions in the Put and Call Option Agreement have been satisfied)

The optionholder named overleaf hereby agrees with the company with which he/she has his/her contract of employment (the "employer") that, pursuant to section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"), all of the shares in the Company which are acquired pursuant to this Exercise Form (which are employment-related restricted securities by reason of sections 423 and 424 of ITEPA), and their market value, will be treated as if they are not restricted securities for the relevant tax and National Insurance purposes and that sections 425 to 430 of ITEPA do not apply

Should the value of the securities fall following their acquisition, it is possible that income tax and National Insurance contributions (where the securities are Readily Convertible Assets) that would have arisen because of any future chargeable event (in the absence of an election) may be less than the income tax/National Insurance due by reason of this election There is no income tax/ National Insurance relief available should this be the case

The above election shall form Part A of a Joint Election[3] and shall become irrevocable upon the acquisition of the securities to which this election relates In signing this Notice of Exercise (which incorporates the above joint election) the optionholder agrees to be bound by its terms as stated above

The Option Agreement under which the EMI Option was granted shall cease to be valid after the effective date of the exercise of the EMI Option

The Optionholder named overleaf hereby authorises each of the Company and any director of the Company as his/her attorney to execute any documentation required to give effect to the transfer of the shares in the Company acquired on the exercise of the EMI Option to NewCo for the consideration set out overleaf and deliver any document and do any act or thing which the attorney, in his absolute and unfettered discretion considers necessary or desirable in order to give effect to my instructions on this, including, without limitation, the execution of any written resolution of the Company to authorise the grant of any security over its assets by the Company

Subject to the provisions set out below in relation to a loan, a share certificate in respect of the NewCo shares acquired shall be sent to the address set out overleaf within 28 days of the effective date of the restructuring (i e the date on which all of the shares in the Company are transferred to NewCo)

Where the Optionholder named overleaf has applied for finance in order to exercise the EMI Option (the "Loan")

- The Company shall loan sufficient monies in order to cover the exercise price of the EMI Option to the Optionholder and shall on behalf of the Optionholder, apply such monies in the payment of the exercise price at the time that the EMI Option is exercised
- The Loan shall not bear interest
- The Loan shall be immediately repayable upon the earliest of (i) a flotation of the Company (or other event which provides for the shares acquired pursuant to the exercise of the EMI Option to be sold for cash), (ii) the

---

[2] The witness should be over 18 years old and not related to you

[3] *Part B of the section 431 ITEPA election (the "Joint Election") shall be entered into by the employer*

Optionholder ceasing to hold employment within the Company's group, and (iii) the 12 month anniversary of the date of exercise of the EMI Option

- The Optionholder hereby authorises the Company as his/her attorney, in default of repayment of the Loan on the terms above, to (i) deduct from the Optionholder's salary or other monies whatsoever owed to the Optionholder by the Company such amount as shall be sufficient to discharge the Loan, and/or (ii) take such actions as may be necessary in order to effect a sale of sufficient of the shares acquired by the Optionholder on the exercise of the EMI Option (or NewCo shares representing the same following a transfer of such shares to NewCo) to discharge the Loan and the Optionholder hereby authorises each of the Company and any director of the Company to execute any documentation required to give effect to such sale
- The share certificate in respect of NewCo shares referred to above shall not be sent to the address set out overleaf but shall be retained by the Company until the date on which the Optionholder has discharged the Loan

Where the Optionholder completes this form but does not enclose a cheque sufficient to cover the full exercise price, the Optionholder shall be deemed to have applied for a Loan on the terms set out above

The Optionholder hereby confirms that all powers of attorney and authorities herein are given by way of security for the performance of the Optionholder's obligations and are irrevocable in accordance with Section 4 of the Powers of Attorney Act 1971 The Optionholder hereby undertakes to confirm and ratify any action properly or lawfully taken on his/her behalf by any attorney appointed by or pursuant to this document

THIS EXERCISE FORM IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult an independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 or an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom

Words and expressions defined in the Moneysupermarket com Financial Group Limited Share Option Scheme (the "**Scheme**") under which you were granted an EMI option (the "**EMI Option**") have the same meaning in this form unless the context requires otherwise

EMI OPTION EXERCISE FORM

To: **Moneysupermarket.com Financial Group Limited (the "Company")**
Precis (2682) Limited ("NewCo")

I JONATHAN SMITH *(insert name)* with national insurance number VW260605B *(insert national insurance number)* hereby give notice to the Company that I wish to exercise my EMI Option to acquire 33 ordinary shares in the capital of the Company under the Scheme on the terms set out in this Exercise Form (incorporating the Terms and Conditions overleaf)

I agree that the shares which I acquire on the exercise of my EMI Option shall, immediately following completion of the put and call agreement between NewCo, Simon Nixon and Duncan Cameron dated 17 May 2007 ("**Put and Call Option Agreement**") be transferred to NewCo in consideration of the issue to me of ordinary shares in NewCo in the ratio of one for one

The exercise price of my EMI Option is to be covered by (tick applicable box)

☐ the enclosed cheque for £. as payment in full, or

☑ an application for finance sufficient to cover the exercise price due on the terms set out overleaf

I confirm that I am exercising the EMI Option as beneficial owner/personal representative of the holder[1] and not as trustee or nominee for any other person.

In witness of which I have executed this exercise form as a deed and have delivered it upon dating it

WE HEREBY CERTIFY THIS TO BE A TRUE AND ACCURATE COPY OF THE ORIGINAL

Herbert Smith LLP
HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS

Date 04 July 2007

[1] If you are signing as a legal personal representative of the Optionholder you should lodge a sealed copy of the Probate or Letters of Administration as evidence of your application

SIGNED AS A DEED by [redacted])
)
in the presence of)

24th May 2007

Name of witness[2]: NICKY CONNOLLY

Signature: N Connolly

Address: 15 BOLD STREET

ALTRINCHAM, MANCHESTER WA14 2ER

Occupation: CRM MANAGER

Terms and Conditions

Exercise of the EMI Option shall take effect immediately prior to the serving of the call option or the put option notice under the Put and Call Option Agreement (which may only happen after the conditions in the Put and Call Option Agreement have been satisfied)

The optionholder named overleaf hereby agrees with the company with which he/she has his/her contract of employment (the "employer") that, pursuant to section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 ("ITEPA"), all of the shares in the Company which are acquired pursuant to this Exercise Form (which are employment-related restricted securities by reason of sections 423 and 424 of ITEPA), and their market value will be treated as if they are not restricted securities for the relevant tax and National Insurance purposes and that sections 425 to 430 of ITEPA do not apply

Should the value of the securities fall following their acquisition, it is possible that income tax and National Insurance contributions (where the securities are Readily Convertible Assets) that would have arisen because of any future chargeable event (in the absence of an election) may be less than the income tax/National Insurance due by reason of this election There is no income tax/ National Insurance relief available should this be the case

The above election shall form Part A of a Joint Election[3] and shall become irrevocable upon the acquisition of the securities to which this election relates In signing this Notice of Exercise (which incorporates the above joint election) the optionholder agrees to be bound by its terms as stated above

The Option Agreement under which the EMI Option was granted shall cease to be valid after the effective date of the exercise of the EMI Option

The Optionholder named overleaf hereby authorises each of the Company and any director of the Company as his/her attorney to execute any documentation required to give effect to the transfer of the shares in the Company acquired on the exercise of the EMI Option to NewCo for the consideration set out overleaf and deliver any document and do any act or thing which the attorney, in his absolute and unfettered discretion considers necessary or desirable in order to give effect to my instructions on this, including, without limitation, the execution of any written resolution of the Company to authorise the grant of any security over its assets by the Company

Subject to the provisions set out below in relation to a loan, a share certificate in respect of the NewCo shares acquired shall be sent to the address set out overleaf within 28 days of the effective date of the restructuring (i e the date on which all of the shares in the Company are transferred to NewCo).

Where the Optionholder named overleaf has applied for finance in order to exercise the EMI Option (the "Loan")

- The Company shall loan sufficient monies in order to cover the exercise price of the EMI Option to the Optionholder and shall, on behalf of the Optionholder, apply such monies in the payment of the exercise price at the time that the EMI Option is exercised
- The Loan shall not bear interest
- The Loan shall be immediately repayable upon the earliest of (i) a flotation of the Company (or other event which provides for the shares acquired pursuant to the exercise of the EMI Option to be sold for cash), (ii) the

[2] The witness should be over 18 years old and not related to you

[3] *Part B of the section 431 ITEPA election (the "Joint Election") shall be entered into by the employer*

Optionholder ceasing to hold employment within the Company's group, and (iii) the 12 month anniversary of the date of exercise of the EMI Option

- The Optionholder hereby authorises the Company as his/her attorney, in default of repayment of the Loan on the terms above, to (i) deduct from the Optionholder's salary or other monies whatsoever owed to the Optionholder by the Company such amount as shall be sufficient to discharge the Loan, and/or (ii) take such actions as may be necessary in order to effect a sale of sufficient of the shares acquired by the Optionholder on the exercise of the EMI Option (or NewCo shares representing the same following a transfer of such shares to NewCo) to discharge the Loan and the Optionholder hereby authorises each of the Company and any director of the Company to execute any documentation required to give effect to such sale
- The share certificate in respect of NewCo shares referred to above shall not be sent to the address set out overleaf but shall be retained by the Company until the date on which the Optionholder has discharged the Loan.

Where the Optionholder completes this form but does not enclose a cheque sufficient to cover the full exercise price, the Optionholder shall be deemed to have applied for a Loan on the terms set out above

The Optionholder hereby confirms that all powers of attorney and authorities herein are given by way of security for the performance of the Optionholder's obligations and are irrevocable in accordance with Section 4 of the Powers of Attorney Act 1971 The Optionholder hereby undertakes to confirm and ratify any action properly or lawfully taken on his/her behalf by any attorney appointed by or pursuant to this document

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.
CHFP025

RECEIVED
2008 MAY 13 A 11:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 6160943

Company name in full: MONEYSUPERMARKET.COM GROUP LIMITED

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	06	2007			

Class of shares (ordinary or preference etc)	ORDINARY	A ORDINARY	B ORDINARY
Number allotted	6,758	4,796	85,498
Nominal value of each share	£1.00	£1.00	£1.00
Amount (if any) paid or due on each share (including any share premium)	FULLY PAID	FULLY PAID	FULLY PAID

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100	100	100
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

AS PER AGREEMENTS ANNEXED

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): SIMON NIXON Address: 3 SANDOWN TERRACE, BOUGHTON, CHESTER UK Postcode: CH3 5BN	B ORDINARY	85,498
Name(s): DUNCAN CAMERON Address: 5 CLAYTON COURT, DUKE STREET, CHESTER UK Postcode: CH1 1NE	ORDINARY	4,500
Name(s): RICHARD NEIL MASON Address: HOLLY GRANGE, STONE ROAD, BRAMSHALL UK Postcode: ST14 5BG	ORDINARY A ORDINARY	333 379
Name(s): STUART JOHN GLENDINNING Address: SQUIRRELS CHASE, QUARRY LANE, KELSALL, CHESTER UK Postcode: CW6 0PD	ORDINARY A ORDINARY	333 379
Name(s): SEAN CHRISTOPHER THWENY Address: 15 GREEN MEADOWS, HAWARDEN, DEESIDE UK Postcode: CH5 3SL	ORDINARY A ORDINARY	333 379

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed ______________________ Date ______ 2007

** A director / secretary XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

LFM
WWW.LASERFORM.CO.UK

(Revised 2005)
Return of Allotment of Shares
Form 88(2) continuation sheet no: 1

Please complete in typescript, or in bold black capitals.
CHFP025

Company Number: 6160943

Company name in full: MONEYSUPERMARKET.COM GROUP LIMITED

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): NICHOLAS JAMIE STOBBS Address: 136 LACHE LANE, CHESTER, CHESHIRE UK Postcode: CH4 7LX	A ORDINARY	1896
Name(s): SEAN HORNSBY Address: 9 WASDALE CLOSE, WEST BRIDGFORD, NOTTINGHAM UK Postcode: NG2 6RG	A ORDINARY	758
Name(s): MATTHEW JAMES RILEY Address: 47 HILLSDOWN DRIVE, CONNAHS QUAY, DEESIDE UK Postcode: CH5 4GQ	A ORDINARY	379
Name(s): ANDREW WILKINSON Address: 7 LLWYN RHUTHUN, BODELWYDDAN, DENBIGHSHIRE UK Postcode: LL17 5WF	A ORDINARY	190

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): VANESSA JANE BLOUNT Address: 6 BREEN CLOSE, TATTENHALL, CHESTER UK Postcode: CH3 9PN	A ORDINARY	38
Name(s): MERRIDY CLAERWEN CAMERON Address: HILLY BANK, TIVERTON, NR TARPORLEY UK Postcode: CW6 9NB	A ORDINARY	38
Name(s): CHRISTIAN NIXON Address: WEST END HOUSE, VAUGHANS LANE, CHESTER UK Postcode: CH3 5XF	ORDINARY	333
Name(s): ALAN CROFTS Address: 5 BARNABY CLOSE, CLUTTON, CHESTER UK Postcode: CH3 9SH	ORDINARY A ORDINARY	75 38
Name(s): NICOLA JAYNE INGHAM Address: 7 WILLOW GROVE, BUCKLEY UK Postcode: CH7 3NR	ORDINARY A ORDINARY	53 38
Name(s): JEREMY DODD Address: RUDALE, 6 DEE BANKS, CHESTER UK Postcode: CH3 5UX	ORDINARY A ORDINARY	175 284

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

(Revised 2005)

Return of Allotment of Shares

Form 88(2) continuation sheet no: 2

Company Number: 6160943

Company name in full: MONEYSUPERMARKET.COM GROUP LIMITED

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): PAUL DOUGHTY Address: 3 PEEL HALL PARK, GONGAR LANE, ASHTON HAYES, CHESTER UK Postcode: CH3 8AY	ORDINARY	327
Name(s): JAMES NOLAN CLARKE Address: 8 LLYS Y WENNOL, HENLLAN, DENBIGHSHIRE UK Postcode: LL16 5AZ	ORDINARY	55
Name(s): RICHARD MAHER Address: TOWN END FARM, CHELMORTON, NR BUXTON, DERBYSHIRE, UK Postcode: SK17 9SH	ORDINARY	109
Name(s): GARETH JAMES Address: 6 HARLEQUIN DRIVE, STOKE-ON-TRENT, STAFFORDSHIRE UK Postcode: ST6 7QN	ORDINARY	66

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): ANDREW HAIGH Address: 213 MEDLOCK ROAD, WOODHOUSES, FAILSWORTH UK Postcode: M35 9NQ	ORDINARY	33
Name(s): JONATHAN JAMES SMITH Address: 10 BARWICK PLACE, SALE, CHESHIRE UK Postcode: M33 6	ORDINARY	33
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

LFM GROUP
LASERFORM

Please complete in typescript, or in bold black capitals.

CHFP025

353

Register of members

RECEIVED
2008 MAY 13 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number 6160943

Company Name in full MONEYSUPERMARKET.COM GROUP PLC

The register of members is kept at:

Address: Capita Registrars, Northern House, Woodsome Park,
Fenay Bridge

Post town:

County / Region: Huddersfield

Postcode: HD8 0lA

NOTE:
The register **MUST** be kept at an address in the country of incorporation.

This notice is not required where the register has, at all times since it came into existence (or in the case of a register in existence on 1 July 1948 at all times since then) been kept at the registered office.

Signed [signature] **Date** 24/07/07.

† Please delete as appropriate.

† a director / ~~secretary~~ / XXXXXXXX/ XXXXXXXXXXXXXX/ XXXXXXXXXXX/ XXXXX

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

PRIVATE COMPANY LIMITED BY SHARES
EXTRAORDINARY RESOLUTION OF MONEYSUPERMARKET.COM GROUP LIMITED

Registered Number 6160943
(the "**Company**")

At a class meeting of the holders of A Ordinary Shares of the Company duly convened and held on 9 July 2007 the following resolution was passed as an extraordinary resolution of the Company

EXTRAORDINARY RESOLUTION

IT IS RESOLVED THAT every variation, modification or abrogation of the rights, privileges and restrictions attaching to the A Ordinary Shares in the capital of the Company as a class of shares which will be effected by resolution 5 in the Notice of Extraordinary General Meeting of the Company to be held the same day as the Class Meeting and pursuant to which the A Ordinary Shares will be converted and redesignated upon admission of its Ordinary Shares to the Official List of the Financial Services Authority and to trading on London Stock Exchange plc's main market for listed securities ("**Admission**") as Ordinary Shares (such Ordinary Shares having the rights set out in the Articles of Association of the Company to be adopted upon Admission) be and is hereby sanctioned and approved

....
Chairman

RECEIVED

2008 MAY 13 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRECIS (2682) LIMITED (the "Company")

(COMPANY NUMBER 6160943)

WRITTEN RESOLUTIONS OF THE SOLE MEMBER OF THE COMPANY

IN LIEU OF A GENERAL MEETING

PASSED ON [ ] 2007

Simon Nixon, the sole member of the Company entitled to attend and vote at a general meeting hereby resolves:-

1. **THAT** the regulations contained in the printed document annexed hereto and initialled for the purpose of identification be and the same are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association of the Company,

2. **THAT** the Company's issued share capital of two ordinary shares be, and are hereby, redesignated as two B Ordinary Shares and the remaining authorised share capital of the Company, being 98 shares, be, and are hereby, redesignated as Ordinary Shares, each with *the rights set out in the Articles of Association*;

3. **THAT** the Company's share capital be, and hereby is, increased from £100 to £250,000 by the creation of 249,900 new shares of £1 00 each and that of these new shares, 154,402 shall be, and are hereby, designated as Ordinary Shares, 10,000 shall be, and are hereby, designated as A Ordinary Shares and 85,498 shall be, and are hereby, designated as B Ordinary Shares, each with the rights set out in the Articles of Association, and

4. **THAT,** in addition to any existing authorities previously granted to the Directors, the Directors, be and are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of that Act) up to an aggregate nominal amount of £249,900 provided that the authority hereby given shall expire on the fifth anniversary of the passing of this resolution save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and the sole Director or the Directors, as the case may be, shall be entitled to allot relevant securities pursuant to any such offer or agreement as if this authority had not expired.

. . . .

Simon Nixon

10/7834773_2

Herbert Smith

No 6160943

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

MONEYSUPERMARKET.COM GROUP PLC

(Adopted by Special Resolution passed on 9 July 2007, to be effective from admission of the Company to the Official List and to Trading on the London Stock Exchange)

Herbert Smith LLP

10/8833071_1

INDEX

No 6160943

ARTICLES OF ASSOCIATION

of

MONEYSUPERMARKET.COM GROUP PLC[1]

1 PRELIMINARY

(1) In these articles the following words bear the following meanings

"the 1985 Act" means the Companies Act 1985 to the extent in force from time to time,

"the 2006 Act" means the Companies Act 2006 to the extent in force from time to time,

"the Acts" means the 1985 Act and the 2006 Act,

"electronic address" means any number or address used for the purposes of sending or receiving notices, documents or information by electronic means,

"these articles" means the articles of the Company,

"clear days" means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect,

"electronic form" has the same meaning as in the 2006 Act,

"electronic means" has the same meaning as in the 2006 Act,

"executed" means any mode of execution,

"holder" means in relation to shares, the member whose name is entered in the register of members as the holder of the shares,

"the Stock Exchange" means the London Stock Exchange PLC,

"Office" means the registered office of the Company,

---

1 By a Special Resolution the name of the Company was changed from Precis (2682) Limited to Moneysupermarket com Group Limited on 18 June 2007

By a Special Resolution of the Company passed on 9 July 2007 the Company re-registered as a public limited company and changed its name from Moneysupermarket com Group Limited to Moneysupermarket com Group PLC

"the seal" means the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 40 of the 1985 Act, or either of them as the case may require,

"secretary" means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary, and

"the Uncertificated Securities Regulations" means the Uncertificated Securities Regulations 2001

(2) In these articles, references to a share being in uncertificated form are references to that share being an uncertificated unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a share of a class which is, for the time being, a participating security, and only for so long as it remains a participating security

(3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles have the same meaning as in the Acts or the Uncertificated Securities Regulations (as the case may be)

(4) Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment of it for the time being in force

(5) In these articles, unless the context otherwise requires

(a) words in the singular include the plural, and vice versa,

(b) words importing any gender include all genders, and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons

(6) In these articles

(a) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form and documents and information sent or supplied in electronic form or made available on a website are "in writing" for the purposes of these articles,

(b) references to "other" and "otherwise" shall not be construed eiusdem generis where a wider construction is possible;

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise, and

(d) references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors

(7) The headings are inserted for convenience only and do not affect the construction of these articles

(8) The regulations contained in Table A in the Companies (Tables A to F) Regulations 1985 do not apply to the Company

SHARE CAPITAL

2. The share capital of the Company is £250,000 divided into 1,154,705,882 ordinary shares of £0 0002 each and 95,294,118 deferred shares of £0 0002 each

3 The holders of the deferred shares shall not be entitled to receive a dividend

4 On a distribution of assets of the Company among its members on a winding up, liquidation or otherwise the holders of the deferred shares have no right to participate in any distribution of the Company's assets

5 On a return, repayment or reduction of capital or a return of assets the holders of the deferred shares shall have no right to participate in any distributions of the Company's assets

6 A holder of deferred shares shall not be entitled to receive notice of and to attend and vote upon any resolution at any general meeting of the Company but shall not have the right to vote in respect of its holding of deferred shares, unless it is proposed at the meeting to consider any resolution which abrogates or varies the rights and privileges attaching to the deferred shares, in which case holders of deferred shares shall have the right to attend such a meeting and to speak and vote only on such resolution or any motion for adjournment of the meeting before such resolution is voted on

7 If entitled to vote at a general meeting of the Company, every holder of deferred shares present in person or by proxy (or, being a corporation, by a duly authorised representative) shall have one vote for every deferred share held by such member

8 Notwithstanding the rights of the holders of deferred shares under article 6, the written consent of the holders of three-quarters in nominal value of the issued deferred shares or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of deferred shares is required if the rights and privileges attaching to the deferred shares are to be varied or abrogated in any way

9 All the provisions of the articles relating to general meetings of the Company shall apply, with any necessary changes, to every general meeting of the holders of deferred shares

10 Subject to the provisions of the Acts and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, if the Company has not so determined, as the directors may determine)

11 Subject to the provisions of the Acts, any share may be issued which is or is to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these articles

12 Subject to the provisions of the Acts and these articles, the unissued shares in the Company shall be at the disposal of the directors, who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the directors think fit

13 The Company may exercise the powers of paying commissions conferred by the Acts Subject to the provisions of the Acts, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other

14 Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety of it in the holder

15 Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to shares and other securities in any form

(a) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted, and

(b) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa

If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph 15(a) above or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form

16 Notwithstanding anything else contained in these articles, where any class of shares is, for the time being, a participating security, unless the directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings

VARIATION OF RIGHTS

17 Subject to the provisions of the Acts, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up

(a) in such manner (if any) as may be provided by those rights, or

(b) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class,

but not otherwise To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question (excluding any shares of that class held as treasury shares) and at an adjourned meeting shall be one person holding shares of the class in question (other than treasury shares) or his proxy

18 Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares or the holding of such shares as treasury shares

SHARE CERTIFICATES

19 (1) Subject to paragraph (2) of this article, every holder of shares (other than a financial institution in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of such shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, to several certificates each for one or more of his shares Every certificate shall be issued under the seal or under such other form of authentication as the directors may determine (which may include manual or facsimile signatures by one or more directors), and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them

(2) Paragraph (1) of this article shall not apply in relation to shares in uncertificated form

(3) If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate

LIEN

20 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share The directors may declare any share to be wholly or in part exempt from the provisions of this article The Company's lien on a share shall extend to all amounts payable in respect of it

21 The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold

22. To give effect to the sale the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser, and, in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person

to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale

23 The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale

CALLS ON SHARES AND FORFEITURE

24 Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares A call may be required to be paid by instalments A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made

25 A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed

26 The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it

27 If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Acts) but the directors may waive payment of the interest wholly or in part

28 An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call

29 Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares

30 The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree

31 If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture

32 Subject to the provisions of the Acts, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine Where for the purposes of its disposal a forfeited share is to be transferred to any person, the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer and, in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer of the share to that person

33 A person whose shares have been forfeited shall cease to be a member in respect of the shares forfeited and shall surrender to the Company for cancellation any certificate for the shares forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Acts) from the date of forfeiture until payment, but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal

34 A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share

TRANSFER OF SHARES

35 The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee

36 Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on an Operator register of members as being held in

uncertificated form may be transferred by means of the relevant system concerned The transfer may not be in favour of more than four transferees

37 (1) The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List of the UK Listing Authority such refusal does not prevent dealings in the shares from taking place on an open and proper basis They may also refuse to register a transfer of a share in certificated form unless the instrument of transfer

(a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a financial institution where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer,

(b) is in respect of only one class of share, and

(c) is in favour of not more than four transferees

(2) The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer

38 If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a transfer of a share in certificated form) or the date on which the Operator - instruction was received by the Company (in the case of a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form) send to the transferee notice of the refusal

39 Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine

40 No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share

41 The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given

42 Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person

TRANSMISSION OF SHARES

43 If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest, but nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him

44 A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee If he elects to become the holder he shall give notice to the Company to that effect If he elects to have another person registered he shall transfer title to the share to that person All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer (if any) as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred

45 A person becoming entitled to a share by reason of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares

DISCLOSURE OF INTERESTS

46 (1) If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 793 of the 2006 Act and has failed in relation to any shares (the "default shares") to give the Company the information thereby required within fourteen days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll, and

(b) where the default shares represent at least 0 25 per cent of their class (calculated exclusive of treasury shares)

(i) any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend,

(ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless

(A) the member is not himself in default as regards supplying the information required, and

(B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer, and

(iii) for the purposes of sub-paragraph (1)(b)(ii) of this article, in the case of shares held by the member in uncertificated form, the directors may, to enable the Company to deal with the shares in accordance with the provisions of this article, require the

Operator of a relevant system to convert the shares into certificated form

(2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of

(a) receipt by the Company of the information required by the notice mentioned in that paragraph, and

(b) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares

(3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue, provided that

(a) any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled), and

(b) paragraph (1) of this article shall apply to the exclusion of this paragraph (3) if the Company gives a separate notice under section 793 of the 2006 Act in relation to the new shares

(4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 793 of the 2006 Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of paragraph (1) of this article

(5) For the purposes of this article

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 793 of the 2006 Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested,

(b) "interested" shall be construed as it is for the purpose of section 793 of the 2006 Act,

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give

all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular,

(d) an "excepted transfer" means, in relation to any shares held by a member

(i) a transfer pursuant to acceptance of a takeover bid (within the meaning of Part 28 of the 2006 Act) in respect of shares in the Company, or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded, or

(iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares

(6) Nothing in this article shall limit the powers of the Company under section 794 of the 2006 Act or any other powers of the Company whatsoever

UNTRACED MEMBERS

47 (1) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if

(a) for a period of twelve years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned,

(b) during that period at least three dividends in respect of the share have become payable,

(c) the Company has, after the expiration of that period, by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such share, and

(d) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned

(2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any share to which paragraph (1) of this article applies (or in right of any share so

issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (a) and the words ", after the expiration of that period," were omitted from sub-paragraph (c))

(3) To give effect to the sale of any share pursuant to this article the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of the purchaser, and in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale

ALTERATION OF CAPITAL

48 The Company may by ordinary resolution

(a) increase its share capital by new shares of such amount as the resolution prescribes,

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares,

(c) subject to the provisions of the Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum,

(d) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others, and

(e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled

49 Subject to compliance with the terms of any resolution referred to in article 42, where any difficulty arises in regard to any consolidation or division, the Board may settle such difficulty as it sees fit In particular, without limitation, the directors may sell to any person (including, subject to the provisions of the Acts, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members or retain such net proceeds for the benefit of the Company, and the directors may, in the case of shares in certificated form, authorise any person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser, and, in the case of shares in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an

instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale

50 Subject to the provisions of the Acts, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way

PURCHASE OF OWN SHARES

51 Subject to the provisions of the Acts, the Company may purchase its own shares, (including redeemable shares) and may hold such shares as treasury shares or cancel them

GENERAL MEETINGS

52 All general meetings other than annual general meetings shall be called extraordinary general meetings

53 The directors may call general meetings If there are not within the United Kingdom sufficient directors to call a general meeting, any director may call a general meeting. If there is no director, any member of the Company may call a general meeting.

NOTICE OF GENERAL MEETINGS

54 Subject to the provisions of the Acts, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice, and all other extraordinary general meetings shall be called by at least fourteen clear days' notice The notice shall specify the place, the day and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such Where the Company has given an electronic address in any notice of meeting, any document or information relating to proceedings at the meeting may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company

55 The accidental omission to give notice of a meeting to, or the failure to give notice due to circumstances beyond the Company's control to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting

PROCEEDINGS AT GENERAL MEETINGS

56 No business shall be transacted at any meeting unless a quorum is present Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum

57 If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such day, time

and place as the directors may determine If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved

58 The chairman (if any) of the board of directors, or in his absence some other director nominated by the directors, shall preside as chairman of the meeting, but if neither the chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present to be chairman and, if there is only one director present and willing to act, he shall be chairman

59 If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman

60 The directors or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to such searches or other security arrangements (including without limitation, requiring evidence of identity to be produced before entering the meeting and placing restrictions on the items of personal property which may be taken into the meeting) as they or he consider appropriate in the circumstances The directors or the chairman of the meeting may in their or his absolute discretion refuse entry to, or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements

61 The directors or the chairman of the meeting may take such action, give such direction or put in place such arrangements as they or he consider appropriate to secure the safety of the people attending the meeting and to promote the orderly conduct of the business of the meeting Any decision of the chairman of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chairman of the meeting as to whether a matter is of such a nature, shall be final

62 A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares

63 In the case of any general meeting, the directors may, notwithstanding the specification in the notice convening the general meeting of the place at which the chairman of the meeting shall preside (the "Principal Place"), make arrangements for simultaneous attendance and participation (including by way of video link) at satellite meeting places The arrangements for simultaneous attendance and participation may include arrangements for controlling or regulating the level of attendance at any particular venue (including without limitation the issue of tickets or the use of a random method of selection) provided that such arrangements shall operate so that all members and proxies wishing to attend the meeting are able to attend at one or other of the venues

64 The members or proxies at the satellite meeting places shall be counted in the quorum for, and be entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that the members or proxies attending at the satellite meeting places are able to

(a) participate in the business for which the meeting has been convened,

(b) see and hear all persons who speak (whether through the use of microphones, loud speakers, audiovisual communication equipment or otherwise) in the Principal Place and any other satellite meeting place, and

(c) be heard and seen by all other persons attending at the Principal Place and any other satellite meeting place

For the purposes of all other provisions of these articles (unless the context requires otherwise), the members shall be treated as meeting at the Principal Place

If it appears to the chairman of the meeting that the facilities at the Principal Place or any satellite meeting place have become inadequate for the purposes set out in sub-paragraphs (a) to (c) above, the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting All business conducted at the general meeting up to the point of the adjournment shall be valid The provisions of Article 65 shall apply to that adjournment

65 Without prejudice to any other power of adjournment he may have under these articles or at common law

(a) the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place, and

(b) the chairman of the meeting may, without the consent of the meeting, adjourn the meeting before or after it has commenced, to another date, time or place which the chairman may decide, if the chairman considers that

(i) there is not enough room for the number of members and proxies who wish to attend the meeting,

(ii) the behaviour of anyone present prevents, or is likely to prevent, the orderly conduct of the business of the meeting, or

(iii) an adjournment is otherwise necessary in order for the business of the meeting to be properly carried out

When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted Otherwise it shall not be necessary to give notice of an adjourned meeting

66 No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on unless the amendment is only to correct a clear error No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on unless

(a) the amendment is only to correct a clear error, or

(b) written notice of the terms of the proposed amendment and of the intention to move the amendment have been deposited at the Office at least 48 hours before the time for holding the meeting or the adjourned meeting at which the ordinary resolution in question is proposed, or

(c) the chairman of the meeting, in his absolute discretion, decides that the proposed amendment may be considered or voted on

67 With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on If an amendment proposed to any resolution under consideration is ruled out of order by the chairman, the proceedings on the resolution shall not be invalidated by any error in the ruling

68 A resolution put to the vote of a meeting shall be decided on a show of hands unless before or on the declaration of the result of the show of hands, a poll is duly demanded Subject to the provisions of the Acts, a poll may be demanded

(a) by the chairman, or

(b) by not less than five members having the right to vote at the meeting, or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares in the Company held as treasury shares), or

(d) by a member or members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares)

69 Unless a poll is duly demanded, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution

70 The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made

71 A poll shall be taken as the chairman directs, and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded

72. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have

73 A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs, not being more than thirty days after the poll is demanded The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made

74 No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting in respect of which it is demanded In any other

case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken

VOTES OF MEMBERS

75 Subject to any rights or restrictions attached to any shares and to the provisions of the Acts, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative who is not himself a member entitled to vote, shall have one vote, and on a poll every member shall have one vote for every share of which he is the holder

76 In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members

77 A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court, who may on a poll vote by proxy Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be deposited at or sent to the Office, or such other place as is specified in accordance with these articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable

78 No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid

79. No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive

80. On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way A proxy need not be a member A member may appoint more than one proxy to attend on the same occasion Submitting an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it

81 Subject to article 82 below, an appointment of proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer

82 The directors may allow the appointment of a proxy to be sent or supplied in electronic form subject to any conditions or limitations as the directors may specify, and where the Company has given an electronic address in any instrument of proxy or invitation to appoint a proxy, any document or information relating to proxies for the meeting

(including any document necessary to show the validity of, or otherwise relating to, the appointment of a proxy, or notice of the termination of the authority of a proxy) may be sent by electronic means to that address, subject to any conditions or limitations specified in the relevant notice of meeting

83 The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may

(a) in the case of an appointment of proxy in hard copy form, be deposited at the Office or at such other place in the United Kingdom as is specified in the notice convening the meeting, or in any instrument of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote, or

(b) in the case of an appointment of proxy in electronic form, be received at the electronic address specified in the notice convening the meeting, or in any instrument of proxy or any invitation to appoint a proxy sent out or made available by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote, or

(c) in the case of a poll taken more than 48 hours after it was demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll, or

(d) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary or any director,

and an appointment of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid

84 A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company at the Office, or at such other place at which an appointment of proxy may be duly deposited or the address where an appointment in electronic form may be duly received, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll

85 The appointment of a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll but shall not confer any further right to speak at the meeting, except with the permission of the chairman (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member)

86 The directors may at the expense of the Company send or make available instruments of proxy or invitations to appoint a proxy to the members by post or by electronic means or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person If for

the purpose of any meeting instruments of proxy or invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it The accidental omission, or the failure due to circumstances beyond the Company's control, to send or make available such an instrument of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting

87 Where two or more valid but differing appointments of proxy are received in respect of the same share for use at the same meeting the one which is last sent shall be treated as replacing and revoking the other or others If the Company is unable to determine which is last sent, the one which is last received shall be so treated If the Company is unable to determine either which is last sent or which is last received, none of them shall be treated as valid in respect of that share

CORPORATIONS ACTING BY REPRESENTATIVES

88 Any corporation (other than the Company itself) which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares Except as otherwise provided in these articles, the person so authorised shall be entitled to exercise the same power on behalf of the corporation as the corporation could exercise if it were an individual member of the Company, and the corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it

DIRECTORS

89 Unless otherwise determined by the Company by ordinary resolution the number of directors (other than alternate directors) shall not be subject to any maximum but shall not be less than two

90 A director shall not require a share qualification

91 (1) Until otherwise determined by the Company by ordinary resolution, there shall be paid to the directors (other than alternate directors) such fees for their services in the office of director as the directors may determine (not exceeding in the aggregate an annual sum of £750,000 or such larger amount as the Company may by ordinary resolution decide) divided between the directors as they may determine, or, failing such determination, equally The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles

(2) The directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as directors

(3) Any director who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such

special remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine

ALTERNATE DIRECTORS

92 Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director appointed by him.

93 An alternate director shall (unless he is absent from the United Kingdom) be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointor as a director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director

94 An alternate director shall cease to be an alternate director if his appointor ceases to be a director, but, if a director retires by rotation or otherwise but is reappointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment

95 An appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment or in any other manner approved by the directors.

96 Save as otherwise provided in these articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults, and he shall not be deemed to be the agent of the director appointing him

POWERS OF DIRECTORS

97 The business of the Company shall be managed by the directors who, subject to the provisions of the Acts, the memorandum and these articles and to any directions given by special resolution, may exercise all the powers of the Company No alteration of the memorandum or these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given The powers given by this article shall not be limited by any special power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors

98 (1) The directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final repayment) outstanding of all money borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group, other than amounts to be taken into account under paragraph (3)(c) and (d) of this article) shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to three times the aggregate of

(a) the amount paid up on the share capital of the Company, and

(b) the total of the capital and revenue reserves of the Group, including any share premium account, capital redemption reserve and credit balance on the profit and loss account reserve, but excluding amounts attributable to outside shareholders in subsidiary undertakings of the Company and deducting any debit balance on any reserve, all as shown in the then latest audited consolidated balance sheet and income statement of the Group, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of that balance sheet and further adjusted as may be necessary to reflect any change since that date in the companies comprising the Group,

and, for the avoidance of doubt, any balance representing the Company's own shares (whether held pursuant to an employees' share scheme (within the meaning of section 743 of the 1985 Act) or as treasury shares) shall reduce capital and revenue reserves of the Group for the purposes of paragraph (1)(b) of this article

(2) In this article

(a) "the Group" means the Company and its subsidiary undertakings (if any), and

(b) "subsidiary undertaking" has the same meaning as in the Acts

(3) For the purposes of this article, but without prejudice to the generality of the terms "borrowing" and "borrowed"

(a) amounts borrowed for the purpose of repaying the whole or any part of any amounts previously borrowed and then outstanding (including any premium payable on final repayment) and to be applied for that purpose within six months of the borrowing shall not, pending such application, be taken into account as money borrowed,

(b) the principal amount (including any premium payable on final repayment) of any debentures issued in whole or in part for a consideration other than cash shall be taken into account as money borrowed by the member of the Group issuing them,

(c) money borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group shall (notwithstanding sub-paragraph (b) of this paragraph) be taken into account subject to the exclusion of a proportion of it equal to the minority proportion, and money borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group shall (subject to sub-paragraph (d) of this paragraph) be taken into account to the extent of a proportion of it equal to the minority proportion (and for the purpose of this sub-paragraph "minority proportion" means the proportion of the issued equity share capital of the partly-owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company), and

(d) in the case of money borrowed and owing to a partly-owned subsidiary undertaking by another partly-owned subsidiary undertaking the

proportion which would otherwise be taken into account under sub-paragraph (c) of this paragraph shall be reduced by excluding such part of it as is equal to the proportion of the issued equity share capital of the borrowing subsidiary undertaking which is not attributable, directly or indirectly, to the Company

(4) In calculating the aggregate amount of borrowings for the purpose of this article, money borrowed by any member of the Group which is denominated or repayable in a currency other than sterling shall be treated as converted into sterling

(a) at the rate of exchange used for the conversion of that currency in the latest audited balance sheet of that member, or

(b) if no rate was so used, at the middle market rate of exchange prevailing in London at the close of business on the date of that balance sheet, but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead

(5) No debt incurred or security given in respect of money borrowed or to be taken into account as money borrowed in excess of the above limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed

(6) In this article references to a consolidated balance sheet and profit and loss account of the Group are to be taken.

(a) in a case where the Company had no subsidiary undertakings at the relevant time, as references to the balance sheet and profit and loss account of the Company,

(b) in a case where the Company had subsidiary undertakings at the relevant time but there are no consolidated accounts of the Group, as references to the respective balance sheets and profit and loss accounts of the companies comprising the Group, and

(c) in a case where the Company had subsidiary undertakings at the relevant time, one or more of which has, in accordance with the Acts, been excluded from consolidation as references to the consolidated balance sheet and profit and loss account of the Company and those of its subsidiary undertakings included in the consolidation

DELEGATION OF DIRECTORS' POWERS

99 (1) The directors may delegate any of their powers

(a) to any managing director, any director holding any other executive office or any other director,

(b) to any committee consisting of one or more directors and (if thought fit) one or more other persons, but a majority of the members of the committee shall be directors and no resolution of the committee shall be effective unless a majority of those present when it is passed are directors, and

(c) to any local board or agency for managing any of the affairs of the Company either in the United Kingdom or elsewhere

(2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied The power to delegate under this article, being without limitation, includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director, and the scope of the power to delegate under sub-paragraph (a), (b) or (c) of paragraph (1) of this article shall not be restricted by reference to or inference from any other of those sub-paragraphs Subject as aforesaid, the proceedings of any committee, local board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying

100 The directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers to such an agent The directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested in him

APPOINTMENT AND RETIREMENT OF DIRECTORS

101 At the annual general meeting in every year, all directors who held office at the time of the two preceding annual general meetings and did not retire by rotation or pursuant to article 106 at either of them shall retire from office by rotation A retiring director shall be eligible for reappointment

102 If the Company, at the meeting at which a director retires under any provision of these articles, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost

103 No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless

(a) he is recommended by the directors, or

(b) not less than seven nor more than thirty-five days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the

Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed

104 At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment

105 Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director

106 The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors A director so appointed shall retire at the next annual general meeting and shall then be eligible for reappointment

107 Subject as aforesaid, a director who retires at an annual general meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting elects someone in his place or, if it does not do so, until the end of the meeting

DISQUALIFICATION AND REMOVAL OF DIRECTORS

108 Without prejudice to the provisions of the Acts, the Company may, by extraordinary resolution, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and the Company) and, subject to these articles, may, by ordinary resolution, appoint another person instead of him A person so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director

109. The office of a director shall be vacated if

(a) he ceases to be a director by virtue of any provision of the Acts or he becomes prohibited by law from being a director, or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally, or

(c) he is, or may be, suffering from mental disorder and either

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984, or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs, or

(d) he resigns his office by notice in writing to the Company, or

(e) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated, or

(f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated, or

(g) a notice in writing is served upon him personally or at the address registered with the Company in accordance with sections 288 to 290 of the 1985 Act or at his residential address provided to the Company, signed by all other directors for the time being to the effect that his office as director shall on receipt of such notice be vacated (and such notice may consist of several documents in the like form each executed by one or more directors)

DIRECTORS' APPOINTMENTS AND INTERESTS

110 The directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and, subject to the provisions of the Acts, any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company

111 (1) Subject to the provisions of the Acts, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested,

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested, and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit

(2) For the purposes of this article

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified, and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his

DIRECTORS' GRATUITIES AND PENSIONS

112 The directors may (by the establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions, or by insurance or death or disability benefits or otherwise, for any director or any former director who holds or has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse or civil partner and a former spouse and former civil partner) or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit

PROCEEDINGS OF DIRECTORS

113 (1) Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit

(2) A director may, and the secretary at the request of a director shall, call a meeting of the directors Subject to paragraph (3) of this article, it shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom

(3) If a director gives notice to the Company of an address in the United Kingdom at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom, he shall, if so absent, be entitled to have notice given to him at that address, but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom at that address

(4) Questions arising at a meeting shall be decided by a majority of votes In case of an equality of votes, the chairman shall have a second or casting vote A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote, and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence

(5) A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able

(a) to hear each of the other participating directors addressing the meeting, and

(b) if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this article is adopted or

developed subsequently) or by a combination of such methods A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting

114 No business shall be transacted at any meeting of the directors unless a quorum is present The quorum may be fixed by the directors and unless so fixed at any other number shall be two An alternate director who is not himself a director shall, if his appointor is not present, be counted in the quorum

115 The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting

116 The directors may elect from their number, and remove, a chairman of the board of directors The chairman shall preside at all meetings of the directors, but if there is no chairman, or if at the meeting the chairman is not present within five minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting

117 All acts done by a meeting of the directors, or of a committee of the directors, or by a person acting as a director, shall notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote

118 A resolution in writing executed by all the directors entitled to receive notice of a meeting of the directors or of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more directors, but a resolution executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity

119 (1) Save as otherwise provided by these articles, a director shall not vote at a meeting of the directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings,

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its

subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security,

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange,

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Commissioners for HM Revenue and Customs for taxation purposes,

(e) the resolution relates to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings, including but without being limited to an employees' share scheme (within the meaning of section 743 of the 1985 Act), which does not accord to any director any privilege or advantage not generally accorded to the employees to whom the arrangement relates,

(f) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest, and any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder),

(g) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability

(2) For the purposes of paragraph (1) of this article, an interest of any person who is for any purpose of the 1985 Act (excluding any statutory modification thereof not in force when these articles became binding on the Company) connected with a director shall be taken to be the interest of that director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise

(3) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not by virtue of paragraph (1)(f) of this article, or otherwise under that paragraph, or for any other reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment

120 A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote

121 The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of these articles prohibiting a director from voting at a meeting of the directors or of a committee of the directors

122 If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the director concerned is the chairman, to the other directors at the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive

MINUTES

123 The directors shall cause minutes to be made in books kept for the purpose

(a) of all appointments of officers made by the directors, and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting

SECRETARY

124 Subject to the provisions of the Acts, the secretary shall be appointed by the directors for such term, at such remuneration and on such other conditions as they think fit, and any secretary so appointed may be removed by them

THE SEAL

125 The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors The directors may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it Unless otherwise determined by the directors

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it, and

(b) every other instrument to which the seal is affixed shall be signed by one director and by the secretary or another director

126. Subject to the provisions of the Acts, the Company may have an official seal for use in any place abroad

DIVIDENDS

127 Subject to the provisions of the Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors

128 Subject to the provisions of the Acts, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights

129 Subject to the provisions of the Acts and except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid For the purpose of this article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share

130 A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees

131 (1) Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may by notice direct Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer or, in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Company may from time to time consider sufficient, by means of a relevant system) which the directors consider appropriate Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share Every cheque or warrant shall be made payable to the order of or to the person or persons entitled or to such other person as the person or persons entitled

may by notice direct Payment of such cheque, warrant or order, the collection of funds from or transfer of funds by a bank in accordance with such direct debit or bank transfer or, in respect of shares in uncertificated form, the making of payment by means of a relevant system, shall be a good discharge to the Company

(2) The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed), or

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder,

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request

132 No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share

133 Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company

134 The directors may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution The following provisions shall apply

(a) The said resolution may specify a particular dividend (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed

(b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's ordinary shares on the Stock Exchange as derived from the Daily Official List, for the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount

(c) No fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit

(d) The directors shall, after determining the basis of allotment, notify the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective

(e) The directors may exclude from any offer any holders of ordinary shares where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them

(f) The dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on ordinary shares in respect of which an election has been duly made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis

(g) The directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined

(h) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted

(i) The directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned

CAPITALISATION OF PROFITS

135 (1) The directors may with the authority of an ordinary resolution of the Company

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account or capital redemption reserve),

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would (or in the case of treasury shares, which would if such shares were not held as treasury shares) entitle them

to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid,

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend,

(d) make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they think fit in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the members concerned),

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members, and

(f) generally do all acts and things required to give effect to such resolution as aforesaid

(2) Where, pursuant to an employees' share scheme (within the meaning of section 743 of the 1985 Act) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Acts, the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph (1)(a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly The provisions of paragraph (1)(a) to (f) above shall apply mutatis mutandis to this paragraph (but as if the authority of an ordinary resolution of the Company were not required)

RECORD DATES

136 Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made Where such a record date is fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly

ACCOUNTS

137 No member (other than a director) shall have any right of inspecting any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the directors or by ordinary resolution of the Company

NOTICES ETC

138 Any notice to be given to or by any person pursuant to these articles shall be in writing other than a notice calling a meeting of the directors which need not be in writing

139 (1) Any notice, document or information may (without prejudice to articles 144 and 145) be given, sent or supplied by the Company to any member either

(a) personally, or

(b) by sending it by post in a prepaid envelope addressed to the member at his registered address or postal address given pursuant to article 139(4), or by leaving it at that address, or

(c) by sending it in electronic form to a person who has agreed (generally or specifically) that the notice, document or information may be sent or supplied in that form (and has not revoked that agreement), or

(d) subject to the provisions of the Acts, by making it available on a website, provided that the requirements in article 139(2) are satisfied

(2) The requirements referred to in article 139(1)(d) are that:

(a) the member has agreed (generally or specifically) that the notice, document or information may be sent or supplied to him by being made available on a website (and has not revoked that agreement), or the member has been asked by the Company to agree that the Company may send or supply notices, documents and information generally, or the notice, document or information in question, to him by making it available on a website and the Company has not received a response within the period of 28 days beginning on the date on which the Company's request was sent and the member is therefore taken to have so agreed (and has not revoked that agreement),

(b) the member is sent a notification of the presence of the notice, document or information on a website, the address of that website, the place on that

website where it may be accessed, and how it may be accessed ("notification of availability"),

(c) in the case of a notice of meeting, the notification of availability states that it concerns a notice of a company meeting, specifies the place, time and date of the meeting, and states whether it will be an annual general meeting, and

(d) the notice, document or information continues to be published on that website, in the case of a notice of meeting, throughout the period beginning with the date of the notification of availability and ending with the conclusion of the meeting and in all other cases throughout the period specified by any applicable provision of the Acts, or, if no such period is specified, throughout the period of 28 days beginning with the date on which the notification of availability is sent to the member, save that if the notice, document or information is made available for part only of that period then failure to make it available throughout that period shall be disregarded where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid

(3) In the case of joint holders of a share

(a) it shall be sufficient for all notices, documents and other information to be given, sent or supplied to the joint holder whose name stands first in the register of members in respect of the joint holding (the "first named holder") only, and

(b) the agreement of the first named holder that notices, documents and information may be given, sent or supplied in electronic form or by being made available on a website shall be binding on all the joint holders

(4) A member whose registered address is not within the United Kingdom shall not be entitled to receive any notice, document or information from the Company unless he gives to the Company an address (not being an electronic address) within the United Kingdom at which notices, documents or information may be given to him

(5) For the avoidance of doubt, the provisions of this article 139 are subject to article 55

(6) The Company may at any time and at its sole discretion choose to give, send or supply notices, documents and information only in hard copy form to some or all members

140 A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called

141 (1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of fifteen days before the

notice is given, and no change in the register after that time shall invalidate the giving of the notice

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the person from whom he derives his title, but this paragraph does not apply to a notice given under section 793 of the 2006 Act

142 Subject to the Acts, where, by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to give notice of a general meeting, the general meeting may be convened by a notice advertised in two national daily newspapers published in the United Kingdom The Company shall send a copy of the notice to members in the same manner as it sends notices under article 139 if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable

143 Subject to the Acts, any notice, document or information to be given, sent or supplied by the Company to the members or any of them, not being a notice to which article 141 applies, shall be sufficiently given, sent or supplied if given by advertisement in at least one national daily newspaper published in the United Kingdom

144 Any notice, document or information given, sent or supplied by the Company to the members or any of them

(a) by post, shall be deemed to have been received 24 hours after the time at which the envelope containing the notice, document or information was posted unless it was sent by second class post or there is only one class of post in which case it shall be deemed to have been received 48 hours after it was posted Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that the notice, document or information was sent,

(b) by advertisement, shall be deemed to have been received on the day on which the advertisement appears,

(c) by electronic means, shall be deemed to have been received 24 hours after it was sent Proof that a notice, document or information in electronic form was sent in accordance with the Institute of Chartered Secretaries and Administrators' Guidance (in issue at the time the relevant notice, document or information was sent) shall be conclusive evidence that the notice, document or information was sent,

(d) by making it available on a website, shall be deemed to have been received on the date on which notification of availability on the website is deemed to have been received in accordance with this article or, if later, the date on which it is first made available on the website

145 Any notice, document or information may be given, sent or supplied by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it in any manner authorised by these articles for the giving of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the address, if any, within

the United Kingdom supplied for that purpose by the person claiming to be so entitled Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred

146 If on three consecutive occasions notices, documents or information sent or supplied to a member have been returned undelivered, the member shall not be entitled to receive any subsequent notice, document or information until he has supplied to the Company (or its agent) a new registered address, or a postal address within the United Kingdom, or (without prejudice to article 139(4)) shall have informed the Company, in such manner as may be specified by the Company, of an electronic address For the purposes of this article, references to notices, documents or information include references to a cheque or other instrument of payment, but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles

147 Where a document is required under these articles to be signed by a member or any other person, if the document is in electronic form, then in order to be valid the document must either

(a) incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company), of that member or other person, in such form by the directors may approve, or

(b) be accompanied by such other evidence as the directors may require in order to be satisfied that the document is genuine

The Company may designate mechanisms for validating any such document and a document not validated by the use any such mechanisms shall be deemed as having not been received by the Company In the case of any document or information relating to a meeting, an instrument of proxy or invitation to appoint a proxy, any validation requirements shall be specified in the relevant notice of meeting in accordance with Articles 50 and 80

DESTRUCTION OF DOCUMENTS

148 (1) The Company may destroy

(a) any instrument of transfer, after six years from the date on which it is registered,

(b) any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded,

(c) any share certificate, after one year from the date on which it is cancelled, and

(d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made

(2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a copy of the

document (whether made electronically, by microfilm, by digital imaging or by any other means) has been made which is not destroyed before that date

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company, provided that

(a) this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant,

(b) nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article, and

(c) references in this article to the destruction of any document include references to the disposal of it in any manner

WINDING UP

149 If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law, subject to the provisions of the Acts, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability

INDEMNITY

150 Subject to the provisions of the Acts, the Company may

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company, and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company

For the purposes of this article, "associated company" has the same meaning as in section 309A of the 1985 Act

G

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

RECEIVED

2008 MAY 13 A 11:25

FICE OF INTERNATIONAL CORPORATE FINANCE

CHFP025

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 6160943

Name of company

* insert full name of company

* MONEYSUPERMARKET COM GROUP LIMITED

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 22 JUNE 2007 the nominal capital of the company has been increased by £ 249,900.00 beyond the registered capital of £ 100 00

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached †

The conditions (eg voting rights, dividend rights, winding-up rights etc) subject to which the new shares have been or are to be issued are as follows

AS PER THE ARTICLES

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Director Date 4 JULY 2007

Presenter's name address and reference (if any)
Herbert Smith LLP
Exchange House
Primrose Street
London
EC2A 2HS

For official Use (02/06)
General Section

TUESDAY

AYFN0RBC
A47 17/07/2007 710
COMPANIES HOUSE

TH

A46 05/07/2007 164
COMPANIES HOUSE

Laserform International 12/06

870399

Notes

The address for companies registered in England and Wales or Wales is -

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX 33050 Cardiff

or, for companies registered in Scotland -

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX 235 Edinburgh or LP - 4 Edinburgh 2

870399:

LFM GROUP LASERFORM

RECEIVED
2008 MAY 13 A 11:25
OFFICE OF I[illegible] CORPORATE [illegible]

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 6160943

Company Name in full MONEYSUPERMARKET.COM GROUP LIMITED

	Day	Month	Year
Date of appointment	28	06	2007
† Date of Birth	07	09	1951

Appointment form

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: MR   *Honours etc:

Forename(s): GERALD MICHAEL NOLAN

Surname: CORBETT

Previous Forename(s):   Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Usual residential address †† HOLTSMERE END FARMHOUSE, REDBOURN

Post town: ST ALBANS   Postcode: AL3 7AW

County / Region: HERTFORDSHIRE   Country: UK

† Nationality: BRITISH   † Business occupation: DIRECTOR

† Other directorships (additional space overleaf): BRITVIC PLC (CONTINUED OVERLEAF)

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature]   **Date** 28 June 2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature]   **Date** 4 July 2007

(** a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28   DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

Laserform International 6/02

8722485

Company Number | 6160943

† Directors only. † Other directorships

REDLAND AUSTRALIA LIMITED
HOLTSMERE END FARM LIMITED
WOOLWORTHS PUBLIC LIMITED COMPANY
WOOLWORTHS GROUP PLC
SSL INTERNATIONAL PLC

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

LFM GROUP
LASERFORM

288a

RECEIVED
2008 MAY 13 A 11:25
OFFICE OF INTERNATIONAL CORPORATE ...

Please complete in typescript, or in bold black capitals.

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 6160943

Company Name in full: MONEYSUPERMARKET.COM GROUP PLC

	Day	Month	Year
Date of appointment	10	07	2007
† Date of Birth	08	02	1940

Appointment form

Appointment as director: X

as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME

*Style / Title: MR

*Honours etc:

Forename(s): JOHN MICHAEL

Surname: WEMMS

Previous Forename(s):

Previous Surname(s):

Usual residential address ††: DIGSWELL WATER MILL, DIGSWELL LANE

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: WELWYN

Postcode: AL6 0SW

County / Region: HERTFORDSHIRE

Country: UK

† Nationality: BRITISH

† Business occupation:

† Other directorships (additional space overleaf): INCHCAPE PLC, GALIFORM PLC

I consent to act as ** director / XXXXXX of the above named company

Consent signature: JWemms

Date: 10 July 2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature]

Date: 10 July 2007

(** a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House
Primrose Street
London, EC2A 2HS

8056/30873120

Tel 020 7374 8000

DX number 28

DX exchange London

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Laserform International 6/02

8909212

† Directors only.

† Other directorships

604 DISTRIBUTION LIMITED, NORTH SHORE
INTERNATIONAL LIMITED, THE BASIC SKILLS AGENCY,
BRITISH RETAIL CONSORTIUM, HOUSE OF FRASER
LIMITED.

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

eer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the ame by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

LFM GROUP
LASERFORM

288a

Please complete in typescript, or in bold black capitals.

CHFP025

RECEIVED
2008 MAY 13 A 11: 25
OFFICE OF INTERNATIONAL CORPORATE F...

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number	6160943
Company Name in full	PRECIS (2682) LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	15	06	2007	† Date of Birth	02	01	1975

Appointment form Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title	MR	*Honours etc	
Forename(s)	DARREN PAUL		
Surname	DRABBLE		
Previous Forename(s)		Previous Surname(s)	
Usual residential address ††	12 BROOKLAWN DRIVE		
Post town	DIDSBURY	Postcode	M20 3GZ
County / Region	MANCHESTER	Country	ENGLAND
† Nationality	BRITISH	† Business occupation	GENERAL COUNSEL
† Other directorships (additional space overleaf)			

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 13 June 2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 13 June. 2007

(** a director / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000
DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP LASERFORM

288b

Please complete in typescript, or in bold black capitals.

CHFP025

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 6160943

Company Name in full PRECIS (2682) LIMITED

	Day	Month	Year
Date of termination of appointment			2007

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME

*Style / Title: MR

*Honours etc:

Forename(s): PAUL HARRIS

Surname: DOUGHTY

	Day	Month	Year
† Date of Birth	25	06	1968

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 19 Jul 2007

(** serving director/secretary/XXXXXXXXXXXXXXXXXXXXXXXXXXXXXX)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Laserform International 02/00

856413(

CERTIFICATE OF INCORPORATION

ON RE-REGISTRATION OF PRIVATE COMPANY

AS A PUBLIC COMPANY

Company No. 6160943

The Registrar of Companies for England and Wales hereby certifies that

MONEYSUPERMARKET.COM GROUP PLC

formerly registered as a private company has this day been re-registered under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, London, the 9th July 2007

SIMON EVANS

For The Registrar Of Companies

COMPANIES HOUSE

No. of Company: 6160943

THE COMPANIES ACT 1985

and

THE COMPANIES ACT 1989

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM AND ARTICLES OF ASSOCIATION

- of -

MONEYSUPERMARKET.COM GROUP PLC

(As amended by (a) Special Resolution passed on 18 June 2007; and (b) Special Resolution passed on 9 July 2007).

(Incorporated the 14th day of March 2007)

THE COMPANIES ACT 1985

and

THE COMPANIES ACT 1989

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

-of-

MONEYSUPERMARKET.COM GROUP PLC

1. The Company's name is MONEYSUPERMARKET.COM GROUP PLC.[1]

2. The Company is to be a public limited company.

3. The Company's registered office is to be situated in England and Wales.

4. The Company's objects are:

(1) To carry on the business of an investment company and for that purpose to acquire and hold either in the name of the Company or in that of any nominee shares, stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company wherever incorporated or carrying on business and debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any government, sovereign ruler, commissioners, public body or authority, supreme, dependent, municipal, local or otherwise in any part of the world.

(2) To acquire any shares, stock, debentures, debenture stock, bonds, notes, obligations, or securities by original subscription, contract, tender, purchase, exchange, underwriting, participation in syndicates or otherwise, and whether or not fully paid up, and to subscribe for the same subject to such terms and conditions (if any) as may be thought fit.

(3) To exercise and enforce all rights and powers conferred by or incident to the ownership of any shares, stock, debentures, debenture stock, bonds, notes, obligations or securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof and to provide managerial and other executive supervisory and

---

1 By a Special Resolution of the Company passed on 18 June 2007 the name of the Company was changed from Precis (2682) Limited to Moneysupermarket.com Group Limited.

By a Special Resolution of the Company passed on 9 July 2007 the Company re-registered as a public limited company and changed its name from Moneysupermarket.com Group Limited to Moneysupermarket.com Group PLC.

consultant services for or in relation to any company in which the Company is interested upon such terms as may be thought fit.

(4) To carry on business as a general commercial company.

(5) To carry on any other business which may seem to the Company capable of being conducted directly or indirectly for the benefit of the Company.

(6) To acquire by any means any real or personal property or rights whatsoever and to use, exploit and develop the same.

(7) To conduct, promote and commission research and development in connection with any activities or proposed activities of the Company, and to apply for and take out, purchase or otherwise acquire any patents, patent rights, inventions, secret processes, designs, copyrights, trade marks, service marks, commercial names and designations, know-how, formulae, licences, concessions and the like (and any interest in any of them) and any exclusive or non-exclusive or limited right to use, and any secret or other information as to, any invention or secret process of any kind; and to use, exercise, develop, and grant licences in respect of, and otherwise turn to account and deal with, the property, rights and information so acquired.

(8) To acquire by any means the whole or any part of the assets, and to undertake the whole or any part of the liabilities, of any person carrying on or proposing to carry on any business which the Company is authorised to carry on or which can be carried on in connection therewith, and to acquire an interest in, amalgamate or enter into any arrangement for sharing profits, or for co-operation, or for limiting competition, or for mutual assistance, with any such person and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, whether fully or partly paid up, debentures, or other securities or rights that may be agreed upon.

(9) To subscribe for, underwrite, purchase or otherwise acquire, and to hold, and deal with, any shares, stocks, debentures, bonds, notes and other securities, obligations and other investments of any nature whatsoever and any options or rights in respect of them; and otherwise to invest and deal with the money and assets of the Company.

(10) To lend money or give credit to such persons and on such terms as may seem expedient.

(11) To borrow money and to secure by mortgage, charge or lien upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, the discharge by the Company or any other person of any obligation or liability.

(12) To guarantee the performance of any obligation by any person whatsoever, whether or not for the benefit of the Company or in furtherance of any of its objects.

(13) To draw, make, accept, endorse, discount, negotiate, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(14) To apply for, promote and obtain any Act of Parliament, charter, privilege, concession, licence or authorisation of any government, state, department or other authority (international, national, local, municipal or otherwise) for enabling the Company to carry any of its objects into effect or for extending any of the Company's powers or for effecting any modification of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any actions, steps, proceedings or applications which may seem calculated directly or indirectly to prejudice the interests of the Company or of its members.

(15) To enter into any arrangements with any government, state, department or other authority (international, national, local, municipal or otherwise), or any other person, that may seem conducive to the Company's objects or any of them, and to obtain from any such government, state, department, authority, or person, and to carry out, exercise and exploit, any charter, contract, decree, right, privilege or concession which the Company may think desirable.

(16) To do all or any of the following, namely:

(1) to establish, provide, carry on, maintain, manage, support, purchase and contribute to any pension, superannuation, retirement, redundancy, injury, death benefit or insurance funds, trusts, schemes or policies for the benefit of, and to give or procure the giving of pensions, annuities, allowances, gratuities, donations, emoluments, benefits of any description (whether in kind or otherwise), incentives, bonuses, assistance (whether financial or otherwise) and accommodation in such manner and on such terms as the Company thinks fit to, and to make payments for or towards the insurance of -

(a) any individuals who are or were at any time in the employment of, or directors or officers of (or held comparable or equivalent office in), or acted as consultants or advisers to or agents for -

(i) the Company or any company which is or was its parent company or is or was a subsidiary undertaking of the Company or any such parent company; or

(ii) any person to whose business the Company or any subsidiary undertaking of the Company is, in whole or in part, a successor directly or indirectly; or

(iii) any person otherwise allied to or associated with the Company;

(b) any other individuals whose service has been of benefit to the Company or who the Company considers have a moral claim on the Company; and

(c) the spouses, widows, widowers, families and dependants of any such individuals as aforesaid; and

(2) to establish, provide, carry on, maintain, manage, support and provide financial assistance to welfare, sports and social facilities, associations, clubs, funds and institutions which the Company considers likely to

benefit or further the interests of any of the aforementioned individuals, spouses, widows, widowers, families and dependants.

(17) To establish, maintain, manage, support and contribute to any schemes or trusts for the acquisition of shares in the Company or its holding company by or for the benefit of any individuals who are or were at any time in the employment of, or directors or officers of, the Company or any company which is or was its parent company or is or was a subsidiary undertaking of the Company or any such parent company, and to lend money to any such individuals to enable them to acquire shares in the Company or in its parent company and to establish, maintain, manage and support (financially or otherwise) any schemes for sharing profits of the Company or any other such company as aforesaid with any such individuals.

(18) To subscribe or contribute (in cash or in kind) to, and to promote or sponsor, any charitable, benevolent or useful object of a public character or any object which the Company considers may directly or indirectly further the interests of the Company, its employees or its members.

(19) To pay and discharge all or any expenses, costs and disbursements, to pay commissions and to remunerate any person for services rendered or to be rendered, in connection with the formation, promotion and flotation of the Company and the underwriting or placing or issue at any time of any securities of the Company or of any other person.

(20) To issue, allot and grant options over securities of the Company for cash or otherwise or in payment or part payment for any real or personal property or rights therein purchased or otherwise acquired by the Company or any services rendered to, or at the request of, or for the benefit of, the Company or as security for, or indemnity for, or towards satisfaction of, any liability or obligation undertaken or agreed to be undertaken by or for the benefit of the Company, or in consideration of any obligation (even if valued at less than the nominal value of such securities) or for any other purpose.

(21) To procure the Company to be registered or recognised in any part of the world.

(22) To promote any other company for the purpose of acquiring all or any of the property or undertaking any of the liabilities of the Company, or both, or of undertaking any business or operations which may appear likely to assist or benefit the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares, debentures or other securities of any such company as aforesaid.

(23) To dispose by any means of the whole or any part of the assets of the Company or of any interest therein.

(24) To distribute among the members of the Company in kind any assets of the Company.

(25) To do all or any of the above things in any part of the world, and either as principal, agent, trustee, contractor or otherwise, and either alone or in conjunction with others, and either by or through agents, trustees, sub-contractors or otherwise.

(26) To do all such other things as may be deemed, or as the Company considers, incidental or conducive to the attainment of the above objects or any of them.

AND IT IS HEREBY DECLARED that in this clause:-

(A) unless the context otherwise requires, words in the singular include the plural and vice versa;

(B) unless the context otherwise requires, a reference to a person includes a reference to a body corporate and to an unincorporated body of persons;

(C) references to "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible;

(D) a reference to anything which the Company thinks fit or desirable or considers or which may seem (whether to the Company or at large) expedient, conducive, calculated or capable, or to any similar expression connoting opinion or perception, includes, in relation to any power exercisable by or matter within the responsibility of the directors of the Company, a reference to any such thing which the directors so think or consider or which may so seem to the directors or which is in the opinion or perception of the directors;

(E) the expressions "subsidiary undertaking" and "parent company" have the same meaning as in section 258 of and Schedule 10A to the Companies Act 1985 or any statutory modification or re-enactment of it;

(F) the objects specified in each of the foregoing paragraphs of this clause shall be separate and distinct objects of the Company and accordingly shall not be in any way limited or restricted (except so far as otherwise expressly stated in any paragraph) by reference to or inference from the terms of any other paragraph or the order in which the paragraphs occur or the name of the Company, and none of the paragraphs shall be deemed merely subsidiary or incidental to any other paragraph.

5. The liability of the members is limited.

6. The share capital of the Company is £100 divided into 100 shares of £1 each.[2]

2 By a Written Resolution of the Company dated 22 June 2007 the authorised share capital of the Company was increased from £100 to £250,000 divided into 154,500 Ordinary Shares, 10,000 A Ordinary Shares and 85,500 B Ordinary Shares.

By a Special Resolution of the Company dated 9 July 2007 the share capital of the Company was divided into 772,500,000 Ordinary Shares of £0.0002 each, 50,000,000 A Ordinary Shares of £0.0002 each and 427,500,000 B Ordinary Shares of £0.0002 each.

I, the subscriber to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum and I agree to take the number of shares shown opposite my name.

Name and Address of Subscriber	Number of shares taken by the Subscriber
Peregrine Secretarial Services Limited Level 1 Exchange House Primrose Street London EC2A 2HS	Two
Total shares taken	Two

Dated the 14 March 2007

No. 6160943

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

MONEYSUPERMARKET.COM GROUP PLC

(Adopted by Special Resolution passed on 22 June 2007 and amended by Special Resolution passed on 9 July 2007)

Herbert Smith LLP

TABLE OF CONTENTS

No. 6160943

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

MONEYSUPERMARKET.COM GROUP PLC[1]

(Adopted by Special Resolution passed on 22 June 2007 and amended by Special Resolution passed on 9 July 2007)

1. PRELIMINARY

1.1 Definitions

In these Articles:

"A Ordinary Share" means an A Ordinary Share of £1.00 each in the capital of the Company;

"A Ordinary Shareholder" means a registered holder of an A Ordinary Share;

"Act" means, subject to paragraph 1.3 of this Article, the Companies Act 1985;

"Admission" means admission of all of the issued share capital of the Company (or a holding company of the Company) to the Official List and to trading on the London Stock Exchange, or any other Recognised Investment Exchange;

"Articles" means these articles of association, as from time to time altered;

"Auditors" means the auditors of the Company from time to time;

"B Ordinary Share" means a B Ordinary Share of £1.00 each in the capital of the Company;

"B Ordinary Shareholder" means a registered holder of a B Ordinary Share (if any);

---

[1] By a Special Resolution the name of the Company was changed from Precis (2682) Limited to Moneysupermarket.com Group Limited on 18 June 2007.

By a Special Resolution of the Company passed on 9 July 2007 the Company re-registered as a public limited company and changed its name from Moneysupermarket.com Group Limited to Moneysupermarket.com Group PLC.

"Board" the board of directors of the Company, as from time to time constituted;

"Business Day" means a day (not being a Saturday or Sunday) on which banks are open for general banking business in the City of London;

"Cameron" means Duncan Russell Cameron of 5 Clayton Court, Duke Street, Chester CH1 1NE;

"company" includes any body corporate;

"Connected Person" means any person with which any relevant person is connected (as determined in accordance with the provisions of section 839 of the Income and Corporation Taxes Act 1988);

"Controlling Interest" means legal and beneficial ownership of shares which confer in aggregate on the holders thereof more than 50 per cent. of the total voting rights conferred by all the shares in issue at the relevant time and conferring the right to vote at all general meetings of the Company;

"Deferred Shares" means the deferred shares arising out of the conversion of B Ordinary Shares pursuant to Article 7 and having the rights set out in Article 5;

"Deferred Shareholder" means a registered holder of Deferred Shares;

"Early Leaver" has the meaning given to that term in Article 6.4.1;

"Fair Price" has the meaning given to that term in Article 6.4.2;

"Holding Company" means a holding company as defined in section 736 and section 736A of the Act;

"Late Leaver" has the meaning given to that term in Article 6.4.3;

"Leaver" has the meaning given to that term in Article 6.4.4;

"MSFG" means Moneysupermarket.com Financial Group Limited, a company incorporated in England and Wales (registered number 3157344) and whose registered office is at MoneySupermarket House, St David's Park, Ewloe, Chester CH5 3UZ;

"MSFG Share Option Scheme" means the share option scheme adopted by MSFG on 5 May 2005, or any replacement share option scheme adopted by the Company, pursuant to which options over an aggregate maximum of 5,364 shares in MSFG and the Company, respectively, may be granted, as amended or replaced from time to time provided that the aggregate maximum number of shares in MSFG and the Company which may be issued pursuant to the exercise of such options shall not exceed 5,364;

"Nixon" means Simon Justin Nixon of 3 Sandown Terrace, Boughton, Chester CH3 5BN;

"Official List" means the list maintained by the UK Listing Authority pursuant to Part VI of the Financial Services and Markets Act 2000;

"Ordinary Share" means an Ordinary Share of £1.00 each in the capital of the Company;

"Ordinary Shareholder" means a registered holder of Ordinary Shares;

"Put and Call Option Agreement" means the put and call option agreement between the Company, Nixon and Cameron dated 17 May 2007;

"Relevant Agreement" means any agreement to which Cameron and/or Nixon (in their capacity as Shareholders in the Company) are party relating to the business and affairs of the Company;

"Shares" means Ordinary Shares, A Ordinary Shares, B Ordinary Shares (if any) and Deferred Shares (if any);

"Shareholder" means a registered holder of Shares;

"subsidiary" means a subsidiary as defined in section 736 and section 736A of the Act;

"Table A" means Table A in the Companies (Tables A to F) Regulations 1985; and

"UK Listing Authority" means the Financial Services Authority or its successor as the competent authority for listing in the United Kingdom under Part VI of the Financial Services and Markets Act 2000.

1.2 **Same meanings as in the Act**

Save as provided in Article 1.1 and unless the context otherwise requires, words or expressions contained in these Articles bear the same meaning as in the Act.

1.3 **Statutory modification**

In these Articles, unless expressly provided to the contrary, a reference to any statute or provision of a statute includes a reference to any statutory modification or re-enactment of it and to any subordinate legislation made under it in each case for the time being in force.

1.4 **Ordinary and Special Resolutions**

A special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles.

1.5 **Number, gender and person**

In these Articles, unless the context otherwise requires:

(A) words in the singular include the plural, and vice versa;

(B) words importing any gender include all genders; and

(C) a reference to a person includes a reference to a company and to an unincorporated body of persons.

1.6 **Miscellaneous interpretation**

In these Articles:

(A) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form;

(B) references to "executed" includes any mode of execution;

(C) references to "other" and "otherwise" shall not be construed eiusdem generis where a wider construction is possible;

(D) references to a power are to a power of any kind, whether administrative, discretionary or otherwise;

(E) references to a committee of the directors are to a committee established in accordance with these Articles, whether or not comprised wholly of directors.

1.7 **Headings**

Headings are inserted for convenience only and do not affect the construction of these Articles.

1.8 **Articles and Regulations**

In these Articles a reference to an Article is to a clause of these Articles and a reference to a Regulation is to a regulation in Table A.

2. TABLE A

The Regulations contained in Table A shall apply to the Company save insofar as they are varied or excluded by or are inconsistent with these Articles. Regulations 40, 50, 54, 64 to 69 (inclusive), 72 to 81 (inclusive), 84, 88, 89, 93 to 95 (inclusive) and 118 in Table A shall not apply to the Company.

3. SHARE CAPITAL

The share capital of the Company on the date of adoption of these Articles is £250,000 divided into 154,500 Ordinary Shares, 10,000 A Ordinary Shares and 85,500 B Ordinary Shares.

4. CLASSES OF SHARES

The shares of each class of shares shall entitle the holders thereof to the respective rights and privileges and subject them to the respective restrictions and provisions hereinafter appearing. The Ordinary Shares, A Ordinary Shares and the B Ordinary Shares (if any) shall, except where otherwise provided herein, confer upon the holders thereof the same rights.

5. RIGHTS ATTACHING TO SHARES

Subject to any special rights which may be attached to any class of shares issued after the date of adoption of these Articles the rights attaching to the Shares are as follows:

(A) **Capital**

The Company may not make any returns, repayments or reductions of capital until the B Ordinary Shares have converted into Deferred Shares and Ordinary Shares in accordance with Article 7. Subject to the above, on a return, repayment or reduction of capital or a return of assets on a liquidation or otherwise, the assets of the Company up to a maximum of £162,000,000 shall be distributed amongst the Ordinary Shareholders and A Ordinary Shareholders, pro rata (as nearly as may be)

according to their holdings of Ordinary Shares and A Ordinary Shares respectively. Secondly the balance of such assets (if any) available for distribution among the members shall be applied in paying to the Shareholders (other than in respect of the Deferred Shares) a sum equal to the nominal amount of each Share held by them respectively. Thirdly, the balance of such assets (if any) shall be distributed amongst the Shareholders (other than in respect of the Deferred Shares), pro rata (as nearly as may be) according to their holdings of Shares. Deferred Shares shall not have any right to participate in any distribution of the Company's assets on liquidation or otherwise.

(B) **Income**

Subject to the provisions of these Articles and any Relevant Agreement, the profits of the Company available for distribution and resolved to be distributed in respect of any financial year shall be distributed among the Ordinary Shareholders. Any such dividend shall be distributed to the Ordinary Shareholders according to the number of the Ordinary Shares held by them respectively. The A Ordinary Shareholders and the holders of Deferred Shares shall not be entitled to receive any dividend or distribution.

(C) **Voting**

Subject to any special rights, privileges or restrictions attached to any Ordinary Shares or any B Ordinary Shares (if any), at a general meeting of the Company on a show of hands every Ordinary Shareholder and B Ordinary Shareholder (if any) who (being an individual) is present in person or by proxy (not being himself a member) or (being a corporation) is present by a representative duly authorised under section 375 of the Act (not being himself a member) shall have one vote, and on a poll every Ordinary Shareholder and B Ordinary Shareholder (if any) present in person, by representative or by proxy shall have one vote for every Ordinary Share and B Ordinary Share (if any) of which he is the holder. Deferred Shares and A Ordinary Shares shall not entitle the holders thereof to receive notice of or to attend and vote upon any resolution at any general meeting of the Company.

6. A ORDINARY SHARES – LEAVER PROVISIONS

6.1 Early Leaver deemed notice

Any Early Leaver shall (if he has not already done so) be deemed on the date of cessation of employment to have served notice in respect of the sale of all of the A Ordinary Shares then held by him or deemed to be held by him.

6.2 Late Leaver deemed notice

Any Late Leaver or if he becomes a Leaver on his death his personal representative shall (if he has not already done so) be deemed on the date of cessation of employment to have served notice in respect of the sale of all the A Ordinary Shares then held by him or deemed to be held by him.

6.3 Price

The price payable in respect of any A Ordinary Shares the subject of a notice given by a Leaver or deemed to be given pursuant to Article 6.1 or 6.2 shall be:

6.3.1 in respect of an Early Leaver the lower of:

(A) the par value thereof; and

(B) the Fair Price; and

6.3.2 in respect of a Late Leaver, the Fair Price.

6.4 **Definitions**

In this Article 6 the following terms shall have the following definitions:

6.4.1 **"Early Leaver"** means a Leaver where the cessation of employment is as a result of the relevant member:

(A) resigning or where the Company has given proper notice to terminate the Leaver's employment in either case within 5 years of the commencement of his employment; or

(B) being dismissed in circumstances where the Company is not liable to pay him compensation for the cessation of his employment other than compensation required by statute or statutory instrument.

For the avoidance of doubt a Leaver is not an Early Leaver:

(C) if he ceases to be employed as a result of his death; or

(D) if he is dismissed or retires by reason of his being absent from work due to ill health (save for ill health which arises as a result of an abuse of drink or drugs); or

(E) if he retires once he has reached the age of 65; or

(F) where the Company dismisses the Leaver in breach of the Leaver's contract of employment.

In the context of this Article 6.4, **"employment"** shall include any provision of services by the relevant individual on a self employed basis whether immediately before, between or immediately after a period of employment.

6.4.2 **"Fair Price"** means the price certified in writing by the Auditors from time to time of the Company (or in the event of their being unwilling or unable so to certify or, at the written request of the Company or the member whose A Ordinary Shares are to be valued, by an independent firm of Chartered Accountants jointly nominated by the Company and such member and in the absence of joint nomination and upon the written request of the Company or such member by an independent firm of Chartered Accountants nominated by the President of the Institute of Chartered Accountants of England and Wales (or his equivalent from time to time) as being in their opinion the fair value of the A Ordinary Shares as between a willing seller and a willing buyer provided that the Auditors as aforesaid, or as the case may require, the independent firm of Chartered Accountants, in determining the fair value of any of such A Ordinary Shares shall:

(A) determine the sum which a willing purchaser would offer to a willing seller for all of the Shares in issue; and

(B) divide the resultant figure by the number of Shares in issue and then multiply that figure by the number of A Ordinary Shares proposed to be transferred,

and for the avoidance of doubt there shall be no addition or subtraction of any premium or discount arising in relation to the size of the holding the subject of the relevant transfer, or in relation to any restrictions on the transferability of the A Ordinary Shares arising out of the provisions of these Articles. In certifying a fair value the Auditors as aforesaid or as the case may require the independent firm of Chartered Accountants, shall act as experts and not as arbitrators and in the absence of manifest error its determination shall be final and binding upon the parties. The costs of determination shall be apportioned between the parties as the Auditors as aforesaid or as the case may require the independent firm of Chartered Accountants shall decide.

6.4.3 **"Late Leaver"** means any Leaver other than an Early Leaver.

6.4.4 **"Leaver"** means any holder of A Ordinary Shares who is employed by the Company or any of its subsidiaries from time to time or who is a director of the Company or any of its subsidiaries from time to time and who dies or who ceases to be an employee or director of any such company and does not continue (or is not immediately re-employed) as an employee or director of any other such company. In this definition any reference to the date of cessation of employment (or similar) or to the date of cessation of directorship (or similar) shall be the date upon which the relevant person (a) repudiates his contract of employment or letter of appointment or (b) gives or is given notice of termination of his contract of employment or letter of appointment and is no longer required to perform his duties under his employment contract or letter of appointment in respect of the Company or its subsidiaries.

6.5 **Late Leaver Offer**

In respect of A Ordinary Shares the subject of a notice or deemed notice from a Late Leaver, such shares shall first be offered to the Company and then to the Ordinary Shareholders in proportion, as nearly as may be, to their holdings of Ordinary Shares except that for the purposes of calculating the holdings of Ordinary Shares and the identity of Ordinary Shareholders the number of B Ordinary Shares (if any) shall be deemed to amount to "Y" Ordinary Shares, where "Y" is the number of B Ordinary Shares less "X" where X is calculated as follows:

$$X = \frac{£162,000,000}{P}$$

where:
P = the Fair Price

Where all or some of the said A Ordinary Shares are not bought by the Company or by the holders of Ordinary Shares (as determined above) the proposing transferor may either

retain such shares or sell them (at a price no less than the Fair Price) to such third party as he may determine.

6.6 **Early Leaver Offer**

In respect of A Ordinary Shares the subject of a notice or deemed notice from an Early Leaver, such shares shall first be offered to the Company and then to the Ordinary Shareholders in proportion, as nearly as may be, to their holdings of Ordinary Shares except that for the purposes of calculating the holdings of Ordinary Shares and the identity of Ordinary Shareholders the number of B Ordinary Shares (if any) shall be deemed to amount to "Y" Ordinary Shares, where "Y" is the number of B Ordinary Shares less "X" where X is calculated as follows:

$$X = \frac{\pounds 162,000,000}{P}$$

where:
P = the Fair Price

Where all or some of the said A Ordinary Shares are not bought by the Company or by the holders of Ordinary Shares (as determined above) the proposing transferor may either retain such shares or sell them (at a price no less than the Fair Price) to such third party as the holders of the Ordinary Shares may approve in writing.

6.7 **Completion of Leaver offer**

The transfer of any A Ordinary Shares pursuant to the acceptance of an offer made under Article 6.5 or 6.5 shall be made on the following terms:

6.7.1 completion of the transfer of the A Ordinary Shares shall be completed five Business Days after the date of determination of the Fair Price, at 2 pm at the registered office of the Company;

6.7.2 the relevant Leaver must deliver to the relevant offeree:

(A) duly executed share transfers forms; and

(B) the relevant share certificate(s) (or an indemnity in favour of the offeree in a form satisfactory to the offeree in the case of any such certificates(s) found to be missing); and

(C) a power of attorney in such form and in favour of such person as the offeree may nominate to enable the offeree to exercise all rights of ownership in respect of the Leaver's A Ordinary Shares.

6.8 **Completion**

The Board shall be able to determine such procedures, in addition to Article 6.7, as it sees fit in order to effect completion of the purchase of an A Ordinary Share pursuant to Article 6.5 and 6.6.

6.9 **Drag along**

If a person or persons (not being a Connected Person of an Ordinary Shareholder or a holder, or a Connected Person of a holder, of B Ordinary Shares) ("**the Buyer**") acquires in excess of 50% of the then issued Ordinary Shares (including for the avoidance of doubt the Ordinary Shares resulting from the conversion of the B Ordinary Shares pursuant to Article 7) (the actual percentage being referred to as the "**Like Proportion**") on arms length terms the Buyer may by written notice to the Company served within 60 days of such acquisition require the Company as agent for the Buyer to serve notice on each A Ordinary Shareholder. The Company shall serve such notices forthwith and for 28 days from the service of such notices the said A Ordinary Shareholders shall not be entitled to transfer the Like Proportion of their A Ordinary Shares to anyone except the Buyer.

6.10 **Completion of drag along**

The Buyer shall have the right to buy such A Ordinary Shares and shall complete the purchase of the Like Proportion of such shares in respect of which notice has been given pursuant to Article 6.8 at the same time and no later than 21 days from the date of the serving of such notices. The consideration shall be the Fair Price and shall be payable in full without any set off. Any transfer pursuant to such notice shall not require the proposing transferor to give notice to any other shareholder. The Directors shall not register any transfer to the Buyer and the Buyer shall not be entitled to exercise or direct the exercise of any rights in respect of any A Ordinary Shares to be transferred to the Buyer until in each case the Buyer has fulfilled all his obligations pursuant to this Article 6.

6.11 **Directors' authority**

If in any case an A Ordinary Shareholder, on the expiry of 28 days from the service of notice pursuant to Article 6.8, shall not have transferred his Like Proportion to the person identified by the Buyer against payment of the price therefore, the Directors may authorise some person to execute and deliver on the A Shareholder's behalf any necessary transfer in favour of the Buyer and the Company shall receive the consideration in respect of such A Ordinary Shares and the Directors shall thereupon (subject to the transfer being duly stamped) cause the name of the Buyer (or the person identified by the Buyer) to be entered into the register of members as the holder of the relevant A Ordinary Shares. The Company shall hold the consideration in trust for the transferor but shall not be bound to earn or pay interest thereon. The receipt of the Company for the consideration shall be a good receipt for the price for the relevant A Ordinary Shares but the Buyer shall not be discharged from procuring that the Company applies the money in payment to the transferor which shall be made against delivery by the transferor of the certificate in respect of the relevant A Ordinary Shares or an indemnity in respect of the same. After the name of the Buyer has been entered in the register of members in purported exercise of the aforesaid powers the validity of the proceedings shall not be questioned by any person.

7. CONVERSION OF B ORDINARY SHARES

7.1 **Conversion of B Ordinary Shares**

The B Ordinary Shares will convert into, and shall be redesignated as, Ordinary Shares and Deferred Shares (if any) in accordance with the first to occur of the following:

7.1.1 upon Admission, "X" number of B Ordinary Shares will convert to Deferred Shares and the remainder to Ordinary Shares, where X is calculated as follows:

$$X = \frac{£162,000,000}{P}$$

where:
P = offer price per Ordinary Share offered to institutional investors in connection with Admission expressed in pounds sterling

7.1.2 on one or more of the following occurring:

(A) Nixon, together with his Connected Persons, ceasing to have a Controlling Interest in the Company;

(B) Nixon, together with his Connected Persons, ceasing to be economically interested in a Controlling Interest in the Company; and/or

(C) any transaction or series of transactions in which the Company, MSFG, any subsidiary of the Company or MSFG, Nixon or any Connected Person of Nixon disposes of, or enters into an agreement to dispose of share capital, business or assets of the Company (or any Holding Company thereof), MSFG or any subsidiary of the Company or MSFG, or rights in respect thereof or any kind of derivative referenced thereto (except pursuant to any mortgage, charge, debenture or other encumbrance granted by way of security), for consideration of £100,000,000 or greater, regardless of the structure or form of the transaction or transactions (except pursuant to an offering of the Company's issued share capital, or the establishment of a new Holding Company of the Company in accordance with the Articles and any Relevant Agreement, in connection with Admission) becoming unconditional,

"X" number of B Ordinary Shares will convert to Deferred Shares and the remainder to Ordinary Shares (such conversion to occur immediately prior to the completion of the relevant event referred to in Article 7.1.2(A) or 7.1.2(B) or 7.1.2(C) or upon the third Business Day following the independent third party valuer determining the fair equity value (whichever is the later) where X is calculated as follows:

$$X = £162,000,000 \times \frac{N}{E + £162,000,000}$$

where:
N = total number of Shares in issue at the time of the valuation conducted pursuant to Article 7.3; and
E = fair equity value of the Company as at the date the event in Article 7.1.2(A), 7.1.2(B) or 7.1.2(C) occurs, as determined by an independent third party valuer in accordance with Article 7.3,

save that, where Nixon, in his capacity as a B Ordinary Shareholder, accepts an offer from a third party independent of him to acquire more than 50 per cent. of the Ordinary Shares (where such number of Ordinary Shares shall be deemed to include the number of Ordinary Shares resulting from the conversion of the B

Ordinary Shares in accordance with the following formula), "X" B Ordinary Shares shall convert to Deferred Shares and the remainder to Ordinary Shares (such conversion to occur immediately prior to the completion of the independent third party offer) without recourse to an independent third party valuer in accordance with the following formula:

$$X = £162{,}000{,}000 \times \frac{N}{E + £162{,}000{,}000}$$

where $E = \frac{P}{Y}$

P = total price offered by third party; and

Y = the fraction of Ordinary Shares in the Company the subject of the offer;

7.1.3 upon the issue of Ordinary Shares by the Company for cash consideration in excess of £100,000,000 (in one or more arms length transactions and other than pursuant to an offering of the Company's issued share capital in connection with Admission or pursuant to the exercise of any warrants granted on arms' length terms to mezzanine lenders independent of Nixon in connection with the financing of the acquisition of part of Cameron's shareholding in MSFG), "X" B Ordinary Shares will convert to Deferred Shares and the remainder to Ordinary Shares, where "X" is calculated as follows:

$$X = £162{,}000{,}000 \times \frac{N}{E + £162{,}000{,}000}$$

where:
E = N x P;
N = Total number of shares in issue immediately prior to the transaction which causes the conversion in this Article 7.1.3 to occur; and
P= weighted average price per Ordinary Share of all Ordinary Shares issued which in aggregate trigger the conversion under this Article 7.1.3;

For the avoidance of doubt, any cash consideration received in connection with an issue of shares pursuant to, or in connection with, the MSFG Share Option Scheme shall not be taken into account in for the purposes of this Article 7.1.3;

7.1.4 prior to any issue of Ordinary Shares by the Company for non-cash consideration, the fair equity value of the Company's issued share capital (E) will be determined by an independent third party valuer in accordance with the remainder of this Article 7.1.4 and Article 7.3 as at the date immediately prior to, and taking no account of, the proposed issue provided that this Article 7.1.4 shall not apply where either: (a) the Company reasonably believes that the market value of the Ordinary Shares proposed to be issued (in that transaction and when aggregated with any prior transactions where Ordinary Shares were issued for non-cash consideration) will not exceed £100,000,000, or (b) Cameron, in his capacity as an Ordinary Shareholder, waives the requirements of this Article 7.1.4 in writing. The fair value of the shares proposed to be issued (F) shall be calculated as follows:

$$F = E \times \frac{n}{N}$$

n= number of Ordinary Shares proposed to be issued

N= *total number of shares in* issue at date of valuation

and if F is greater than £100,000,000, "X" B Ordinary Shares will convert to Deferred Shares and the remainder to Ordinary Shares (such conversion to occur immediately prior to the issue of Ordinary Shares which triggers the conversion contained in this Article 7.1.4 or upon the third Business Day following the independent third party valuer determining the fair equity value (whichever is the later)), where "X" is calculated as follows:

$$X = £162{,}000{,}000 \times \frac{N}{E + £162{,}000{,}000}$$

where:
E = fair equity value of the Company's issued share capital immediately prior to, and taking no account of, the proposed issue of shares in question, as determined by an independent third party valuer in accordance with Article 7.3; and
N = total number of shares in issue at the date of valuation;

For the avoidance of doubt, the issue of shares by the Company to Cameron and Nixon pursuant to the Put and Call Option Agreement or to the other shareholders of MSFG on a one for one basis on or about the date of adoption of these Articles or the issue of shares in connection with any warrants granted on arms' length terms to mezzanine lenders independent of Nixon in connection with the financing of the acquisition of part of Cameron's shareholding in MSFG will not be taken into account in relation to this Article 7.1.4 and an issue of shares up to 5,364 pursuant to, or in connection with, the MSFG Share Option Scheme shall not be taken into account for the purposes of this Article 7.1.4;

7.1.5 on 16 May 2010, or on such earlier date (not being earlier than 16 November 2007) as Nixon, in his capacity as a B Ordinary Shareholder may irrevocably elect by giving notice to Cameron, in his capacity as an Ordinary Shareholder and the Company, and if the B Ordinary Shares have not previously converted as described above in this Article 7.1, an independent third party valuer shall be appointed to calculate the fair equity value of the Company in accordance with Article 7.3 as at that date and "X" B Ordinary Shares shall convert to Deferred Shares and the remainder to Ordinary Shares (such conversion to occur upon the third Business Day following the independent third party valuer determining the fair equity value), where "X" is calculated as follows:

$$X = £162{,}000{,}000 \times \frac{N}{E + £162{,}000{,}000}$$

N = total number of shares in issue at the date of the valuation
E = fair equity value of the Company as determined by an independent third party valuer in accordance with Article 7.3.

7.2 **Pro rated**

Where there is more than one holder of the B Ordinary Shares at the time of conversion of the B Ordinary Shares into Ordinary Shares and Deferred Shares in accordance with Article 7.1, the number of B Ordinary Shares which convert into Deferred Shares will be pro rated (as nearly as is practicable) across each holder of B Ordinary Shares.

7.3 **Determination of equity value by independent third party valuer**

(A) Where required by Article 7.1.2, Article 7.1.4 or 7.1.5, the independent third party valuer shall be appointed by agreement between the Company, the Ordinary Shareholder(s) and the B Ordinary Shareholder(s) (the **"parties"**) or, failing agreement within seven days as to such appointment, by the President for the time being of the Institute of Chartered Accountants in England and Wales on the application of any of the parties. The independent third party valuer shall state in writing what is in his opinion the fair equity value of the Company as determined in accordance with this Article (being a single figure and not a range of valuations), and at the relevant date specified in Article 7.1.2, Article 7.1.4 or Article 7.1.5 (as applicable) and that value shall be the fair equity value of the Company for the purpose of Article 7.1.2, 7.1.4 or 7.1.5 (as applicable). In so stating his opinion the independent third party valuer shall be deemed to act as an expert and not as an arbitrator and, save in the case of fraud or manifest error, his determination shall be final and binding on all concerned. For this purpose and subject to any restrictions contained in Article 7.1, the Company shall procure that the independent third party valuer is given all information in the Company's or MSFG's possession or control which he might reasonably require and expect to receive if he were proposing to purchase all of the issued share capital or substantially all of the business or assets of the Company from a willing vendor by private treaty and at arm's length, together with such information as any member of the Company may wish to provide to him and such other information as he may reasonably require. The independent third party valuer shall be entitled to determine the procedure to be followed in arriving at his decision (in the absence of agreement by the parties) and to appoint legal or other advisers if appropriate. The costs involved in the independent third party valuer's determination of the fair equity value of the Company (including the independent third party valuer's expenses and the costs of any advisers to the independent third party valuer) shall be borne by the Company.

(B) The independent third party valuer must determine the fair equity value of the Company within 30 Business Days of his appointment and shall notify the Company of his determination without giving written reasons therefor.

(C) The independent third party valuer shall value the entire capital of the Company at its "fair value". For these purposes, "fair value" is an estimate of the price a party would have received if it had sold all the shares in the Company on the date of transfer in an arm's length exchange on terms typically expected in such a transaction motivated by normal business considerations.

(D) If any difficulty arises in determining the fair equity value then the independent third party valuer shall resolve that difficulty in such manner as he shall in his absolute discretion think fit.

7.4 **Further Deferred Shares**

If an Excess Return (as that term is defined in a Relevant Agreement) is payable by the Company in accordance with a Relevant Agreement, "Z" further B Ordinary Shares, in addition to the "X" B Ordinary Shares which convert to Deferred Shares in accordance with Article 7.1.2 will convert to Deferred Shares at the same time as the conversion of X B Ordinary Shares and immediately prior to the conversion of the remaining B Ordinary Shares to Ordinary Shares pursuant to Clause 7.1.2, where Z is calculated as follows:

$$Z = \frac{(\text{Excess Return} \times N)}{(\text{Purchaser Equity Value} + \text{Excess Return})}$$

Where:

N = total number of the Company's B Ordinary Shares, A Ordinary Shares and Ordinary Shares (but, for the avoidance of doubt, excluding Deferred Shares) in issue following the conversion of B Ordinary Shares to Deferred Shares pursuant to Article 7.1 and prior to the adjustment performed pursuant to the above calculation; and

Purchaser Equity Value = pro forma equity value of the Company following the conversion of B Ordinary Shares to Ordinary Shares and Deferred Shares pursuant to Article 7.1 and assuming the payment of the Excess Return (as that term is defined in a Relevant Agreement) has been made by the Company.

7.5 **General provisions relating to conversion**

Where B Ordinary Shares are converted into, and redesignated as, Ordinary Shares and Deferred Shares pursuant to this Article 7, the Ordinary Shares arising on such conversion and redesignation shall rank pari passu with the Ordinary Shares then in issue and fully paid up and shall entitle the Ordinary Shareholders to all dividends and other distributions declared, made or paid on the Ordinary Shares by reference to any record date occurring after the date of conversion. Upon the date of conversion, each holder of B Ordinary Shares shall deliver to the Company at its registered office the certificates for his B Ordinary Shares (or an indemnity in favour of the Company in a form satisfactory to the Company in the case of any such certificates(s) found to be missing) and upon such delivery there shall be issued to him certificates for the numbers of Ordinary Shares and Deferred Shares resulting from the conversion and redesignation.

8. ISSUE OF SHARES

8.1 Deleted

8.2 Deleted

8.3 Deleted

8.4 Deleted

8.5 Deleted

8.6 Deleted

8.7 Deleted

8.8 Deleted

8.9 **Issues other than for cash consideration**

Any issue of shares in the capital of the Company other than for cash consideration shall be made only to (i) persons independent of the Ordinary Shareholders and B Ordinary Shareholders (at the time of the proposed issue) and shall be made only on arms' length terms or (ii) to Cameron and Nixon in accordance with the terms of the Put and Call Option Agreement or to other shareholders of MSFG on a one for one basis in each case such issue to be on or about the date of adoption of these Articles.

9. LIEN AND FORFEITURE

9.1 Deleted

9.2 **Pre-emption on enforcement**

All shares to be sold in the enforcement of the Company's lien or rights of forfeiture shall be offered in accordance with Article 7.3 as if they were unissued shares of the Company. Regulations 9 and 20 of Table A shall be modified accordingly.

10. TRANSFER OF SHARES

10.1 **Shares**

The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register the transfer of an Ordinary Share or a B Ordinary Share, whether or not it is fully paid and the first sentence of Regulation 24 shall not apply to the Company provided that this Article 10.1 will cease to have effect upon the conversion of the B Ordinary Shares into Ordinary Shares and Deferred Shares occurring in accordance with Article 7, following which the Directors may only refuse to register a transfer of a share which is not fully paid.

10.2 **A Ordinary Shares**

The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register the transfer of an A Ordinary Share, whether or not it is fully paid and the first sentence of Regulation 24 shall not apply to the Company.

11. CLASS MEETINGS AND VARIATION OF RIGHTS

11.1 Class meetings

Except as otherwise provided by these Articles, the provisions of these Articles relating to general meetings shall apply, with necessary modifications, to any meeting of the holders of shares of a class held otherwise than in connection with the variation or abrogation of the rights attached to shares of that class.

11.2 Variation of rights

All or any of the special rights or privileges for the time being attached to any share or class of shares in the capital of the Company (notwithstanding that the Company may be or be about to be in liquidation) may, either with the prior consent in writing of the holders of not less than three-fourths of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of shares of the class duly convened and held as hereinafter provided (but not otherwise), be varied or abrogated. To every such separate meeting the provisions of these Articles with respect to notice of and proceedings at general meetings shall mutatis mutandis apply, but so that the requisite quorum shall be two persons (or if there is only one person who holds the issued shares of the class, such person), present in person, by proxy or by corporate representative, holding or representing not less than one-third of the issued shares of the class (and so that if at any meeting of such holders adjourned pursuant to Regulation 41 a quorum as above defined is not present those members who are present shall be a quorum) and that any holder of shares of the appropriate class, present in person, by proxy or by corporate representative and entitled to vote, may demand a poll.

12. PROCEEDINGS AT GENERAL MEETINGS

12.1 Quorum

No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business and remains present during the transaction of business. One person entitled to vote upon the business to be transacted, being a member or a proxy for a member or a duly authorised representative of a corporation, and holding or representing not less than one-third of the issued shares carrying voting rights shall be a quorum. If at any adjourned meeting which has been so adjourned pursuant to Regulation 41 a quorum is not present within half an hour of the time appointed for the adjourned meeting the meeting will be dissolved. Regulation 41 will be construed accordingly.

12.2 Poll

A poll may be demanded at any general meeting by the chairman or any member present in person, by proxy or by corporate representative and entitled to vote. Regulation 46 of Table A shall be modified accordingly.

12.3 Signed resolutions

A resolution executed or approved in writing by or on behalf of the holders of all the issued Ordinary Shares and B Ordinary Shares (if any) entitled to vote thereon shall be as valid and effective for all purposes as a resolution passed at a general meeting duly convened and held and may consist of several documents in the like form, each executed by or on

behalf of one or more persons. In the case of a corporation the resolution may be signed on its behalf by a director or the secretary thereof or by its duly appointed attorney or duly authorised representative.

13. VOTES OF MEMBERS

13.1 Votes of members

Subject to any special rights, privileges or restrictions attached to any shares forming part of the capital of the Company, at any general meeting of the Company on a show of hands every member who (being an individual) is present in person or by proxy (not being himself a member) or (being a corporation) is present by proxy or by a representative duly authorised under section 375 of the Act (not being himself a member) shall have one vote, and on a poll every member present in person, by representative or by proxy shall have one vote for every share of which he is the holder.

13.2 No casting vote of chairman

In the case of an equality of votes at a general meeting of the Company, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to any other vote he may have.

14. DIRECTORS

Unless otherwise determined by ordinary resolution, the number of directors shall be not less than two and there shall be no limit on the maximum number of directors.

15. APPOINTMENT OF DIRECTORS

15.1 Appointment

No person shall be appointed a director at any general meeting unless either:

15.1.1 he is recommended by a majority of the directors; or

15.1.2 not less than 14 nor more than 35 clear days before the date appointed for the general meeting, notice signed by a Shareholder entitled to attend and vote at the general meeting has been given to the Company stating the intention to propose that person for appointment, and such notice shall be signed by such person indicating his willingness to be appointed.

15.2 Appointment in general meeting

Subject to Article 15.1, the Company may by ordinary resolution in general meeting appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director.

15.3 Vacancy

The directors may appoint a person who is willing to act as a director either to fill a vacancy or as an additional director.

16. NO ROTATION

The directors shall not be liable to retire by rotation.

17. ALTERNATE DIRECTORS

17.1 Appointment and removal

Any director (other than an alternate director) may from time to time appoint any other director or any person to be an alternate director of the Company, and may at any time remove any alternate director so appointed by him from office, and appoint another person approved as aforesaid in his place. Any appointment of an alternate director may provide for two or more persons in the alternative to act as an alternate director.

17.2 Notice of appointment or removal

Any such appointment or removal shall be by notice to the Company signed by the director making or revoking the appointment and shall take effect upon service on the Company at its registered office or in any other manner approved by the directors.

17.3 Cessation of appointment

An alternate director shall ipso facto cease to be an alternate director if his appointor ceases for any reason to be a director.

17.4 Functions of alternate director

An alternate director shall (subject to his giving to the Company an address within the United Kingdom at which notices may be served on him) be entitled to receive notices of all meetings of directors, and to attend, to be counted in the quorum for and to vote as a director (with the same designation as the director appointing him) at any such meeting at which the director appointing him is not personally present and generally to perform all functions of his appointor as a director in the absence of such appointor including, without prejudice to the generality of the foregoing, power to sign any resolution pursuant to Article 22.3.

17.5 Voting rights cumulative

A director acting as alternate shall have an additional vote at meetings of the Board for each director for whom he acts as alternate but he shall only count as one person for the purpose of determining whether a quorum is present.

17.6 Alternate director responsible for own acts

An alternate director shall be deemed to be an officer of the Company and shall alone be responsible for his own acts and defaults and the director so appointing him shall not be responsible for the acts and defaults of an alternate director so appointed.

17.7 Remuneration

The remuneration of any such alternate director shall be payable out of the remuneration payable to the director appointing him and shall consist of such part (if any) of the last mentioned remuneration as may be agreed between the alternate director and the director appointing him.

17.8 **Power to act**

Save as otherwise provided in these Articles, an alternate director shall not have power to act as a director nor shall he be deemed to be a director for the purposes of these Articles.

18. NO SHARE QUALIFICATION

Neither a director nor an alternate director shall require a share qualification but nevertheless shall be entitled to attend and speak at any general meeting of the Company and at any separate meeting of the holders of any class of shares of the Company.

19. DIRECTORS' INTERESTS

A director (including an alternate director) who has duly declared his interest therein to the Board pursuant to section 317 of the Act may vote as a director in regard to any contract or arrangement in which he is interested or upon any matter arising therefrom, and if he so votes his vote shall be counted, and he shall be counted in the quorum when any such contract or arrangement is under consideration.

20. VACATION OF OFFICE

Without prejudice to the provisions of Article 155, the office of a director shall be vacated:

(A) if by notice in writing to the Company he resigns the office of director;

(B) if he shall for more than 6 consecutive months have been absent without permission of the Board from meetings of the Board held during that period, unless he shall have appointed an alternate director who has not been similarly absent during such period;

(C) if he appears unable to pay a debt which is payable immediately or to have no reasonable prospect of paying a debt which is not immediately payable in either case within the meanings given to such expressions in section 268 of the Insolvency Act 1986;

(D) if he is subject to an interim order under section 252 of the Insolvency Act 1986 or enters into a voluntary arrangement within the meaning given in section 253 of that Act;

(E) if he is prohibited from being or is disqualified as a director by an order made under any provision of the Insolvency Act 1986 or the Company Directors Disqualification Act 1986;

(F) if he is, or may be, suffering from mental disorder and either:

   (A) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1960, or

   (B) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his

detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(G) if he is removed from office under section 303 of the Act.

21. NO AGE LIMIT

Unless and until otherwise determined by the Company by ordinary resolution, either generally or in any particular case, no director shall vacate or be required to vacate his office as a director on or by reason of his attaining or having attained the age of seventy, and any person proposed to be appointed a director shall be capable of being appointed as a director notwithstanding that he has attained the age of seventy, and no special notice need be given of any resolution for the appointment as a director of a person who shall have attained the age of seventy, and it shall not be necessary to give to the members notice of the age of any director or person proposed to be so appointed.

22. PROCEEDINGS OF DIRECTORS

22.1 Quorum

The quorum necessary for the transaction of the business of the Board shall be two directors. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum.

22.2 Regulation of meetings

The directors may adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes and in the case of an equality of votes no person shall have a second or casting vote. A director may, and the secretary on the requisition of a director shall, at any time summon a meeting of the Board.

22.3 Signed resolutions

A resolution executed or approved in writing by all the directors shall be as valid and effective for all purposes as a resolution passed at a meeting of the Board duly convened and held and may consist of several documents in the like form, each signed by one or more of the directors. A resolution signed by an alternate director need not also be signed by his appointor and, if it is signed by a director who has appointed an alternate director, it need not be signed by the alternate director in that capacity.

22.4 Delegation to committees

The directors may delegate any of their powers to a committee consisting of at least two directors. No committee shall be entitled to transact any business which the Board would not be entitled to transact, and the provisions of these Articles with respect to the regulation of meetings of the Board shall apply, mutatis mutandis, to meetings of any committee.

22.5 Meetings by Conference Facilities

A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able:

(A) to hear each of the other participating directors addressing the meeting; and

(B) if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this Article 22.5 is adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting

23. NOTICES

Regulation 112 shall apply to the Company as if the words ", or an address to which notices may be sent using electronic communications," were deleted.

24. INDEMNITY

Subject to the provisions of the Act, the Company may:

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company; and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company.

For the purposes of this article, "associated company" has the same meaning as in section 309A of the Act.

LFM GROUP LASERFORM

43(3)(e)

Please complete in typescript, or in bold black capitals.

CHFP025

Declaration on application by a private company for re-registration as a public company

Company Number 6160943

Company Name in full Moneysupermarket.com Group Limited

I, Paul Harris Doughty

of 3 Peel Hall Park, Gongar Lane, Ashton Hayes, Chester, Chesire CH3 8AY

❶ Please delete as appropriate.

❶ [a director][XXXXXXXXX] of the company do solemnly and sincerely declare that:

1. the company passed a special resolution on (Day / Month / Year) 0 9 / 0 7 / 2 0 0 7 that the company be re-registered as a public company;
2. the conditions of sections 44 and 45 of the Companies Act 1985 (so far as applicable) have been satisfied;
3. between the balance sheet date and the application for re-registration, there has been no change in the company's financial position resulting in the amount of its net assets becoming less than the sum of its called-up share capital and undistributable reserves.

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835

Declarant's signature

Declared at Moneysupermarket House, St David's Park, Ewloe, Chester CH5 3UZ

on (Day / Month / Year) 0 9 / 0 7 / 2 0 0 7

❷ Please print name.

before me ❷ JANE CATHERINE HILLIER

Signed **Date** 09/07/2007.

A Commissioner for Oaths or Notary Public or Justice of the Peace or Solicitor

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS

8101/30873120 Tel 020 7374 8000

DX number 28 DX exchange London

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM
GROUP
LASERFORM

Please complete in typescript, or in bold black capitals.

CHFP025

43(3)

Application by a private company for re-registration as a public company

Company Number 6160943

Company Name in full Moneysupermarket.com Group Limited

applies to be re-registered as a public company by the name of:

❶ Moneysupermarket.com Group PLC

❶ Please insert full name of company amended to make it appropriate for this company as a public limited company.

and for that purpose delivers the following documents for registration:

1. A declaration on form 43(3)(e) by a director or secretary, according to section 43(3)(e) of the Companies Act 1985
2. A printed copy of the memorandum and articles as altered in pursuance of the special resolution under section 43(1)(a) of the above Act
3. A copy of the auditors written statement in relation to section 43(3)(b) of the above Act
4. A copy of the relevant balance sheet with the auditors unqualified report

❷ XXXXXXXXXXXXXXXXXXXXXX

❷ Please delete if section 44 of the Act does not apply.

RECEIVED
2008 MAY 13 A

Signed **Date** 1/5/08

† a director / ~~secretary~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS
8101/30873120 Tel 020 7374 8000
DX number 28 DX exchange London

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Laserform International 12/99

8691982

20

RECEIVED

2008 MAY 13 A 11:29

PRIVATE COMPANY LIMITED BY SHARES
SPECIAL RESOLUTION OF MONEYSUPERMARKET.COM GROUP LIMITED

Registered Number 6160943
(the "**Company**")

At an Extraordinary General Meeting duly convened and held on 9 July 2007 the following resolution was passed as a special resolution of the Company:

SPECIAL RESOLUTION

IT IS RESOLVED THAT:

(i) the Company be re-registered as a public limited company pursuant to Section 43 of the Companies Act;

(ii) the name of the Company be changed to Moneysupermarket.com Group PLC with effect from re-registration of the Company as a public limited company;

(iii) the Memorandum of Association of the Company be amended as set out below with effect from re-registration:

- the description of the Company on the cover page and page 1 is to be amended from "PRIVATE COMPANY LIMITED BY SHARES" to read "PUBLIC COMPANY LIMITED BY SHARES";
- the name of the Company on the cover page and page 1 is to be amended to reflect the change of name of the Company from Moneysupermarket.com Group Limited to Moneysupermarket.com Group PLC and the following be inserted as a footnote to clause 1: "By a Special Resolution of the Company passed on 9 July 2007 the Company re-registered as a public limited company and changed its name from Moneysupermarket.com Group Limited to Moneysupermarket.com Group PLC."; and
- the following is to be inserted as a new clause 2: "The Company is to be a public limited company."

(iv) the Articles of Association of the Company be amended as set out below with effect from re-registration:

- the description of the Company on the cover page and page 1 is to be amended from "COMPANY LIMITED BY SHARES" to read "PUBLIC COMPANY LIMITED BY SHARES";
- the name of the Company on the cover page and page 1 is to be amended to reflect the change of name of the Company to Moneysupermarket.com Group PLC and the following is to be inserted as a footnote to the name of the Company on page 1: "By a Special Resolution of the Company passed on 9 July 2007 the Company re-registered as a public limited company and changed its name from Moneysupermarket.com Group Limited to Moneysupermarket.com Group PLC.";
- articles 8.1 to 8.8 (inclusive) are to be deleted; and
- article 9.1 is to be deleted.

....

Chairman

10/8690295_1

Herbert Smith

No. 6160943

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

MONEYSUPERMARKET.COM GROUP LIMITED

(Adopted by Special Resolution passed on 22 June 2007)

Herbert Smith LLP

TABLE OF CONTENTS

No. 6160943

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

MONEYSUPERMARKET.COM GROUP LIMITED[1]

(Adopted by Special Resolution passed on

22 June 2007)

---

1. PRELIMINARY

1.1 Definitions

In these Articles:

"A Ordinary Share" means an A Ordinary Share of £1.00 each in the capital of the Company;

"A Ordinary Shareholder" means a registered holder of an A Ordinary Share;

"Act" means, subject to paragraph 1.3 of this Article, the Companies Act 1985;

"Admission" means admission of all of the issued share capital of the Company (or a holding company of the Company) to the Official List and to trading on the London Stock Exchange, or any other Recognised Investment Exchange;

"Articles" means these articles of association, as from time to time altered;

"Auditors" means the auditors of the Company from time to time;

"B Ordinary Share" means a B Ordinary Share of £1.00 each in the capital of the Company;

"B Ordinary Shareholder" means a registered holder of a B Ordinary Share (if any);

"Board" the board of directors of the Company, as from time to time constituted;

---

[1] By a Special Resolution the name of the Company was changed from Precis (2682) Limited to Moneysupermarket.com Group Limited on 18 June 2007.

"**Business Day**" means a day (not being a Saturday or Sunday) on which banks are open for general banking business in the City of London;

"**Cameron**" means Duncan Russell Cameron of 5 Clayton Court, Duke Street, Chester CH1 1NE;

"**company**" includes any body corporate;

"**Connected Person**" means any person with which any relevant person is connected (as determined in accordance with the provisions of section 839 of the Income and Corporation Taxes Act 1988);

"**Controlling Interest**" means legal and beneficial ownership of shares which confer in aggregate on the holders thereof more than 50 per cent. of the total voting rights conferred by all the shares in issue at the relevant time and conferring the right to vote at all general meetings of the Company;

"**Deferred Shares**" means the deferred shares arising out of the conversion of B Ordinary Shares pursuant to Article 7 and having the rights set out in Article 5;

"**Deferred Shareholder**" means a registered holder of Deferred Shares;

"**Early Leaver**" has the meaning given to that term in Article 6.4.1;

"**Fair Price**" has the meaning given to that term in Article 6.4.2;

"**Holding Company**" means a holding company as defined in section 736 and section 736A of the Act;

"**Late Leaver**" has the meaning given to that term in Article 6.4.3;

"**Leaver**" has the meaning given to that term in Article 6.4.4;

"**MSFG**" means Moneysupermarket.com Financial Group Limited, a company incorporated in England and Wales (registered number 3157344) and whose registered office is at MoneySupermarket House, St David's Park, Ewloe, Chester CH5 3UZ;

"**MSFG Share Option Scheme**" means the share option scheme adopted by MSFG on 5 May 2005, or any replacement share option scheme adopted by the Company, pursuant to which options over an aggregate maximum of 5,364 shares in MSFG and the Company, respectively, may be granted, as amended or replaced from time to time provided that the aggregate maximum number of shares in MSFG and the Company which may be issued pursuant to the exercise of such options shall not exceed 5,364;

"**Nixon**" means Simon Justin Nixon of 3 Sandown Terrace, Boughton, Chester CH3 5BN;

"**Official List**" means the list maintained by the UK Listing Authority pursuant to Part VI of the Financial Services and Markets Act 2000;

"**Ordinary Share**" means an Ordinary Share of £1.00 each in the capital of the Company;

"**Ordinary Shareholder**" means a registered holder of Ordinary Shares;

"**Put and Call Option Agreement**" means the put and call option agreement between the Company, Nixon and Cameron dated 17 May 2007;

"Relevant Agreement" means any agreement to which Cameron and/or Nixon (in their capacity as Shareholders in the Company) are party relating to the business and affairs of the Company;

"Shares" means Ordinary Shares, A Ordinary Shares, B Ordinary Shares (if any) and Deferred Shares (if any);

"Shareholder" means a registered holder of Shares;

"subsidiary" means a subsidiary as defined in section 736 and section 736A of the Act;

"Table A" means Table A in the Companies (Tables A to F) Regulations 1985; and

"UK Listing Authority" means the Financial Services Authority or its successor as the competent authority for listing in the United Kingdom under Part VI of the Financial Services and Markets Act 2000.

1.2 **Same meanings as in the Act**

Save as provided in Article 1.1 and unless the context otherwise requires, words or expressions contained in these Articles bear the same meaning as in the Act.

1.3 **Statutory modification**

In these Articles, unless expressly provided to the contrary, a reference to any statute or provision of a statute includes a reference to any statutory modification or re-enactment of it and to any subordinate legislation made under it in each case for the time being in force.

1.4 **Ordinary and Special Resolutions**

A special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles.

1.5 **Number, gender and person**

In these Articles, unless the context otherwise requires:

(A) words in the singular include the plural, and vice versa;

(B) words importing any gender include all genders; and

(C) a reference to a person includes a reference to a company and to an unincorporated body of persons.

1.6 **Miscellaneous interpretation**

In these Articles:

(A) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form;

(B) references to "executed" includes any mode of execution;

(C) references to "other" and "otherwise" shall not be construed eiusdem generis where a wider construction is possible;

(D) references to a power are to a power of any kind, whether administrative, discretionary or otherwise;

(E) references to a committee of the directors are to a committee established in accordance with these Articles, whether or not comprised wholly of directors.

1.7 **Headings**

Headings are inserted for convenience only and do not affect the construction of these Articles.

1.8 **Articles and Regulations**

In these Articles a reference to an Article is to a clause of these Articles and a reference to a Regulation is to a regulation in Table A.

2. TABLE A

The Regulations contained in Table A shall apply to the Company save insofar as they are varied or excluded by or are inconsistent with these Articles. Regulations 40, 50, 54, 64 to 69 (inclusive), 72 to 81 (inclusive), 84, 88, 89, 93 to 95 (inclusive) and 118 in Table A shall not apply to the Company.

3. SHARE CAPITAL

The share capital of the Company on the date of adoption of these Articles is £250,000 divided into 154,500 Ordinary Shares, 10,000 A Ordinary Shares and 85,500 B Ordinary Shares.

4. CLASSES OF SHARES

The shares of each class of shares shall entitle the holders thereof to the respective rights and privileges and subject them to the respective restrictions and provisions hereinafter appearing. The Ordinary Shares, A Ordinary Shares and the B Ordinary Shares (if any) shall, except where otherwise provided herein, confer upon the holders thereof the same rights.

5. RIGHTS ATTACHING TO SHARES

Subject to any special rights which may be attached to any class of shares issued after the date of adoption of these Articles the rights attaching to the Shares are as follows:

(A) **Capital**

The Company may not make any returns, repayments or reductions of capital until the B Ordinary Shares have converted into Deferred Shares and Ordinary Shares in accordance with Article 7. Subject to the above, on a return, repayment or reduction of capital or a return of assets on a liquidation or otherwise, the assets of the Company up to a maximum of £162,000,000 shall be distributed amongst the Ordinary Shareholders and A Ordinary Shareholders, pro rata (as nearly as may be) according to their holdings of Ordinary Shares and A Ordinary Shares respectively. Secondly the balance of such assets (if any) available for distribution among the members shall be applied in paying to the Shareholders (other than in respect of the

Deferred Shares) a sum equal to the nominal amount of each Share held by them respectively. Thirdly, the balance of such assets (if any) shall be distributed amongst the Shareholders (other than in respect of the Deferred Shares), pro rata (as nearly as may be) according to their holdings of Shares. Deferred Shares shall not have any right to participate in any distribution of the Company's assets on liquidation or otherwise.

(B) **Income**

Subject to the provisions of these Articles and any Relevant Agreement, the profits of the Company available for distribution and resolved to be distributed in respect of any financial year shall be distributed among the Ordinary Shareholders. Any such dividend shall be distributed to the Ordinary Shareholders according to the number of the Ordinary Shares held by them respectively. The A Ordinary Shareholders and the holders of Deferred Shares shall not be entitled to receive any dividend or distribution.

(C) **Voting**

Subject to any special rights, privileges or restrictions attached to any Ordinary Shares or any B Ordinary Shares (if any), at a general meeting of the Company on a show of hands every Ordinary Shareholder and B Ordinary Shareholder (if any) who (being an individual) is present in person or by proxy (not being himself a member) or (being a corporation) is present by a representative duly authorised under section 375 of the Act (not being himself a member) shall have one vote, and on a poll every Ordinary Shareholder and B Ordinary Shareholder (if any) present in person, by representative or by proxy shall have one vote for every Ordinary Share and B Ordinary Share (if any) of which he is the holder. Deferred Shares and A Ordinary Shares shall not entitle the holders thereof to receive notice of or to attend and vote upon any resolution at any general meeting of the Company.

6. A ORDINARY SHARES – LEAVER PROVISIONS

6.1 Early Leaver deemed notice

Any Early Leaver shall (if he has not already done so) be deemed on the date of cessation of employment to have served notice in respect of the sale of all of the A Ordinary Shares then held by him or deemed to be held by him.

6.2 Late Leaver deemed notice

Any Late Leaver or if he becomes a Leaver on his death his personal representative shall (if he has not already done so) be deemed on the date of cessation of employment to have served notice in respect of the sale of all the A Ordinary Shares then held by him or deemed to be held by him.

6.3 Price

The price payable in respect of any A Ordinary Shares the subject of a notice given by a Leaver or deemed to be given pursuant to Article 6.1 or 6.2 shall be:

6.3.1 in respect of an Early Leaver the lower of:

(A) the par value thereof; and

(B) the Fair Price; and

6.3.2 in respect of a Late Leaver, the Fair Price.

6.4 **Definitions**

In this Article 6 the following terms shall have the following definitions:

6.4.1 "**Early Leaver**" means a Leaver where the cessation of employment is as a result of the relevant member:

(A) resigning or where the Company has given proper notice to terminate the Leaver's employment in either case within 5 years of the commencement of his employment; or

(B) being dismissed in circumstances where the Company is not liable to pay him compensation for the cessation of his employment other than compensation required by statute or statutory instrument.

For the avoidance of doubt a Leaver is not an Early Leaver:

(C) if he ceases to be employed as a result of his death; or

(D) if he is dismissed or retires by reason of his being absent from work due to ill health (save for ill health which arises as a result of an abuse of drink or drugs); or

(E) if he retires once he has reached the age of 65; or

(F) where the Company dismisses the Leaver in breach of the Leaver's contract of employment.

In the context of this Article 6.4, "**employment**" shall include any provision of services by the relevant individual on a self employed basis whether immediately before, between or immediately after a period of employment.

6.4.2 "**Fair Price**" means the price certified in writing by the Auditors from time to time of the Company (or in the event of their being unwilling or unable so to certify or, at the written request of the Company or the member whose A Ordinary Shares are to be valued, by an independent firm of Chartered Accountants jointly nominated by the Company and such member and in the absence of joint nomination and upon the written request of the Company or such member by an independent firm of Chartered Accountants nominated by the President of the Institute of Chartered Accountants of England and Wales (or his equivalent from time to time) as being in their opinion the fair value of the A Ordinary Shares as between a willing seller and a willing buyer provided that the Auditors as aforesaid, or as the case may require, the independent firm of Chartered Accountants, in determining the fair value of any of such A Ordinary Shares shall:

(A) determine the sum which a willing purchaser would offer to a willing seller for all of the Shares in issue; and

(B) divide the resultant figure by the number of Shares in issue and then multiply that figure by the number of A Ordinary Shares proposed to be transferred,

and for the avoidance of doubt there shall be no addition or subtraction of any premium or discount arising in relation to the size of the holding the subject of the relevant transfer, or in relation to any restrictions on the transferability of the A Ordinary Shares arising out of the provisions of these Articles. In certifying a fair value the Auditors as aforesaid or as the case may require the independent firm of Chartered Accountants, shall act as experts and not as arbitrators and in the absence of manifest error its determination shall be final and binding upon the parties. The costs of determination shall be apportioned between the parties as the Auditors as aforesaid or as the case may require the independent firm of Chartered Accountants shall decide.

6.4.3 **"Late Leaver"** means any Leaver other than an Early Leaver.

6.4.4 **"Leaver"** means any holder of A Ordinary Shares who is employed by the Company or any of its subsidiaries from time to time or who is a director of the Company or any of its subsidiaries from time to time and who dies or who ceases to be an employee or director of any such company and does not continue (or is not immediately re-employed) as an employee or director of any other such company. In this definition any reference to the date of cessation of employment (or similar) or to the date of cessation of directorship (or similar) shall be the date upon which the relevant person (a) repudiates his contract of employment or letter of appointment or (b) gives or is given notice of termination of his contract of employment or letter of appointment and is no longer required to perform his duties under his employment contract or letter of appointment in respect of the Company or its subsidiaries.

6.5 **Late Leaver Offer**

In respect of A Ordinary Shares the subject of a notice or deemed notice from a Late Leaver, such shares shall first be offered to the Company and then to the Ordinary Shareholders in proportion, as nearly as may be, to their holdings of Ordinary Shares except that for the purposes of calculating the holdings of Ordinary Shares and the identity of Ordinary Shareholders the number of B Ordinary Shares (if any) shall be deemed to amount to "Y" Ordinary Shares, where "Y" is the number of B Ordinary Shares less "X" where X is calculated as follows:

$$X = \frac{\pounds 162{,}000{,}000}{P}$$

where:
P = the Fair Price

Where all or some of the said A Ordinary Shares are not bought by the Company or by the holders of Ordinary Shares (as determined above) the proposing transferor may either retain such shares or sell them (at a price no less than the Fair Price) to such third party as he may determine.

6.6 **Early Leaver Offer**

In respect of A Ordinary Shares the subject of a notice or deemed notice from an Early Leaver, such shares shall first be offered to the Company and then to the Ordinary Shareholders in proportion, as nearly as may be, to their holdings of Ordinary Shares except that for the purposes of calculating the holdings of Ordinary Shares and the identity of Ordinary Shareholders the number of B Ordinary Shares (if any) shall be deemed to amount to "Y" Ordinary Shares, where "Y" is the number of B Ordinary Shares less "X" where X is calculated as follows:

$$X = \frac{£162,000,000}{P}$$

where:
P = the Fair Price

Where all or some of the said A Ordinary Shares are not bought by the Company or by the holders of Ordinary Shares (as determined above) the proposing transferor may either retain such shares or sell them (at a price no less than the Fair Price) to such third party as the holders of the Ordinary Shares may approve in writing.

6.7 **Completion of Leaver offer**

The transfer of any A Ordinary Shares pursuant to the acceptance of an offer made under Article 6.5 or 6.5 shall be made on the following terms:

6.7.1 completion of the transfer of the A Ordinary Shares shall be completed five Business Days after the date of determination of the Fair Price, at 2 pm at the registered office of the Company;

6.7.2 the relevant Leaver must deliver to the relevant offeree:

(A) duly executed share transfers forms; and

(B) the relevant share certificate(s) (or an indemnity in favour of the offeree in a form satisfactory to the offeree in the case of any such certificates(s) found to be missing); and

(C) a power of attorney in such form and in favour of such person as the offeree may nominate to enable the offeree to exercise all rights of ownership in respect of the Leaver's A Ordinary Shares.

6.8 **Completion**

The Board shall be able to determine such procedures, in addition to Article 6.7, as it sees fit in order to effect completion of the purchase of an A Ordinary Share pursuant to Article 6.5 and 6.6.

6.9 **Drag along**

If a person or persons (not being a Connected Person of an Ordinary Shareholder or a holder, or a Connected Person of a holder, of B Ordinary Shares) ("**the Buyer**") acquires in excess of 50% of the then issued Ordinary Shares (including for the avoidance of doubt the

Ordinary Shares resulting from the conversion of the B Ordinary Shares pursuant to Article 7) (the actual percentage being referred to as the **"Like Proportion"**) on arms length terms the Buyer may by written notice to the Company served within 60 days of such acquisition require the Company as agent for the Buyer to serve notice on each A Ordinary Shareholder. The Company shall serve such notices forthwith and for 28 days from the service of such notices the said A Ordinary Shareholders shall not be entitled to transfer the Like Proportion of their A Ordinary Shares to anyone except the Buyer.

6.10 **Completion of drag along**

The Buyer shall have the right to buy such A Ordinary Shares and shall complete the purchase of the Like Proportion of such shares in respect of which notice has been given pursuant to Article 6.8 at the same time and no later than 21 days from the date of the serving of such notices. The consideration shall be the Fair Price and shall be payable in full without any set off. Any transfer pursuant to such notice shall not require the proposing transferor to give notice to any other shareholder. The Directors shall not register any transfer to the Buyer and the Buyer shall not be entitled to exercise or direct the exercise of any rights in respect of any A Ordinary Shares to be transferred to the Buyer until in each case the Buyer has fulfilled all his obligations pursuant to this Article 6.

6.11 **Directors' authority**

If in any case an A Ordinary Shareholder, on the expiry of 28 days from the service of notice pursuant to Article 6.8, shall not have transferred his Like Proportion to the person identified by the Buyer against payment of the price therefore, the Directors may authorise some person to execute and deliver on the A Shareholder's behalf any necessary transfer in favour of the Buyer and the Company shall receive the consideration in respect of such A Ordinary Shares and the Directors shall thereupon (subject to the transfer being duly stamped) cause the name of the Buyer (or the person identified by the Buyer) to be entered into the register of members as the holder of the relevant A Ordinary Shares. The Company shall hold the consideration in trust for the transferor but shall not be bound to earn or pay interest thereon. The receipt of the Company for the consideration shall be a good receipt for the price for the relevant A Ordinary Shares but the Buyer shall not be discharged from procuring that the Company applies the money in payment to the transferor which shall be made against delivery by the transferor of the certificate in respect of the relevant A Ordinary Shares or an indemnity in respect of the same. After the name of the Buyer has been entered in the register of members in purported exercise of the aforesaid powers the validity of the proceedings shall not be questioned by any person.

7. CONVERSION OF B ORDINARY SHARES

7.1 **Conversion of B Ordinary Shares**

The B Ordinary Shares will convert into, and shall be redesignated as, Ordinary Shares and Deferred Shares (if any) in accordance with the first to occur of the following:

7.1.1 upon Admission, "X" number of B Ordinary Shares will convert to Deferred Shares and the remainder to Ordinary Shares, where X is calculated as follows:

$$X = \frac{£162,000,000}{P}$$

where:
P = offer price per Ordinary Share offered to institutional investors in connection with Admission expressed in pounds sterling

7.1.2 on one or more of the following occurring:

(A) Nixon, together with his Connected Persons, ceasing to have a Controlling Interest in the Company;

(B) Nixon, together with his Connected Persons, ceasing to be economically interested in a Controlling Interest in the Company; and/or

(C) any transaction or series of transactions in which the Company, MSFG, any subsidiary of the Company or MSFG, Nixon or any Connected Person of Nixon disposes of, or enters into an agreement to dispose of share capital, business or assets of the Company (or any Holding Company thereof), MSFG or any subsidiary of the Company or MSFG, or rights in respect thereof or any kind of derivative referenced thereto (except pursuant to any mortgage, charge, debenture or other encumbrance granted by way of security), for consideration of £100,000,000 or greater, regardless of the structure or form of the transaction or transactions (except pursuant to an offering of the Company's issued share capital, or the establishment of a new Holding Company of the Company in accordance with the Articles and any Relevant Agreement, in connection with Admission) becoming unconditional,

"X" number of B Ordinary Shares will convert to Deferred Shares and the remainder to Ordinary Shares (such conversion to occur immediately prior to the completion of the relevant event referred to in Article 7.1.2(A) or 7.1.2(B) or 7.1.2(C) or upon the third Business Day following the independent third party valuer determining the fair equity value (whichever is the later) where X is calculated as follows:

$$X = £162{,}000{,}000 \times \frac{N}{E + £162{,}000{,}000}$$

where:
N = total number of Shares in issue at the time of the valuation conducted pursuant to Article 7.3; and
E = fair equity value of the Company as at the date the event in Article 7.1.2(A), 7.1.2(B) or 7.1.2(C) occurs, as determined by an independent third party valuer in accordance with Article 7.3,

save that, where Nixon, in his capacity as a B Ordinary Shareholder, accepts an offer from a third party independent of him to acquire more than 50 per cent. of the Ordinary Shares (where such number of Ordinary Shares shall be deemed to include the number of Ordinary Shares resulting from the conversion of the B Ordinary Shares in accordance with the following formula), "X" B Ordinary Shares shall convert to Deferred Shares and the remainder to Ordinary Shares (such conversion to occur immediately prior to the completion of the independent

third party offer) without recourse to an independent third party valuer in accordance with the following formula:

$$X = £162,000,000 \times \frac{N}{E + £162,000,000}$$

where $E = \frac{P}{Y}$

P = total price offered by third party; and

Y = the fraction of Ordinary Shares in the Company the subject of the offer;

7.1.3 upon the issue of Ordinary Shares by the Company for cash consideration in excess of £100,000,000 (in one or more arms length transactions and other than pursuant to an offering of the Company's issued share capital in connection with Admission or pursuant to the exercise of any warrants granted on arms' length terms to mezzanine lenders independent of Nixon in connection with the financing of the acquisition of part of Cameron's shareholding in MSFG), "X" B Ordinary Shares will convert to Deferred Shares and the remainder to Ordinary Shares, where "X" is calculated as follows:

$$X = £162,000,000 \times \frac{N}{E + £162,000,000}$$

where:

E = N x P;

N = Total number of shares in issue immediately prior to the transaction which causes the conversion in this Article 7.1.3 to occur; and

P= weighted average price per Ordinary Share of all Ordinary Shares issued which in aggregate trigger the conversion under this Article 7.1.3;

For the avoidance of doubt, any cash consideration received in connection with an issue of shares pursuant to, or in connection with, the MSFG Share Option Scheme shall not be taken into account in for the purposes of this Article 7.1.3;

7.1.4 prior to any issue of Ordinary Shares by the Company for non-cash consideration, the fair equity value of the Company's issued share capital (E) will be determined by an independent third party valuer in accordance with the remainder of this Article 7.1.4 and Article 7.3 as at the date immediately prior to, and taking no account of, the proposed issue provided that this Article 7.1.4 shall not apply where either: (a) the Company reasonably believes that the market value of the Ordinary Shares proposed to be issued (in that transaction and when aggregated with any prior transactions where Ordinary Shares were issued for non-cash consideration) will not exceed £100,000,000, or (b) Cameron, in his capacity as an Ordinary Shareholder, waives the requirements of this Article 7.1.4 in writing. The fair value of the shares proposed to be issued (F) shall be calculated as follows:

$$F = E \times \frac{n}{N}$$

n= number of Ordinary Shares proposed to be issued

N= total number of shares in issue at date of valuation

and if F is greater than £100,000,000, "X" B Ordinary Shares will convert to Deferred Shares and the remainder to Ordinary Shares (such conversion to occur immediately prior to the issue of Ordinary Shares which triggers the conversion contained in this Article 7.1.4 or upon the third Business Day following the independent third party valuer determining the fair equity value (whichever is the later)), where "X" is calculated as follows:

$$X = £162,000,000 \times \frac{N}{E + £162,000,000}$$

where:
E = fair equity value of the Company's issued share capital immediately prior to, and taking no account of, the proposed issue of shares in question, as determined by an independent third party valuer in accordance with Article 7.3; and
N = total number of shares in issue at the date of valuation;

For the avoidance of doubt, the issue of shares by the Company to Cameron and Nixon pursuant to the Put and Call Option Agreement or to the other shareholders of MSFG on a one for one basis on or about the date of adoption of these Articles or the issue of shares in connection with any warrants granted on arms' length terms to mezzanine lenders independent of Nixon in connection with the financing of the acquisition of part of Cameron's shareholding in MSFG will not be taken into account in relation to this Article 7.1.4 and an issue of shares up to 5,364 pursuant to, or in connection with, the MSFG Share Option Scheme shall not be taken into account for the purposes of this Article 7.1.4;

7.1.5 on 16 May 2010, or on such earlier date (not being earlier than 16 November 2007) as Nixon, in his capacity as a B Ordinary Shareholder may irrevocably elect by giving notice to Cameron, in his capacity as an Ordinary Shareholder and the Company, and if the B Ordinary Shares have not previously converted as described above in this Article 7.1, an independent third party valuer shall be appointed to calculate the fair equity value of the Company in accordance with Article 7.3 as at that date and "X" B Ordinary Shares shall convert to Deferred Shares and the remainder to Ordinary Shares (such conversion to occur upon the third Business Day following the independent third party valuer determining the fair equity value), where "X" is calculated as follows:

$$X = £162,000,000 \times \frac{N}{E + £162,000,000}$$

N = total number of shares in issue at the date of the valuation
E = fair equity value of the Company as determined by an independent third party valuer in accordance with Article 7.3.

7.2 **Pro rated**

Where there is more than one holder of the B Ordinary Shares at the time of conversion of the B Ordinary Shares into Ordinary Shares and Deferred Shares in accordance with Article 7.1, the number of B Ordinary Shares which convert into Deferred Shares will be pro rated (as nearly as is practicable) across each holder of B Ordinary Shares.

7.3 **Determination of equity value by independent third party valuer**

(A) Where required by Article 7.1.2, Article 7.1.4 or 7.1.5, the independent third party valuer shall be appointed by agreement between the Company, the Ordinary Shareholder(s) and the B Ordinary Shareholder(s) (the **"parties"**) or, failing agreement within seven days as to such appointment, by the President for the time being of the Institute of Chartered Accountants in England and Wales on the application of any of the parties. The independent third party valuer shall state in writing what is in his opinion the fair equity value of the Company as determined in accordance with this Article (being a single figure and not a range of valuations), and at the relevant date specified in Article 7.1.2, Article 7.1.4 or Article 7.1.5 (as applicable) and that value shall be the fair equity value of the Company for the purpose of Article 7.1.2, 7.1.4 or 7.1.5 (as applicable). In so stating his opinion the independent third party valuer shall be deemed to act as an expert and not as an arbitrator and, save in the case of fraud or manifest error, his determination shall be final and binding on all concerned. For this purpose and subject to any restrictions contained in Article 7.1, the Company shall procure that the independent third party valuer is given all information in the Company's or MSFG's possession or control which he might reasonably require and expect to receive if he were proposing to purchase all of the issued share capital or substantially all of the business or assets of the Company from a willing vendor by private treaty and at arm's length, together with such information as any member of the Company may wish to provide to him and such other information as he may reasonably require. The independent third party valuer shall be entitled to determine the procedure to be followed in arriving at his decision (in the absence of agreement by the parties) and to appoint legal or other advisers if appropriate. The costs involved in the independent third party valuer's determination of the fair equity value of the Company (including the independent third party valuer's expenses and the costs of any advisers to the independent third party valuer) shall be borne by the Company.

(B) The independent third party valuer must determine the fair equity value of the Company within 30 Business Days of his appointment and shall notify the Company of his determination without giving written reasons therefor.

(C) The independent third party valuer shall value the entire capital of the Company at its "fair value". For these purposes, "fair value" is an estimate of the price a party would have received if it had sold all the shares in the Company on the date of transfer in an arm's length exchange on terms typically expected in such a transaction motivated by normal business considerations.

(D) If any difficulty arises in determining the fair equity value then the independent third party valuer shall resolve that difficulty in such manner as he shall in his absolute discretion think fit.

7.4 Further Deferred Shares

If an Excess Return (as that term is defined in a Relevant Agreement) is payable by the Company in accordance with a Relevant Agreement, "Z" further B Ordinary Shares, in addition to the "X" B Ordinary Shares which convert to Deferred Shares in accordance with Article 7.1.2 will convert to Deferred Shares at the same time as the conversion of X B Ordinary Shares and immediately prior to the conversion of the remaining B Ordinary Shares to Ordinary Shares pursuant to Clause 7.1.2, where Z is calculated as follows:

$$Z = \frac{(\text{Excess Return} \times N)}{(\text{Purchaser Equity Value} + \text{Excess Return})}$$

Where:

N = total number of the Company's B Ordinary Shares, A Ordinary Shares and Ordinary Shares (but, for the avoidance of doubt, excluding Deferred Shares) in issue following the conversion of B Ordinary Shares to Deferred Shares pursuant to Article 7.1 and prior to the adjustment performed pursuant to the above calculation; and

Purchaser Equity Value = pro forma equity value of the Company following the conversion of B Ordinary Shares to Ordinary Shares and Deferred Shares pursuant to Article 7.1 and assuming the payment of the Excess Return (as that term is defined in a Relevant Agreement) has been made by the Company.

7.5 General provisions relating to conversion

Where B Ordinary Shares are converted into, and redesignated as, Ordinary Shares and Deferred Shares pursuant to this Article 7, the Ordinary Shares arising on such conversion and redesignation shall rank pari passu with the Ordinary Shares then in issue and fully paid up and shall entitle the Ordinary Shareholders to all dividends and other distributions declared, made or paid on the Ordinary Shares by reference to any record date occurring after the date of conversion. Upon the date of conversion, each holder of B Ordinary Shares shall deliver to the Company at its registered office the certificates for his B Ordinary Shares (or an indemnity in favour of the Company in a form satisfactory to the Company in the case of any such certificates(s) found to be missing) and upon such delivery there shall be issued to him certificates for the numbers of Ordinary Shares and Deferred Shares resulting from the conversion and redesignation.

8. ISSUE OF SHARES

8.1 Pre-emption on issues for cash

Subject to the provisions of Articles 8.7 and 8.9, any shares in the capital of the Company which are unissued from time to time shall be available for issue as Ordinary Shares only and shall, where they are to be issued for cash only, be offered to the Ordinary Shareholders and A Ordinary Shareholders in proportion, as nearly as may be, to their holdings of Ordinary Shares or A Ordinary Shares respectively except that for the purposes of calculating the number and holdings of Ordinary Shares and the identity of Ordinary Shareholders, the B Ordinary Shares (if any) shall be deemed to amount to:

8.1.1 45,000 Ordinary Shares; or

8.1.2 such other number of Ordinary Shares as agreed in writing by Nixon and Cameron,

provided that, if either Nixon or Cameron so elect in writing, the number of B Ordinary Shares (if any) shall be deemed to amount to such number of Ordinary Shares resulting from a hypothetical conversion of the B Ordinary Shares into Deferred Shares and Ordinary Shares as calculated in accordance with Article 7.1.5 as at the date of the proposed issue provided that the independent third party valuer does not take into account the proposed issue of Ordinary Shares pursuant to this Article 8.1.

8.2 **Procedure for offering**

The offer referred to in Article 8.1 shall be made by notice specifying the number of Ordinary Shares, the proportionate entitlement of the relevant member, the price per share and limiting a period (not being less than 10 days) within which the offer, if not accepted, will be deemed to be declined. After the expiration of such time the directors shall offer the Ordinary Shares which have been declined or are deemed to have been declined to the persons who have within the said period accepted all the Ordinary Shares offered to them. Such further offer shall be on the same terms as the first offer (except that in such subsequent offer the proportionate entitlement of the offeree will be proportional to the total shareholdings of all offerees) and shall invite each of the holders to state in writing within a period of not less than 10 days whether he is willing to take any, and if so what maximum number of the Ordinary Shares so offered.

8.3 **Allotment of shares after offers**

At the expiration of the time limited by the notice or notices given pursuant to Article 8.2 the directors shall allot the Ordinary Shares so offered to or amongst the members who have notified their willingness to take all or any of such Ordinary Shares in accordance with the terms of the relevant offer. No member shall be obliged to take more than the maximum number of Ordinary Shares he has indicated his willingness to take. The directors shall make such arrangements as they shall think fit concerning entitlements to fractions, overseas shareholders and shareholders unable by law or regulation to receive or accept any offer pursuant to this Article 8.

8.4 **Third party subscribers**

The Directors will have the discretion to offer any Ordinary Shares not taken up by Shareholders pursuant to Article 8.2 to any third party at a price no less than and otherwise on terms no more favourable than that at which those Ordinary Shares were offered to Shareholders, and on any other same terms, pursuant to Article 8.2.

8.5 **Disapplication of statutory pre-emption provisions**

Sections 89 and 90 of the Act shall not apply to the allotment of equity securities by the Company.

8.6 **No renunciation of allotment**

No Ordinary Shares shall be allotted on terms that the right to take up the Ordinary Shares allotted may be renounced in favour of, or assigned to, another person and no person entitled to allotment of an Ordinary Share may direct that such share may be allotted or issued to any other person.

8.7 **Waiver or variation**

With the prior written approval of all the Ordinary Shareholders, the B Ordinary Shareholders (if any) and A Ordinary Shareholders, any of the restrictions or other provisions of this Article 8 may be waived or varied by the directors at a meeting of the Board in relation to any proposed issue of shares.

8.8 **Exceptions**

The pre-emption rights contained in this Article 8 shall not apply to the issue of any Shares by the Company:

8.8.1 in connection with Admission;

8.8.2 pursuant to the MSFG Share Option Scheme in respect of up to 5,364 Ordinary Shares or pursuant to any employee share scheme adopted by the Company pursuant to which any issue or grant under such scheme is conditional upon Admission; or

8.8.3 in connection with the exercise of any warrants granted to mezzanine lenders independent of Nixon in connection with the financing of the acquisition of part of Cameron's shareholding in MSFG.

8.9 **Issues other than for cash consideration**

Any issue of shares in the capital of the Company other than for cash consideration shall be made only to (i) persons independent of the Ordinary Shareholders and B Ordinary Shareholders (at the time of the proposed issue) and shall be made only on arms' length terms or (ii) to Cameron and Nixon in accordance with the terms of the Put and Call Option Agreement or to other shareholders of MSFG on a one for one basis in each case such issue to be on or about the date of adoption of these Articles.

9. **LIEN AND FORFEITURE**

9.1 **Lien to attach to all shares**

In Regulation 8 of Table A the words "(not being a fully paid share)" shall be omitted. The lien conferred by Regulation 8 of Table A shall attach to all shares registered in the name of any person indebted or under liability to the Company (or in the name of the nominee or bare trustee for any such person) whether he is the sole registered holder thereof or one of two or more joint holders and shall include a lien in respect of any such indebtedness or liability. Regulation 8 shall be modified accordingly.

9.2 **Pre-emption on enforcement**

All shares to be sold in the enforcement of the Company's lien or rights of forfeiture shall be offered in accordance with Article 7.3 as if they were unissued shares of the Company. Regulations 9 and 20 of Table A shall be modified accordingly.

10. TRANSFER OF SHARES

10.1 Shares

The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register the transfer of an Ordinary Share or a B Ordinary Share, whether or not it is fully paid and the first sentence of Regulation 24 shall not apply to the Company provided that this Article 10.1 will cease to have effect upon the conversion of the B Ordinary Shares into Ordinary Shares and Deferred Shares occurring in accordance with Article 7, following which the Directors may only refuse to register a transfer of a share which is not fully paid.

10.2 A Ordinary Shares

The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register the transfer of an A Ordinary Share, whether or not it is fully paid and the first sentence of Regulation 24 shall not apply to the Company.

11. CLASS MEETINGS AND VARIATION OF RIGHTS

11.1 Class meetings

Except as otherwise provided by these Articles, the provisions of these Articles relating to general meetings shall apply, with necessary modifications, to any meeting of the holders of shares of a class held otherwise than in connection with the variation or abrogation of the rights attached to shares of that class.

11.2 Variation of rights

All or any of the special rights or privileges for the time being attached to any share or class of shares in the capital of the Company (notwithstanding that the Company may be or be about to be in liquidation) may, either with the prior consent in writing of the holders of not less than three-fourths of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of shares of the class duly convened and held as hereinafter provided (but not otherwise), be varied or abrogated. To every such separate meeting the provisions of these Articles with respect to notice of and proceedings at general meetings shall mutatis mutandis apply, but so that the requisite quorum shall be two persons (or if there is only one person who holds the issued shares of the class, such person), present in person, by proxy or by corporate representative, holding or representing not less than one-third of the issued shares of the class (and so that if at any meeting of such holders adjourned pursuant to Regulation 41 a quorum as above defined is not present those members who are present shall be a quorum) and that any holder of shares of the appropriate class, present in person, by proxy or by corporate representative and entitled to vote, may demand a poll.

12. PROCEEDINGS AT GENERAL MEETINGS

12.1 Quorum

No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business and remains present during the transaction of business. One person entitled to vote upon the business to be transacted, being a member or a proxy for a member or a duly authorised representative of a

corporation, and holding or representing not less than one-third of the issued shares carrying voting rights shall be a quorum. If at any adjourned meeting which has been so adjourned pursuant to Regulation 41 a quorum is not present within half an hour of the time appointed for the adjourned meeting the meeting will be dissolved. Regulation 41 will be construed accordingly.

12.2 **F..l**

A poll may be demanded at any general meeting by the chairman or any member present in person, by proxy or by corporate representative and entitled to vote. Regulation 46 of Table A shall be modified accordingly.

12.3 **Signed resolutions**

A resolution executed or approved in writing by or on behalf of the holders of all the issued Ordinary Shares and B Ordinary Shares (if any) entitled to vote thereon shall be as valid and effective for all purposes as a resolution passed at a general meeting duly convened and held and may consist of several documents in the like form, each executed by or on behalf of one or more persons. In the case of a corporation the resolution may be signed on its behalf by a director or the secretary thereof or by its duly appointed attorney or duly authorised representative.

13. VOTES OF MEMBERS

13.1 **Votes of members**

Subject to any special rights, privileges or restrictions attached to any shares forming part of the capital of the Company, at any general meeting of the Company on a show of hands every member who (being an individual) is present in person or by proxy (not being himself a member) or (being a corporation) is present by proxy or by a representative duly authorised under section 375 of the Act (not being himself a member) shall have one vote, and on a poll every member present in person, by representative or by proxy shall have one vote for every share of which he is the holder.

13.2 **No casting vote of chairman**

In the case of an equality of votes at a general meeting of the Company, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to any other vote he may have.

14. DIRECTORS

Unless otherwise determined by ordinary resolution, the number of directors shall be not less than two and there shall be no limit on the maximum number of directors.

15. APPOINTMENT OF DIRECTORS

15.1 **Appointment**

No person shall be appointed a director at any general meeting unless either:

15.1.1 he is recommended by a majority of the directors; or

15.1.2 not less than 14 nor more than 35 clear days before the date appointed for the general meeting, notice signed by a Shareholder entitled to attend and vote at the general meeting has been given to the Company stating the intention to propose that person for appointment, and such notice shall be signed by such person indicating his willingness to be appointed.

15.2 **Appointment in general meeting**

Subject to Article 15.1, the Company may by ordinary resolution in general meeting appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director.

15.3 **Vacancy**

The directors may appoint a person who is willing to act as a director either to fill a vacancy or as an additional director.

16. NO ROTATION

The directors shall not be liable to retire by rotation.

17. ALTERNATE DIRECTORS

17.1 **Appointment and removal**

Any director (other than an alternate director) may from time to time appoint any other director or any person to be an alternate director of the Company, and may at any time remove any alternate director so appointed by him from office, and appoint another person approved as aforesaid in his place. Any appointment of an alternate director may provide for two or more persons in the alternative to act as an alternate director.

17.2 **Notice of appointment or removal**

Any such appointment or removal shall be by notice to the Company signed by the director making or revoking the appointment and shall take effect upon service on the Company at its registered office or in any other manner approved by the directors.

17.3 **Cessation of appointment**

An alternate director shall ipso facto cease to be an alternate director if his appointor ceases for any reason to be a director.

17.4 **Functions of alternate director**

An alternate director shall (subject to his giving to the Company an address within the United Kingdom at which notices may be served on him) be entitled to receive notices of all meetings of directors, and to attend, to be counted in the quorum for and to vote as a director (with the same designation as the director appointing him) at any such meeting at which the director appointing him is not personally present and generally to perform all functions of his appointor as a director in the absence of such appointor including, without prejudice to the generality of the foregoing, power to sign any resolution pursuant to Article 22.3.

17.5 **Voting rights cumulative**

A director acting as alternate shall have an additional vote at meetings of the Board for each director for whom he acts as alternate but he shall only count as one person for the purpose of determining whether a quorum is present.

17.6 **Alternate director responsible for own acts**

An alternate director shall be deemed to be an officer of the Company and shall alone be responsible for his own acts and defaults and the director so appointing him shall not be responsible for the acts and defaults of an alternate director so appointed.

17.7 **Remuneration**

The remuneration of any such alternate director shall be payable out of the remuneration payable to the director appointing him and shall consist of such part (if any) of the last mentioned remuneration as may be agreed between the alternate director and the director appointing him.

17.8 **Power to act**

Save as otherwise provided in these Articles, an alternate director shall not have power to act as a director nor shall he be deemed to be a director for the purposes of these Articles.

18. NO SHARE QUALIFICATION

Neither a director nor an alternate director shall require a share qualification but nevertheless shall be entitled to attend and speak at any general meeting of the Company and at any separate meeting of the holders of any class of shares of the Company.

19. DIRECTORS' INTERESTS

A director (including an alternate director) who has duly declared his interest therein to the Board pursuant to section 317 of the Act may vote as a director in regard to any contract or arrangement in which he is interested or upon any matter arising therefrom, and if he so votes his vote shall be counted, and he shall be counted in the quorum when any such contract or arrangement is under consideration.

20. VACATION OF OFFICE

Without prejudice to the provisions of Article 155, the office of a director shall be vacated:

(A) if by notice in writing to the Company he resigns the office of director;

(B) if he shall for more than 6 consecutive months have been absent without permission of the Board from meetings of the Board held during that period, unless he shall have appointed an alternate director who has not been similarly absent during such period;

(C) if he appears unable to pay a debt which is payable immediately or to have no reasonable prospect of paying a debt which is not immediately payable in either case within the meanings given to such expressions in section 268 of the Insolvency Act 1986;

(D) if he is subject to an interim order under section 252 of the Insolvency Act 1986 or enters into a voluntary arrangement within the meaning given in section 253 of that Act;

(E) if he is prohibited from being or is disqualified as a director by an order made under any provision of the Insolvency Act 1986 or the Company Directors Disqualification Act 1986;

(F) if he is, or may be, suffering from mental disorder and either:

(A) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1960, or

(B) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(G) if he is removed from office under section 303 of the Act.

21. NO AGE LIMIT

Unless and until otherwise determined by the Company by ordinary resolution, either generally or in any particular case, no director shall vacate or be required to vacate his office as a director on or by reason of his attaining or having attained the age of seventy, and any person proposed to be appointed a director shall be capable of being appointed as a director notwithstanding that he has attained the age of seventy, and no special notice need be given of any resolution for the appointment as a director of a person who shall have attained the age of seventy, and it shall not be necessary to give to the members notice of the age of any director or person proposed to be so appointed.

22. PROCEEDINGS OF DIRECTORS

22.1 Quorum

The quorum necessary for the transaction of the business of the Board shall be two directors. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum.

22.2 Regulation of meetings

The directors may adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes and in the case of an equality of votes no person shall have a second or casting vote. A director may, and the secretary on the requisition of a director shall, at any time summon a meeting of the Board.

22.3 Signed resolutions

A resolution executed or approved in writing by all the directors shall be as valid and effective for all purposes as a resolution passed at a meeting of the Board duly convened and held and may consist of several documents in the like form, each signed by one or

more of the directors. A resolution signed by an alternate director need not also be signed by his appointor and, if it is signed by a director who has appointed an alternate director, it need not be signed by the alternate director in that capacity.

22.4 Delegation to committees

The directors may delegate any of their powers to a committee consisting of at least two directors. No committee shall be entitled to transact any business which the Board would not be entitled to transact, and the provisions of these Articles with respect to the regulation of meetings of the Board shall apply, mutatis mutandis, to meetings of any committee.

22.5 Meetings by Conference Facilities

A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able:

(A) to hear each of the other participating directors addressing the meeting; and

(B) if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this Article 22.5 is adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting

23. NOTICES

Regulation 112 shall apply to the Company as if the words ", or an address to which notices may be sent using electronic communications," were deleted.

24. INDEMNITY

Subject to the provisions of the Act, the Company may:

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company; and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company.

For the purposes of this article, "associated company" has the same meaning as in section 309A of the Act.

6160943

PRECIS (2682) LIMITED (the "Company")

(COMPANY NUMBER 6160943)

WRITTEN RESOLUTIONS OF THE SOLE MEMBER OF THE COMPANY

IN LIEU OF A GENERAL MEETING

PASSED ON 22 JUNE 2007

Simon Nixon, the sole member of the Company entitled to attend and vote at a general meeting hereby resolves:-

1. **THAT** the regulations contained in the printed document annexed hereto and initialled for the purpose of identification be and the same are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association of the Company, 1

2. **THAT** the Company's issued share capital of two ordinary shares be, and are hereby, redesignated as two B Ordinary Shares and the remaining authorised share capital of the Company, being 98 shares, be, and are hereby, redesignated as Ordinary Shares, each with the rights set out in the Articles of Association, 12

3. **THAT** the Company's share capital be, and hereby is, increased from £100 to £250,000 by the creation of 249,900 new shares of £1 00 each and that of these new shares, 154,402 shall be, and are hereby, designated as Ordinary Shares, 10,000 shall be, and are hereby, designated as A Ordinary Shares and 85,498 shall be, and are hereby, designated as B Ordinary Shares, each with the rights set out in the Articles of Association, and 4

4. **THAT,** in addition to any existing authorities previously granted to the Directors, the Directors, be and are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of that Act) up to an aggregate nominal amount of £249,900 provided that the authority hereby given shall expire on the fifth anniversary of the passing of this resolution save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and the sole Director or the Directors, as the case may be, shall be entitled to allot relevant securities pursuant to any such offer or agreement as if this authority had not expired 10

S Nixon

Simon Nixon

10/7834773_2

No of Company 6160943

RECEIVED
2008 MAY 13 A 11:34
FICE OF INTERNATIONAL CORPORATE FINANCE

THE COMPANIES ACT 1985

and

THE COMPANIES ACT 1989

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM AND ARTICLES OF ASSOCIATION

- of -

MONEYSUPERMARKET.COM GROUP LIMITED

(As amended by (a) Special Resolution passed on 18 June 2007)

(Incorporated the 14th day of March 2007)

THE COMPANIES ACT 1985

and

THE COMPANIES ACT 1989

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

-of-

MONEYSUPERMARKET.COM GROUP LIMITED

1 The Company's name is MONEYSUPERMARKET COM GROUP LIMITED [1]

2 The Company's registered office is to be situated in England and Wales

3. The Company's objects are

(1) To carry on the business of an investment company and for that purpose to acquire and hold either in the name of the Company or in that of any nominee shares, stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company wherever incorporated or carrying on business and debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any government, sovereign ruler, commissioners, public body or authority, supreme, dependent, municipal, local or otherwise in any part of the world

(2) To acquire any shares, stock, debentures, debenture stock, bonds, notes, obligations, or securities by original subscription, contract, tender, purchase, exchange, underwriting, participation in syndicates or otherwise, and whether or not fully paid up, and to subscribe for the same subject to such terms and conditions (if any) as may be thought fit

(3) To exercise and enforce all rights and powers conferred by or incident to the ownership of any shares, stock, debentures, debenture stock, bonds, notes, obligations or securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof and to provide managerial and other executive supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as may be thought fit

(4) To carry on business as a general commercial company

(5) To carry on any other business which may seem to the Company capable of being conducted directly or indirectly for the benefit of the Company

---

1 By a Special Resolution of the Company passed on 18 June 2007 the name of the Company was changed from Precis (2682) Limited to Moneysupermarket com Group Limited

(6) To acquire by any means any real or personal property or rights whatsoever and to use, exploit and develop the same

(7) To conduct, promote and commission research and development in connection with any activities or proposed activities of the Company, and to apply for and take out, purchase or otherwise acquire any patents, patent rights, inventions, secret processes, designs, copyrights, trade marks, service marks, commercial names and designations, know-how, formulae, licences, concessions and the like (and any interest in any of them) and any exclusive or non-exclusive or limited right to use, and any secret or other information as to, any invention or secret process of any kind, and to use, exercise, develop, and grant licences in respect of, and otherwise turn to account and deal with, the property, rights and information so acquired

(8) To acquire by any means the whole or any part of the assets, and to undertake the whole or any part of the liabilities, of any person carrying on or proposing to carry on any business which the Company is authorised to carry on or which can be carried on in connection therewith, and to acquire an interest in, amalgamate or enter into any arrangement for sharing profits, or for co-operation, or for limiting competition, or for mutual assistance, with any such person and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, whether fully or partly paid up, debentures, or other securities or rights that may be agreed upon

(9) To subscribe for, underwrite, purchase or otherwise acquire, and to hold, and deal with, any shares, stocks, debentures, bonds, notes and other securities, obligations and other investments of any nature whatsoever and any options or rights in respect of them, and otherwise to invest and deal with the money and assets of the Company

(10) To lend money or give credit to such persons and on such terms as may seem expedient

(11) To borrow money and to secure by mortgage, charge or lien upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, the discharge by the Company or any other person of any obligation or liability

(12) To guarantee the performance of any obligation by any person whatsoever, whether or not for the benefit of the Company or in furtherance of any of its objects

(13) To draw, make, accept, endorse, discount, negotiate, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments

(14) To apply for, promote and obtain any Act of Parliament, charter, privilege, concession, licence or authorisation of any government, state, department or other authority (international, national, local, municipal or otherwise) for enabling the Company to carry any of its objects into effect or for extending any of the Company's powers or for effecting any modification of the Company's constitution, or for any other purpose which may seem expedient, and to oppose

any actions, steps, proceedings or applications which may seem calculated directly or indirectly to prejudice the interests of the Company or of its members

(15) To enter into any arrangements with any government, state, department or other authority (international, national, local, municipal or otherwise), or any other person, that may seem conducive to the Company's objects or any of them, and to obtain from any such government, state, department, authority, or person, and to carry out, exercise and exploit, any charter, contract, decree, right, privilege or concession which the Company may think desirable

(16) To do all or any of the following, namely

(1) to establish, provide, carry on, maintain, manage, support, purchase and contribute to any pension, superannuation, retirement, redundancy, injury, death benefit or insurance funds, trusts, schemes or policies for the benefit of, and to give or procure the giving of pensions, annuities, allowances, gratuities, donations, emoluments, benefits of any description (whether in kind or otherwise), incentives, bonuses, assistance (whether financial or otherwise) and accommodation in such manner and on such terms as the Company thinks fit to, and to make payments for or towards the insurance of -

(a) any individuals who are or were at any time in the employment of, or directors or officers of (or held comparable or equivalent office in), or acted as consultants or advisers to or agents for -

(i) the Company or any company which is or was its parent company or is or was a subsidiary undertaking of the Company or any such parent company, or

(ii) any person to whose business the Company or any subsidiary undertaking of the Company is, in whole or in part, a successor directly or indirectly, or

(iii) any person otherwise allied to or associated with the Company,

(b) any other individuals whose service has been of benefit to the Company or who the Company considers have a moral claim on the Company, and

(c) the spouses, widows, widowers, families and dependants of any such individuals as aforesaid, and

(2) to establish, provide, carry on, maintain, manage, support and provide financial assistance to welfare, sports and social facilities, associations, clubs, funds and institutions which the Company considers likely to benefit or further the interests of any of the aforementioned individuals, spouses, widows, widowers, families and dependants

(17) To establish, maintain, manage, support and contribute to any schemes or trusts for the acquisition of shares in the Company or its holding company by or for the benefit of any individuals who are or were at any time in the employment of, or

directors or officers of, the Company or any company which is or was its parent company or is or was a subsidiary undertaking of the Company or any such parent company, and to lend money to any such individuals to enable them to acquire shares in the Company or in its parent company and to establish, maintain, manage and support (financially or otherwise) any schemes for sharing profits of the Company or any other such company as aforesaid with any such individuals

(18) To subscribe or contribute (in cash or in kind) to, and to promote or sponsor, any charitable, benevolent or useful object of a public character or any object which the Company considers may directly or indirectly further the interests of the Company, its employees or its members

(19) To pay and discharge all or any expenses, costs and disbursements, to pay commissions and to remunerate any person for services rendered or to be rendered, in connection with the formation, promotion and flotation of the Company and the underwriting or placing or issue at any time of any securities of the Company or of any other person

(20) To issue, allot and grant options over securities of the Company for cash or otherwise or in payment or part payment for any real or personal property or rights therein purchased or otherwise acquired by the Company or any services rendered to, or at the request of, or for the benefit of, the Company or as security for, or indemnity for, or towards satisfaction of, any liability or obligation undertaken or agreed to be undertaken by or for the benefit of the Company, or in consideration of any obligation (even if valued at less than the nominal value of such securities) or for any other purpose

(21) To procure the Company to be registered or recognised in any part of the world

(22) To promote any other company for the purpose of acquiring all or any of the property or undertaking any of the liabilities of the Company, or both, or of undertaking any business or operations which may appear likely to assist or benefit the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares, debentures or other securities of any such company as aforesaid

(23) To dispose by any means of the whole or any part of the assets of the Company or of any interest therein

(24) To distribute among the members of the Company in kind any assets of the Company

(25) To do all or any of the above things in any part of the world, and either as principal, agent, trustee, contractor or otherwise, and either alone or in conjunction with others, and either by or through agents, trustees, sub-contractors or otherwise

(26) To do all such other things as may be deemed, or as the Company considers, incidental or conducive to the attainment of the above objects or any of them

AND IT IS HEREBY DECLARED that in this clause -

(A) unless the context otherwise requires, words in the singular include the plural and vice versa,

(B) unless the context otherwise requires, a reference to a person includes a reference to a body corporate and to an unincorporated body of persons,

(C) references to "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible,

(D) a reference to anything which the Company thinks fit or desirable or considers or which may seem (whether to the Company or at large) expedient, conducive, calculated or capable, or to any similar expression connoting opinion or perception, includes, in relation to any power exercisable by or matter within the responsibility of the directors of the Company, a reference to any such thing which the directors so think or consider or which may so seem to the directors or which is in the opinion or perception of the directors,

(E) the expressions "subsidiary undertaking" and "parent company" have the same meaning as in section 258 of and Schedule 10A to the Companies Act 1985 or any statutory modification or re-enactment of it,

(F) the objects specified in each of the foregoing paragraphs of this clause shall be separate and distinct objects of the Company and accordingly shall not be in any way limited or restricted (except so far as otherwise expressly stated in any paragraph) by reference to or inference from the terms of any other paragraph or the order in which the paragraphs occur or the name of the Company, and none of the paragraphs shall be deemed merely subsidiary or incidental to any other paragraph

4 The liability of the members is limited

5 The share capital of the Company is £100 divided into 100 shares of £1 each

I, the subscriber to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum and I agree to take the number of shares shown opposite my name

Name and Address of Subscriber	Number of shares taken by the Subscriber
Peregrine Secretarial Services Limited Level 1 Exchange House Primrose Street London EC2A 2HS	Two
Total shares taken	Two

Dated the 14 March 2007

Herbert Smith

RECEIVED
2008 MAY 13 A 11:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

No 6160943

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

MONEYSUPERMARKET.COM GROUP LIMITED

(Adopted by Special Resolution passed on 22 June 2007)

Herbert Smith LLP

TABLE OF CONTENTS

No 6160943

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

MONEYSUPERMARKET.COM GROUP LIMITED[1]

(Adopted by Special Resolution passed on

22 June 2007)

1. **PRELIMINARY**

1 1 **Definitions**

In these Articles

"A Ordinary Share" means an A Ordinary Share of £1 00 each in the capital of the Company,

"A Ordinary Shareholder" means a registered holder of an A Ordinary Share,

"Act" means, subject to paragraph 1 3 of this Article, the Companies Act 1985,

"Admission" means admission of all of the issued share capital of the Company (or a holding company of the Company) to the Official List and to trading on the London Stock Exchange, or any other Recognised Investment Exchange,

"Articles" means these articles of association, as from time to time altered,

"Auditors" means the auditors of the Company from time to time,

"B Ordinary Share" means a B Ordinary Share of £1 00 each in the capital of the Company,

"B Ordinary Shareholder" means a registered holder of a B Ordinary Share (if any),

"Board" the board of directors of the Company, as from time to time constituted,

1 By a Special Resolution the name of the Company was changed from Precis (2682) Limited to Moneysupermarket com Group Limited on 18 June 2007

"**Business Day**" means a day (not being a Saturday or Sunday) on which banks are open for general banking business in the City of London,

"**Cameron**" means Duncan Russell Cameron of 5 Clayton Court, Duke Street, Chester CH1 1NE,

"**company**" includes any body corporate,

"**Connected Person**" means any person with which any relevant person is connected (as determined in accordance with the provisions of section 839 of the Income and Corporation Taxes Act 1988),

"**Controlling Interest**" means legal and beneficial ownership of shares which confer in aggregate on the holders thereof more than 50 per cent of the total voting rights conferred by all the shares in issue at the relevant time and conferring the right to vote at all general meetings of the Company,

"**Deferred Shares**" means the deferred shares arising out of the conversion of B Ordinary Shares pursuant to Article 7 and having the rights set out in Article 5,

"**Deferred Shareholder**" means a registered holder of Deferred Shares,

"**Early Leaver**" has the meaning given to that term in Article 6 4 1,

"**Fair Price**" has the meaning given to that term in Article 6 4 2,

"**Holding Company**" means a holding company as defined in section 736 and section 736A of the Act,

"**Late Leaver**" has the meaning given to that term in Article 6 4 3,

"**Leaver**" has the meaning given to that term in Article 6 4 4,

"**MSFG**" means Moneysupermarket com Financial Group Limited, a company incorporated in England and Wales (registered number 3157344) and whose registered office is at MoneySupermarket House, St David's Park, Ewloe, Chester CH5 3UZ,

"**MSFG Share Option Scheme**" means the share option scheme adopted by MSFG on 5 May 2005, or any replacement share option scheme adopted by the Company, pursuant to which options over an aggregate maximum of 5,364 shares in MSFG and the Company, respectively, may be granted, as amended or replaced from time to time provided that the aggregate maximum number of shares in MSFG and the Company which may be issued pursuant to the exercise of such options shall not exceed 5,364,

"**Nixon**" means Simon Justin Nixon of 3 Sandown Terrace, Boughton, Chester CH3 5BN,

"**Official List**" means the list maintained by the UK Listing Authority pursuant to Part VI of the Financial Services and Markets Act 2000,

"**Ordinary Share**" means an Ordinary Share of £1 00 each in the capital of the Company,

"**Ordinary Shareholder**" means a registered holder of Ordinary Shares,

"**Put and Call Option Agreement**" means the put and call option agreement between the Company, Nixon and Cameron dated 17 May 2007,

"**Relevant Agreement**" means any agreement to which Cameron and/or Nixon (in their capacity as Shareholders in the Company) are party relating to the business and affairs of the Company,

"**Shares**" means Ordinary Shares, A Ordinary Shares, B Ordinary Shares (if any) and Deferred Shares (if any),

"**Shareholder**" means a registered holder of Shares,

"**subsidiary**" means a subsidiary as defined in section 736 and section 736A of the Act,

"**Table A**" means Table A in the Companies (Tables A to F) Regulations 1985, and

"**UK Listing Authority**" means the Financial Services Authority or its successor as the competent authority for listing in the United Kingdom under Part VI of the Financial Services and Markets Act 2000

1 2 **Same meanings as in the Act**

Save as provided in Article 1 1 and unless the context otherwise requires, words or expressions contained in these Articles bear the same meaning as in the Act

1 3 **Statutory modification**

In these Articles, unless expressly provided to the contrary, a reference to any statute or provision of a statute includes a reference to any statutory modification or re-enactment of it and to any subordinate legislation made under it in each case for the time being in force

1 4 **Ordinary and Special Resolutions**

A special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles

1 5 **Number, gender and person**

In these Articles, unless the context otherwise requires

(A) words in the singular include the plural, and vice versa,

(B) words importing any gender include all genders, and

(C) a reference to a person includes a reference to a company and to an unincorporated body of persons

1 6 **Miscellaneous interpretation**

In these Articles

(A) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form,

(B) references to "executed" includes any mode of execution,

(C) references to "other" and "otherwise" shall not be construed eiusdem generis where a wider construction is possible,

(D) references to a power are to a power of any kind, whether administrative, discretionary or otherwise,

(E) references to a committee of the directors are to a committee established in accordance with these Articles, whether or not comprised wholly of directors

1 7 **Headings**

Headings are inserted for convenience only and do not affect the construction of these Articles

1 8 **Articles and Regulations**

In these Articles a reference to an Article is to a clause of these Articles and a reference to a Regulation is to a regulation in Table A

2. TABLE A

The Regulations contained in Table A shall apply to the Company save insofar as they are varied or excluded by or are inconsistent with these Articles Regulations 40, 50, 54, 64 to 69 (inclusive), 72 to 81 (inclusive), 84, 88, 89, 93 to 95 (inclusive) and 118 in Table A shall not apply to the Company

3. SHARE CAPITAL

The share capital of the Company on the date of adoption of these Articles is £250,000 divided into 154,500 Ordinary Shares, 10,000 A Ordinary Shares and 85,500 B Ordinary Shares

4. CLASSES OF SHARES

The shares of each class of shares shall entitle the holders thereof to the respective rights and privileges and subject them to the respective restrictions and provisions hereinafter appearing The Ordinary Shares, A Ordinary Shares and the B Ordinary Shares (if any) shall, except where otherwise provided herein, confer upon the holders thereof the same rights

5. RIGHTS ATTACHING TO SHARES

Subject to any special rights which may be attached to any class of shares issued after the date of adoption of these Articles the rights attaching to the Shares are as follows

(A) **Capital**

The Company may not make any returns, repayments or reductions of capital until the B Ordinary Shares have converted into Deferred Shares and Ordinary Shares in accordance with Article 7 Subject to the above, on a return, repayment or reduction of capital or a return of assets on a liquidation or otherwise, the assets of the Company up to a maximum of £162,000,000 shall be distributed amongst the Ordinary Shareholders and A Ordinary Shareholders, pro rata (as nearly as may be) according to their holdings of Ordinary Shares and A Ordinary Shares respectively Secondly the balance of such assets (if any) available for distribution among the members shall be applied in paying to the Shareholders (other than in respect of the

Deferred Shares) a sum equal to the nominal amount of each Share held by them respectively Thirdly, the balance of such assets (if any) shall be distributed amongst the Shareholders (other than in respect of the Deferred Shares), pro rata (as nearly as may be) according to their holdings of Shares Deferred Shares shall not have any right to participate in any distribution of the Company's assets on liquidation or otherwise

(B) **Income**

Subject to the provisions of these Articles and any Relevant Agreement, the profits of the Company available for distribution and resolved to be distributed in respect of any financial year shall be distributed among the Ordinary Shareholders Any such dividend shall be distributed to the Ordinary Shareholders according to the number of the Ordinary Shares held by them respectively The A Ordinary Shareholders and the holders of Deferred Shares shall not be entitled to receive any dividend or distribution

(C) **Voting**

Subject to any special rights, privileges or restrictions attached to any Ordinary Shares or any B Ordinary Shares (if any), at a general meeting of the Company on a show of hands every Ordinary Shareholder and B Ordinary Shareholder (if any) who (being an individual) is present in person or by proxy (not being himself a member) or (being a corporation) is present by a representative duly authorised under section 375 of the Act (not being himself a member) shall have one vote, and on a poll every Ordinary Shareholder and B Ordinary Shareholder (if any) present in person, by representative or by proxy shall have one vote for every Ordinary Share and B Ordinary Share (if any) of which he is the holder Deferred Shares and A Ordinary Shares shall not entitle the holders thereof to receive notice of or to attend and vote upon any resolution at any general meeting of the Company

6. A ORDINARY SHARES – LEAVER PROVISIONS

6 1 Early Leaver deemed notice

Any Early Leaver shall (if he has not already done so) be deemed on the date of cessation of employment to have served notice in respect of the sale of all of the A Ordinary Shares then held by him or deemed to be held by him

6 2 Late Leaver deemed notice

Any Late Leaver or if he becomes a Leaver on his death his personal representative shall (if he has not already done so) be deemed on the date of cessation of employment to have served notice in respect of the sale of all the A Ordinary Shares then held by him or deemed to be held by him

6 3 Price

The price payable in respect of any A Ordinary Shares the subject of a notice given by a Leaver or deemed to be given pursuant to Article 6 1 or 6 2 shall be

6 3 1 in respect of an Early Leaver the lower of

(A) the par value thereof, and

(B) the Fair Price, and

6 3 2 in respect of a Late Leaver, the Fair Price

6 4 **Definitions**

In this Article 6 the following terms shall have the following definitions

6 4 1 **"Early Leaver"** means a Leaver where the cessation of employment is as a result of the relevant member

(A) resigning or where the Company has given proper notice to terminate the Leaver's employment in either case within 5 years of the commencement of his employment, or

(B) being dismissed in circumstances where the Company is not liable to pay him compensation for the cessation of his employment other than compensation required by statute or statutory instrument.

For the avoidance of doubt a Leaver is not an Early Leaver

(A) if he ceases to be employed as a result of his death, or

(B) if he is dismissed or retires by reason of his being absent from work due to ill health (save for ill health which arises as a result of an abuse of drink or drugs), or

(C) if he retires once he has reached the age of 65, or

(D) where the Company dismisses the Leaver in breach of the Leaver's contract of employment

In the context of this Article 6 4, **"employment"** shall include any provision of services by the relevant individual on a self employed basis whether immediately before, between or immediately after a period of employment

6 4 2 **"Fair Price"** means the price certified in writing by the Auditors from time to time of the Company (or in the event of their being unwilling or unable so to certify or, at the written request of the Company or the member whose A Ordinary Shares are to be valued, by an independent firm of Chartered Accountants jointly nominated by the Company and such member and in the absence of joint nomination and upon the written request of the Company or such member by an independent firm of Chartered Accountants nominated by the President of the Institute of Chartered Accountants of England and Wales (or his equivalent from time to time) as being in their opinion the fair value of the A Ordinary Shares as between a willing seller and a willing buyer provided that the Auditors as aforesaid, or as the case may require, the independent firm of Chartered Accountants, in determining the fair value of any of such A Ordinary Shares shall

(A) determine the sum which a willing purchaser would offer to a willing seller for all of the Shares in issue, and

(B) divide the resultant figure by the number of Shares in issue and then multiply that figure by the number of A Ordinary Shares proposed to be transferred,

and for the avoidance of doubt there shall be no addition or subtraction of any premium or discount arising in relation to the size of the holding the subject of the relevant transfer, or in relation to any restrictions on the transferability of the A Ordinary Shares arising out of the provisions of these Articles In certifying a fair value the Auditors as aforesaid or as the case may require the independent firm of Chartered Accountants, shall act as experts and not as arbitrators and in the absence of manifest error its determination shall be final and binding upon the parties The costs of determination shall be apportioned between the parties as the Auditors as aforesaid or as the case may require the independent firm of Chartered Accountants shall decide

6 4 3 **"Late Leaver"** means any Leaver other than an Early Leaver

6 4 4 **"Leaver"** means any holder of A Ordinary Shares who is employed by the Company or any of its subsidiaries from time to time or who is a director of the Company or any of its subsidiaries from time to time and who dies or who ceases to be an employee or director of any such company and does not continue (or is not immediately re-employed) as an employee or director of any other such company In this definition any reference to the date of cessation of employment (or similar) or to the date of cessation of directorship (or similar) shall be the date upon which the relevant person (a) repudiates his contract of employment or letter of appointment or (b) gives or is given notice of termination of his contract of employment or letter of appointment and is no longer required to perform his duties under his employment contract or letter of appointment in respect of the Company or its subsidiaries

6 5 **Late Leaver Offer**

In respect of A Ordinary Shares the subject of a notice or deemed notice from a Late Leaver, such shares shall first be offered to the Company and then to the Ordinary Shareholders in proportion, as nearly as may be, to their holdings of Ordinary Shares except that for the purposes of calculating the holdings of Ordinary Shares and the identity of Ordinary Shareholders the number of B Ordinary Shares (if any) shall be deemed to amount to "Y" Ordinary Shares, where "Y" is the number of B Ordinary Shares less "X" where X is calculated as follows

$$X = \frac{£162,000,000}{P}$$

where
P = the Fair Price

Where all or some of the said A Ordinary Shares are not bought by the Company or by the holders of Ordinary Shares (as determined above) the proposing transferor may either retain such shares or sell them (at a price no less than the Fair Price) to such third party as he may determine

6 6 **Early Leaver Offer**

In respect of A Ordinary Shares the subject of a notice or deemed notice from an Early Leaver, such shares shall first be offered to the Company and then to the Ordinary Shareholders in proportion, as nearly as may be, to their holdings of Ordinary Shares except that for the purposes of calculating the holdings of Ordinary Shares and the identity of Ordinary Shareholders the number of B Ordinary Shares (if any) shall be deemed to amount to "Y" Ordinary Shares, where "Y" is the number of B Ordinary Shares less "X" where X is calculated as follows

$$X = \frac{£162,000,000}{P}$$

where
P = the Fair Price

Where all or some of the said A Ordinary Shares are not bought by the Company or by the holders of Ordinary Shares (as determined above) the proposing transferor may either retain such shares or sell them (at a price no less than the Fair Price) to such third party as the holders of the Ordinary Shares may approve in writing

6 7 **Completion of Leaver offer**

The transfer of any A Ordinary Shares pursuant to the acceptance of an offer made under Article 6 5 or 6 5 shall be made on the following terms

6 7 1 completion of the transfer of the A Ordinary Shares shall be completed five Business Days after the date of determination of the Fair Price, at 2 pm at the registered office of the Company,

6 7 2 the relevant Leaver must deliver to the relevant offeree

(A) duly executed share transfers forms, and

(B) the relevant share certificate(s) (or an indemnity in favour of the offeree in a form satisfactory to the offeree in the case of any such certificates(s) found to be missing), and

(C) a power of attorney in such form and in favour of such person as the offeree may nominate to enable the offeree to exercise all rights of ownership in respect of the Leaver's A Ordinary Shares

6 8 **Completion**

The Board shall be able to determine such procedures, in addition to Article 6 7, as it sees fit in order to effect completion of the purchase of an A Ordinary Share pursuant to Article 6 5 and 6 6

6 9 **Drag along**

If a person or persons (not being a Connected Person of an Ordinary Shareholder or a holder, or a Connected Person of a holder, of B Ordinary Shares) (**"the Buyer"**) acquires in excess of 50% of the then issued Ordinary Shares (including for the avoidance of doubt the

Ordinary Shares resulting from the conversion of the B Ordinary Shares pursuant to Article 7) (the actual percentage being referred to as the "**Like Proportion**") on arms length terms the Buyer may by written notice to the Company served within 60 days of such acquisition require the Company as agent for the Buyer to serve notice on each A Ordinary Shareholder The Company shall serve such notices forthwith and for 28 days from the service of such notices the said A Ordinary Shareholders shall not be entitled to transfer the Like Proportion of their A Ordinary Shares to anyone except the Buyer

6 10 Completion of drag along

The Buyer shall have the right to buy such A Ordinary Shares and shall complete the purchase of the Like Proportion of such shares in respect of which notice has been given pursuant to Article 6 8 at the same time and no later than 21 days from the date of the serving of such notices The consideration shall be the Fair Price and shall be payable in full without any set off Any transfer pursuant to such notice shall not require the proposing transferor to give notice to any other shareholder The Directors shall not register any transfer to the Buyer and the Buyer shall not be entitled to exercise or direct the exercise of any rights in respect of any A Ordinary Shares to be transferred to the Buyer until in each case the Buyer has fulfilled all his obligations pursuant to this Article 6

6 11 Directors' authority

If in any case an A Ordinary Shareholder, on the expiry of 28 days from the service of notice pursuant to Article 6 8, shall not have transferred his Like Proportion to the person identified by the Buyer against payment of the price therefore, the Directors may authorise some person to execute and deliver on the A Shareholder's behalf any necessary transfer in favour of the Buyer and the Company shall receive the consideration in respect of such A Ordinary Shares and the Directors shall thereupon (subject to the transfer being duly stamped) cause the name of the Buyer (or the person identified by the Buyer) to be entered into the register of members as the holder of the relevant A Ordinary Shares The Company shall hold the consideration in trust for the transferor but shall not be bound to earn or pay interest thereon The receipt of the Company for the consideration shall be a good receipt for the price for the relevant A Ordinary Shares but the Buyer shall not be discharged from procuring that the Company applies the money in payment to the transferor which shall be made against delivery by the transferor of the certificate in respect of the relevant A Ordinary Shares or an indemnity in respect of the same After the name of the Buyer has been entered in the register of members in purported exercise of the aforesaid powers the validity of the proceedings shall not be questioned by any person

7. CONVERSION OF B ORDINARY SHARES

7 1 Conversion of B Ordinary Shares

The B Ordinary Shares will convert into, and shall be redesignated as, Ordinary Shares and Deferred Shares (if any) in accordance with the first to occur of the following

7 1 1 upon Admission, "X" number of B Ordinary Shares will convert to Deferred Shares and the remainder to Ordinary Shares, where X is calculated as follows

$$X = \frac{£162,000,000}{P}$$

10/74777679_7

where
P = offer price per Ordinary Share offered to institutional investors in connection with Admission expressed in pounds sterling

7 1 2 on one or more of the following occurring

(A) Nixon, together with his Connected Persons, ceasing to have a Controlling Interest in the Company,

(B) Nixon, together with his Connected Persons, ceasing to be economically interested in a Controlling Interest in the Company, and/or

(C) any transaction or series of transactions in which the Company, MSFG, any subsidiary of the Company or MSFG, Nixon or any Connected Person of Nixon disposes of, or enters into an agreement to dispose of share capital, business or assets of the Company (or any Holding Company thereof), MSFG or any subsidiary of the Company or MSFG, or rights in respect thereof or any kind of derivative referenced thereto (except pursuant to any mortgage, charge, debenture or other encumbrance granted by way of security), for consideration of £100,000,000 or greater, regardless of the structure or form of the transaction or transactions (except pursuant to an offering of the Company's issued share capital, or the establishment of a new Holding Company of the Company in accordance with the Articles and any Relevant Agreement, in connection with Admission) becoming unconditional,

"X" number of B Ordinary Shares will convert to Deferred Shares and the remainder to Ordinary Shares (such conversion to occur immediately prior to the completion of the relevant event referred to in Article 7 1 2(A) or 7 1 2(B) or 7 1 2(C) or upon the third Business Day following the independent third party valuer determining the fair equity value (whichever is the later) where X is calculated as follows

$$X = £162,000,000 \times \frac{N}{E + £162,000,000}$$

where
N = total number of Shares in issue at the time of the valuation conducted pursuant to Article 7 3, and
E = fair equity value of the Company as at the date the event in Article 7 1 2(A), 7 1 2(B) or 7 1 2(C) occurs, as determined by an independent third party valuer in accordance with Article 7 3,

save that, where Nixon, in his capacity as a B Ordinary Shareholder, accepts an offer from a third party independent of him to acquire more than 50 per cent of the Ordinary Shares (where such number of Ordinary Shares shall be deemed to include the number of Ordinary Shares resulting from the conversion of the B Ordinary Shares in accordance with the following formula), "X" B Ordinary Shares shall convert to Deferred Shares and the remainder to Ordinary Shares (such conversion to occur immediately prior to the completion of the independent

third party offer) without recourse to an independent third party valuer in accordance with the following formula

$$X = £162,000,000 \times \frac{N}{E + £162,000,000}$$

where $E = \frac{P}{Y}$

P = total price offered by third party, and

Y = the fraction of Ordinary Shares in the Company the subject of the offer,

7 1 3 upon the issue of Ordinary Shares by the Company for cash consideration in excess of £100,000,000 (in one or more arms length transactions and other than pursuant to an offering of the Company's issued share capital in connection with Admission or pursuant to the exercise of any warrants granted on arms' length terms to mezzanine lenders independent of Nixon in connection with the financing of the acquisition of part of Cameron's shareholding in MSFG), "X" B Ordinary Shares will convert to Deferred Shares and the remainder to Ordinary Shares, where "X" is calculated as follows

$$X = £162,000,000 \times \frac{N}{E + £162,000,000}$$

where

E = N x P,

N = Total number of shares in issue immediately prior to the transaction which causes the conversion in this Article 7 1 3 to occur, and

P= weighted average price per Ordinary Share of all Ordinary Shares issued which in aggregate trigger the conversion under this Article 7 1 3,

For the avoidance of doubt, any cash consideration received in connection with an issue of shares pursuant to, or in connection with, the MSFG Share Option Scheme shall not be taken into account in for the purposes of this Article 7 1 3,

7 1 4 prior to any issue of Ordinary Shares by the Company for non-cash consideration, the fair equity value of the Company's issued share capital (E) will be determined by an independent third party valuer in accordance with the remainder of this Article 7 1 4 and Article 7 3 as at the date immediately prior to, and taking no account of, the proposed issue provided that this Article 7 1 4 shall not apply where either (a) the Company reasonably believes that the market value of the Ordinary Shares proposed to be issued (in that transaction and when aggregated with any prior transactions where Ordinary Shares were issued for non-cash consideration) will not exceed £100,000,000, or (b) Cameron, in his capacity as an Ordinary Shareholder, waives the requirements of this Article 7 1 4 in writing The fair value of the shares proposed to be issued (F) shall be calculated as follows

$$F = E \times \frac{n}{N}$$

n= number of Ordinary Shares proposed to be issued

N= total number of shares in issue at date of valuation

and if F is greater than £100,000,000, "X" B Ordinary Shares will convert to Deferred Shares and the remainder to Ordinary Shares (such conversion to occur immediately prior to the issue of Ordinary Shares which triggers the conversion contained in this Article 7 1 4 or upon the third Business Day following the independent third party valuer determining the fair equity value (whichever is the later)), where "X" is calculated as follows

$$X = £162,000,000 \times \frac{N}{E + £162,000,000}$$

where
E = fair equity value of the Company's issued share capital immediately prior to, and taking no account of, the proposed issue of shares in question, as determined by an independent third party valuer in accordance with Article 7 3, and
N = total number of shares in issue at the date of valuation,

For the avoidance of doubt, the issue of shares by the Company to Cameron and Nixon pursuant to the Put and Call Option Agreement or to the other shareholders of MSFG on a one for one basis on or about the date of adoption of these Articles or the issue of shares in connection with any warrants granted on arms' length terms to mezzanine lenders independent of Nixon in connection with the financing of the acquisition of part of Cameron's shareholding in MSFG will not be taken into account in relation to this Article 7 1 4 and an issue of shares up to 5,364 pursuant to, or in connection with, the MSFG Share Option Scheme shall not be taken into account for the purposes of this Article 7 1 4,

7 1 5 on 16 May 2010, or on such earlier date (not being earlier than 16 November 2007) as Nixon, in his capacity as a B Ordinary Shareholder may irrevocably elect by giving notice to Cameron, in his capacity as an Ordinary Shareholder and the Company, and if the B Ordinary Shares have not previously converted as described above in this Article 7 1, an independent third party valuer shall be appointed to calculate the fair equity value of the Company in accordance with Article 7 3 as at that date and "X" B Ordinary Shares shall convert to Deferred Shares and the remainder to Ordinary Shares (such conversion to occur upon the third Business Day following the independent third party valuer determining the fair equity value), where "X" is calculated as follows

$$X = £162,000,000 \times \frac{N}{E + £162,000,000}$$

N = total number of shares in issue at the date of the valuation
E = fair equity value of the Company as determined by an independent third party valuer in accordance with Article 7 3

7 2 **Pro rated**

Where there is more than one holder of the B Ordinary Shares at the time of conversion of the B Ordinary Shares into Ordinary Shares and Deferred Shares in accordance with Article 7 1, the number of B Ordinary Shares which convert into Deferred Shares will be pro rated (as nearly as is practicable) across each holder of B Ordinary Shares

7 3 **Determination of equity value by independent third party valuer**

(A) Where required by Article 7 1 2, Article 7 1 4 or 7 1 5, the independent third party valuer shall be appointed by agreement between the Company, the Ordinary Shareholder(s) and the B Ordinary Shareholder(s) (the "**parties**") or, failing agreement within seven days as to such appointment, by the President for the time being of the Institute of Chartered Accountants in England and Wales on the application of any of the parties The independent third party valuer shall state in writing what is in his opinion the fair equity value of the Company as determined in accordance with this Article (being a single figure and not a range of valuations), and at the relevant date specified in Article 7 1 2, Article 7 1 4 or Article 7 1 5 (as applicable) and that value shall be the fair equity value of the Company for the purpose of Article 7 1 2, 7 1 4 or 7 1 5 (as applicable) In so stating his opinion the independent third party valuer shall be deemed to act as an expert and not as an arbitrator and, save in the case of fraud or manifest error, his determination shall be final and binding on all concerned For this purpose and subject to any restrictions contained in Article 7 1, the Company shall procure that the independent third party valuer is given all information in the Company's or MSFG's possession or control which he might reasonably require and expect to receive if he were proposing to purchase all of the issued share capital or substantially all of the business or assets of the Company from a willing vendor by private treaty and at arm's length, together with such information as any member of the Company may wish to provide to him and such other information as he may reasonably require The independent third party valuer shall be entitled to determine the procedure to be followed in arriving at his decision (in the absence of agreement by the parties) and to appoint legal or other advisers if appropriate The costs involved in the independent third party valuer's determination of the fair equity value of the Company (including the independent third party valuer's expenses and the costs of any advisers to the independent third party valuer) shall be borne by the Company

(B) The independent third party valuer must determine the fair equity value of the Company within 30 Business Days of his appointment and shall notify the Company of his determination without giving written reasons therefor

(C) The independent third party valuer shall value the entire capital of the Company at its "fair value" For these purposes, "fair value" is an estimate of the price a party would have received if it had sold all the shares in the Company on the date of transfer in an arm's length exchange on terms typically expected in such a transaction motivated by normal business considerations

(D) If any difficulty arises in determining the fair equity value then the independent third party valuer shall resolve that difficulty in such manner as he shall in his absolute discretion think fit

7 4 **Further Deferred Shares**

If an Excess Return (as that term is defined in a Relevant Agreement) is payable by the Company in accordance with a Relevant Agreement, "Z" further B Ordinary Shares, in addition to the "X" B Ordinary Shares which convert to Deferred Shares in accordance with Article 7 1 2 will convert to Deferred Shares at the same time as the conversion of X B Ordinary Shares and immediately prior to the conversion of the remaining B Ordinary Shares to Ordinary Shares pursuant to Clause 7 1 2, where Z is calculated as follows

$$Z = \frac{(\text{Excess Return} \times N)}{(\text{Purchaser Equity Value} + \text{Excess Return})}$$

Where

N = total number of the Company's B Ordinary Shares, A Ordinary Shares and Ordinary Shares (but, for the avoidance of doubt, excluding Deferred Shares) in issue following the conversion of B Ordinary Shares to Deferred Shares pursuant to Article 7 1 and prior to the adjustment performed pursuant to the above calculation, and

Purchaser Equity Value = pro forma equity value of the Company following the conversion of B Ordinary Shares to Ordinary Shares and Deferred Shares pursuant to Article 7 1 and assuming the payment of the Excess Return (as that term is defined in a Relevant Agreement) has been made by the Company

7 5 **General provisions relating to conversion**

Where B Ordinary Shares are converted into, and redesignated as, Ordinary Shares and Deferred Shares pursuant to this Article 7, the Ordinary Shares arising on such conversion and redesignation shall rank pari passu with the Ordinary Shares then in issue and fully paid up and shall entitle the Ordinary Shareholders to all dividends and other distributions declared, made or paid on the Ordinary Shares by reference to any record date occurring after the date of conversion Upon the date of conversion, each holder of B Ordinary Shares shall deliver to the Company at its registered office the certificates for his B Ordinary Shares (or an indemnity in favour of the Company in a form satisfactory to the Company in the case of any such certificates(s) found to be missing) and upon such delivery there shall be issued to him certificates for the numbers of Ordinary Shares and Deferred Shares resulting from the conversion and redesignation

8. ISSUE OF SHARES

8 1 **Pre-emption on issues for cash**

Subject to the provisions of Articles 8 7 and 8 9, any shares in the capital of the Company which are unissued from time to time shall be available for issue as Ordinary Shares only and shall, where they are to be issued for cash only, be offered to the Ordinary Shareholders and A Ordinary Shareholders in proportion, as nearly as may be, to their holdings of Ordinary Shares or A Ordinary Shares respectively except that for the purposes of calculating the number and holdings of Ordinary Shares and the identity of Ordinary Shareholders, the B Ordinary Shares (if any) shall be deemed to amount to

8 1 1 45,000 Ordinary Shares, or

8 1 2 such other number of Ordinary Shares as agreed in writing by Nixon and Cameron,

provided that, if either Nixon or Cameron so elect in writing, the number of B Ordinary Shares (if any) shall be deemed to amount to such number of Ordinary Shares resulting from a hypothetical conversion of the B Ordinary Shares into Deferred Shares and Ordinary Shares as calculated in accordance with Article 7 1 5 as at the date of the proposed issue provided that the independent third party valuer does not take into account the proposed issue of Ordinary Shares pursuant to this Article 8 1

8 2 **Procedure for offering**

The offer referred to in Article 8 1 shall be made by notice specifying the number of Ordinary Shares, the proportionate entitlement of the relevant member, the price per share and limiting a period (not being less than 10 days) within which the offer, if not accepted, will be deemed to be declined After the expiration of such time the directors shall offer the Ordinary Shares which have been declined or are deemed to have been declined to the persons who have within the said period accepted all the Ordinary Shares offered to them Such further offer shall be on the same terms as the first offer (except that in such subsequent offer the proportionate entitlement of the offeree will be proportional to the total shareholdings of all offerees) and shall invite each of the holders to state in writing within a period of not less than 10 days whether he is willing to take any, and if so what maximum number of the Ordinary Shares so offered

8 3 **Allotment of shares after offers**

At the expiration of the time limited by the notice or notices given pursuant to Article 8 2 the directors shall allot the Ordinary Shares so offered to or amongst the members who have notified their willingness to take all or any of such Ordinary Shares in accordance with the terms of the relevant offer No member shall be obliged to take more than the maximum number of Ordinary Shares he has indicated his willingness to take The directors shall make such arrangements as they shall think fit concerning entitlements to fractions, overseas shareholders and shareholders unable by law or regulation to receive or accept any offer pursuant to this Article 8

8 4 **Third party subscribers**

The Directors will have the discretion to offer any Ordinary Shares not taken up by Shareholders pursuant to Article 8 2 to any third party at a price no less than and otherwise on terms no more favourable than that at which those Ordinary Shares were offered to Shareholders, and on any other same terms, pursuant to Article 8 2

8 5 **Disapplication of statutory pre-emption provisions**

Sections 89 and 90 of the Act shall not apply to the allotment of equity securities by the Company

8 6 **No renunciation of allotment**

No Ordinary Shares shall be allotted on terms that the right to take up the Ordinary Shares allotted may be renounced in favour of, or assigned to, another person and no person entitled to allotment of an Ordinary Share may direct that such share may be allotted or issued to any other person

8 7 **Waiver or variation**

With the prior written approval of all the Ordinary Shareholders, the B Ordinary Shareholders (if any) and A Ordinary Shareholders, any of the restrictions or other provisions of this Article 8 may be waived or varied by the directors at a meeting of the Board in relation to any proposed issue of shares

8 8 **Exceptions**

The pre-emption rights contained in this Article 8 shall not apply to the issue of any Shares by the Company

8 8 1 in connection with Admission,

8 8 2 pursuant to the MSFG Share Option Scheme in respect of up to 5,364 Ordinary Shares or pursuant to any employee share scheme adopted by the Company pursuant to which any issue or grant under such scheme is conditional upon Admission, or

8 8 3 in connection with the exercise of any warrants granted to mezzanine lenders independent of Nixon in connection with the financing of the acquisition of part of Cameron's shareholding in MSFG

8 9 **Issues other than for cash consideration**

Any issue of shares in the capital of the Company other than for cash consideration shall be made only to (i) persons independent of the Ordinary Shareholders and B Ordinary Shareholders (at the time of the proposed issue) and shall be made only on arms' length terms or (ii) to Cameron and Nixon in accordance with the terms of the Put and Call Option Agreement or to other shareholders of MSFG on a one for one basis in each case such issue to be on or about the date of adoption of these Articles

9. **LIEN AND FORFEITURE**

9 1 **Lien to attach to all shares**

In Regulation 8 of Table A the words "(not being a fully paid share)" shall be omitted The lien conferred by Regulation 8 of Table A shall attach to all shares registered in the name of any person indebted or under liability to the Company (or in the name of the nominee or bare trustee for any such person) whether he is the sole registered holder thereof or one of two or more joint holders and shall include a lien in respect of any such indebtedness or liability Regulation 8 shall be modified accordingly

9 2 **Pre-emption on enforcement**

All shares to be sold in the enforcement of the Company's lien or rights of forfeiture shall be offered in accordance with Article 7 3 as if they were unissued shares of the Company Regulations 9 and 20 of Table A shall be modified accordingly

10. TRANSFER OF SHARES

10 1 Shares

The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register the transfer of an Ordinary Share or a B Ordinary Share, whether or not it is fully paid and the first sentence of Regulation 24 shall not apply to the Company provided that this Article 10 1 will cease to have effect upon the conversion of the B Ordinary Shares into Ordinary Shares and Deferred Shares occurring in accordance with Article 7, following which the Directors may only refuse to register a transfer of a share which is not fully paid

10 2 A Ordinary Shares

The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register the transfer of an A Ordinary Share, whether or not it is fully paid and the first sentence of Regulation 24 shall not apply to the Company

11. CLASS MEETINGS AND VARIATION OF RIGHTS

11 1 Class meetings

Except as otherwise provided by these Articles, the provisions of these Articles relating to general meetings shall apply, with necessary modifications, to any meeting of the holders of shares of a class held otherwise than in connection with the variation or abrogation of the rights attached to shares of that class

11 2 Variation of rights

All or any of the special rights or privileges for the time being attached to any share or class of shares in the capital of the Company (notwithstanding that the Company may be or be about to be in liquidation) may, either with the prior consent in writing of the holders of not less than three-fourths of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of shares of the class duly convened and held as hereinafter provided (but not otherwise), be varied or abrogated To every such separate meeting the provisions of these Articles with respect to notice of and proceedings at general meetings shall mutatis mutandis apply, but so that the requisite quorum shall be two persons (or if there is only one person who holds the issued shares of the class, such person), present in person, by proxy or by corporate representative, holding or representing not less than one-third of the issued shares of the class (and so that if at any meeting of such holders adjourned pursuant to Regulation 41 a quorum as above defined is not present those members who are present shall be a quorum) and that any holder of shares of the appropriate class, present in person, by proxy or by corporate representative and entitled to vote, may demand a poll

12. PROCEEDINGS AT GENERAL MEETINGS

12 1 Quorum

No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business and remains present during the transaction of business One person entitled to vote upon the business to be transacted, being a member or a proxy for a member or a duly authorised representative of a

corporation, and holding or representing not less than one-third of the issued shares carrying voting rights shall be a quorum If at any adjourned meeting which has been so adjourned pursuant to Regulation 41 a quorum is not present within half an hour of the time appointed for the adjourned meeting the meeting will be dissolved Regulation 41 will be construed accordingly

12 2 **Poll**

A poll may be demanded at any general meeting by the chairman or any member present in person, by proxy or by corporate representative and entitled to vote Regulation 46 of Table A shall be modified accordingly

12 3 **Signed resolutions**

A resolution executed or approved in writing by or on behalf of the holders of all the issued Ordinary Shares and B Ordinary Shares (if any) entitled to vote thereon shall be as valid and effective for all purposes as a resolution passed at a general meeting duly convened and held and may consist of several documents in the like form, each executed by or on behalf of one or more persons In the case of a corporation the resolution may be signed on its behalf by a director or the secretary thereof or by its duly appointed attorney or duly authorised representative

13. VOTES OF MEMBERS

13 1 **Votes of members**

Subject to any special rights, privileges or restrictions attached to any shares forming part of the capital of the Company, at any general meeting of the Company on a show of hands every member who (being an individual) is present in person or by proxy (not being himself a member) or (being a corporation) is present by proxy or by a representative duly authorised under section 375 of the Act (not being himself a member) shall have one vote, and on a poll every member present in person, by representative or by proxy shall have one vote for every share of which he is the holder

13 2 **No casting vote of chairman**

In the case of an equality of votes at a general meeting of the Company, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to any other vote he may have

14. DIRECTORS

Unless otherwise determined by ordinary resolution, the number of directors shall be not less than two and there shall be no limit on the maximum number of directors

15. APPOINTMENT OF DIRECTORS

15 1 **Appointment**

No person shall be appointed a director at any general meeting unless either

15 1 1 he is recommended by a majority of the directors, or

15 1 2 not less than 14 nor more than 35 clear days before the date appointed for the general meeting, notice signed by a Shareholder entitled to attend and vote at the general meeting has been given to the Company stating the intention to propose that person for appointment, and such notice shall be signed by such person indicating his willingness to be appointed

15 2 **Appointment in general meeting**

Subject to Article 15 1, the Company may by ordinary resolution in general meeting appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director

15 3 **Vacancy**

The directors may appoint a person who is willing to act as a director either to fill a vacancy or as an additional director

16. NO ROTATION

The directors shall not be liable to retire by rotation

17. ALTERNATE DIRECTORS

17 1 **Appointment and removal**

Any director (other than an alternate director) may from time to time appoint any other director or any person to be an alternate director of the Company, and may at any time remove any alternate director so appointed by him from office, and appoint another person approved as aforesaid in his place Any appointment of an alternate director may provide for two or more persons in the alternative to act as an alternate director

17 2 **Notice of appointment or removal**

Any such appointment or removal shall be by notice to the Company signed by the director making or revoking the appointment and shall take effect upon service on the Company at its registered office or in any other manner approved by the directors

17 3 **Cessation of appointment**

An alternate director shall ipso facto cease to be an alternate director if his appointor ceases for any reason to be a director

17 4 **Functions of alternate director**

An alternate director shall (subject to his giving to the Company an address within the United Kingdom at which notices may be served on him) be entitled to receive notices of all meetings of directors, and to attend, to be counted in the quorum for and to vote as a director (with the same designation as the director appointing him) at any such meeting at which the director appointing him is not personally present and generally to perform all functions of his appointor as a director in the absence of such appointor including, without prejudice to the generality of the foregoing, power to sign any resolution pursuant to Article 22 3

17 5 **Voting rights cumulative**

A director acting as alternate shall have an additional vote at meetings of the Board for each director for whom he acts as alternate but he shall only count as one person for the purpose of determining whether a quorum is present

17 6 **Alternate director responsible for own acts**

An alternate director shall be deemed to be an officer of the Company and shall alone be responsible for his own acts and defaults and the director so appointing him shall not be responsible for the acts and defaults of an alternate director so appointed

17 7 **Remuneration**

The remuneration of any such alternate director shall be payable out of the remuneration payable to the director appointing him and shall consist of such part (if any) of the last mentioned remuneration as may be agreed between the alternate director and the director appointing him

17 8 **Power to act**

Save as otherwise provided in these Articles, an alternate director shall not have power to act as a director nor shall he be deemed to be a director for the purposes of these Articles

18. NO SHARE QUALIFICATION

Neither a director nor an alternate director shall require a share qualification but nevertheless shall be entitled to attend and speak at any general meeting of the Company and at any separate meeting of the holders of any class of shares of the Company

19. DIRECTORS' INTERESTS

A director (including an alternate director) who has duly declared his interest therein to the Board pursuant to section 317 of the Act may vote as a director in regard to any contract or arrangement in which he is interested or upon any matter arising therefrom, and if he so votes his vote shall be counted, and he shall be counted in the quorum when any such contract or arrangement is under consideration

20. VACATION OF OFFICE

Without prejudice to the provisions of Article 155, the office of a director shall be vacated

(A) if by notice in writing to the Company he resigns the office of director,

(B) if he shall for more than 6 consecutive months have been absent without permission of the Board from meetings of the Board held during that period, unless he shall have appointed an alternate director who has not been similarly absent during such period,

(C) if he appears unable to pay a debt which is payable immediately or to have no reasonable prospect of paying a debt which is not immediately payable in either case within the meanings given to such expressions in section 268 of the Insolvency Act 1986,

(D) if he is subject to an interim order under section 252 of the Insolvency Act 1986 or enters into a voluntary arrangement within the meaning given in section 253 of that Act,

(E) if he is prohibited from being or is disqualified as a director by an order made under any provision of the Insolvency Act 1986 or the Company Directors Disqualification Act 1986,

(F) if he is, or may be, suffering from mental disorder and either

(A) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1960, or

(B) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs, or

(G) if he is removed from office under section 303 of the Act

21. NO AGE LIMIT

Unless and until otherwise determined by the Company by ordinary resolution, either generally or in any particular case, no director shall vacate or be required to vacate his office as a director on or by reason of his attaining or having attained the age of seventy, and any person proposed to be appointed a director shall be capable of being appointed as a director notwithstanding that he has attained the age of seventy, and no special notice need be given of any resolution for the appointment as a director of a person who shall have attained the age of seventy, and it shall not be necessary to give to the members notice of the age of any director or person proposed to be so appointed

22. PROCEEDINGS OF DIRECTORS

22 1 Quorum

The quorum necessary for the transaction of the business of the Board shall be two directors A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum

22 2 Regulation of meetings

The directors may adjourn and otherwise regulate their meetings as they think fit Questions arising at any meeting shall be decided by a majority of votes and in the case of an equality of votes no person shall have a second or casting vote A director may, and the secretary on the requisition of a director shall, at any time summon a meeting of the Board

22 3 Signed resolutions

A resolution executed or approved in writing by all the directors shall be as valid and effective for all purposes as a resolution passed at a meeting of the Board duly convened and held and may consist of several documents in the like form, each signed by one or

more of the directors A resolution signed by an alternate director need not also be signed by his appointor and, if it is signed by a director who has appointed an alternate director, it need not be signed by the alternate director in that capacity

22 4 **Delegation to committees**

The directors may delegate any of their powers to a committee consisting of at least two directors No committee shall be entitled to transact any business which the Board would not be entitled to transact, and the provisions of these Articles with respect to the regulation of meetings of the Board shall apply, mutatis mutandis, to meetings of any committee

22 5 **Meetings by Conference Facilities**

A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able

(A) to hear each of the other participating directors addressing the meeting, and

(B) if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this Article 22 5 is adopted or developed subsequently) or by a combination of such methods A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting

23. NOTICES

Regulation 112 shall apply to the Company as if the words ", or an address to which notices may be sent using electronic communications," were deleted

24. INDEMNITY

Subject to the provisions of the Act, the Company may

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company, and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company

For the purposes of this article, "associated company" has the same meaning as in section 309A of the Act

PRECIS (2682) LIMITED (the "Company")

(COMPANY NUMBER 6160943)

WRITTEN RESOLUTION OF THE SOLE MEMBER OF THE COMPANY

IN LIEU OF A GENERAL MEETING

PASSED ON 18 JUNE 2007

SIMON NIXON, the sole member of the Company entitled to attend and vote at a general meeting hereby resolves:-

1. **THAT** the name of the Company be changed to 'Moneysupermarket.com Group Limited';

2. **THAT** the Memorandum of Association be amended to reflect the change of name of the Company; and

3. **THAT** the Articles of Association be amended to reflect the change of name of the Company.

....

Simon Nixon

10/8562083_1

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 6160943

The Registrar of Companies for England and Wales hereby certifies that

PRECIS (2682) LIMITED

having by special resolution changed its name, is now incorporated under the name of

MONEYSUPERMARKET.COM GROUP LIMITED

Given at Companies House, London, the 25th June 2007

WE HEREBY CERTIFY
THIS TO BE A TRUE AND
ACCURATE COPY OF
THE ORIGINAL
Herbert Smith LLP
HERBERT SMITH LLP
Exchange House
Primrose Street
London EC2A 2HS
Date 28 June 2007

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House
— for the record —

M

CHFP025

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

*insert full name of Company

Particulars of a mortgage or charge

395

A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge.

Pursuant to section 395 of the Companies Act 1985

ACCOUNT 4
28 JUN 2007
RECEIVED

To the Registrar of Companies
(Address overleaf - Note 6)

For official use	Company number
	6160943

Name of company

* Precis (2682) Limited (the "Chargor")

Date of creation of the charge

31 May 2007

Description of the instrument (if any) creating or evidencing the charge (note 2)

Security Agreement (the "Security Agreement") dated 31 May 2007 and made between the Chargor (1), and the Security Trustee (as defined below) (2).

Amount secured by the mortgage or charge

Please see attached Rider 1.

RECEIVED

Names and addresses of the mortgagees or persons entitled to the charge

Lloyds TSB Bank plc, Loans Administration, Bank House, Wine Street, Bristol as Security Trustee for the Secured Parties (as defined herein) (the "Security Trustee")

Postcode BS1 2AN

Please return via CH London Counter

Presentor's name address and reference (if any) Ref: EDR
CMS Cameron McKenna LLP
Mitre House
160 Aldersgate Street
London
EC1A 4DD

22128048

Time critical reference

For official Use (06/2005)
Mortgage Section | Post room

FRIDAY
LD3 08/06/2007 354
COMPANIES HOUSE

Short particulars of all the property mortgaged or charged

Please see attached Rider 2

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

Particulars as to commission allowance or discount (note 3)

None

A fee is payable to Companies House in respect of each register entry for a mortgage or charge (See Note 5)

Signed CMS Cameron McKenna LLP Date 8/6/07

On behalf of [redacted] [mortgagee/chargee] †

† delete as appropriate

Notes

1 The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395) If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398) A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the Registrar The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No 398 is submitted

2 A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage", or "Legal charge", etc, as the case may be, should be given

3 In this section there should be inserted the amount or rate per cent of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his,
(a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or
(b) procuring or agreeing to procure subscriptions, whether absolute or conditional,
for any of the debentures included in this return The rate of interest payable under the terms of the debentures should not be entered

4 If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet

5 A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge Cheques and Postal Orders must be made payable to **Companies House.**

6 The address of the Registrar of Companies is Companies House, Crown Way, Cardiff CF14 3UZ

RIDERS TO FORM 395

Company: **Precis (2682) Limited**

Company No: **6160943**

Amount secured by mortgage or charge

Rider 1

1 All present and future indebtedness, monies, obligations and liabilities of the Chargor and each other member of the Group to the Finance Parties under the Finance Documents (including the Security Agreement), in whatever currency denominated, whether actual or contingent and whether owed jointly or severally or as principal or as surety or in some other capacity, including any liability in respect of any further advances made under the Finance Documents, together with all Expenses (as defined below) and all interest (the "**Secured Liabilities**"),

2 Interest on any amounts due under Paragraph 1 above from day to day until full discharge (whether before or after judgment, liquidation, winding-up or administration of the Chargor) at the rate and in the manner specified in Clause 11 8 of the Facilities Agreement (as defined below), provided that, in the case of any Expense, such interest shall accrue and be payable as from the date on which the relevant Expense arose without the necessity for any demand being made for payment

3 The amount recoverable under Clause 18 3 of the Security Agreement, being the amount of the obligations of any Chargor or any security for those obligations or otherwise in respect of which any discharge is given, or any arrangement which is made in whole or in part on the faith of any payment, security or other disposition which is avoided or must be restored on insolvency, liquidation or otherwise

4 All costs incurred by any Receiver (as defined below) in carrying out such acts or doing such things as he is empowered to do under Clause 11 of the Security Agreement, including the costs of appointing and discharging managers, officers, agents, advisers, accountants, servants, workmen, contractors, surveyors, architects, lawyers and others for the purposes of the Security Agreement upon such terms as to remuneration or otherwise as he thinks fit and discharging any such persons appointed by the Chargor, together with interest at the rate specified in Paragraph 2 above from the date of payment by the Security Trustee until reimbursed (after as well as before any judgment))

5 An indemnity for the benefit of the Security Trustee and every Receiver and Delegate (as defined below), notwithstanding the release or discharge of all or any part of the security constituted by the Security Agreement, against any cost, loss, liability or damage incurred by any of them as a result of

(a) any default or delay by the Chargor in the performance of any of its obligations in the Security Agreement,

(b) the taking, holding, protection or enforcement of the security constituted by the Security Agreement, and

(c) the exercise of any of the rights, powers, discretions and remedies vested in the Security Trustee and each Receiver and Delegate by the Security Agreement or by law in respect of the Security Assets (as defined below)

Company: **Precis (2682) Limited**

Company No: **6160943**

Short Particulars of all property mortgaged or charged

Rider 2:

The Chargor, as security for the payment, performance and discharge of all the Secured Liabilities, charges in favour of the Security Trustee (as trustee for the Secured Parties)

1 By way of a first legal mortgage all of the Chargor's right, title and interest in and to the freehold, commonhold and leasehold property now vested in it, including, but not limited to the properties set out in Schedule 1 (*Real Property*) to the Security Agreement (other than any subject to an Exclusion unless and until the same is Satisfied)

2 By way of first fixed charge all of the Chargor's right, title and interest in and to the following assets, both present and future

(a) ***Other real property*** - all estates or interests in any freehold, commonhold or leasehold property (other than such property effectively mortgaged under Paragraph 1 above or subject to an Exclusion unless and until the same is Satisfied),

(b) ***Licences on land*** - all licences held by it to enter upon or use land and/or to carry on the business carried on upon that land and all agreements relating to land to which it is a party or otherwise entitled,

(c) ***Rights as tenant*** – where any Mortgaged Property (as defined below) is leasehold property, any right or interest arising by virtue of any enfranchising legislation (including, but not limited to, the Leasehold Reform Act 1967 and the Leasehold Reform Housing and Urban Development Act 1993 but excluding Part II of the Landlord and Tenant Act 1954) which confers upon a tenant of property whether individually or collectively with other tenants of that or other properties the right to acquire a new lease of that property or to acquire, or require the acquisition by a nominee of, the freehold or any intermediate reversionary interest in that property,

(d) ***Rental income*** - any amounts owing to it by way of rent, licence fee, service charge, dilapidations, ground rent and/or rent charge in respect of any Mortgaged Property or Premises (as defined below);

(e) ***Fixed or other plant and machinery*** - all fixed and other plant and machinery, computers, vehicles, office equipment and other chattels in its ownership or possession (but excluding any of those items to the extent that they are part of its stock in trade),

(f) ***Insurances*** - all Insurances (as defined below), including all claims, the proceeds of all claims and all returns of premium in connection with Insurances,

(g) ***Book debts*** - all book debts and all other debts or monetary claims (including all choses in action which may give rise to a debt or monetary claim), all proceeds thereof and, in each case, any cheque, bill, note, negotiable instrument or other document representing the same;

(h) ***Bank accounts and deposits*** - all moneys from time to time deposited in or standing to the credit of any bank account with the Security Trustee or any other bank or financial institution (including, without limitation, any rent deposit given to secure liabilities in relation to land and any retention or similar sum arising out of a construction contract or any other contract (and, in each case, any cheque, bill, note, negotiable instrument or other document representing the same)),

(i) ***Securities*** - all Securities and their Related Rights (as defined below),

(j) ***Goodwill and uncalled capital*** – all of its goodwill and uncalled capital,

(k) ***Intellectual property*** - all Intellectual Property (as defined below);

(l) ***Business licences*** - all licences, consents and authorisations (statutory or otherwise) held in connection with its business or the use of any Security Asset and the right to recover and receive all compensation which may be payable in respect of them,

(m) ***Contracts*** – except where they are subject to an Exclusion unless and until the same is Satisfied, each of the Specified Contracts (as defined below), together with

 (i) all contracts, guarantees, appointments, warranties and other documents to which it is a party or in its favour or of which it has the benefit relating to any letting, development, sale, purchase or the operation of any Mortgaged Property or Premises, and

 (ii) any currency or interest swap or any other interest or currency protection, hedging or financial futures transaction or arrangement entered into by it or of which it has the benefit (whether entered into with any of the Finance Parties or any other person),

including, in each case, but without limitation, the right to demand and receive all moneys whatsoever payable to or for its benefit under or arising from any of them, all remedies provided for in any of them or available at law or in equity in relation to any of them, the right to

compel performance of any of them and all other rights, interests and benefits whatsoever accruing to or for its benefit arising from any of them

3. By way of a first floating charge all of the Chargor's undertaking and all its other property, assets and rights whatsoever, all the stock in trade of the Chargor and the property, assets and rights not otherwise validly and effectively mortgaged, charged or assigned (whether at law or in equity) by way of fixed security pursuant to Paragraphs 1 and 2 above The provisions of paragraph 14 of Schedule B1 to the Insolvency Act 1986 shall apply to such floating charge

NB: The Security Agreement contains the following provisions:

(A) The Security Trustee may by notice in writing at any time to the Chargor convert the floating charge created by the Chargor pursuant to Paragraph 3 above with immediate effect into a fixed charge (either generally or specifically) as regards any assets of the Chargor specified in the notice (but in respect of sub-paragraph (b) below in respect of the material part of the Security Assets that may be in jeopardy or in danger only) if

(a) an Event of Default (as defined below) occurs and remains continuing, or

(b) the Security Trustee considers, in good faith and acting reasonably, that a material part of the Security Assets may be in jeopardy or in danger of being seized or sold pursuant to any form of legal process or that it is desirable to do so in order to protect or preserve the security constituted by the Security Agreement

(B) Notwithstanding Paragraph A above and without prejudice to any law which may have a similar effect, each floating charge created by Paragraph 3 above will automatically be converted (without notice) with immediate effect into a fixed charge as regards all of the undertaking and assets subject to that floating charge if

(a) the Chargor creates or attempts to create any Security over any of the Security Assets (except as expressly permitted by the terms of the Facilities Agreement or the Security Agreement),

(b) any person levies or attempts to levy any distress, execution or other process against any of the Security Assets, or

(c) a resolution is passed or an order is made for the winding-up, dissolution, administration or re-organisation (except where such re-organisation is a transaction permitted under the Facilities Agreement) of the Chargor

NB The Security Agreement also contains provisions whereby:

(A) The Chargor shall not

1. create or extend or permit to arise or subsist any Security or Quasi-Security over the whole or any part of the Security Assets, except as expressly permitted by the terms of the Facilities Agreement or with the prior written consent of the Security Trustee.

2 (and shall not agree to) sell, factor, discount, transfer, assign, lease or otherwise dispose of the whole or any part of the Security Assets (whether in a single transaction or in a series of transactions whether related or not), except for any disposal in the ordinary course of trading (as conducted by the Chargor at the date of the Security Agreement) of any Security Asset which is subject only to the floating charge created by Paragraph 3 above or except as expressly permitted by the terms of the Facilities Agreement or the Security Agreement

(B) The Chargor shall, at its own expense, take whatever action the Security Trustee or any Receiver may reasonably require for

1 preserving, perfecting or protecting any Security Asset or the security constituted or intended to be constituted by the Security Agreement over any Security Asset,

2 facilitating the realisation of any Security Asset when the Security Trustee is entitled to do so under the terms of any Finance Document, and/or

3 facilitating the exercise of all rights, powers and remedies of the Security Trustee or any Receiver or Delegate provided by or pursuant to the Security Agreement or by law in respect of any Security Asset when the Security Trustee is entitled to do so under the terms of any Finance Document,

including, without limitation, the execution of any transfer, conveyance, assignment or assurance of all or any of the assets forming part of, or intended to form part of, the Security Assets (whether to the Security Trustee or to its nominee(s)) and the giving of any notice, order or direction and the making of any registration which, in any such case, the Security Trustee may think expedient.

SCHEDULE OF DEFINITIONS AND INTERPRETATION

1. All defined terms and expressions used in this Form M395 shall, if not otherwise defined, have the following meanings and any terms not herein defined shall have the meaning given to such term in the Security Agreement:

"Accession Letter" a document substantially in the form set out at Schedule 6 (*Form of Accession Letter*) to the Facilities Agreement,

"Agent" Lloyds TSB Bank plc as agent of the other Finance Parties;

"Ancillary Document" each document relating to or evidencing the terms of any ancillary facility made available in accordance with the Facilities Agreement,

"Arranger" Lloyds TSB Bank plc and The Governor and Company of the Bank of Ireland as mandated lead arrangers (whether acting individually or together),

"Compliance Certificate" a certificate substantially in the form set out at Schedule 9 (*Form of Compliance Certificate*) to the Facilities Agreement,

"Delegate" any person appointed by the Security Trustee or any Receiver pursuant to Clause 12 2 (*Delegation*) of the Security Agreement and any person appointed as attorney of the Security Trustee and/or any Receiver or Delegate,

"Exclusion" a legal, valid and binding restriction in respect of any asset held by the Chargor which either precludes absolutely the creation of Security over that asset or requires the prior consent of any third party (other than any member of the Group) to the creation of Security over that asset, breach of which restriction would materially impair or destroy property or other rights of the Chargor in relation to or in connection with that asset,

"Expenses" all costs (including legal fees), charges, expenses and damages sustained or incurred by the Security Trustee or any Receiver or Delegate at any time in connection with the Security Assets or the Secured Liabilities or in taking, holding or perfecting the Security Agreement or in protecting, preserving, defending or enforcing the security constituted by the Security Agreement and/or in exercising any rights, powers or remedies provided by or pursuant to the Security Agreement (including any right or power to make payments on behalf of the Chargor under the terms of the Security Agreement) or by law in each case on a full indemnity basis,

"Facilities Agreement": the facilities agreement dated 31 May 2007 and made between (1) the Chargor, (2) the Original Borrowers (as defined therein), (3) the Original Guarantors (as defined therein), (4) Lloyds TSB Bank plc and The Governor and Company of the Bank of Ireland as mandated lead arrangers, (5) the financial institutions listed in Part II of Schedule 1 thereto as Original Lenders and (5) Lloyds TSB Bank plc in its capacity as Agent for the other Finance Parties and Security Trustee for the Secured Parties,

"Fee Letter": the arrangement fee letter dated 31 May 2007 between the Arranger and the Chargor and the agency fee letter dated 31 May 2007 between the Agent and the Chargor Limited;

"Finance Documents": the Facilities Agreement, the Mandate Letter, any Accession Letter, any Ancillary Document, any Compliance Certificate, any Fee Letter, any Hedging Agreement, any Resignation Letter, any Selection Notice, any Transaction Security Document, any Utilisation Request and any other document designated as a "Finance Document" by the Agent and the Chargor,

"Finance Parties": the Agent, the Arranger, a Lender, a Hedge Counterparty or any Ancillary Lender (in each case under the Facilities Agreement) and the Security Trustee,

"Financial Indebtedness" has the meaning given to that term in the Facilities Agreement;

"Group": the Chargor, Moneysupermarket com Financial Group Limited and each of their respective Subsidiaries for the time being,

"Hedging Agreement": any master agreement, confirmation, schedule or other agreement in agreed form entered into or to be entered into by the Chargor and a hedge counterparty for the purpose of hedging interest rate liabilities in accordance with the Facilities Agreement,

"Insurances" all of the contracts and policies of insurance or assurance (including, without limitation, life policies and the proceeds of them) from time to time taken out by or for the benefit of the Chargor or in which the Chargor from time to time has an interest, together with all bonuses and other moneys, benefits and advantages that may become payable or accrue under them or under any substituted policy,

"Intellectual Property"

(a) all patents, trademarks, service marks, design rights and all other registered or unregistered intellectual property rights,

(b) any applications for intellectual property rights and the benefit of any priority dates attaching to such applications and all benefits deriving from intellectual property rights, including royalties, fees, profit sharing agreements and income from licences,

(c) all copyrights (including rights in software), source codes, brand names and other similar intellectual property rights,

(d) all know-how, confidential information and trade secrets, and

(e) all physical material in which any intellectual property might be incorporated,

including, without limitation, any of the same specified in Schedule 2 *(Specified Intellectual Property)* of the Security Agreement,

"Mandate Letter" means the letter dated 18 May 2007 between the Arranger, the Chargor and Simon Nixon,

"Mortgaged Property" any freehold, commonhold or leasehold property the subject of the security constituted by the Security Agreement and references to any **"Mortgaged Property"** shall include references to the whole or any part or parts of it,

"Premises": all buildings and erections from time to time situated on or forming part of any Mortgaged Property,

"Quasi-Security": a transaction whereby an Obligor under the Facilities Agreement or any other member of the Group

(a) sells, transfers or otherwise disposes of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor under the Facilities Agreement or any other member of the Group;

(b) sells, transfers or otherwise disposes of any of its receivables on recourse terms,

(c) enters into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(d) enters into any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset;

"Receiver" a receiver, receiver and manager or administrative receiver of the whole or any part or parts of the Security Assets,

"Related Rights". in relation to the Securities, all dividends, interest, benefits, property, rights, accretions, moneys, advantages, credits, rebates, refunds (including rebates and refunds in respect of any tax, duties, imposts or charges) and other distributions paid or payable in respect of the Securities, whether by way of bonus, capitalisation, conversion, preference, option, substitution, exchange, redemption or otherwise,

"Resignation Letter": a letter substantially in the form set out in Schedule 8 (*Form of Resignation Letter*) of the Facilities Agreement,

"Satisfied" in relation to an Exclusion, the legal, valid and binding satisfaction or removal of that Exclusion as a result of the granting of consent by, or the agreement of, all relevant third parties,

"**Secured Parties**" each Finance Party from time to time party to the Facilities Agreement and any Receiver or Delegate,

"**Securities**": all stocks, shares, loan notes, bonds, certificates of deposit, depository receipts, loan capital indebtedness, debentures or other securities from time to time legally or beneficially owned by or on behalf of the Chargor, including, without limitation, any of the same specified in Schedule 3 *(Specified Securities)* of the Security Agreement, together with all property and rights of the Chargor in respect of any account held by or for it as participant, or as beneficiary of a nominee or trustee participant, with any clearance or settlement system or depository or custodian or sub-custodian or broker in the United Kingdom or elsewhere,

"**Security Assets**" all the assets of the Chargor which from time to time are the subject of any security created or expressed to be created in favour of the Security Trustee by or pursuant to the Security Agreement (including, for the avoidance of doubt, any assets subject to an Exclusion),

"**Security**": a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect, and

"**Selection Notice**": a notice substantially in the form set out in Part II of Schedule 3 (*Requests*) of the Facilities Agreement, given in accordance with Clause 12 (*Interest Periods*) of the Facilities Agreement,

"**Specified Contracts**" the Shareholders' Agreement made between the Chargor, Duncan Cameron and Simon Nixon dated 17 May 2007, and the Put and Call Share Option Agreement made between the Chargor, Duncan Cameron and Simon Nixon dated 17 May 2007,

"**Subsidiary**" a subsidiary within the meaning of Section 736 of the Companies Act 1985,

"**Transaction Security Document**" the Security Agreement and any document required to be delivered to the Agent under paragraph 10 of Part II of Schedule 2 (Conditions Precedent) of the Facilities Agreement together with any other document entered into by any Obligor under the Facilities Agreement creating or expressed to create any Security over all or any part of its assets in respect of the obligations of any of such Obligors under any of the Finance Documents, and

"**Utilisation Request**": a notice substantially in the relevant form set out in Part I of Schedule 3 (*Requests*) of the Facilities Agremeent.

General Definitions

2 Any reference in the Security Agreement and this Form M395 to:

(a) the "**Agent**", the "**Arranger**", the "**Security Trustee**", the "**Chargor**" or the "**Finance Parties**" shall be construed so as to include its or their successors, permitted transferees and permitted

assigns, whether immediate or derivative, and, in the case of the Security Trustee, shall include the person for the time being appointed as Security Trustee or as an additional Security Trustee for the purpose of, and in accordance with, the Facilities Agreement,

(b) the **"assets"** of any person shall include the undertaking, property, revenues, rights and assets (present and future) of whatsoever nature of such person,

(c) a **"person"** shall include any person, firm, company, partnership, corporation or unincorporated body of persons or any state or government or any agency or delegate of them

3 Any reference in the Security Agreement and this Form M395 to a mortgage, charge or assignment of any asset shall be construed so as to include

(a) the benefit of any covenants for title given or entered into by any predecessor in title of the Chargor in respect of that asset and all other rights, benefits, claims, contracts, warranties, remedies, security or indemnities in respect of that asset,

(b) the proceeds of sale of any part of that asset and any other moneys paid or payable in respect of or in connection with that asset; and

(c) in respect of any Mortgaged Property, all Premises and all fixtures and fittings (including trade fixtures and fittings and tenants' fixtures and fittings) from time to time in or on that Mortgaged Property

FILE COPY

CERTIFICATE OF THE REGISTRATION OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No. 06160943

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT A SECURITY AGREEMENT DATED THE 31st MAY 2007 AND CREATED BY PRECIS (2682) LIMITED FOR SECURING ALL MONIES DUE OR TO BECOME DUE FROM THE CHARGOR AND EACH OTHER MEMBER OF THE GROUP TO THE FINANCE PARTIES ON ANY ACCOUNT WHATSOEVER UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 8th JUNE 2007

GIVEN AT COMPANIES HOUSE, CARDIFF THE 15th JUNE 2007.

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

HCDMM

Companies House

— for the record —

HC026B

LFM GROUP
LASERFORM

288a

RECEIVED

2008 MAY 13 A 11:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 6160943

Company Name in full PRECIS (2682) LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	12	04	2007	† Date of Birth	25	06	1968

Appointment form

Appointment as director: X — as secretary: X

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: MR — *Honours etc:

Forename(s): PAUL HARRIS

Surname: DOUGHTY

Previous Forename(s): — Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Usual residential address †† 3 PEEL HALL PARK, ASHTON HAYES

Post town: CHESTER — Postcode: CH3 8AY

County / Region: CHESHIRE — Country: UK

† Nationality: BRITISH — † Business occupation: CHIEF FINANCIAL OFFICER

† Other directorships (additional space overleaf): Please see attached continuation sheet

I consent to act as ** director / secretary of the above named company

Consent signature P Doughty — **Date** 04 APRIL 2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed For and on behalf of Peregrine Secretarial Services Limited [signature] — **Date** 12 APRIL 2007

(** a director / [struck through])

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 — DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House receipt date barcode

Precis (2682) Limited (Company No. 6160943)

PAUL HARRIS DOUGHTY - OTHERS DIRECTORSHIPS:

	Company Name	Company Number
	COMPANY SECRETARY:	
1.	TRAVELSUPERMARKET.COM LIMITED	04439956
2.	ONLINE LEEDS LIMITED	04430026
3.	VIEW MY ACCOUNTS LIMITED	04466002
4.	INSURESUPERMARKET.COM LIMITED	04439954
5.	UNIQUE E-VENTURES LIMITED	04439970
6.	VIRTUAL PROCESSING LIMITED	04458120
7.	ABACUS PERMANENT LIMITED	04444066
8.	1ST SOURCE PARTNERSHIP LIMITED	04384073
9.	MORTGAGE 2000 LIMITED	04384674
	DIRECTOR	
10.	MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED	03157344
11.	UNIQUE E-VENTURES LIMITED	04439970

LFM GROUP
LASERFORM

288a

Please complete in typescript, or in bold black capitals.

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 6160943

Company Name in full PRECIS (2682) LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	12	04	2007	† Date of Birth	07	08	1967

Appointment form Appointment as director X as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title MR *Honours etc

Forename(s) SIMON JUSTIN

Surname NIXON

Previous Forename(s) Previous Surname(s)

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Usual residential address †† 3 SANDOWN TERRACE

Post town BOUGHTON Postcode CH3 5BN

County / Region CHESHIRE Country UK

† Nationality BRITISH † Business occupation PUBLISHER

† Other directorships (additional space overleaf) Please see continuation sheet attached

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 09 APRIL 2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed For and on behalf of Peregrine Secretarial Services Limited [signature] **Date** 12 APRIL 2007

(** a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland

Precis (2682) Limited (Company No. 6160943)

SIMON JUSTIN NIXON - OTHERS DIRECTORSHIPS:

	Company Name	Company Number
	COMPANY SECRETARY:	
1.	DOTCOM TRAVEL LIMITED	03611158
2.	MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED	03157344
3.	MONEYSUPERMARKET.COM LIMITED	03945937
4.	M2 MORTGAGE CLUB LIMITED	03544396
	DIRECTOR	
5.	MORTGAGE 2000 DESIGN & PROCESSING LIMITED	03562463
6.	TRAVELSUPERMARKET.COM LIMITED	04439956
7.	UNIQUE E-VENTURES LIMITED	04439970
8.	INSURESUPERMARKET.COM LIMITED	04439954
9.	VIEW MY ACCOUNTS LIMITED	04466002
10.	ABACUS PERMANENT LIMITED	04444066
11.	DOTCOM TRAVEL LIMITED	03611158
12.	VIRTUAL PROCESSING LIMITED	04458120
13.	MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED	03157344
14.	1ST SOURCE PARTNERSHIP LIMITED	04384073
15.	MONEYSUPERMARKET.COM LIMITED	03945937
16.	MORTGAGE 2000 LIMITED	04384674
17.	M2 MORTGAGE CLUB LIMITED	03544396
18.	MONEYSUPERMARKET LIMITED	03983242
19.	ONLINE LEEDS LIMITED	04430026

CS GROUP Laserform

287

Please complete in typescript, or in bold black capitals.

CHFP025

Change in situation or address of Registered Office

RECEIVED 2007 MAY 13 A 11:39 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number 6160943

Company Name in full PRECIS (2682) LIMITED

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

For English and Welsh companies, the address must be in England or Wales. For Scottish companies, the address must be in Scotland.

Address: MONEYSUPERMARKET HOUSE

ST DAVID'S PARK

Post town: EWLOE

County / Region: CHESTER Postcode: CH5 3UZ

For and on behalf of Peregrine Secretarial Services Limited

Signed [signature] **Date** 12 APRIL 2007

† Please delete as appropriate.

† a director/XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Laserform International 12/06

759919(

LFM GROUP
LASERFORM

225

Please complete in typescript, or in bold black capitals.

CHFP025

Change of accounting reference date

Company Number 6160943

Company Name in Full PRECIS 2682 LIMITED

	Day	Month	Year
The accounting reference period ending	3 1	0 3	2 0 0 8
is shortened/XXXXXXX † so as to end on	3 1	1 2	2 0 0 7

Subsequent periods will end on the same day and month in future years.

If extending more than once in five years, please indicate in the box the number of the provision listed in note c. on which you are relying.

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You **may not** change a period for which the accounts are already overdue.

b. You **may not** extend a period beyond 18 months unless the company is subject to an administration order.

c. You **may not** extend periods more than once in five years unless:

1. the company is subject to an administration order, or
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area, or
4. the form is being submitted by an oversea company.

For and on behalf of Peregrine Secretarial Services Limited

Signed [signature] **Date** 12 APRIL 2007

† Please delete as appropriate

† a director / XXXXXX / XXXXXXXX / XXXXXXXXXXXXX / XXXXXXXXXXXXX / XXXXXXXXXX / XXXXXXXXXXXXXXXXXXXXXXXXXXXX

Please give the name, address, telephone number and, if available, a DX number and Exchange, for the person Companies House should contact if there is any query

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Laserform International 12/99

759918!

LFM GROUP
LASERFORM

288b

Please complete in typescript, or in bold black capitals.

CHFP025

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 6160943

Company Name in full PRECIS (2682) LIMITED

	Day	Month	Year
Date of termination of appointment	12	04	2007

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME

*Style / Title:

*Honours etc:

Forename(s): OFFICE ORGANIZATION & SERVICES LIMITED

Surname:

	Day	Month	Year
† Date of Birth			

For and on behalf of Peregrine Secretarial Services Limited

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 12 APRIL 2007

(** serving director/XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP
LASERFORM

288b

Terminating appointment as director or secretary

Please complete in typescript, or in bold black capitals.

CHFP025

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 6160943

Company Name in full PRECIS (2682) LIMITED

	Day	Month	Year
Date of termination of appointment	12	04	2007

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title: *Honours etc:

Forename(s): PEREGRINE SECRETARIAL SERVICES LIMITED

Surname:

	Day	Month	Year
† Date of Birth			

For and on behalf of Peregrine Secretarial Services Limited

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 12 APRIL 2007

(** serving director XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

File Copy

RECEIVED

CERTIFICATE OF INCORPORATION
OF A PRIVATE LIMITED COMPANY

Company No. 6160943

The Registrar of Companies for England and Wales hereby certifies that

PRECIS (2682) LIMITED

is this day incorporated under the Companies Act 1985 as a private company and that the company is limited.

Given at Companies House, Cardiff, the 14th March 2007

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

N0 6160943C

Companies House
— for the record —

The above information was communicated in non-legible form and authenticated by the Registrar of Companies under section 710A of the Companies Act 1985

Companies House — for the record

Electronic statement of compliance with requirements on application for registration of a company pursuant to section 12(3A) of the Companies Act 1985

Company number	6160943
Company name	PRECIS (2682) LIMITED
I,	PEREGRINE SECRETARIAL SERVICES LTD
of	LEVEL 1 EXCHANGE HOUSE PRIMROSE STREET LONDON EC2A 2HS
a	person named as a director of the company in the statement delivered to the registrar of companies under section 10(2) of the Companies Act 1985

make the following statement of compliance in pursuance of section 12(3A) of the Companies Act 1985

Statement: I hereby state that all the requirements of the Companies Act 1985 in respect of the registration of the above company and of matters precedent and incidental to it have been complied with.

Confirmation of electronic delivery of information

This statement of compliance was delivered to the registrar of companies electronically and authenticated in accordance with the registrar's direction under section 707B of the Companies Act 1985.

WARNING: The making of a false statement could result in liability to criminal prosecution

Companies House

— for the record —

10(ef)

First directors and secretary and intended situation of registered office

XP6XNNUT

Received for filing in Electronic Format on the: 14/03/2007

Company Name in full:	PRECIS (2682) LIMITED
Proposed Registered Office:	LEVEL 1, EXCHANGE HOUSE PRIMROSE STREET LONDON EC2A 2HS

---

memorandum delivered by an agent for the subscriber(s): Yes

Agent's Name:	JORDANS LIMITED
Agent's Address:	21 ST THOMAS STREET BRISTOL BS1 6JS

Company Secretary

Name	OFFICE ORGANIZATION & SERVICES LTD
Address:	LEVEL 1 EXCHANGE HOUSE PRIMROSE STREET LONDON EC2A 2HS

Consented to Act: Y *Date authorised* 14/03/2007 *Authenticated:* Y

Director 1:

Name **PEREGRINE SECRETARIAL SERVICES LTD**

Address: **LEVEL 1**
EXCHANGE HOUSE
PRIMROSE STREET
LONDON
EC2A 2HS

Consented to Act: **Y** *Date authorised* **14/03/2007** *Authenticated:* **Y**

Authorisation

Authoriser Designation: **AGENT** *Date Authorised:* **14/03/2007** *Authenticated:* **Yes**

THE COMPANIES ACT 1985

and

THE COMPANIES ACT 1989

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

-of-

PRECIS (2682) LIMITED

1. The Company's name is PRECIS (2682) LIMITED

2. The Company's registered office is to be situated in England and Wales

3. The Company's objects are:-

(1) To carry on the business of an investment company and for that purpose to acquire and hold either in the name of the Company or in that of any nominee shares, stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company wherever incorporated or carrying on business and debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any government, sovereign ruler, commissioners, public body or authority, supreme, dependent, municipal, local or otherwise in any part of the world.

(2) To acquire any shares, stock, debentures, debenture stock, bonds, notes, obligations, or securities by original subscription, contract, tender, purchase, exchange, underwriting, participation in syndicates or otherwise, and whether or not fully paid up, and to subscribe for the same subject to such terms and conditions (if any) as may be thought fit.

(3) To exercise and enforce all rights and powers conferred by or incident to the ownership of any shares, stock, debentures, debenture stock, bonds, notes, obligations or securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof and to provide managerial and other executive supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as may be thought fit.

(4) To carry on business as a general commercial company.

(5) To carry on any other business which may seem to the Company capable of being conducted directly or indirectly for the benefit of the Company.

(6) To acquire by any means any real or personal property or rights whatsoever and to use, exploit and develop the same.

(7) To conduct, promote and commission research and development in connection with any activities or proposed activities of the Company, and to apply for and take out, purchase or otherwise acquire any patents, patent rights, inventions, secret processes, designs, copyrights, trade marks, service marks, commercial names and designations, know-how, formulae, licences, concessions and the like (and any interest in any of them) and any exclusive or non-exclusive or limited right to use, and any secret or other information as to, any invention or secret process of any kind; and to use, exercise, develop, and grant licences in respect of, and otherwise turn to account and deal with, the property, rights and information so acquired.

(8) To acquire by any means the whole or any part of the assets, and to undertake the whole or any part of the liabilities, of any person carrying on or proposing to carry on any business which the Company is authorised to carry on or which can be carried on in connection therewith, and to acquire an interest in, amalgamate or enter into any arrangement for sharing profits, or for co-operation, or for limiting competition, or for mutual assistance, with any such person and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, whether fully or partly paid up, debentures, or other securities or rights that may be agreed upon.

(9) To subscribe for, underwrite, purchase or otherwise acquire, and to hold, and deal with, any shares, stocks, debentures, bonds, notes and other securities, obligations and other investments of any nature whatsoever and any options or rights in respect of them; and otherwise to invest and deal with the money and assets of the Company.

(10) To lend money or give credit to such persons and on such terms as may seem expedient.

(11) To borrow money and to secure by mortgage, charge or lien upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, the discharge by the Company or any other person of any obligation or liability.

(12) To guarantee the performance of any obligation by any person whatsoever, whether or not for the benefit of the Company or in furtherance of any of its objects.

(13) To draw, make, accept, endorse, discount, negotiate, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(14) To apply for, promote and obtain any Act of Parliament, charter, privilege, concession, licence or authorisation of any government, state, department or other authority (international, national, local, municipal or otherwise) for enabling the Company to carry any of its objects into effect or for extending any of the Company's powers or for effecting any modification of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any actions, steps, proceedings or applications which may seem calculated directly or indirectly to prejudice the interests of the Company or of its members.

(15) To enter into any arrangements with any government, state, department or other authority (international, national, local, municipal or otherwise), or any other person, that may seem conducive to the Company's objects or any of them, and to obtain from any such government, state, department, authority, or person, and to carry out, exercise and exploit, any charter, contract, decree, right, privilege or concession which the Company may think desirable.

(16) To do all or any of the following, namely -

(1) to establish, provide, carry on, maintain, manage, support, purchase and contribute to any pension, superannuation, retirement, redundancy, injury, death benefit or insurance funds, trusts, schemes or policies for the benefit of, and to give or procure the giving of pensions, annuities, allowances, gratuities, donations, emoluments, benefits of any description (whether in kind or otherwise), incentives, bonuses, assistance (whether financial or otherwise) and accommodation in such manner and on such terms as the Company thinks fit to, and to make payments for or towards the insurance of -

(a) any individuals who are or were at any time in the employment of, or directors or officers of (or held comparable or equivalent office in), or acted as consultants or advisers to or agents for -

(i) the Company or any company which is or was its parent company or is or was a subsidiary undertaking of the Company or any such parent company; or

(ii) any person to whose business the Company or any subsidiary undertaking of the Company is, in whole or in part, a successor directly or indirectly; or

(iii) any person otherwise allied to or associated with the Company;

(b) any other individuals whose service has been of benefit to the Company or who the Company considers have a moral claim on the Company; and

(c) the spouses, widows, widowers, families and dependants of any such individuals as aforesaid; and

(2) to establish, provide, carry on, maintain, manage, support and provide financial assistance to welfare, sports and social facilities, associations, clubs, funds and institutions which the Company considers likely to benefit or further the interests of any of the aforementioned individuals, spouses, widows, widowers, families and dependants.

(17) To establish, maintain, manage, support and contribute to any schemes or trusts for the acquisition of shares in the Company or its holding company by or for the benefit of any individuals who are or were at any time in the employment of, or directors or officers of, the Company or any company which is or was its parent company or is or was a subsidiary undertaking of the Company or any such parent company, and to lend money to any such individuals to enable them to acquire shares in the Company or in its parent company and to establish, maintain, manage and support (financially or otherwise) any schemes for sharing profits of the Company or any other such company as aforesaid with any such individuals.

(18) To subscribe or contribute (in cash or in kind) to, and to promote or sponsor, any charitable, benevolent or useful object of a public character or any object which the Company considers may directly or indirectly further the interests of the Company, its employees or its members.

(19) To pay and discharge all or any expenses, costs and disbursements, to pay commissions and to remunerate any person for services rendered or to be rendered, in connection with the formation, promotion and flotation of the Company and the underwriting or placing or issue at any time of any securities of the Company or of any other person.

(20) To issue, allot and grant options over securities of the Company for cash or otherwise or in payment or part payment for any real or personal property or rights therein purchased or otherwise acquired by the Company or any services rendered to, or at the request of, or for the benefit of, the Company or as security for, or indemnity for, or towards satisfaction of, any liability or obligation undertaken or agreed to be undertaken by or for the benefit of the Company, or in consideration of any obligation (even if valued at less than the nominal value of such securities) or for any other purpose.

(21) To procure the Company to be registered or recognised in any part of the world.

(22) To promote any other company for the purpose of acquiring all or any of the property or undertaking any of the liabilities of the Company, or both, or of undertaking any business or operations which may appear likely to assist or benefit the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares, debentures or other securities of any such company as aforesaid.

(23) To dispose by any means of the whole or any part of the assets of the Company or of any interest therein.

(24) To distribute among the members of the Company in kind any assets of the Company.

(25) To do all or any of the above things in any part of the world, and either as principal, agent, trustee, contractor or otherwise, and either alone or in conjunction with others, and either by or through agents, trustees, sub-contractors or otherwise.

(26) To do all such other things as may be deemed, or as the Company considers, incidental or conducive to the attainment of the above objects or any of them.

AND IT IS HEREBY DECLARED that in this clause:-

(A) unless the context otherwise requires, words in the singular include the plural and vice versa;

(B) unless the context otherwise requires, a reference to a person includes a reference to a body corporate and to an unincorporated body of persons;

(C) references to "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible;

(D) a reference to anything which the Company thinks fit or desirable or considers or which may seem (whether to the Company or at large) expedient, conducive, calculated or capable, or to any similar expression connoting opinion or perception, includes, in relation to any power exercisable by or matter within the responsibility of the directors of the Company, a reference to any such thing which the directors so think or consider or which may so seem to the directors or which is in the opinion or perception of the directors;

(E) the expressions "subsidiary undertaking" and "parent company" have the same meaning as in section 258 of and Schedule 10A to the Companies Act 1985 or any statutory modification or re-enactment of it;

(F) the objects specified in each of the foregoing paragraphs of this clause shall be separate and distinct objects of the Company and accordingly shall not be in any way limited or restricted (except so far as otherwise expressly stated in any paragraph) by reference to or inference from the terms of any other paragraph or the order in which the paragraphs occur or the name of the Company, and none of the paragraphs shall be deemed merely subsidiary or incidental to any other paragraph.

4. The liability of the members is limited.

5. The share capital of the Company is £100 divided into 100 shares of £1 each.

I, the subscriber to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and I agree to take the number of shares shown opposite my name.

Name and address of Subscriber		Number of shares taken by the Subscriber
1	For and on behalf of Peregrine Secretarial Services Ltd Level 1 Exchange House Primrose Street LONDON EC2A 2HS	- Two

ed 14/03/2007

HS06e ZK6651

THE COMPANIES ACT 1985

and

THE COMPANIES ACT 1989

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

-of-

PRECIS (2682) LIMITED

PRELIMINARY

1. The regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 (SI 1985 No. 805) as amended by the Companies (Tables A to F) (Amendment) Regulations 1985 (SI 1985 No. 1052) and as further amended by The Companies Act 1985 (Electronic Communications) Order 2000 (SI 2000 No. 3373) (such Table being hereinafter called "Table A") shall apply to the Company save in so far as they are varied or excluded by or are inconsistent with these articles; and regulation 1 shall so apply as if references to "these regulations" included references to these articles. Accordingly, in these articles "the Act" means the Companies Act 1985, including any statutory modification or re-enactment of it for the time being in force; and any reference in these articles to a provision of that Act includes a reference to any statutory modification or re-enactment of that provision for the time being in force.

2. Regulations 24, 57, 62, 64, 73 to 80 (inclusive), 94 to 97 (inclusive) and 101 and 118 in Table A shall not apply to the Company.

ALLOTMENT OF SHARES

3. Pursuant to Section 80 of the Act, the directors are generally and unconditionally authorised to exercise any power of the Company to allot and grant rights to subscribe for or convert securities into shares of the Company up to the amount of the authorised share capital with which the Company is incorporated at any time or times during the period of five years from the date of incorporation and the directors may, after that period, allot any shares or grant any such rights under this authority in pursuance of an offer or agreement so to do made by the Company within that period. The authority hereby given may at any time (subject to the said Section 80) be renewed, revoked or varied by ordinary resolution of the Company in general meeting.

4. Sections 89(1) and 90(1) to (6) (inclusive) of the Act, in their application to allotments by the Company of equity securities, are hereby excluded.

TRANSFER OF SHARES

5. Regulation 23 in Table A shall apply to the Company as if the instrument of transfer of any share shown in the Memorandum of Association to have been taken by a subscriber

to it need not be executed by or on behalf of the transferee, even where the share is not fully paid.

6. The directors may in their absolute discretion, and without giving any reason, decline to register any transfer of any share, whether or not fully paid.

PROCEEDINGS AT GENERAL MEETINGS

7. Where the Company has only one member, regulation 40 in Table A shall apply to the Company as if reference to two persons were a reference to one and the word "each" were omitted.

DELIVERY OF PROXIES

8. The appointment of a proxy and (if required by the directors) any authority under which the proxy is appointed or a copy of the authority, certified notarially or in some other manner approved by the directors, shall be deposited or received at the office (or at such other place or address, including an address for the purpose of receiving electronic communications, or delivered to such person, as may be specified or agreed by the directors) at or before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to act or, in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, at or before the time appointed for the taking of the poll, and an appointment of proxy which is not so deposited, received or delivered shall be invalid.

DIRECTORS

9. Unless otherwise determined by ordinary resolution the number of directors (other than alternate directors) shall not be subject to any maximum but shall not be less than one.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

10. A member or members holding a majority in nominal value of the issued ordinary shares in the Company may appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director, and may remove from office any director however appointed. Any such appointment or removal shall be effected by an instrument in writing signed by the member or members concerned or, in the case of a corporate member, signed by one of its directors on its behalf, and shall take effect on lodgement at the registered office.

11. The directors may appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director.

12. The Company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director and, without prejudice to the provisions of the Act, may by ordinary resolution remove a director from office.

13. The removal of a director under article 10 or 12 shall be without prejudice to any claim the director may have for breach of any contract of service between him and the Company.

14. No person shall be disqualified from being or becoming a director by reason of his attaining or having attained the age of 70 or any other age.

PROCEEDINGS OF DIRECTORS

15. A director who has duly declared his interest (so far as he is required to do so) may vote at a meeting of the directors or of a committee of the directors on any resolution concerning a matter in which he is interested, directly or indirectly. If he does, his vote

shall be counted; and whether or not he does, his presence at the meeting shall be taken into account in calculating the quorum.

16. Where the Company has only one director, that director may exercise all the powers of the directors by regulation 70 in Table A or otherwise by virtue of these articles, notwithstanding any restriction in regulation 89 (as to quorum for the transaction of the business of directors) or regulation 90 (as to the purposes for which a sole continuing director may act).

ELECTRONIC COMMUNICATION BOARD MEETINGS

17. A meeting of the directors may be held between directors some or all of whom are in different places provided that each director who participates in the meeting is able to communicate with each of the other participating directors whether directly or by any form of electronic communication or a combination of such methods, such that each director is able:

   (a) to hear each of the other participating directors addressing the meeting; and

   (b) if he so wishes, to address each of the other participating directors simultaneously.

   A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum. A director shall be regarded for all purposes as being present in person if and for so long as those conditions are satisfied in respect of him. A meeting held in this way shall be deemed to take place at the place where a majority of the directors participating in the meeting is assembled or, in default of such a majority, at the place where the Chairman of the meeting is physically present.

SEAL

18.

   (a) If the Company has a seal it shall only be used with the authority of the directors or of a committee of directors. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or a second director.

   (b) The obligation under regulation 6 of Table A relating to the sealing of share certificates shall apply only if the Company has a seal.

   (c) The Company may exercise the powers conferred by Section 39 of the Act with regard to having an official seal for use abroad, and such powers shall be vested in the directors.

INDEMNITY

19. Subject to the provisions of the Act, the Company may:

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company; and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company.

For the purposes of this article, "associated company" has the same meaning as in section 309A of the Act.

Name and address of Subscriber

For and on behalf of
Peregrine Secretarial Services Ltd
Level 1
Exchange House
Primrose Street
LONDON
EC2A 2HS

Dated 14/03/2007

Company Number:0[illegible]

The Companies Acts 1985 to 1989

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM AND ARTICLES OF ASSOCIATION

PRECIS (2682) LIMITED

Incorporated the 14th March 2007

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS

THE COMPANIES ACT 1985

and

THE COMPANIES ACT 1989

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

-of-

PRECIS (2682) LIMITED

1. The Company's name is PRECIS (2682) LIMITED.

2. The Company's registered office is to be situated in England and Wales.

3. The Company's objects are:-

(1) To carry on the business of an investment company and for that purpose to acquire and hold either in the name of the Company or in that of any nominee shares, stocks, debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any company wherever incorporated or carrying on business and debentures, debenture stock, bonds, notes, obligations and securities issued or guaranteed by any government, sovereign ruler, commissioners, public body or authority, supreme, dependent, municipal, local or otherwise in any part of the world.

(2) To acquire any shares, stock, debentures, debenture stock, bonds, notes, obligations, or securities by original subscription, contract, tender, purchase, exchange, underwriting, participation in syndicates or otherwise, and whether or not fully paid up, and to subscribe for the same subject to such terms and conditions (if any) as may be thought fit.

(3) To exercise and enforce all rights and powers conferred by or incident to the ownership of any shares, stock, debentures, debenture stock, bonds, notes, obligations or securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof and to provide managerial and other executive supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as may be thought fit.

(4) To carry on business as a general commercial company.

(5) To carry on any other business which may seem to the Company capable of being conducted directly or indirectly for the benefit of the Company.

(6) To acquire by any means any real or personal property or rights whatsoever and to use, exploit and develop the same.

(7) To conduct, promote and commission research and development in connection with any activities or proposed activities of the Company, and to apply for and take out, purchase or otherwise acquire any patents, patent rights, inventions, secret processes, designs, copyrights, trade marks, service marks, commercial names and designations, know-how, formulae, licences, concessions and the like (and any interest in any of them) and any exclusive or non-exclusive or limited right to use, and any secret or other information as to, any invention or secret process of any kind; and to use, exercise, develop, and grant licences in respect of, and otherwise turn to account and deal with, the property, rights and information so acquired.

(8) To acquire by any means the whole or any part of the assets, and to undertake the whole or any part of the liabilities, of any person carrying on or proposing to carry on any business which the Company is authorised to carry on or which can be carried on in connection therewith, and to acquire an interest in, amalgamate or enter into any arrangement for sharing profits, or for co-operation, or for limiting competition, or for mutual assistance, with any such person and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, whether fully or partly paid up, debentures, or other securities or rights that may be agreed upon.

(9) To subscribe for, underwrite, purchase or otherwise acquire, and to hold, and deal with, any shares, stocks, debentures, bonds, notes and other securities, obligations and other investments of any nature whatsoever and any options or rights in respect of them; and otherwise to invest and deal with the money and assets of the Company.

(10) To lend money or give credit to such persons and on such terms as may seem expedient.

(11) To borrow money and to secure by mortgage, charge or lien upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, the discharge by the Company or any other person of any obligation or liability.

(12) To guarantee the performance of any obligation by any person whatsoever, whether or not for the benefit of the Company or in furtherance of any of its objects.

(13) To draw, make, accept, endorse, discount, negotiate, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(14) To apply for, promote and obtain any Act of Parliament, charter, privilege, concession, licence or authorisation of any government, state, department or other authority (international, national, local, municipal or otherwise) for enabling the Company to carry any of its objects into effect or for extending any of the Company's powers or for effecting any modification of the Company's constitution, or for any other purpose which may seem expedient, and to oppose any actions, steps, proceedings or applications which may seem calculated directly or indirectly to prejudice the interests of the Company or of its members.

(15) To enter into any arrangements with any government, state, department or other authority (international, national, local, municipal or otherwise), or any other person, that may seem conducive to the Company's objects or any of them, and to obtain from any such government, state, department, authority, or person, and to carry out, exercise and exploit, any charter, contract, decree, right, privilege or concession which the Company may think desirable.

(16) To do all or any of the following, namely -

(1) to establish, provide, carry on, maintain, manage, support, purchase and contribute to any pension, superannuation, retirement, redundancy, injury, death benefit or insurance funds, trusts, schemes or policies for the benefit of, and to give or procure the giving of pensions, annuities, allowances, gratuities, donations, emoluments, benefits of any description (whether in kind or otherwise), incentives, bonuses, assistance (whether financial or otherwise) and accommodation in such manner and on such terms as the Company thinks fit to, and to make payments for or towards the insurance of -

(a) any individuals who are or were at any time in the employment of, or directors or officers of (or held comparable or equivalent office in), or acted as consultants or advisers to or agents for -

(i) the Company or any company which is or was its parent company or is or was a subsidiary undertaking of the Company or any such parent company; or

(ii) any person to whose business the Company or any subsidiary undertaking of the Company is, in whole or in part, a successor directly or indirectly; or

(iii) any person otherwise allied to or associated with the Company;

(b) any other individuals whose service has been of benefit to the Company or who the Company considers have a moral claim on the Company; and

(c) the spouses, widows, widowers, families and dependants of any such individuals as aforesaid; and

(2) to establish, provide, carry on, maintain, manage, support and provide financial assistance to welfare, sports and social facilities, associations, clubs, funds and institutions which the Company considers likely to benefit or further the interests of any of the aforementioned individuals, spouses, widows, widowers, families and dependants.

(17) To establish, maintain, manage, support and contribute to any schemes or trusts for the acquisition of shares in the Company or its holding company by or for the benefit of any individuals who are or were at any time in the employment of, or directors or officers of, the Company or any company which is or was its parent company or is or was a subsidiary undertaking of the Company or any such parent company, and to lend money to any such individuals to enable them to acquire shares in the Company or in its parent company and to establish, maintain, manage and support (financially or otherwise) any schemes for sharing profits of the Company or any other such company as aforesaid with any such individuals.

(18) To subscribe or contribute (in cash or in kind) to, and to promote or sponsor, any charitable, benevolent or useful object of a public character or any object which the Company considers may directly or indirectly further the interests of the Company, its employees or its members.

(19) To pay and discharge all or any expenses, costs and disbursements, to pay commissions and to remunerate any person for services rendered or to be rendered, in connection with the formation, promotion and flotation of the Company and the underwriting or placing or issue at any time of any securities of the Company or of any other person.

(20) To issue, allot and grant options over securities of the Company for cash or otherwise or in payment or part payment for any real or personal property or rights therein purchased or otherwise acquired by the Company or any services rendered to, or at the request of, or for the benefit of, the Company or as security for, or indemnity for, or towards satisfaction of, any liability or obligation undertaken or agreed to be undertaken by or for the benefit of the Company, or in consideration of any obligation (even if valued at less than the nominal value of such securities) or for any other purpose.

(21) To procure the Company to be registered or recognised in any part of the world.

(22) To promote any other company for the purpose of acquiring all or any of the property or undertaking any of the liabilities of the Company, or both, or of undertaking any business or operations which may appear likely to assist or benefit the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares, debentures or other securities of any such company as aforesaid.

(23) To dispose by any means of the whole or any part of the assets of the Company or of any interest therein.

(24) To distribute among the members of the Company in kind any assets of the Company.

(25) To do all or any of the above things in any part of the world, and either as principal, agent, trustee, contractor or otherwise, and either alone or in conjunction with others, and either by or through agents, trustees, sub-contractors or otherwise.

(26) To do all such other things as may be deemed, or as the Company considers, incidental or conducive to the attainment of the above objects or any of them.

AND IT IS HEREBY DECLARED that in this clause:-

(A) unless the context otherwise requires, words in the singular include the plural and vice versa;

(B) unless the context otherwise requires, a reference to a person includes a reference to a body corporate and to an unincorporated body of persons;

(C) references to "other" and "otherwise" shall not be construed ejusdem generis where a wider construction is possible;

(D) a reference to anything which the Company thinks fit or desirable or considers or which may seem (whether to the Company or at large) expedient, conducive, calculated or capable, or to any similar expression connoting opinion or perception, includes, in relation to any power exercisable by or matter within the responsibility of the directors of the Company, a reference to any such thing which the directors so think or consider or which may so seem to the directors or which is in the opinion or perception of the directors;

(E) the expressions "subsidiary undertaking" and "parent company" have the same meaning as in section 258 of and Schedule 10A to the Companies Act 1985 or any statutory modification or re-enactment of it;

(F) the objects specified in each of the foregoing paragraphs of this clause shall be separate and distinct objects of the Company and accordingly shall not be in any way limited or restricted (except so far as otherwise expressly stated in any paragraph) by reference to or inference from the terms of any other paragraph or the order in which the paragraphs occur or the name of the Company, and none of the paragraphs shall be deemed merely subsidiary or incidental to any other paragraph.

4. The liability of the members is limited.

5. The share capital of the Company is £100 divided into 100 shares of £1 each.

I, the subscriber to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and I agree to take the number of shares shown opposite my name.

Name and Address of Subscriber	Number of Shares Taken
Peregrine Secretarial Services Ltd Level 1 Exchange House Primrose Street LONDON	2
Total shares taken -	Two

Dated 14th March 2007.

THE COMPANIES ACT 1985

and

THE COMPANIES ACT 1989

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

-of-

PRECIS (2682) LIMITED

PRELIMINARY

1. The regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 (SI 1985 No. 805) as amended by the Companies (Tables A to F) (Amendment) Regulations 1985 (SI 1985 No. 1052) and as further amended by The Companies Act 1985 (Electronic Communications) Order 2000 (SI 2000 No. 3373) (such Table being hereinafter called "Table A") shall apply to the Company save in so far as they are varied or excluded by or are inconsistent with these articles; and regulation 1 shall so apply as if references to "these regulations" included references to these articles. Accordingly, in these articles "the Act" means the Companies Act 1985, including any statutory modification or re-enactment of it for the time being in force; and any reference in these articles to a provision of that Act includes a reference to any statutory modification or re-enactment of that provision for the time being in force.

2. Regulations 24, 57, 62, 64, 73 to 80 (inclusive), 94 to 97 (inclusive) and 101 and 118 in Table A shall not apply to the Company.

ALLOTMENT OF SHARES

3. Pursuant to Section 80 of the Act, the directors are generally and unconditionally authorised to exercise any power of the Company to allot and grant rights to subscribe for or convert securities into shares of the Company up to the amount of the authorised share capital with which the Company is incorporated at any time or times during the period of five years from the date of incorporation and the directors may, after that period, allot any shares or grant any such rights under this authority in pursuance of an offer or agreement so to do made by the Company within that period. The authority hereby given may at any time (subject to the said Section 80) be renewed, revoked or varied by ordinary resolution of the Company in general meeting.

4. Sections 89(1) and 90(1) to (6) (inclusive) of the Act, in their application to allotments by the Company of equity securities, are hereby excluded.

TRANSFER OF SHARES

5. Regulation 23 in Table A shall apply to the Company as if the instrument of transfer of any share shown in the Memorandum of Association to have been taken by a subscriber to it need not be executed by or on behalf of the transferee, even where the share is not fully paid.

6. The directors may in their absolute discretion, and without giving any reason, decline to register any transfer of any share, whether or not fully paid.

PROCEEDINGS AT GENERAL MEETINGS

7. Where the Company has only one member, regulation 40 in Table A shall apply to the Company as if reference to two persons were a reference to one and the word "each" were omitted.

DELIVERY OF PROXIES

8. The appointment of a proxy and (if required by the directors) any authority under which the proxy is appointed or a copy of the authority, certified notarially or in some other manner approved by the directors, shall be deposited or received at the office (or at such other place or address, including an address for the purpose of receiving electronic communications, or delivered to such person, as may be specified or agreed by the directors) at or before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to act or, in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, at or before the time appointed for the taking of the poll, and an appointment of proxy which is not so deposited, received or delivered shall be invalid.

DIRECTORS

9. Unless otherwise determined by ordinary resolution the number of directors (other than alternate directors) shall not be subject to any maximum but shall not be less than one.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

10. A member or members holding a majority in nominal value of the issued ordinary shares in the Company may appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director, and may remove from office any director however appointed. Any such appointment or removal shall be effected by an instrument in writing signed by the member or members concerned or, in the case of a corporate member, signed by one of its directors on its behalf, and shall take effect on lodgement at the registered office.

11. The directors may appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director.

12. The Company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director and, without prejudice to the provisions of the Act, may by ordinary resolution remove a director from office.

13. The removal of a director under article 10 or 12 shall be without prejudice to any claim the director may have for breach of any contract of service between him and the Company.

14. No person shall be disqualified from being or becoming a director by reason of his attaining or having attained the age of 70 or any other age.

PROCEEDINGS OF DIRECTORS

15. A director who has duly declared his interest (so far as he is required to do so) may vote at a meeting of the directors or of a committee of the directors on any resolution concerning a matter in which he is interested, directly or indirectly. If he does, his vote shall be counted; and whether or not he does, his presence at the meeting shall be taken into account in calculating the quorum.

16. Where the Company has only one director, that director may exercise all the powers of the directors by regulation 70 in Table A or otherwise by virtue of these articles, notwithstanding any restriction in regulation 89 (as to quorum for the transaction of the business of directors) or regulation 90 (as to the purposes for which a sole continuing director may act).

ELECTRONIC COMMUNICATION BOARD MEETINGS

17. A meeting of the directors may be held between directors some or all of whom are in different places provided that each director who participates in the meeting is able to communicate with each of the other participating directors whether directly or by any form of electronic communication or a combination of such methods, such that each director is able:

(a) to hear each of the other participating directors addressing the meeting; and

(b) if he so wishes, to address each of the other participating directors simultaneously.

A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum. A director shall be regarded for all purposes as being present in person if and for so long as those conditions are satisfied in respect of him. A meeting held in this way shall be deemed to take place at the place where a majority of the directors participating in the meeting is assembled or, in default of such a majority, at the place where the Chairman of the meeting is physically present.

SEAL

18. (a) If the Company has a seal it shall only be used with the authority of the directors or of a committee of directors. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or a second director.

(b) The obligation under regulation 6 of Table A relating to the sealing of share certificates shall apply only if the Company has a seal.

(c) The Company may exercise the powers conferred by Section 39 of the Act with regard to having an official seal for use abroad, and such powers shall be vested in the directors.

INDEMNITY

19. Subject to the provisions of the Act, the Company may:

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company; and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company.

For the purposes of this article, "associated company" has the same meaning as in section 309A of the Act.

Name and Address of Subscriber

Peregrine Secretarial Services Ltd
Level 1
Exchange House
Primrose Street
LONDON

Dated 14th March 2007.

The regulations of Table A to the Companies Act 1985 apply to the company save in so far as they are excluded or varied by its Articles of Association.

Table A as prescribed by the Companies (Tables A to F) Regulations 1985 (S.I. 1985 No. 805), amended by the Companies (Tables A to F) (Amendment) Regulations 1985 (S.I. 1985 No. 1052) and The Companies Act 1985 (Electronic Communications) Order 2000 (S.I. 2000 No. 3373), is reprinted below.

Table A THE COMPANIES ACT 1985
Regulations for Management of a Company Limited by Shares

INTERPRETATION

1. In these regulations -

"the Act" means the Companies Act 1985 including any statutory modification or re-enactment thereof for the time being in force.

"the articles" means the articles of the company.

"clear days" in relation to the period of notice means that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.

"communication" means the same as in the Electronic Communications Act 2000.

"electronic communication" means the same as in the Electronic Communications Act 2000.

"executed" includes any mode of execution.

"office" means the registered office of the company.

"the holder" in relation to shares means the member whose name is entered in the register of members as the holder of the shares.

"the seal" means the common seal of the company.

"secretary" means the secretary of the company or any other person appointed to perform the duties of the secretary of the company, including a joint, assistant or deputy secretary.

"the United Kingdom" means Great Britain and Northern Ireland.

Unless the context otherwise requires, words or expressions contained in these regulations bear the same meaning as in the Act but excluding any statutory modification thereof not in force when these regulations become binding on the company.

SHARE CAPITAL

2. Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the company may by ordinary resolution determine.

3. Subject to the provisions of the Act, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the company or the holder on such terms and in such manner as may be provided by the articles.

4. The company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

5. Except as required by law, no person shall be recognised by the company as holding any share upon any trust and (except as otherwise provided by the articles or by law) the company shall not be bound by or recognise any interest in any share except an absolute right to the entirety thereof in the holder.

SHARE CERTIFICATES

6. Every member, upon becoming the holder of any shares, shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of such holding) or several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the directors may determine. Every certificate shall be sealed with the seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon. The company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

7. If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of the expenses reasonably incurred by the company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

LIEN

8. The company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may at any time declare any share to be wholly or in part exempt from the provisions of this regulation. The company's lien on a share shall extend to any amount payable in respect of it.

9. The company may sell in such manner as the directors determine any shares on which the company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

10. To give effect to a sale the directors may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

11. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (upon surrender to the company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES AND FORFEITURE

12. Subject to the terms of allotment, the directors may make calls upon the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the company of any sum due thereunder, be revoked in whole or part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

13. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

14. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

15. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call, or if no rate is fixed, at the appropriate rate (as defined by the Act) but the Directors may waive payment of the interest wholly or in part.

16. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of the articles shall apply as if that amount had become due and payable by virtue of a call.

17. Subject to the terms of allotment, the directors may make arrangements on the issue of shares for a difference between the holders in the amounts and times of payment of calls on their shares.

18. If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

19. If the notice is not complied with any share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

20. Subject to the provisions of the Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and at any time before sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the directors think fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the directors may authorise some person to execute an instrument of transfer of the share to that person.

21. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the company for cancellation the certificate for the shares forfeited but shall remain liable to the company for all moneys which at the date of forfeiture were presently payable by him to the company in respect of those shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

22. A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture or disposal of the share.

TRANSFER OF SHARES

23. The instrument of transfer of a share may be in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee.

24. The directors may refuse to register the transfer of a share which is not fully paid to a person of whom they do not approve and they may refuse to register the transfer of a share on which the company has a lien. They may also refuse to register a transfer unless:-

(a) it is lodged at the office or at such other place as the directors may appoint and is accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer:-

(b) it is in respect of only one class of shares; and

(c) it is in favour of not more than four transferees.

25. If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the company send to the transferee notice of the refusal.

26. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

27. No fee shall be charged for the registration of any instrument of transfer or other document, relating to or affecting the title to any share.

28. The company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

TRANSMISSION OF SHARES

29. If a member dies the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his interest; but nothing herein contained shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

30. A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All the articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member had not occurred.

31. A person becoming entitled to a share in consequence of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any meeting of the company or at any separate meeting of the holders of any class of shares in the company.

ALTERATION OF SHARE CAPITAL

32. The company may by ordinary resolution:-

(a) increase its share capital by new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

33. Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the directors may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the company) and distribute the net proceeds of sale in due proportion among those members, and the directors may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the direction of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

34. Subject to the provisions of the Act, the company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

PURCHASE OF OWN SHARES

35. Subject to the provisions of the Act, the company may purchase its own shares (including any redeemable shares) and, if it is a private company, make a payment in respect of the redemption or purchase of its own shares otherwise than out of distributable profits of the company or the proceeds of a fresh issue of shares.

GENERAL MEETINGS

36. All general meetings other than annual general meetings shall be called extraordinary general meetings.

37. The directors may call general meetings and, on the requisition of members pursuant to the provisions of the Act, shall forthwith proceed to convene an extraordinary general meeting for a date not later than eight weeks after receipt of the requisition. If there are not within the United Kingdom sufficient directors to call a general meeting, any director or any member of the company may call a general meeting.

NOTICE OF GENERAL MEETINGS

38. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution appointing a person as a director shall be called by at least twenty-one clear days' notice. All other extraordinary general meetings shall be called by at least fourteen clear days' notice but a general meeting may be called by shorter notice if it is so agreed:-

(a) in the case of an annual general meeting, by all the members entitled to attend and vote thereat; and

(b) in the case of any other meeting by a majority in number of the members having a right to attend and vote being a majority together holding not less than ninety-five per cent, in nominal value of the shares giving that right.

The notice shall specify the time and place of the meeting and the general nature of the business to be transacted and, in the case of an annual general meeting, shall specify the meeting as such.

Subject to the provisions of the articles and to any restrictions imposed on any shares, the notice shall be given to all the members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors.

39. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

40. No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

41. If such a quorum is not present within half an hour from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the directors may determine.

42. The chairman, if any, of the board of directors or in his absence some other director nominated by the directors shall preside as chairman of the meeting, but if neither the chairman nor such other director (if any) be present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number to be chairman and, if there is only one director present and willing to act, he shall be chairman.

43. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

44. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the company.

45. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any such notice.

46. A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded:-

(a) by the chairman; or

(b) by at least two members having the right to vote at the meeting; or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right;

and a demand by a person as proxy for a member shall be the same as a demand by the member.

47. Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number of proportion of the votes recorded in favour of or against the resolution.

48. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

49. A poll shall be taken as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

50. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

51. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

52. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

53. A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting duly convened and held and may consist of several instruments in the like form each executed by or on behalf of one or more members.

VOTES OF MEMBERS

54. Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, not being himself a member entitled to vote, shall have one vote and on a poll every member shall have one vote for every share of which he is the holder.

55. In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the order in which the names of the holders stand in the register of members.

56. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised in that behalf appointed by that court, and any such receiver, curator bonis or other person may, on a poll, vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote shall be deposited at the office, or at such other place as is specified in accordance with the articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

57. No member shall vote at any general meeting or at any separate meeting of the holders of any class of shares in the company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

58. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

59. On a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion.

60. The appointment of a proxy shall be executed by or on behalf of the appointor and shall be in the following form (or in a form as near thereto as circumstances allow or in any other form which is usual or which the directors may approve):-

PLC/Limited

I/We, , of , being a member/members of the above-named company, hereby appoint of or failing him, of , as my/our proxy to vote in my/our name(s) and on my/our behalf at the annual/extraordinary general meeting of the company to be held on 19 , and at any adjournment thereof.

Signed on 19

61. Where it is desired to afford members an opportunity of instructing the proxy how he shall act the appointment of a proxy shall be in the following form (or in a form as near thereto as circumstances allow or in any other form which is usual or which the directors may approve):-

PLC/Limited

I/We, , of being a member/members of the above-named company, hereby appoint of or failing him, of , as my/our proxy to vote in my/our name(s) and on my/our behalf at the annual/extraordinary general meeting of the company, to be held on 19 , and at any adjournment thereof.

This form is to be used in respect of the resolutions mentioned below as follows:

Resolution No. 1 *for *against
Resolution No. 2 *for *against

*Strike out whichever is not desired.
Unless otherwise instructed, the proxy may vote as he thinks fit or abstain from voting.

Signed this day of 19 .

62. The appointment of a proxy and any authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the directors may:-

(a) in the case of an instrument in writing be deposited at the office or at such other place within the United Kingdom as is specified in the notice convening the meeting or in any instrument of proxy sent out by the company in relation to the meeting not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(aa) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications -

(i) in the notice convening the meeting, or

(ii) in the instrument of proxy sent out by the company in relation to the meeting, or

(i) in any invitation contained in an electronic communication to appoint a proxy issued by the company in relation to the meeting,

be received at such address not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote;

(b) in the case of a poll taken more than 48 hours after it is demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

and an appointment of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid. In this regulation and the next "address", in relation to electronic communications, includes any number or address used for the purposes of such communications.

63. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the company at the office or at such other place at which the instrument of proxy was duly deposited or, where the appointment of the proxy was contained in an electronic communication, at the address at which such appointment was duly received before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

NUMBER OF DIRECTORS

64. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall not be subject to any maximum but shall be not less than two.

ALTERNATE DIRECTORS

65. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

66. An alternate director shall be entitled to receive notice of all meetings of directors and of all meetings of committees of directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not personally present, and generally to perform all the functions of his appointor as a director in his absence but shall not be entitled to receive any remuneration from the company for his services as an alternate director. But it shall not be necessary to give notice of such a meeting to an alternate director who is absent from the United Kingdom.

67. An alternate director shall cease to be an alternate director if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

68. Any appointment or removal of an alternate director shall be by notice to the company signed by the director making or revoking the appointment or in any other manner approved by the directors.

69. Save as otherwise provided in the articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF DIRECTORS

70. Subject to the provisions of the Act, the memorandum and the articles and to any directions given by special resolution, the business of the company shall be managed by the directors who may exercise all the powers of the company. No alteration of the memorandum or articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this regulation shall not be limited by any special power given to the directors by the articles and a meeting of directors at which a quorum is present may exercise all powers exercisable by the directors.

71. The directors may, by power of attorney or otherwise, appoint any person to be the agent of the company for such purposes and on such conditions as they determine, including authority for the agent to delegate all or any of his powers.

DELEGATION OF DIRECTORS' POWERS

72. The directors may delegate any of their powers to any committee consisting of one or more directors. They may also delegate to any managing director or any director holding any other executive office such of their powers as they consider desirable to be exercised by him. Any such delegation may be made subject to any conditions the directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the articles regulating the proceedings of directors so far as they are capable of applying.

APPOINTMENT AND RETIREMENT OF DIRECTORS

73. At the first annual general meeting all the directors shall retire from office, and at every subsequent annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office; but if there is only one director who is subject to retirement by rotation, he shall retire.

74. Subject to the provisions of the Act, the directors to retire by rotation shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

75. If the company, at the meeting at which a director retires by rotation, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the reappointment of the director is put to the meeting and lost.

76. No person other than a director retiring by rotation shall be appointed or reappointed a director at any general meeting unless:-

(a) he is recommended by the directors; or

(b) not less than fourteen nor more than thirty-five clear days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting has been given to the company of the intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed, be required to be included in the company's register of directors together with notice executed by that person of his willingness to be appointed or reappointed.

77. Not less than seven nor more than twenty-eight clear days before the date appointed for holding a general meeting notice shall be given to all who are entitled to receive notice of the meeting of any person (other than a director retiring by rotation at the meeting) who is recommended by the directors for appointment or reappointment as a director at the meeting or in respect of whom notice has been duly given to the company of the intention to propose him at the meeting for appointment or reappointment as a director. The notice shall give the particulars of that person which would, if he were so appointed or reappointed be required to be included in the company's register of directors.

78. Subject as aforesaid, the company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire.

79. The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the articles as the maximum number of directors. A director so appointed shall hold office only until the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting. If not reappointed at such annual general meeting, he shall vacate office at the conclusion thereof.

80. Subject as aforesaid, a director who retires at an annual general meeting may, if willing to act, be reappointed. If he is not reappointed, he shall retain office until the meeting appoints someone in his place, or if it does not do so, until the end of the meeting.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

81. The office of a director, shall be vacated if:-

(a) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either:-

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1960; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the company; or

(e) he shall for more than six consecutive months have been absent without permission of the directors from meetings of directors held during that period and the directors resolve that his office be vacated.

REMUNERATION OF DIRECTORS

82. The directors shall be entitled to such remuneration as the company may by ordinary resolution determine and, unless the resolution provides otherwise, the remuneration shall be deemed to accrue from day to day.

DIRECTORS' EXPENSES

83. The directors may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of directors or committees of directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the company or otherwise in connection with the discharge of their duties.

DIRECTORS' APPOINTMENTS AND INTERESTS

84. Subject to the provisions of the Act, the directors may appoint one or more of their number to the office of managing director or to any other executive office under the company and may enter into an agreement or arrangement with any director for his employment by the company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made upon such terms as the directors determine and they may remunerate any such director for his services as they think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the company. A managing director and a director holding any other executive office shall not be subject to retirement by rotation.

85. Subject to the provisions of the Act, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office:-

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the company or in which the company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the company or in which the company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

86. For the purposes of regulation 85:-

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

DIRECTORS' GRATUITIES AND PENSIONS

87. The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held but no longer holds any executive office or employment with the company or with any body corporate which is or has been a subsidiary of the company or a predecessor in business of the company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF DIRECTORS

88. Subject to the provisions of the articles, the directors may regulate their proceedings as they think fit. A director may, and the secretary at the request of a director shall, call a meeting of the directors. It shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

89. The quorum for the transaction of the business of the directors may be fixed by the directors and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum.

90. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

91. The directors may appoint one of their number to be the chairman of the board of directors and may at any time remove him from that office. Unless he is unwilling to do so, the director so appointed shall preside at every meeting of directors at which he is present. But if there is no director holding that office, or if the director holding it is unwilling to preside or is not present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

92. All acts done by a meeting of directors, or of a committee of directors, or by a person acting as a director shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or that

any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

93. A resolution in writing signed by all the directors entitled to receive notice of a meeting of directors or of a committee of directors shall be as valid and effectual as if it had been passed at a meeting of directors or (as the case may be) a committee of directors duly convened and held and may consist of several documents in the like form each signed by one or more directors; but a resolution signed by an alternate director need not also be signed by his appointor and, if it is signed by a director who has appointed an alternate director, it need not be signed by the alternate director in that capacity.

94. Save as otherwise provided by the articles, a director shall not vote at a meeting of directors or of a committee of directors on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty which is material and which conflicts or may conflict with the interests of the company unless his interest or duty arises only because the case falls within one or more of the following paragraphs:-

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the company or any of its subsidiaries;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the company or any of its subsidiaries for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his subscribing or agreeing to subscribe for any shares, debentures or other securities of the company or any of its subsidiaries, or by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures, or other securities by the company or any of its subsidiaries for subscription, purchase or exchange;

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Board of Inland Revenue for taxation purposes.

For the purposes of this regulation, an interest of a person who is, for any purpose of the Act (excluding any statutory modification thereof not in force when this regulation becomes binding on the company), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

95. A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

96. The company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of the articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

97. Where proposals are under consideration concerning the appointment of two or more directors to offices or employments with the company or any body corporate in which the company is interested the proposals may be divided and considered in relation to each director separately and (provided he is not for another reason precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

98. If a question arises at a meeting of directors or of a committee of directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive.

SECRETARY

99. Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit; and any secretary so appointed may be removed by them.

MINUTES

100. The directors shall cause minutes to be made in books kept for the purpose:-

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the company, of the holders of any class of shares in the company, and of the directors, and of committees of directors, including the names of the directors present at such meeting.

THE SEAL

101. The seal shall only be used by the authority of the directors or of a committee of directors authorised by the directors. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or by a second director.

DIVIDENDS

102. Subject to the provisions of the Act, the company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

103. Subject to the provisions of the Act, the directors may pay interim dividends if it appears to them that they are justified by the profits of the company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. Provided the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

104. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

105. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same and in particular may issue fractional certificates and fix the value for distribution of any assets and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

106. Any dividend or other moneys payable in respect of a share may be paid by cheque sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct. Every cheque shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque shall be a good discharge to the company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share.

107. No dividend or other moneys payable in respect of a share shall bear interest against the company unless otherwise provided by the rights attached to the share.

108. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the company.

ACCOUNTS

109. No member shall (as such) have any right of inspecting any accounting records or other book or document of the company except as conferred by statute or authorised by the directors or by ordinary resolution of the company.

CAPITALISATION OF PROFITS

110. The directors may with the authority of an ordinary resolution of the company:-

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the company's share premium account or capital redemption reserve;

(b) appropriate the sum resolved to be capitalised to the members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other; but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this regulation, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under this regulation in fractions; and

(d) authorise any person to enter on behalf of all the members concerned into an agreement with the company providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members.

NOTICES

111. Any notice to be given to or by any person pursuant to the articles (other than a notice calling a meeting of the directors) shall be in writing or shall be given using electronic communications to an address for the time being notified for that purpose to the person giving notice. In this regulation, "address", in relation to electronic communications, includes any number or address used for the purposes of such communications.

112. The company may give any notice to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address or by giving it using electronic communications to an address for the time being notified to the company by the member. In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom and who gives to the company an address within the United Kingdom at which notices may be given to him, or an address to which notices may be sent using electronic communications shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice from the company. In this regulation and the next, "address" in relation to electronic communications, includes any number or address used for the purposes of such communications.

113. A member present, either in person or by proxy, at any meeting of the company or of the holders of any class of shares in the company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

114. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been duly given to a person from whom he derives his title.

115. Proof that an envelope containing a notice was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given. Proof that a notice contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given. A notice shall be deemed to be given at the expiration of 48 hours after the envelope containing it was posted, or, in the case of a notice contained in an electronic communication, at the expiration of 48 hours after the time it was sent.

116. A notice may be given by the company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by the articles for the giving of notice to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description at the address, if any, within the United Kingdom supplied for that purpose by the persons claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

WINDING UP

117. If the company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the company and any other sanction required by the Act, divide among the members in specie the whole or any part of the assets of the company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he with the like sanction determines, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

118. Subject to the provisions of the Act but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer or auditor of the company shall be indemnified out of the assets of the company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the company.

END